UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	File No. 333-_____

Pre-Effective Amendment No.	☐

Post-Effective Amendment No.	☐
and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	File No. 811-06484

Amendment No. 32	☑

(Check appropriate box or boxes.)

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A
(Exact Name of Registrant)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(Name of Depositor)
(Formerly Issued by Nationwide Life and Annuity Company of America)

One Nationwide Plaza, Columbus, Ohio 43215
(Address of Depositor's Principal Executive Offices)                                                                                                                     (Zip Code)

Depositor's Telephone Number, including Area Code	(614) 249-7111

Name and Address of Agent for Service:	Copy to:

Robert W. Horner, III Vice President and Secretary One Nationwide Plaza Columbus, Ohio 43215	Mary Thornton Payne, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415

Approximate Date of Proposed Public Offering	As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered	Units of Interest in Individual Flexible Premium Deferred Variable Annuity Contracts

MARKET STREET VIP/2
Flexible Premium Deferred Variable Annuity

Issued by
Nationwide Provident VA Separate Account A

and

Nationwide Life and Annuity Insurance Company
(Formerly Issued by Nationwide Life and Annuity Company of America)

Prospectus supplement dated January 4, 2010 to
Prospectus dated May 1, 2008, as supplemented June 9, 2009 and September 1, 2008

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.  You may obtain a copy of the prospectus for your Contract by calling (800) 848-6331 (TDD 1-800-238-3035) or write:

Nationwide Life and Annuity Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017-1522

Nationwide Life and Annuity Company of America (“NLACA”) merged with and into Nationwide Life and Annuity Insurance Company (“NLAIC”).  Upon consummation of the merger, NLACA’s separate corporate existence ceased by operation of law, and NLAIC assumed legal ownership of all of the assets of NLACA, including the separate accounts funding the flexible premium deferred variable annuity contracts (each a “Contract”) formerly issued by NLACA, and the assets of those separate accounts.  As a result of the merger, NLAIC became responsible for all liabilities and obligations of NLACA, including those created under the Contracts; and the separate account that funds the benefits for your Contract became a separate account of NLAIC.  The Contracts have thereby become variable annuity contracts funded by a separate account of NLAIC, and each Contract Owner has become a Contract Owner of NLAIC.  Thus, references to Nationwide Life and Annuity Company of America or NLACA in the May 1, 2008 prospectus should generally be replaced by references to Nationwide Life and Annuity Insurance Company or NLAIC.

Please note:  The merger will not affect your rights under the Contract; there are no income tax consequences for you as a result of the merger; and you will not be charged any additional fees or expenses as a result of the merger.

Before January 1, 2010, the Contracts were issued by NLACA, at that time a wholly owned subsidiary of Nationwide Life Insurance Company of America (“NLICA”), which was chartered by the Commonwealth of Pennsylvania in 1865.  NLACA was originally incorporated under Pennsylvania law in 1958 under the name Washington Square Life Insurance Company (“WSLIC”).  WSLIC’s name was changed to Providentmutual Life and Annuity Company of America (“PLACA”) in 1991, and the company was redomiciled as a Delaware insurance company on October 28, 1992.  On October 1, 2002, as a result of a related entity sponsored demutualization, PLACA changed its name to Nationwide Life and Annuity Company of America— or NLACA.  Effective following the close of business on December 31, 2009, NLACA merged with and into NLAIC, and NLAIC was the surviving company.  Also as a part of the sponsored demutualization, the Providentmutual Variable Annuity Separate Account changed its name to the Nationwide Provident VA Separate Account A.

NLAIC is a stock life insurance company organized under Ohio law.  NLAIC was founded in March 1981 and its  Main Administrative Office is One Nationwide Plaza, Columbus, Ohio 43215.  NLAIC provides long-term savings products by issuing life insurance, annuities and other retirement products.  NLAIC is a wholly owned subsidiary of

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Nationwide Life Insurance Company (“NLIC”), a stock life insurance company organized under Ohio law in March 1929, and NLAIC and NLIC are both indirect wholly owned subsidiaries of Nationwide Mutual Insurance Company.

The following supplements the prospectus and replaces any inconsistent information:

Change to the Name of the Issuer:

Effective following the close of business on December 31, 2009, the issuer changed from Nationwide Life and Annuity Company of America (“NLACA”) (formerly Providentmutual Life and Annuity Company of America or PLACA) to Nationwide Life and Annuity Insurance Company (“NLAIC”).  Any and all references to Nationwide Life and Annuity Company of America or NLACA are replaced with Nationwide Life and Annuity Insurance Company or NLAIC.  The new contact information for the issuer is as follows:

Service Center: 5100 Rings Road, RR1-04-F4 Dublin, Ohio 43017-1522 (800) 848-6331 (TDD 1-800-238-3035)	Main Administrative Office: One Nationwide Plaza Columbus, Ohio 43215 (614) 249-7111

The following replaces the list of Portfolios available under the Contract:

The following Funds are available in the Contracts:

Dreyfus Socially Responsible Growth Fund, Inc.
Dreyfus Variable Investment Fund
DWS Variable Series I
Federated Insurance Series
Fidelity Variable Insurance Products Fund
Nationwide Variable Insurance Trust
Premier Variable Insurance Trust
Van Eck Worldwide Insurance Trust
Wells Fargo Advantage Variable Trust

The following replaces the definition of Money Market Subaccount in the Glossary:

The Subaccount that holds shares of the NVIT Money Market Fund- Class IV (“Money Market Portfolio”) of the Nationwide Variable Insurance Trust.

The following replaces the disclosure under the “TABLE OF EXPENSES” heading:

The following tables describe the fees and expenses that you will pay when buying, owning, or surrendering the Contract.

The first table describes the fees and expenses that an Owner will pay at the time that he or she buys the Contract, takes a withdrawal, surrenders the Contract, or transfers the Contract Account Value among the Subaccounts and/or the Guaranteed Account.  State premium taxes may also be deducted.

Contract Owner Transaction Expenses
Sales Load Imposed on Premiums	None

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Maximum Contingent Deferred Sales Charge (as a percentage of amount surrendered or withdrawn)	6%
Transfer Processing Fee	$25 for each transfer after the first twelve transfers each Contract Year.
Maximum Short-Term Trading Fee (as a percentage of transfer amount)	1%
Maximum Premium Tax Charge (as a percentage of purchase payments)1	5%

The next table describes the fees and expenses that a Contract Owner will pay periodically during the life of the Contract (not including Portfolio fees and expenses).

Recurring Contract Expenses
Variable Account Annual Expenses (as a percentage of Variable Account Value)
Mortality and Expense Risk Charges	1.25%
Asset-Based Administration Charge	0.15%
Total Variable Account Annual Expenses	1.40%
Other Annual Expenses
Annual Administration Fee	$30 Per Contract Year

The next table shows the minimum and maximum total operating expenses, as of December 31, 2008, charged by the Portfolios periodically during the life of the Contract.  The table does not reflect short-term trading fees.  More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Total Annual Fund Operating Expenses2	Minimum	Maximum
(expenses that are deducted from Fund assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of Fund assets)	0.34%	1.91%
_______________________________________
1  NLAIC will charge between 0% and 5% of purchase payments for premium taxes levied by state or other government entities.
2  The minimum and maximum Portfolio operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some Portfolios.  Therefore, actual expenses could be lower.  Refer to the Portfolio prospectuses for specific expense information.

The following replaces the disclosure under the “Example” heading:

Example

This Example is intended to help Contract Owners compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.  These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses.  The Example does not reflect premium taxes, transfer charges, or short-term trading fees, which if reflected, would result in higher expenses.

The Example assumes:

•	a $10,000 investment in the Contract for the time periods indicated;
•	a 5% return each year;
•	the maximum and the minimum fees and expenses of any of the Portfolios;
•	the maximum Contingent Deferred Sales Charge (if applicable);
•	the Total Variable Account Annual Expenses; and
•	the $30 Annual Administration Fee is translated into an assumed 0.30% charge based on an estimated average Contract Account Value per Contract of $10,000.

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	If you surrender your Contract at the end of the applicable time period				If you annuitize your Contract at the end of the applicable time period				If you do not surrender your Contract
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Maximum Total Annual Portfolio Operating Expenses (1.91%)	$919	$1,520	$2,131	$4,004	*	$1,151	$1,942	$4,004	$379	$1,151	$1,942	$4,004
Minimum Total Annual Portfolio Operating Expenses (0.34%)	$754	$1,042	$1,335	$2,440	*	$661	$1,134	$2,440	$214	$661	$1,134	$2,440

The following replaces the “Nationwide Life and Annuity Company of America (NLACA)” and the “Nationwide Provident VA Separate Account A (Variable Account)” sections, both under the “NLACA, THE VARIABLE ACCOUNT AND THE PORTFOLIOS” heading:

Nationwide Life and Annuity Insurance Company

Nationwide Life and Annuity Insurance Company (“NLAIC”) is a stock life insurance company organized under Ohio law.  We were founded in March 1981 and our Main Administrative Office is One Nationwide Plaza, Columbus, Ohio 43215.  We provide long-term savings products by issuing life insurance, annuities and other retirement products.

NLAIC is a wholly owned subsidiary of Nationwide Life Insurance Company (“NLIC”), a stock life insurance company organized under Ohio law in March 1929, and NLAIC and NLIC are both indirect wholly owned subsidiaries of Nationwide Mutual Insurance Company.

Before January 1, 2010, the Contracts were issued by Nationwide Life and Annuity Company of America (“NLACA”), at that time a wholly owned subsidiary of Nationwide Life Insurance Company of America (“NLICA”), which was chartered by the Commonwealth of Pennsylvania in 1865.  NLACA was originally incorporated under Pennsylvania law in 1958 under the name Washington Square Life Insurance Company (“WSLIC”).  WSLIC’s name was changed to Providentmutual Life and Annuity Company of America (“PLACA”) in 1991, and the company was redomiciled as a Delaware insurance company on October 28, 1992.  On October 1, 2002, as a result of a related entity sponsored demutualization, PLACA changed its name to Nationwide Life and Annuity Company of America— or NLACA.  Effective following the close of business on December  31, 2009, NLACA merged with and into NLAIC, and NLAIC was the surviving company.  Also as a part of the sponsored demutualization, the Providentmutual Variable Annuity Separate Account changed its name to the Nationwide Provident VA Separate Account A.

Nationwide Provident VA Separate Account A (Variable Account)

Nationwide Provident VA Separate Account A (the “Variable Account”) is a variable account that contains the Funds listed in this prospectus.  The Variable Account was established on May 1, 1991 under Pennsylvania law as the Providentmutual Variable Annuity Separate Account.  On October 1, 2002, in connection with the sponsored demutualization, the Providentmutual Variable Annuity Separate Account changed its name to the Nationwide Provident VA Separate Account A.  Although the Variable Account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 (“1940 Act”), the SEC does not supervise the management of NLAIC or the Variable Account.

Income, gains, and losses credited to, or charged against, the Variable Account reflect the Variable Account’s own investment experience and not the investment experience of NLAIC’s other assets.  The Variable Account’s assets are held separately from NLAIC’s assets and are not chargeable with liabilities incurred in any other business of NLAIC.  NLAIC is obligated to pay all amounts promised to Contract Owners under the Contracts.

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The Variable Account is divided into Subaccounts, each corresponding to a single Portfolio.  NLAIC uses the assets of each Subaccount to buy shares of a corresponding Portfolio of a designated Fund based on Contract Owner instructions.

The following replaces the first paragraph under “Amount of Payments Nationwide Receives” under the “NLACA, THE VARIABLE ACCOUNT AND THE PORTFOLIOS” heading:

We may receive compensation from the investment adviser of a Fund (or affiliates thereof) in connection with administration, distribution or other services provided with respect to the Funds and their availability through the Contracts.  The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Contracts and other contracts issued by us.  These percentages differ, and some advisers (or affiliates) may pay us more than others.

For the year ended December 31, 2008, the Portfolio payments we and our affiliates received from the Portfolios did not exceed 0.75% (as a percentage of the average daily net assets invested in the Portfolios) offered through this Contract or other variable contracts that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been reflected in this percentage and could have increased the percentage shown if taken into account.

The following replaces the disclosure under the “CHARGES AND DEDUCTIONS: Premium Taxes” heading:

NLAIC will charge against the Contract value any premium taxes levied by a state or other government entity.  Premium tax rates currently range from 0% to 5%.  This range is subject to change.  NLAIC will assess premium taxes to the Contract at the time NLAIC is assessed the premium taxes by the state.  Premium tax requirements vary from state to state.

Premium taxes may be deducted from death benefit proceeds.

The following replaces the disclosure under the “LEGAL PROCEEDINGS” heading:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate

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amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny on a broad range of issues by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations on such issues as late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has responded to information requests and/or subpoenas from the SEC in 2003 and the New York State Attorney General in 2005 in connection with investigations regarding market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company is not aware of any further action on these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back Medium Term Notes (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Attorney General, which assumed the investigation from the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company's retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

On September 10, 2009, Nationwide Retirement Solutions, Inc. (NRS) was named in a lawsuit filed in the Circuit Court for Montgomery County, Alabama entitled Twanna Brown, Individually and on behalf of all other persons in Alabama who are similarly situated, v Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc., Edwin “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson, and Robert Wagstaff; and Unknown Defendants A-Z. The complaint, in Count One, alleges that beginning in the year 2000, the defendants, including NRS, were participants in a Civil Conspiracy. In Count

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One, the plaintiff seeks to recover actual damages and such punitive damages as the jury may find to be appropriate. In Counts Two and Three, although NRS is not named, it is alleged that the remaining defendants breached their fiduciary duty and seeks declaratory and injunctive relief with respect to the alleged breaches of fiduciary duty. Plaintiff seeks to recover actual damages, forfeiture of all other payments and/or salaries found by the jury to be the fruit of such other payments, punitive damages, costs and attorney’s fees and a finding that the individual defendants have breached their fiduciary duties and by a permanent injunction removing them from their respective offices in the Alabama State Employees Association (ASEA) and PEBCO. Also on September 10, 2009, a similar lawsuit was filed by the same plaintiff as a Complaint in Intervention in a case already pending in the Circuit Court for Montgomery County, captioned Nationwide Retirement Solutions, Inc. v. Alabama State Personnel Board, PEBCO, Inc., and Alabama State Employees Association. In the Complaint in Intervention, Plaintiff added Edwin J. “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson and Robert Wagstaff as Third-Party/Crossclaim Defendants. The Company intends to defend these cases vigorously.

NFS, NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court held the fairness hearing for approval of the proposed settlement on June 23, 2009. The court approved the class settlement, certified the class, awarded attorneys’ fees and costs, and dismissed the case on August 19, 2009.

    On November 20, 2007, NLIC and NRS were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the ASEA Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA's directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys' fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. This motion was denied on April 25, 2009.  On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. On April 28, 2009, the court denied the plaintiffs’ motion for preliminary injunction. On July 1, 2009, the Alabama State Personnel Board and the State of Alabama by and through the Alabama Personnel Board filed a Notice of Withdrawal of Motion to Intervene. NRS and NLIC continue to defend this case vigorously.

    On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors,

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Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On July 10, 2009, the Court of Appeals heard oral argument. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. On October 13, 2009, the 6th Circuit Court of Appeals heard oral argument. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the parties reached settlement on this case.  On June 5, 2009, the court approved the settlement.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s

8

annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. On April 30, 2009, plaintiffs filed an appeal with the U.S. Supreme Court. On October 5, 2009, the U. S. Supreme Court denied the plaintiffs' Motion for Certiori.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other  unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. On February 27, 2009, the Court heard oral argument on the plaintiffs’ motion for class certification. NFS and NLIC continue to defend this lawsuit vigorously.

The following replaces the disclosure under the “FINANCIAL STATEMENTS” heading:

Financial statements for the Variable Account and consolidated financial statements for NLAIC are located in the Statement of Additional Information.  A current Statement of Additional Information may be obtained, without charge, by contacting our Service Center at (800) 848-6331.

The following replaces the disclosure under the “STATEMENT OF ADDITIONAL INFORMATION” heading:

ADDITIONAL INFORMATION ABOUT NLAIC AND THE VARIABLE ACCOUNT	S-3
NLAIC	S-3
The Variable Account	S-3
Services	S-3
Distribution, Promotional, and Sales Expenses	S-4
Purchase of Securities Being Offered	S-4
Underwriters	S-4
ADDITIONAL CONTRACT PROVISIONS	S-5
The Contract	S-5

9

Incontestability	S-5
Misstatement of Age or Sex	S-5
Non-Participation	S-5
STANDARD & POOR’S	S-5
SAFEKEEPING OF ACCOUNT ASSETS	S-6
STATE REGULATION	S-6
RECORDS AND REPORTS	S-6
EXPERTS	S-7
OTHER INFORMATION	S-7
FINANCIAL INFORMATION	S-7
FINANCIAL STATEMENTS	F-1

The following replaces “APPENDIX A:  PORTFOLIO INFORMATION”:

The Portfolios listed below are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  The following table summarizes each Portfolio’s investment objective(s) and identifies its investment adviser (and subadviser, if applicable).  There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each Portfolio for more detailed information.

Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares
This Portfolio is only available in Contracts issued before May 1, 2008.
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Boston Company Asset Management
Investment Objective:	Capital growth with current income as a secondary goal.

Dreyfus Variable Investment Fund – Growth and Income Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Boston Company Asset Management
Investment Objective:	Long-term capital growth, current income and growth of income.

DWS Variable Series I - Bond VIP: Class A
Investment Adviser:	Deutsche Investment Management Americas Inc.
Investment Objective:	Seeks to maximize total return consistent with preservation of capital and prudent investment management, by investing for both current income and capital appreciation.

DWS Variable Series I –Growth and Income VIP: Class A
Investment Adviser:	Deutsche Investment Management Americas Inc.
Investment Objective:	Long-term growth of capital, current income and growth of income.

DWS Variable Series I - International VIP: Class A
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Deutsche Investment Management Americas Inc.
Investment Objective:	Long-term growth of capital primarily through diversified holdings of marketable foreign equity investments.

Federated Insurance Series - Federated Capital Income Fund II
Investment Adviser:	Federated Equity Management Company of Pennsylvania
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income and moderate capital appreciation.

10

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Federated Insurance Series - Federated Fund for U.S. Government Securities II
Investment Adviser:	Federated Investment Management Company
Investment Objective:	Current income.

Fidelity Variable Insurance Products Fund - VIP Asset Manager Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.) Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High total return.

Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.) Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.) Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Reasonable income.

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.) Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP High Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.) Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

Nationwide Variable Insurance Trust – AllianceBernstein NVIT Global Fixed Income Fund – Class VI
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.
Investment Objective:	Seeks a high level of current income consistent with preserving capital.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

11

Nationwide Variable Insurance Trust – Gartmore NVIT Emerging Markets Fund: Class III
This Portfolio is only available in Contracts issued after May 1, 2008
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Nationwide Variable Insurance Trust – Neuberger Berman NVIT Socially Responsible Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc
Investment Objective:	The Fund seeks long-term total return by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - NVIT Growth Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	The fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.; JPMorgan Investment Management, Inc
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

12

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class IV
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.; JPMorgan Investment Management, Inc
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc. and American Century Investment Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	American Century Investment Management; RiverSource Investment Management; Thompson, Siegel & Walmsley, Inc
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.; Epoch Investment Partners, Inc.; J.P. Morgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:
Aberdeen Asset Management, Inc.; Gartmore Global Partners; Morgan Stanley Investment Management; Neuberger Berman Management, Inc.; Putnam Investment Management, LLC; Waddell & Reed Investment Management Company

Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

Nationwide Variable Insurance Trust - NVIT S&P 500 Index Fund: Class IV*
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust – Oppenheimer NVIT Large Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	OppenheimerFunds, Inc.
Investment Objective:	Seeks long-term capital growth.

13

Nationwide Variable Insurance Trust - Van Kampen NVIT Comstock Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and convertible securities.

Premier VIT - NACM Small Cap Portfolio
Investment Adviser:	Allianz Global Investors Fund Management
Sub-adviser:	Nicholas Applegate Capital Management LLC
Investment Objective:	Capital appreciation.

Premier VIT -OpCap Managed Portfolio
Investment Adviser:	Allianz Global Investors Fund Management
Sub-adviser:	Oppenheimer Capital LLC and PIMCO
Growth of capital over time.	Growth of capital over time.

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Class R
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Class R
This Portfolio is only available in Contracts issued before May 1, 2008
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Class R
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration..
This underlying mutual fund or sub account assesses a short-term trading fee (please see the "Short-Term Trading Fees" section in this prospectus).

14

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration..

Wells Fargo Advantage Funds® Variable Trust - Wells Fargo Advantage VT Discovery Fund
This Portfolio is only available in Contracts issued before May 1, 2008
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

Wells Fargo Advantage Funds® Variable Trust - Wells Fargo Advantage VT Opportunity Fund: Investor Class
This Portfolio is only available in Contracts issued before May 1, 2004
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long term growth of capital appreciation

This underlying mutual fund or sub account may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.
_____________________________

*  "Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by NLIC and its affiliates and subsidiaries. The Contract is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Contract. See "Standard & Poor's" in the SAI which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

15

THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE.

The following replaces “APPENDIX B:  FINANCIAL HIGHLIGHTS”:

The following Condensed Financial Information is derived from the financial statements of the variable account as of December 31, 2008.  The data should be read in conjunction with the financial statements, related notes, and other financial information included in the SAI under the caption "Financial Statements."

As used in this appendix, the term "Period" is defined as a complete calendar year.  Those Periods with an asterisk (*) reflect accumulation unit value information for a partial year only.

The following underlying mutual funds were added to the variable account on May 1, 2009; therefore no Condensed Financial Information is available:
Nationwide Variable Insurance Trust - AllianceBernstein NVIT Global Fixed Income Fund: Class IV
Nationwide Variable Insurance Trust - Oppenheimer NVIT Large Cap Growth Fund: Class I

The following underlying mutual funds were added to the variable account on April 24, 2009; therefore no Condensed Financial Information is available:
Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

DWS Variable Series I - Bond VIP: Class A	851.41	698.78	-17.93%	2,956	2008
	828.86	851.41	2.72%	3,698	2007
	802.66	828.86	3.26%	4,534	2006
	793.30	802.66	1.18%	6,354	2005
	763.41	793.30	3.92%	9,123	2004
	736.87	763.41	3.60%	11,691	2003
	694.12	736.87	6.16%	15,168	2002
	665.72	694.12	4.27%	19,210	2001
	610.50	665.72	9.05%	17,108	2000
	1,181.96	610.50	-48.35%	19,173	1999

DWS Variable Series I - Growth & Income VIP: Class A	1,024.37	623.12	-39.17%	1,960	2008
	1,110.42	1,024.37	-7.75%	2,497	2007
	914.74	1,110.42	21.39%	3,250	2006
	874.54	914.74	4.60%	4,386	2005
	805.07	874.54	8.63%	6,197	2004
	644.16	805.07	24.98%	8,031	2003
	849.87	644.16	-24.20%	10,894	2002
	971.53	849.87	-12.52%	15,294	2001
	1,006.14	971.53	-3.44%	18,857	2000
	724.89	1,006.14	38.80%	21,851	1999

16

DWS Variable Series I - International VIP: Class A	1,122.98	573.46	-48.93%	2,356	2008
	993.92	1,122.98	12.98%	2,916	2007
	800.48	993.92	24.17%	3,939	2006
	698.76	800.48	14.56%	5,537	2005
	608.08	698.76	14.91%	7,467	2004
	482.70	608.08	25.97%	12,046	2003
	599.65	482.70	-19.50%	15,516	2002
	880.78	599.65	-31.92%	21,236	2001
	1,140.30	880.78	-22.76%	25,401	2000
	1,117.54	1,140.30	2.04%	20,743	1999

Dreyfus Socially Responsible Growth Fund, Inc: Initial Shares	1,074.15	694.57	-35.34%	2,125	2008
	1,010.69	1,074.15	6.28%	2,676	2007
	938.54	1,010.69	7.69%	3,504	2006
	918.53	938.54	2.18%	4,645	2005
	877.01	918.53	4.73%	6,227	2004
	705.82	877.01	24.25%	8,013	2003
	1,007.39	705.82	-29.94%	10,012	2002
	1,319.54	1,007.39	-23.66%	15,381	2001
	1,503.98	1,319.54	-12.26%	19,229	2000
	1,172.49	1,503.98	28.27%	15,371	1999

Dreyfus Variable Investment Fund - Growth and Income Portfolio: Initial Shares	1,187.37	697.68	-41.24%	2,066	2008
	1,110.42	1,187.37	6.93%	2,616	2007
	983.32	1,110.42	12.93%	3,564	2006
	964.81	983.32	1.92%	4,861	2005
	910.42	964.81	5.97%	6,296	2004
	729.43	910.42	24.81%	7,826	2003
	990.64	729.43	-26.37%	10,056	2002
	1,067.04	990.64	-7.16%	15,844	2001
	1,124.52	1,067.04	-5.11%	19,270	2000
	975.63	1,124.52	15.26%	20,386	1999

Federated Insurance Series - Federated Capital Income Fund II	806.58	633.26	-21.49%	1,041	2008
	786.27	806.58	2.58%	1,345	2007
	689.47	786.27	14.04%	1,666	2006
	657.83	689.47	4.81%	2,009	2005
	606.88	657.83	8.40%	2,942	2004
	510.01	606.88	18.99%	4,442	2003
	679.68	510.01	-24.96%	5,406	2002
	799.54	679.68	-14.99%	7,755	2001
	890.32	799.54	-10.20%	9,671	2000
	886.67	890.32	0.41%	11,493	1999

Federated Insurance Series - Federated Fund for U.S. Government Securities II	840.56	864.35	2.83%	2,460	2008
	786.27	840.56	6.90%	2,937	2007
	781.02	802.06	2.69%	4,765	2006
	776.26	781.02	0.61%	8,004	2005
	759.78	776.26	2.17%	13,549	2004
	752.68	759.78	0.94%	20,443	2003
	700.02	752.68	7.52%	29,971	2002
	663.18	700.02	5.56%	23,448	2001
	606.11	663.18	9.42%	15,436	2000
	618.36	606.11	-1.98%	17,732	1999

17

Fidelity Variable Insurance Products Fund - VIP Asset Manager Portfolio: Initial Class	1,144.90	804.75	-29.71%	4,850	2008
	1,005.27	1,144.90	13.89%	6,156	2007
	949.90	1,005.27	5.83%	8,379	2006
	925.81	949.90	2.60%	12,133	2005
	890.18	925.81	4.00%	17,157	2004
	765.18	890.18	16.34%	21,836	2003
	850.18	765.18	-10.00%	25,261	2002
	898.97	850.18	-5.43%	36,139	2001
	948.86	898.97	-5.26%	44,912	2000
	866.16	948.86	9.55%	49,766	1999

Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Initial Class	2,091.96	1,185.68	-43.32%	8,604	2008
	1,803.97	2,091.69	15.95%	11,121	2007
	1,637.48	1,803.97	10.17%	14,471	2006
	1,419.98	1,637.48	15.32%	20,132	2005
	1,247.00	1,419.98	13.87%	25,374	2004
	984.38	1,247.00	26.68%	31,165	2003
	1,101.22	984.38	-10.61%	39,873	2002
	1,272.63	1,101.22	-13.47%	52,788	2001
	1,382.01	1,272.63	-7.91%	64,670	2000
	1,127.92	1,382.01	22.53%	63,091	1999

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Initial Class	1,678.33	949.04	-43.45%	8,955	2008
	1,676.46	1,678.33	0.11%	12,111	2007
	1,414.41	1,676.46	18.53%	15,522	2006
	1,354.82	1,414.41	4.40%	21,151	2005
	1,231.89	1,354.82	9.98%	27,624	2004
	958.52	1,231.89	28.52%	35,501	2003
	1,170.39	958.52	-18.10%	44,954	2002
	1,248.84	1,170.39	-6.28%	59,577	2001
	1,168.00	1,248.84	6.92%	69,141	2000
	1,113.96	1,168.00	4.85%	85,196	1999

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Initial Class	1,524.78	794.35	-47.90%	12,186	2008
	1,217.97	1,524.78	25.19%	15,709	2007
	1,155.92	1,217.97	5.37%	21,021	2006
	1,107.92	1,155.92	4.33%	28,758	2005
	1,086.82	1,107.92	1.94%	37,914	2004
	829.61	1,086.82	31.00%	48,270	2003
	1,203.71	829.61	-31.08%	59,176	2002
	1,482.40	1,203.71	-18.80%	86,317	2001
	1,688.61	1,482.40	-12.21%	103,767	2000
	1,245.95	1,688.61	35.53%	95,739	1999

Fidelity Variable Insurance Products Fund - VIP High Income Portfolio: Initial Class	821.83	607.92	-26.03%	2,781	2008
	810.89	821.83	1.35%	4,292	2007
	739.22	810.89	9.70%	5,488	2006
	729.90	739.22	1.28%	6,947	2005
	675.40	729.90	8.07%	8,746	2004
	538.18	675.40	25.50%	12,347	2003
	527.60	538.18	2.01%	15,598	2002
	606.18	527.60	-12.96%	20,254	2001
	792.88	606.18	-23.55%	24,843	2000
	743.43	792.88	6.65%	28,780	1999

NVIT - Gartmore NVIT Emerging Markets Fund - Class III	500.00	220.02	-56.00%	32	2008*

18

NVIT - JPMorgan NVIT Balanced Fund: Class IV	1,083.18	795.11	-26.59%	8,405	2008
	1,049.73	1,083.18	3.19%	10,588	2007
	947.88	1,049.73	10.75%	11,313	2006
	936.65	947.88	1.20%	14,463	2005
	875.09	936.65	7.03%	17,381	2004
	749.72	875.09	16.72%	19,971	2003
	847.34	749.72	-11.52%	23,738	2002(a)
	924.31	847.34	-8.33%	28,544	2001(a)
	861.32	924.31	7.31%	90,706	2000(a)
	866.94	861.32	-0.65%	77,880	1999(a)

NVIT - NVIT Government Bond Fund: Class IV	850.95	903.03	6.12%	7,979	2008
	804.57	850.95	5.76%	9,516	2007
	789.52	804.57	1.91%	11,527	2006
	775.98	789.52	1.74%	15,436	2005
	762.04	775.98	1.83%	19,406	2004
	748.98	762.04	1.74%	24,101	2003
	696.40	748.98	7.55%	28,470	2002(a)
	657.46	696.40	5.92%	28,831	2001(a)
	608.19	657.46	8.10%	12,975	2000(a)
	637.92	608.19	-4.66%	10,251	1999(a)

NVIT - NVIT Growth Fund: Class IV	566.80	342.14	-39.64%	4,991	2008
	480.81	566.80	17.88%	6,581	2007
	459.24	480.81	4.70%	9,244	2006
	437.26	459.24	5.03%	12,929	2005
	409.97	437.26	6.66%	16,486	2004
	315.65	409.97	29.88%	19,498	2003
	445.29	315.65	-29.11%	23,759	2002(a)
	576.76	445.29	-22.79%	28,318	2001(a)
	721.62	576.76	-20.07%	28,249	2000(a)
	583.02	721.62	23.77%	15,683	1999(a)

NVIT - NVIT Mid Cap Growth Fund: Class IV	1,972.88	1,048.51	-46.85%	5,546	2008
	1,835.03	1,972.88	7.51%	6,911	2007
	1,692.69	1,835.03	8.41%	8,251	2006
	1,563.01	1,692.69	8.30%	10,451	2005
	1,374.35	1,563.01	13.73%	12,296	2004
	1,004.03	1,374.35	36.88%	15,290	2003
	1,311.73	1,004.03	-23.46%	16,792	2002(a)
	1,384.12	1,311.73	-5.23%	21,776	2001(a)
	1,014.50	1,384.12	36.43%	16,070	2000(a)
	887.21	1,014.50	14.35%	8,460	1999(a)

NVIT - NVIT Money Market Fund: Class IV	708.11	713.21	0.72%	17,505	2008
	684.44	708.11	3.46%	17,261	2007
	663.15	684.44	3.21%	18,402	2006
	654.07	663.15	1.39%	27,385	2005
	657.21	654.07	-0.48%	40,191	2004
	661.63	657.21	-0.67%	55,908	2003
	661.98	661.63	-0.05%	93,229	2002(a)
	647.63	661.98	2.22%	114,827	2001(a)
	618.73	647.63	4.67%	89,780	2000(a)
	598.06	618.63	3.44%	91,710	1999(a)

19

NVIT - NVIT Multi-Manager International Value Fund: Class III	781.34	413.48	-47.08%	1,721	2008
	769.85	781.34	1.49%	2,146	2007
	575.57	769.85	33.75%	2,458	2006
	636.01	575.57	-9.50%	2,243	2005

NVIT - NVIT Multi-Manager International Value Fund: Class IV	1,556.44	823.42	-47.10%	4,650	2008
	1,534.07	1,556.44	1.46%	6,217	2007
	1,267.44	1,534.07	21.04%	7,693	2006
	1,147.85	1,267.44	10.42%	9,957	2005
	969.72	1,147.85	18.37%	12,282	2004
	709.93	969.72	36.59%	15,513	2003
	809.77	709.93	-12.33%	18,617	2002(a)
	934.58	809.77	-13.35%	24,197	2001(a)
	975.06	934.58	-4.15%	28,527	2000(a)
	764.54	975.06	27.54%	16,595	1999(a)

NVIT - Multi-Manager Mid Cap Value Fund: Class II	500.00	334.75	-33.05%	2	2008*

NVIT - NVIT Multi-Manager Small Cap Value Fund: Class IV	760.37	507.81	-33.22%	6,181	2008
	828.52	760.37	-8.23%	8,726	2007
	715.62	828.52	15.78%	11,996	2006
	704.07	715.62	1.64%	16,217	2005
	608.69	704.07	15.67%	21,106	2004
	409.44	608.69	48.66%	25,045	2003
	491.28	409.44	-16.66%	24,092	2002(a)
	441.75	491.28	11.21%	26,967	2001(a)
	370.54	441.75	19.22%	14,053	2000(a)
	408.65	370.54	-9.33%	17,728	1999(a)

NVIT - NVIT Multi-Manager Small Company Fund: Class IV	769.96	469.30	-39.05%	5,358	2008
	764.42	769.96	0.72%	7,446	2007
	691.85	764.42	10.49%	9,846	2006
	624.64	691.85	10.76%	13,409	2005
	532.20	624.64	17.37%	16,849	2004
	372.10	532.20	43.03%	21,340	2003
	593.28	372.10	-37.28%	23,983	2002(a)
	715.66	593.28	-17.10%	29,368	2001(a)
	919.80	715.66	-22.19%	18,085	2000(a)
	485.44	919.80	89.48%	21,754	1999(a)

NVIT - NVIT Nationwide Fund: Class IV	1,312.21	756.30	-42.36%	13,468	2008
	1,230.14	1,312.21	6.67%	15,661	2007
	1,097.81	1,230.14	12.05%	18,589	2006
	1,036.15	1,097.81	5.95%	21,858	2005
	957.39	1,036.15	8.23%	26,429	2004
	761.68	957.39	25.69%	32,580	2003
	1,005.91	761.68	-24.28%	41,087	2002(a)
	1,170.95	1,005.91	-14.09%	53,095	2001(a)
	1,082.22	1,170.95	8.20%	20,760	2000(a)
	1,065.67	1,082.22	1.55%	22,407	1999(a)

20

NVIT - NVIT S&P 500 Index Fund: Class IV	1,631.92	1,009.13	-38.16%	13,574	2008
	1,574.59	1,631.92	3.64%	17,231	2007
	1,384.58	1,574.59	13.72%	20,799	2006
	1,340.39	1,384.58	3.30%	28	2005
	1,229.14	1,340.39	9.05%	38,358	2004
	971.28	1,229.14	26.55%	47,478	2003
	1,267.94	971.28	-23.40%	61,244	2002(a)
	1,465.42	1,267.94	-13.48%	78,360	2001(a)
	1,636.75	1,465.42	-10.47%	16,805	2000(a)
	1,377.32	1,636.75	18.84%	12,580	1999(a)

NVIT - Van Kampen NVIT Comstock Value Fund: Class IV	692.69	430.56	-37.84%	5,903	2008
	718.21	692.69	-3.55%	7,868	2007
	628.19	718.21	14.33%	9,633	2006
	610.41	628.19	2.91%	13,694	2005
	527.19	610.41	15.79%	17,288	2004
	406.67	527.19	29.64%	22,805	2003
	482.00	406.67	-15.63%	24,458	2002(a)
	492.50	482.00	-2.13%	24,033	2001(a)
	490.76	492.50	0.35%	30,090	2000(a)
	490.39	490.76	0.08%	36,535	1999(a)

Premier VIT - NACM Small Cap Portfolio	1,612.44	928.00	-42.45%	2,750	2008
	1,625.95	1,612.44	-0.83%	3,553	2007
	1,328.78	1,625.95	22.36%	4,842	2006
	1,346.69	1,328.78	-1.33%	5,929	2005
	1,158.51	1,346.69	16.24%	7,505	2004
	823.55	1,158.51	40.67%	8,974	2003
	1,065.77	823.55	-22.73%	11,181	2002
	997.72	1,065.77	6.82%	18,327	2001
	701.71	997.72	42.18%	17,257	2000
	962.07	701.71	-27.06%	19,274	1999

Premier VIT - OpCap Equity Portfolio	1,586.70	957.25	-39.67%	2,057	2008
	1,545.67	1,586.70	2.65%	2,718	2007
	1,359.65	1,545.67	13.68%	3,310	2006
	1,288.04	1,359.65	5.56%	4,688	2005
	1,167.00	1,288.04	10.37%	6,028	2004
	920.44	1,167.00	26.79%	8,069	2003
	1,187.77	920.44	-22.51%	11,175	2002
	1,295.47	1,187.77	-8.31%	15,648	2001
	1,195.14	1,295.47	8.39%	15,027	2000
	625.13	1,195.14	91.18%	18,278	1999

Premier VIT - OpCap Managed Portfolio	1,439.62	997.05	-30.74%	4,267	2008
	1,416.79	1,439.62	1.61%	5,853	2007
	1,310.24	1,416.79	8.13%	7,121	2006
	1,262.02	1,310.24	3.82%	9,440	2005
	1,155.41	1,262.02	9.23%	12,091	2004
	962.36	1,155.41	20.06%	16,217	2003
	1,174.16	962.36	-18.04%	20,804	2002
	1,252.24	1,174.16	-6.24%	28,838	2001
	1,157.06	1,252.24	8.23%	32,560	2000
	748.08	1,157.06	54.67%	42,990	1999

21

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Class R	607.48	621.20	2.26%	1,434	2008
	561.00	607.48	8.29%	1,518	2007
	534.69	561.00	4.92%	868	2006
	559.63	534.69	-4.46%	1,031	2005

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Initial Class	822.11	839.93	2.17%	1,657	2008
	759.96	822.11	8.18%	1,988	2007
	723.74	759.96	5.00%	2,352	2006
	756.87	723.74	-4.38%	3,067	2005
	703.19	756.87	7.63%	4,056	2004
	603.49	703.19	16.52%	5,945	2003
	503.05	603.49	19.97%	6,890	2002
	537.64	503.05	-6.43%	3,301	2001
	535.14	537.64	0.47%	3,276	2000
	345.27	535.14	54.99%	3,678	1999

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Class R	1,530.39	531.93	-65.24%	758	2008
	1,128.23	1,530.39	35.65%	1,119	2007
	819.93	1,128.23	37.60%	1,509	2006
	630.54	819.93	30.04%	1,736	2005

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Initial Class	1,430.89	496.93	-65.27%	3,350	2008
	1,054.51	1,430.89	35.69%	4,543	2007
	766.59	1,054.51	37.56%	6,787	2006
	588.92	766.59	30.17%	9,529	2005
	474.40	588.92	24.14%	12,365	2004
	312.00	474.40	52.05%	15,086	2003
	325.87	312.00	-4.26%	16,400	2002
	336.57	325.87	-3.18%	17,790	2001
	587.10	336.57	-42.67%	20,032	2000
	297.26	587.10	97.50%	11,369	1999

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Class R	1,640.33	871.86	-46.85%	779	2008
	1,144.70	1,640.33	43.30%	883	2007
	932.09	1,144.70	22.81%	1,195	2006
	623.40	932.09	49.52%	1,314	2005

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class	1,762.40	936.26	-46.88%	1,269	2008
	1,229.65	1,762.40	43.33%	1,237	2007
	1,001.61	1,229.65	22.77%	1,784	2006
	669.66	1,001.61	49.57%	2,362	2005
	547.76	669.66	22.25%	5,086	2004
	382.88	547.76	43.06%	5,592	2003
	399.66	382.88	-4.20%	3,865	2002
	452.62	399.66	-11.70%	1,938	2001
	411.96	452.62	9.87%	2,549	2000
	588.75	411.96	-30.03%	1,882	1999

Van Eck Worldwide Insurance Trust - Worldwide Real Estate Portfolio: Class R	948.35	435.76	-54.05%	403	2008
	988.89	984.35	-0.46%	547	2007
	766.60	988.89	29.00%	948	2006
	642.38	766.60	19.34%	1,097	2005

22

Van Eck Worldwide Insurance Trust - Worldwide Real Estate Portfolio: Initial Class	1,286.30	569.28	-55.74%	1,025	2008
	1,293.03	1,286.30	-0.52%	1,444	2007
	1,001.55	1,293.03	29.10%	2,112	2006
	839.30	1,001.55	19.33%	2,769	2005
	624.86	839.30	34.32%	3,234	2004
	471.12	624.86	32.63%	3,365	2003
	500.20	471.12	-5.81%	4,224	2002
	481.58	500.20	3.87%	2,811	2001
	411.36	481.58	17.07%	2,317	2000
	425.72	411.36	-3.37%	1,159	1999

Wells Fargo Advantage Variable Trust - Wells Fargo Advantage VT Discovery Fund	401.54	220.32	-45.13%	5,040	2008
	332.92	401.54	20.61%	7,689	2007
	294.47	332.92	13.06%	10,388	2006
	272.44	294.47	8.09%	13,075	2005
	231.87	272.44	17.50%	14,443	2004(b)
	175.19	231.87	32.35%	18,298	2003(b)
	284.48	175.19	-38.42%	20,330	2002(b)
	416.75	284.48	-31.74%	22,188	2001(b)
	500.00	416.75	-16.65%	17,121	2000(b)*

Wells Fargo Advantage Variable Trust - Wells Fargo Advantage VT Opportunity Fund: Investor Class	660.39	390.08	-40.93%	2,791	2008
	628.02	660.39	5.15%	3,742	2007
	567.57	628.02	10.65%	4,589	2006
	533.48	567.57	6.39%	6,796	2005
	457.62	533.48	16.58%	7,979	2004(b)
	338.72	457.62	35.10%	8,074	2003(b)
	467.70	338.72	-27.58%	8,994	2002(b)
	494.33	467.70	-5.39%	9,045	2001(b)
	500.00	494.33	-1.13%	2,627	2000(b)*

(a)Effective following the close of business on April 25, 2003, portfolios of the Market Street Fund merged with and into the Nationwide Variable Insurance Trust as follows:

Market Street Fund	Nationwide Variable Insurance Trust
All Pro Broad Equity Portfolio	NVIT Nationwide Fund
Money Market Portfolio	NVIT Money Market Fund
Bond Portfolio	NVIT Government Bond Fund
Balanced Portfolio	JPMorgan NVIT Balanced Fund
Mid Cap Growth Portfolio	NVIT Mid Cap Growth Fund
International Portfolio	NVIT Multi-Manager International Value Fund
All Pro Large Cap Growth Portfolio	NVIT Growth Fund
All Pro Large Cap Value Portfolio	Van Kampen NVIT Comstock Value Fund
All Pro Small Cap Growth Portfolio	NVIT Multi-Manager Small Company Fund
All Pro Small Cap Value Portfolio	NVIT Multi-Manager Small Cap Value Fund
Equity Index 500 Portfolio	NVIT S&P 500 Index Fund

Sub-account performance prior to the close of business on April 25, 2003 reflects performance for the corresponding Market Street Fund.

23

(b)	Effective following the close of business on April 8, 2005, certain portfolios of the Strong trusts merged with and into portfolios of the Wells Fargo Advantage Funds Variable Trust as follows:

Strong Opportunity Fund II	Wells Fargo Advantage Funds Variable Trust
Strong Opportunity Fund II: Investor Class	VT Opportunity Fund

Strong Variable Insurance Funds	Wells Fargo Advantage Funds Variable Trust
Strong Mid Cap Growth Fund II: Investor Class	VT Discovery Fund
Sub-account performance prior to the close of business on April 8, 2005 reflects performance for the corresponding Strong fund.

24

Nationwide Life and Annuity Company of America: • Nationwide Provident VA Separate Account A • Nationwide Provident VLI Separate Account A	Nationwide Life Insurance Company of America • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated November 3, 2009

to Prospectus dated May 1, 2008
(NLACA Market Street VIP/2, NLACA Options Premier, NLICA Survivor Options Elite, NLICA Survivor Options Premier, and NLACA Survivor Options Premier)

and to Prospectus dated May 1, 2009

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.
On September 17, 2009, the Board of Trustees of the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Initial Class fund voted to liquidate the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio:  Initial Class, effective December 18, 2009.

Effective December 18, 2009, this underlying mutual fund will no longer be available to receive transfers or new purchase payments.

Effective December 18, 2009, any account value allocated to this fund will be transferred to the Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV on December 18, 2009.

2.
On September 17, 2009, the Board of Trustees of the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Class R fund voted to liquidate the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Class R, effective December 18, 2009.

Effective December 18, 2009, this underlying mutual fund will no longer be available to receive transfers or new purchase payments.

Effective December 18, 2009, any account value allocated to this fund will be transferred to the Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV on December 18, 2009.

Nationwide Life Insurance Company of America: • Nationwide Provident VLI Separate Account – 1	Nationwide Life and Annuity Company of America: • Nationwide Provident VLI Separate Account – A • Nationwide Provident VA Separate Account – A

Prospectus supplement dated October 30, 2009

to Prospectus dated May 1, 2008
(Market Street VIP/2, NLACA Options Premier, NLACA Survivor Options Premier, NLICA Survivor Options Elite, NLICA Survivor Options Premier)

and to Prospectus dated May 1, 2009
(NLICA Options, NLICA Options Plus, NLICA Options Premier)

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

Effective October 16, 2009, the following underlying mutual fund removed American Century Investment Management, Inc. as a subadviser to the fund:

Nationwide Variable Insurance Trust – NVIT Multi-Manager Small Company Fund: Class IV

The other subadvisers, to this underlying mutual fund, listed in your prospectus will remain unchanged.

For further information, please contact Nationwide at:

Nationwide Life Insurance Company
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215
1-800-848-6331
TDD: 1-800-238-3035

Nationwide Life and Annuity Company of America: • Nationwide Provident VA Separate Account A

Prospectus supplement dated October 28, 2009

to Prospectus dated May 1, 2008

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

The Board of Directors of Nationwide Life and Annuity Company of America ("NLACA") approved the merger of NLACA into Nationwide Life and Annuity Insurance Company ("NLAIC").  The merger is scheduled to be effective on December 31, 2009.  As a result, the depositor of your policy will change to NLAIC.  Your rights under your policy will not be affected by this change.

As soon as possible after the merger, you will receive a confirmation of the merger transaction as well as an updated prospectus.

For further information, please contact Nationwide at:

Nationwide Life and Annuity Company of America
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215
1-800-688-5177
TDD: 1-800-238-3035
www.nationwide.com

Nationwide Life and Annuity Company of America:
• Nationwide Provident VA Separate Account A

Prospectus supplement dated September 29, 2009

to Prospectus dated May 1, 2008

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.	Your prospectus offers the following underlying mutual funds as investment options under your contract. Effective October 5, 2009, these underlying mutual funds will change names as indicated below:

Old Name	New Name
Premier VIT – NACM Small Cap Portfolio	Premier VIT – NACM Small Cap Portfolio: Class I
PremierVIT – OpCap Managed Portfolio	PremierVIT – OpCap Managed Portfolio: Class I

NLACA MARKET STREET VIP/2

Nationwide Life and Annuity Company of America: • Nationwide Provident VA Separate Account A

Prospectus supplement dated June 9, 2009

to Prospectus dated May 1, 2008

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.	Effective May 1, 2009, the following sub-accounts are available as investment options under your policy:

•	Nationwide Variable Insurance Trust - AllianceBernstein NVIT Global Fixed Income Fund: Class VI
•	Nationwide Variable Insurance Trust - Oppenheimer NVIT Large Cap Growth Fund: Class I

•	Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II

2.           Effective May 1, 2009, “Appendix B: Sub-Accounts” is amended to include the following:

Nationwide Variable Insurance Trust - AllianceBernstein NVIT Global Fixed Income Fund: Class VI
Investment Adviser:                                    Nationwide Fund Advisors
Sub-adviser:                                                  AllianceBernstein L.P.
Investment Objective:                                 Seeks a high level of current income consistent with preserving capital.

Nationwide Variable Insurance Trust - Oppenheimer NVIT Large Cap Growth Fund: Class I
Investment Adviser:                                    Nationwide Fund Advisors
Sub-adviser:                                                  OppenheimerFunds, Inc.
Investment Objective:                                 Seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:                                    Nationwide Fund Advisors
Sub-adviser:                                                  Neuberger Berman Management Inc. and American Century Investment Management Inc.
Investment Objective:                                 The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:                                    Nationwide Fund Advisors
Investment Objective:                                 High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

3.	Effective May 1, 2009, the “Appendix B: Condensed Financial Information” is amended to include the following after the first paragraph:

The Nationwide Variable Insurance Trust - AllianceBernstein NVIT Global Fixed Income Fund: Class VI, Nationwide Variable Insurance Trust - Oppenheimer NVIT Large Cap Growth Fund: Class I, Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I, Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II, were added to the variable account effective May 1, 2009. Therefore, no Condensed Financial Information is available.

1

4.	Your prospectus offers the following underlying mutual funds as investment options under your policy. Effective May 1, 2009, these underlying mutual funds changed names as indicated below:

Old Name	New Name
Premier VIT – OpCap Small Cap Portfolio	Premier VIT – NACM Small Cap Portfolio

5.           The following sub-account has changed subadviser:

Sub-account	Old Subadviser	New Subadviser
Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV	Nationwide Asset Management, LLC	Federated Investment Management Company

6.	Effective May 1, 2009, the following sub-accounts liquidated and have merged into a new sub-account as indicated below:

Liquidated Sub-account	Merged Sub-account
Nationwide Variable Insurance Trust - NVIT Mid Cap Growth Fund: Class IV	Nationwide Variable Insurance Trust – NVIT Multi-Manager Mid Cap Growth Fund: Class I
Nationwide Variable Insurance Trust – JPMorgan NVIT Balanced Fund: Class IV	Nationwide Variable Insurance Trust – NVIT Investor Destinations Moderate Fund: Class II
Premier VIT – OpCap Equity Portfolio	Nationwide Variable Insurance Trust – NVIT Money Market Fund: Class IV

Consequently, all references in the prospectus to a Liquidated Sub-account means the corresponding Merged Sub-account.

7.	Effective May 1, 2009 the principal underwriter and general distributor will change from Nationwide Securities, LLC to Nationwide Investment Services Corporation ("NISC").

Any and all references to Nationwide Securities, LLC (“NSLLC”) are replaced with Nationwide Investment Services Corporation ("NISC"). NISC is located at One Nationwide Plaza, Columbus, Ohio 43215.

In addition, the following changes are made effective:

The Distribution of Policies or the Sale of a Policies provision is replaced as follows:

The current distributor of the Policies is Nationwide Investment Services Corporation ("NISC") located at One Nationwide Plaza, Columbus, Ohio 43215, an affiliate of NLICA.  Until May 1, 2009, the Policies were distributed by Nationwide Securities, LLC (“NSLLC”) (formerly, 1717 Capital Management Company), located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned indirect subsidiary of NLICA.

The Policies were sold on a continuous basis until December 31, 2008 by licensed insurance agents in those states where the Policies could lawfully be sold. Beginning January 1, 2009 no new policies will be sold, but agents may continue to accept additional premium on existing Policies.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

Gross first year commissions paid by NLICA on the sale of these Policies provided by NISC are approximately 91% of the target premium plus 2% of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the Policies provided by NISC that will not exceed 2% of actual premium payment, and will be 0% in policy years 11 and thereafter.  Expense allowances and bonuses may also be paid, and firms may receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value.

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NISC received no compensation as principal underwriter of variable life insurance policies and variable annuity contracts offered by insurance company subsidiaries of Nationwide Financial Services, Inc. during 2008, 2007, or 2006.  NSLLC received $11,699,242, $16,493,648, and $16,865,494 during 2008, 2007 and 2006, respectively, as principal underwriter of the Policies and of other variable life insurance policies and variable annuity contracts offered by NLICA and its affiliates.  However, NSLLC did not retain any of the compensation it received as principal underwriter during the past 3 fiscal years.

8.           The “Legal Proceedings” section of your prospectus is replaced with the following:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, the Company) was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or

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received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

Nationwide Financial Services, Inc. (NFS), NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court has scheduled the fairness hearing for approval of the proposed settlement for June 23, 2009. The lawsuits are pending in multiple jurisdictions and allege that the offer price was inadequate, that the process for reviewing the offer was procedurally unfair and that the defendants have breached their fiduciary duties to the holders of the NFS Class A common stock. NFS continues to defend these lawsuits vigorously.

On November 20, 2007, Nationwide Retirement Solutions, Inc. (NRS) and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

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On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008 the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC

5

annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

The general distributor is not engaged in any material litigation.

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MARKET STREET VIP 2 SUPPLEMENT

Nationwide Life Insurance Company of America • Nationwide Provident VA Separate Account 1 • Nationwide Provident VA Separate Account A
Prospectus supplement dated September 1, 2008 to:

Product	Prospectus Dated
VIP Extra Credit	5/1/2002
VIP Premier DCA	11/1/2001
Market Street VIP/2	5/1/2002
VIP	5/2/1994

Nationwide Life and Annuity Insurance Company of America • Nationwide Provident VA Separate Account A
Prospectus supplement dated September 1, 2008 to:

Product	Prospectus Dated
VIP Extra Credit	5/1/2002
VIP Premier DCA	11/1/2001
Options VIP	5/1/2001
VIP	5/2/1994
Market Street VIP/2	5/1/2008

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

The following provision is added to the “Federal Tax Status” section as follows:

In March 2008, the IRS issued Rev. Proc. 2008-24, which addresses the income tax consequences of the direct transfer of a portion of the cash value of an annuity contract in exchange for the issuance of a second annuity contract.  A direct transfer that satisfies the revenue procedure will be treated as a tax-free exchange under section 1035 of the Internal Revenue Code if, for a period of at least 12 months from the date of the direct transfer, there are no distributions or surrenders from either annuity contract involved in the exchange.  In addition, the tax-free status of the exchange may still be preserved despite a distribution or surrender from either contract if the contract owner can show that between the date of the direct transfer and the distribution or surrender, one of the conditions described under section 72(q)(2) of the Internal Revenue Code that would exempt the distribution from the 10% early distribution penalty (such as turning age 59½, or becoming disabled; but not a series of substantially equal periodic payments or an immediate annuity) or “other similar life event” such as divorce or loss of employment occurred.  Absent a showing of such an occurrence, Rev. Proc. 2008-24 concludes that the direct transfer would fail to qualify as a tax-free 1035 exchange, and the full amount transferred from the original contract would be treated as a taxable distribution, followed by the purchase of a new annuity contract.  Rev. Proc. 2008-24 applies to direct transfers completed on or after June 30, 2008.  Please discuss any tax consequences concerning any contemplated or completed transactions with a professional tax advisor.

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Market Street VIP/2 Interests in Individual Flexible Premium Deferred Variable Annuity Contracts Issued by Nationwide Provident VA Separate Account A and Nationwide Life and Annuity Company of America		The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS
Service Center 300 Continental Drive Newark, Delaware 19713	Main Administrative Offices 1000 Chesterbrook Blvd. Berwyn, Pennsylvania 19312	May 1, 2008
Phone: 1-800-688-5177

This prospectus describes an individual flexible premium deferred variable annuity contract ("Contract") issued by Nationwide Life and Annuity Company of America.  This prospectus provides information that a prospective owner should know before investing in the Contract.

You can allocate your Contract's values to:

•	Nationwide Provident VA Separate Account A (the "Variable Account"), which invests in the portfolios listed on this page; or
•	the Guaranteed Account, which credits a specified rate of interest.

A prospectus for each of the portfolios available through the Variable Account (the "Portfolios") must accompany this prospectus.  Please read these documents before investing and save them for future reference.

To learn more about the Contract, you should read the Statement of Additional Information ("SAI") dated May 1, 2008.  For a free copy of the SAI, please call or write to us at our Service Center.

The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus.  Information about us and the product (including the Statement of Additional Information) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-0102.  Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.  The SEC also maintains a web site (www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information.

Please note that the contract and the Portfolios:
•	are not guaranteed to achieve their goals;
•	are not federally Insured;
•	are not endorsed by any bank or government agency; and
•	are subject to risks, including loss of the amount invested.

It may not be advantageous to replace existing insurance with the Contract, or to finance the purchase of the Contract through a loan or through withdrawals from another contract.

The following Portfolios are available:

Dreyfus
•	Dreyfus Variable Investment Fund - Growth and Income Portfolio: Initial Shares

DWS Variable Series I
•	Bond VIP: Class A
•	Growth and Income VIP: Class A

Federated Insurance Series
•	Federated Capital Income Fund II*
•	Federated Fund for U.S. Government Securities II

Fidelity Variable Insurance Products Fund
•	VIP Asset Manager Portfolio: Initial Class
•	VIP Equity-Income Portfolio: Initial Class*
•	VIP Growth Portfolio: Initial Class
•	VIP High Income Portfolio: Initial Class*

Nationwide Variable Insurance Trust (“NVIT”)
•	Gartmore NVIT Emerging Markets Fund: Class III†
•	J.P. Morgan NVIT Balanced Fund: Class IV
•	Neuberger Berman NVIT Socially Responsible Fund: Class I
•	NVIT Government Bond Fund: Class IV (formerly, Nationwde NVIT Government Bond Fund: Class IV)
•	NVIT Growth Fund: Class IV (formerly, Nationwide NVIT Growth Fund: Class IV)
•	NVIT Mid Cap Growth Fund: Class IV (formerly, Nationwide NVIT Mid Cap Growth Fund: Class IV)
•	NVIT Money Market Fund: Class IV (formerly, Nationwide NVIT Money Market Fund: Class IV)
•	NVIT Multi-Manager International Value Fund: Class III† (formerly, NVIT International Value Fund: Class III)
•	NVIT Multi-Manager Mid Cap Value Fund: Class II
•	NVIT Multi-Manager Small Cap Value Fund: Class IV (formerly, Nationwide Multi-Manager NVIT Small Cap Value Fund: Class IV)
•	NVIT Multi-Manager Small Company Fund: Class IV (formerly, Nationwide Multi-Manager NVIT Small Company Fund: Class IV)

•	NVIT Nationwide Fund: Class IV
•	NVIT S&P 500 Index Fund: Class IV
•	Van Kampen NVIT Comstock Value Fund: Class IV*

Premier VIT
•	OpCap Equity Portfolio
•	OpCap Managed Portfolio
•	OpCap Small Cap Portfolio

Van Eck Worldwide Insurance Trust
•	Worldwide Bond Fund: Class R†
•	Worldwide Hard Assets Fund: Class R†
•	Worldwide Real Estate Fund: Class R†

The following Portfolio is only available for Policies issued before May 1, 2008:
Dreyfus
•	Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares

Fidelity Variable Insurance Products Fund
•	VIP Contrafund® Portfolio: Initial Class

Van Eck Worldwide Insurance Trust
•	Worldwide Emerging Markets Fund: Class R†

Wells Fargo Advantage Variable Trust
•	Wells Fargo Advantage VT Discovery Fund

The following Portfolio is only available for Policies issued before May 1, 2004:

Wells Fargo Advantage Variable Trust
•	Wells Fargo Advantage VT Opportunity Fund

Effective May 1, 2004, the following Portfolios are not available to receive transfers or new premium:

DWS Variable Series I
•	International VIP: Class A

Nationwide Variable Insurance Trust
•	NVIT Multi-Manager International Value Fund: Class IV (formerly, NVIT International Value Fund: Class IV)

Van Eck Worldwide Insurance Trust
•	Worldwide Bond Fund: Initial Class
•	Worldwide Emerging Markets Fund: Initial Class
•	Worldwide Hard Assets Fund: Initial Class
•	Worldwide Real Estate Fund: Initial Class

*These Portfolios may invest in lower quality debt securities commonly referred to as junk bonds.

†These Portfolios assess a short-term trading fee.

Page
Glossary	5
Table of Expenses	7
Contract Summary	8
The Contract
Charges and Deductions
Annuity Provisions
Federal Tax Status
Variable Account Financial Highlights
NLACA, the Variable Account and the Portfolios	12
Nationwide Life and Annuity Company of America (NLACA)
Nationwide Provident VA Separate Account A (Variable Account)
The Funds
Underlying Mutual Fund Payments
Resolving Material Conflicts
Addition, Deletion, or Substitution of Investments
Description of Annuity Contract	17
Purchasing a Contract
Cancellation (Free Look) Period
Premiums
Allocation of Net Premiums
Variable Account Value
Transfer Privilege
Disruptive Trading
Dollar Cost Averaging
Earnings Sweep Program
Withdrawals and Surrender
Death Benefit Before or After Maturity Date
Proceeds on Maturity Date
Telephone, Fax, or E-mail Requests
Delays in Payments
Modification
Reports to Contract Owners
Contract Inquiries
The Guaranteed Account	25
Minimum Guaranteed and Current Interest Rates
Calculation of Guaranteed Account Value
Transfers from Guaranteed Account
Payment Deferral
Charges and Deductions	26
Surrender Charge (Contingent Deferred Sales Charge)
Administrative Charges
Mortality and Expense Risk Charge
Short-Term Trading Fees
Investment Advisory Fees and Other Expenses of the Portfolios
Premium Taxes
Other Taxes
Charge Discounts for Sales to Certain Contracts
Payment Options	29
Election of Payment Options
Description of Payment Options
Yields and Total Returns	29
Money Market Yields
Historical Performance of the Subaccounts

Table of Contents (continued)
Page
Federal Tax Status	30
Introduction
Tax Status of the Contracts
Taxation of Annuities – In General
Income Taxation of Non-Qualified Contracts
Income Taxation of Qualified Contracts
Foreign Tax Credits
Withholding
Possible Changes in Taxation
Other Tax Consequences
Distribution of Contracts	34
The Contract in General
Legal Proceedings	35
Voting Portfolio Shares	36
Financial Statements	37
Statement of Additional Information Table of Contents	38
Appendix A: Portfolio Information	39
Appendix B: Financial Highlights	44

GLOSSARY

Accumulation Unit
A unit of measure used to calculate Subaccount Value.

Annuitant
The person whose life determines the annuity payments payable under the Contract and whose death determines the death benefit.

Application
The application you must complete to purchase a Contract plus all forms required by applicable law or us.

Beneficiary
The person to whom we pay the death benefit upon the death of the Owner or the Annuitant.  If the Contract has joint Owners, then the surviving joint Owner is the Beneficiary.

Cancellation (Free Look) Period
The period described in this prospectus during which the Owner may return this Contract for a refund.

Code
The Internal Revenue Code of 1986, as amended.

Contract
The individual flexible premium deferred variable annuity contract issued by us and offered in this prospectus.

Contract Account Value
The sum of the Variable Account Value and the Guaranteed Account Value.

Contract Anniversary
The same date in each Contract Year as the Contract Date.

Contract Date
The date as of which we issue the Contract and upon which the Contract becomes effective.  The Contract Date is used to determine Contract Years and Contract Anniversaries.

Contract Year
A twelve-month period beginning on the Contract Date or on a Contract Anniversary.

Fund
Any mutual fund in which a Subaccount invests.

General Account
The assets that belong to us other than those assets allocated to the Variable Account or any of our other separate accounts.

Guaranteed Account
An account that is part of our General Account and is not part of, or dependent upon, the investment performance of the Variable Account.

Guaranteed Account Value
The Net Premiums allocated and amounts transferred to the Guaranteed Account, plus interest credited to the Guaranteed Account, minus amounts deducted, transferred, or withdrawn from the Guaranteed Account.

Maturity Date
The date as of which the Contract Account Value is applied to a Payment Option (or, if you elect to receive a lump sum, the date as of which you will receive the Surrender Value).  The latest possible Maturity Date is normally the later of the Contract Anniversary nearest the Annuitant's age 85, or 10 years after the Contract Date.  Notwithstanding the Maturity Date, Qualified Contracts may require that distributions begin at an earlier date.

Money Market Subaccount
The Subaccount that holds shares of the Nationwide GVIT Money Market Fund of Nationwide Variable Insurance Trust.

Net Asset Value Per Share
The value per share of any Portfolio on any Valuation Day.  The method of computing the Net Asset Value Per Share is described in the prospectus for a Portfolio.

Net Premium
The premium you pay less any premium tax deducted from the premium.

Non-Qualified Contract
A Contract that is not a Qualified Contract.

Notice
A request or notice in writing or otherwise in a form satisfactory to us that is signed by you and received at our Service Center.  You may obtain the necessary form by calling us at (800) 688-5177.

Owner (you, your)
The person who owns the Contract.  The Owner is entitled to exercise all rights and privileges provided in the Contract.  Provisions relating to action by the Owner mean, in the case of joint Owners, both Owners acting jointly.  Joint Owners must be spouses.

Payee
The person entitled to receive annuity payments under the Contract.  The designation of a Payee other than the Annuitant requires our consent.

Payment Option
One of the annuity payment options available under the Contract.

Portfolio
An investment portfolio of a Fund.

NLACA (we, our, us)
Nationwide Life and Annuity Company of America.

Qualified Contract
A Contract issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Rider
An amendment, addition, or endorsement to the Contract that changes the terms of the Contract by: (1) expanding Contract benefits; (2) restricting Contract benefits; or (3) excluding certain conditions from the Contract's coverage.  A Rider that is added to the Contract becomes part of the Contract.

SEC
The U.S. Securities and Exchange Commission.

Service Center
Our technology and service office at 300 Continental Drive, Newark, Delaware 19713.

Subaccount
A subdivision of the Variable Account.

Subaccount Value
Before the Maturity Date, the amount equal to that part of any Net Premium allocated to a Subaccount plus any amounts transferred to that Subaccount as adjusted by any interest income, dividends, net capital gains or losses, realized or unrealized, and decreased by withdrawals (including any applicable Surrender Charges and premium tax charges), other charges and any amounts transferred out of that Subaccount.

Surrender Charge
A charge that we deduct if a withdrawal or surrender occurs during the first six Contract Years.  This charge is sometimes called a "contingent deferred sales charge."

Surrender Value
The Contract Account Value less: (1) any applicable Surrender Charge, (2) premium tax charges not previously deducted, and (3) the annual administration fee, if applicable.

Transfer Processing Fee
The fee we charge for additional Subaccount amounts transferred after the twelfth transfer of Subaccount amounts within one Contract Year.

Valuation Day
For each Subaccount, each day that the New York Stock Exchange is open for business and on days when trading of shares within a Subaccount is sufficient to materially affect the value of the Subaccount.  As of the date of this prospectus, we are open whenever the New York Stock Exchange is open, other than the Fridays following Thanksgiving and Christmas.

Valuation Period
The period beginning at the close of business on one Valuation Day (usually 4:00 p.m. Eastern time) and continuing to the close of business on the next Valuation Day.

Variable Account
Nationwide Provident VA Separate Account A.

Variable Account Value
The sum of all Subaccount Values.

TABLE OF EXPENSES

The following tables describe the fees and expenses that an Owner will pay when buying, owning, and surrendering the Contract.  The first table describes the fees and expenses that an Owner will pay at the time that he or she buys the Contract, takes a withdrawal, surrenders the Contract, or transfers the Contract Account Value among the Subaccounts and/or the Guaranteed Account.  State premium taxes may also be deducted.

Contract Owner Transaction Expenses
Sales Load Imposed on Premiums	None
Maximum Contingent Deferred Sales Charge (as a percentage of amount surrendered or withdrawn)	6%
Transfer Processing Fee	$25 for each transfer after the first twelve transfers each Contract Year
Maximum Short-Term Trading Fee (as a percentage of transfer amount)	1%

The next table describes the fees and expenses that an Owner will pay periodically during the time that he or she owns the Contract, not including Portfolio fees and expenses.
Annual Administration Fee	$30 per Contract Year
Variable Account Annual Expenses (as a percentage of Variable Account Value)
Mortality and Expense Risk Charges	1.25%
Asset-Based Administration Charge	0.15%
Total Variable Account Annual Expenses	1.40%

The following table shows the minimum and maximum Total Annual Portfolio Operating Expenses charged by any of the Portfolios for the fiscal year ended December 31, 2007.  Expenses of the Portfolios may be higher or lower in the future.  The table does not reflect Short-Term Trading Fees. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

	Minimum	Maximum
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses, as a percentage of average Portfolio assets)	0.32%	1.56%

The minimum and maximum Portfolio operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some Portfolios.  Therefore, actual expenses could be lower.  Refer to the Portfolio prospectuses for specific expense information.

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts.  These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses.  The Example does not reflect premium taxes or Short-Term Trading Fees which, if reflected, would result in higher expenses.

The Example assumes:
•	a $10,000 investment in the Contract for the time periods indicated;
•	that your investment has a 5% return each year;
•	the maximum fees and expenses of any of the Portfolios;
•	maximum variable account expenses of 1.40%;
•	that a Surrender Charge is assessed (if applicable);
•	that no transfer charges or premium taxes have been assessed; and
•	that the $30 Annual Administration Fee is translated into an assumed 0.30% charge based on an estimated average Contract Account Value per Contract of $10,000.

Your actual costs may be higher or lower.  Based on these assumptions, your costs would be:

	If you surrender your contract at the end of the applicable time period				If you do not surrender your contract				If you annuitize your contract at the end of the applicable time period
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Maximum Total Annual Portfolio Operating Expenses (1.56%)	342	1,043	1,766	3,676	342	1,043	1,766	3,676	*	1,043	1,766	3,676
Minimum Total Annual Portfolio Operating Expenses (0.32%)	212	655	1,123	2,418	212	655	1,123	2,418	*	655	1,123	2,418

The Examples should not be considered a representation of past or future expenses.  Actual expenses may be greater or less than those shown.  The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual returns, which may be more or less than the assumed amount.

CONTRACT SUMMARY

This section is a summary of some of the more important points that you should know and consider before purchasing a Contract.  We discuss each of these topics in greater detail later in this prospectus.

The Contract

• Purchasing a Contract.  The Contract is an individual flexible premium deferred variable annuity.  The Contract allows you to invest on a tax-deferred basis for your retirement or other long-term purposes.  We may sell Contracts in connection with retirement plans that qualify for special tax treatment (Qualified Contracts), as well as Contracts that do not qualify for special tax treatment (Non-Qualified Contracts).

To purchase a Contract, you must submit an Application and pay the minimum initial premium.  We do not begin to make annuity payments until the Maturity Date or the date that you surrender the Contract.  For more information about how to purchase a Contract, see "Description of an Annuity Contract – Purchasing a Contract."

The Contract is not designed for and does not support active trading strategies.  In order to protect investors in the Contract that do not utilize such strategies, we may initiate certain exchange offers intended to provide Owners that meet certain criteria with an alternate variable annuity designed to accommodate active trading.  If the Contract is exchanged as part of an exchange offer, the exchange will be made on the basis of the relative net asset values of the exchanged Contract.  Furthermore, no Contingent Deferred Sales Charge will be assessed on the exchanged assets and we will "tack" the Contract’s Contingent Deferred Sales Charge schedule onto the new contract.  This means that the Contingent Deferred Sales Charge schedule will not start anew on the exchanged assets in the new contract; rather, the Contingent Deferred Sales Charge schedule from the exchanged Contract will be applied to the exchanged assets both in terms of percentages and the number of completed Contract Years.  This enables the Owner to exchange into the new contract without having to start a new Contingent Deferred Sales Charge schedule on exchanged assets.  However, if subsequent premiums are made to the new contract, they will be subject to any applicable Contingent Deferred Sales Charge schedule that is part of the new contract.

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide will implement procedures designed to prevent contracts described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

• Cancellation (Free Look Period).  You have the right to return the Contract within 10 days (or any longer period required by the laws of your state) after you receive it.  If you return the Contract within the Cancellation Period, we will return a refund amount to you.  In most states, the amount we return is:

➢	the amount of premiums you paid (including any Contract fees and charges); minus

➢	any amounts allocated to the Variable Account; plus

➢	the Variable Account Value on the date of termination.

In states where required, we will return the premiums that you paid.

• Premiums.  We require a minimum initial premium of $2,000.  For Qualified Contracts, as an alternative to the minimum initial premium, you may commit to pay premiums of $100 per month during the first Contract Year.  You may pay subsequent premiums at any time.  For Non-Qualified Contracts, the minimum subsequent premium is $100.  For Qualified Contracts, the minimum subsequent premium is $50.  You may also select a planned periodic premium schedule, which specifies each planned premium amount and payment frequency.

• Allocation of Net Premiums.  We will allocate Net Premiums under a Contract as designated by you to one or more of the Subaccounts or to the Guaranteed Account, or to both.  (We do not offer the Guaranteed Account in Oregon.)  In states where you are guaranteed the return of your premium if you cancel during the Cancellation Period, all Net Premiums allocated to the Variable Account will be initially allocated to the Money Market Subaccount for a 15-day period.  At the end of that period, we will allocate the amount in the Money Market Subaccount to your designated Subaccounts.

We invest the assets of each Subaccount solely in a corresponding Portfolio.  Your Contract Account Value (except for the Guaranteed Account Value) will vary according to the investment performance of the Portfolios in which your chosen Subaccounts invest.  We credit interest to amounts in the Guaranteed Account at a guaranteed minimum rate of 3% per year or, if we choose, at a higher current interest rate.

• Transfers.  Before the Maturity Date, you may request a transfer of all or part of the amount in a Subaccount or the Guaranteed Account to another Subaccount or the Guaranteed Account, subject to certain restrictions.  Each transfer must be at least $500 or the entire amount in the Subaccount or Guaranteed Account, if less.  After twelve transfers during a Contract Year, we deduct a Transfer Processing Fee of $25 for each additional transfer during that Contract Year.  We allow only one transfer out of the Guaranteed Account each Contract Year.  You must make this transfer within 30 days of the Contract Anniversary.  We limit the amount that you can transfer from the Guaranteed Account to 25% or less of the Guaranteed Account Value on the date of the transfer, unless the balance after transfer is less than $500, in which case the entire amount will be transferred.  We may restrict the quantity and/or mode of communication of transfer requests to prohibit disruptive trading that is deemed potentially harmful to Owners.

• Withdrawals.  At any time before the earlier of the death of the Annuitant or the Maturity Date, you may withdraw part of the Surrender Value, subject to certain limitations.

• Surrender.  Upon Notice received at our Service Center on or before the earlier of the death of the Annuitant or the Maturity Date, you may surrender the Contract in full and receive its Surrender Value.  This Notice must include the proper form, which you may obtain by contacting our Service Center.

• Death Benefit.  If the Annuitant dies before the Maturity Date, we will pay the Beneficiary a death benefit.  During the first six Contract Years, the death benefit equals the greater of:

➢	premiums paid less any amounts withdrawn (including applicable Surrender Charges); or

➢	the Contract Account Value on the date we receive due proof of the Annuitant's death.

After the end of the sixth Contract Year, the death benefit equals the greatest of:

➢	the Contract Account Value as of the end of the sixth Contract Year less subsequent amounts withdrawn; or

➢	the Contract Account Value on the date we receive due proof of the Annuitant's death; or

➢	premiums paid less any amounts withdrawn (including applicable Surrender Charges).

If an Owner dies before the Maturity Date, we must generally distribute the Contract Account Value (or, if the deceased Owner is also the Annuitant, the death benefit) to the Beneficiary within five years after the date of death.

If an Owner dies on or after the Maturity Date, any remaining payments must be distributed at least as rapidly as under the Payment Option in effect on the date of death.

• Step-up Rider.  A Step-up Rider provides a guaranteed minimum death benefit at no additional charge if the Annuitant dies before the Maturity Date.  The Step-up Rider is automatically included for Contracts issued in states that permit the Rider for those Contracts with an Annuitant who is age 0-70.  The guaranteed minimum death benefit initially equals the Contract Account Value as of the sixth Contract Anniversary.  We will reset or "step-up" the guaranteed minimum death benefit to the Contract Account Value, if greater, on the next six year Contract Anniversary.  This "step-up" continues until the Contract Anniversary on or before the Annuitant's 85th birthday.  We will also increase the proceeds upon death by an amount equal to aggregate premiums paid since the last Contract Anniversary.  In the event of a withdrawal at any time, we reduce the guaranteed minimum death benefit by the same percentage that the withdrawal reduces the Contract Account Value.  At no time will the death benefit proceeds be less than either:

➢	the Contract Account Value on the date we receive due proof of the Annuitant's death; or

➢	the sum of premiums paid, less any withdrawals (including applicable Surrender Charges).

• Substitution of Securities.  We  may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

(1)      shares of a current underlying mutual fund are no longer available for investment; or

(2)      further investment in an underlying mutual fund is inappropriate.

No substitution of shares may take place without the prior approval of the SEC. All affected contract owners will be notified in the event there is a substitution, elimination or combination of shares.

In February 2008, we filed an application with the SEC for an order permitting us to substitute assets allocated to certain underlying mutual funds into other underlying mutual funds available under the contract that have similar investment objectives and strategies.  If and when we receive SEC approval for these substitutions, affected contract owners will be notified in advance of the specific details relating to the substitutions and will be given an opportunity to make alternate investment allocations.

Deregistration of the Separate Account

We may deregister Nationwide Provident VA Separate Account A under the 1940 Act in the event the separate account meets an exemption from registration under the 1940 Act, if there are no shareholders in the separate account or for any other purpose approved by the SEC.

No deregistration may take place without the prior approval of the SEC.  All contract owners will be notified in the event we deregister Nationwide Provident VA Separate Account A.

Charges and Deductions

• Surrender Charge (Contingent Deferred Sales Charge).  We do not deduct any charge for sales expenses from premiums.  However, if you surrender your Contract or make certain withdrawals before the sixth Contract Anniversary, we will deduct a Surrender Charge from the amount surrendered or withdrawn.

For the first Contract Year, the charge is 6% of the amount withdrawn or surrendered.  Thereafter, the Surrender Charge decreases by 1% each subsequent Contract Year.  In no event is the total Surrender Charge on any Contract in excess of 8½% of the total premiums received under the Contract.

During each Contract Year after the first Contract Year, you may, subject to certain restrictions, make up to two withdrawals totaling not more than 10% of the Contract Account Value (as of the beginning of a Contract Year) free of the Surrender Charge.

• Annual Administration Fee.  On each Contract Anniversary prior to and including the Maturity Date, we deduct an Annual Administration Fee of $30 from the Contract Account Value.  We also deduct this charge on the Maturity Date if it is not a Contract Anniversary and upon surrender if the surrender occurs at any time other than on a Contract Anniversary.

• Asset-Based Administration Charge.  We deduct a daily administration charge to compensate us for certain expenses we incur in administration of the Contracts.  On or prior to the Maturity Date, we deduct the charge from the assets of the Variable Account at an annual rate of 0.15%.

• Transfer Processing Fee.  The first twelve transfers of amounts in the Subaccounts each Contract Year are free.  We assess a $25 transfer charge for each additional transfer during a Contract Year.  We do not assess a transfer charge for systematic transfers, including Dollar Cost Averaging, Earnings Sweep Program, or Automatic Asset Rebalancing.

• Mortality and Expense Risk Charge.  We deduct a daily Mortality and Expense Risk Charge to compensate us for assuming certain mortality and expense risks.  On or prior to the Maturity Date, we deduct the charge from the assets of the Variable Account at an annual rate of 1.25% (approximately 0.70% for mortality risk and 0.55% for expense risks).

• Short-Term Trading Fees.  We may deduct a 1% Short-Term Trading Fee from transfers from a Subaccount that occur within 60 days after allocation to that Subaccount.

• Investment Advisory Fees and Other Expenses of the Portfolios.  The investment experience of each Subaccount reflects the investment experience of the shares of the Portfolio that it holds.  The investment experience of each Portfolio, in turn, reflects its investment advisory fees and other expenses.  Please read the prospectus for each Portfolio for details.

• Premium Taxes.  If state or other premium taxes apply to a Contract, we deduct these taxes either:

➢	from premiums as they are received; or

➢	from the Contract Account Value, upon a withdrawal from or surrender of the Contract, upon application of the Contract Account Value to a Payment Option, or upon payment of a death benefit.

Annuity Provisions

• Maturity Date.  We will apply the Contract Account Value to a Payment Option on the Maturity Date.  You may instead elect to receive the Surrender Value on the Maturity Date.

• Payment Options.  The Contract offers three Payment Options.  The amount of the payments under them does not vary with the Variable Account's performance.  They are:

➢	Life Annuity;

➢	Life Annuity with 10 Years Guaranteed; and

➢	Alternate Income Option.

In addition, instead of choosing one of the Payment Options listed above, you may elect to receive payments in any other manner that is acceptable to us and permissible under applicable law.

• Other Annuity Contracts.  We offer other variable annuity contracts that have different contract features, death benefits and optional programs.  However, these other contracts also have different charges that would affect your Subaccount performance and Contract Account Value.  To obtain more information about these other contracts, contact our Service Center or your agent.

Federal Tax Status

Earnings in the Contract are generally not taxed until they are distributed.  Generally, a distribution (including a surrender, withdrawal, or death benefit payment) may result in federal income tax liability.  If you are under age 59½ at the time of the distribution, a penalty tax may also apply.

Variable Account Financial Highlights

Appendix B to this prospectus provides information about accumulation unit values and number of units outstanding for the Subaccounts.

NLACA, THE VARIABLE ACCOUNT AND THE PORTFOLIOS

Nationwide Life and Annuity Company of America (NLACA)

We are a stock life insurance company, the issuer of the Contract, and a wholly owned subsidiary of Nationwide Life Insurance Company of America ("NLICA").  NLICA was chartered by the Commonwealth of Pennsylvania in 1865.  We were originally incorporated under Pennsylvania law in 1958 under the name Washington Square Life Insurance Company.  Our name was changed in 1991, and we were redomiciled as a Delaware insurance company on October 28, 1992.  The address of our corporate headquarters is 1000 Chesterbrook Boulevard, Berwyn, PA 19312.  We are currently licensed to transact life insurance business in 49 states and the District of Columbia.

On October 1, 2002, NLICA (formerly Provident Mutual Life Insurance Company) converted from a mutual insurance company to a stock insurance company and became a wholly owned subsidiary of Nationwide Financial Services, Inc.  ("Nationwide Financial"), pursuant to the terms of a sponsored demutualization.  Nationwide Financial, a company whose Class A shares of common stock are traded on the New York Stock Exchange, is an indirect majority-owned subsidiary of Nationwide Corporation, and is the holding company of Nationwide Life Insurance Company and other companies that comprise the retirement savings operations of the Nationwide group of companies.

On December 31, 1997, we entered into a Support Agreement with Provident Mutual Life Insurance Company (now NLICA).  Under this agreement, NLICA agrees to ensure that our total adjusted capital will remain at the level of 200% of the company action level for risk-based capital ("RBC") at the end of each calendar quarter during the term of the agreement.  NLICA agrees to contribute to us an amount of capital sufficient to attain this level of total adjusted capital.  RBC requirements are used to monitor sufficient capitalization of insurance companies based upon the types and mixtures of risk inherent in their operations.

NLICA also agrees to cause us to maintain cash or cash equivalents from time to time as may be necessary during the term of the agreement in an amount sufficient for the payment of benefits and other contractual claims pursuant to policies and other contracts issued by us.  This agreement will remain in effect provided we remain a subsidiary of NLICA.  Before any material modification or termination of the agreement, a determination must be made that the modification or termination will not have an adverse impact on our policyholders.  This determination is to be based on our ability at the time of the determination to maintain our own financial stability according to the standards contained in the agreement.  Other than this Support Agreement, NLICA is under no obligation to invest money in us, nor is it in any way a guarantor of our contractual obligations or obligations under the Contracts.

We are subject to regulation by the Insurance Department of the State of Delaware as well as by the insurance departments of all other states and jurisdictions in which we do business.  We submit annual statements on our operations and finances to insurance officials in these states and jurisdictions.  The forms for the Contract described in this prospectus are filed with and (where required) approved by insurance officials in each state and jurisdiction in which Contracts are sold.

We are a member of the Insurance Marketplace Standards Association ("IMSA").  IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities.  As a member of IMSA, we may use the IMSA logo and language in advertisements.

Nationwide Provident VA Separate Account A (Variable Account)

On October 1, 2002, in connection with the sponsored demutualization (whereby our parent company converted from a mutual insurance company to a stock insurance company, became a wholly-owned subsidiary of Nationwide Financial, and changed its name from Provident Mutual Life Insurance Company to Nationwide Life Insurance Company of America), the Provident mutual Variable Annuity Separate Account changed its name to the Nationwide Provident VA Separate Account A.

The Variable Account is a separate investment account that we maintain.  Our Board of Directors established the Variable Account on May 9, 1991 under Pennsylvania law.  We established the Variable Account to support the investment options under the Contract and other variable annuities.  Because we later redomesticated as a Delaware insurance company, the Variable Account is now subject to regulation by the Delaware Insurance Department.  We have caused the Variable Account to be registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act").  This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.

We own the assets of the Variable Account.  These assets, however, are legally separate from our other assets and are not part of our General Account.  The portion of the assets of the Variable Account equal to the reserves or other Contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business we conduct.  We may transfer to our General Account any assets of the Variable Account that exceed the reserves and the Contract liabilities of the Variable Account (which will always be at least equal to the aggregate Contract Account Value allocated to the Variable Account under the Contracts).

The assets of each Subaccount are invested exclusively in shares of a corresponding Portfolio of a designated Fund.  The income, gains, or losses, realized or unrealized, on the assets of each Subaccount of the Variable Account are credited to or charged against that Subaccount without regard to any other income, gains, or losses of NLACA.  The assets of each Subaccount may not be charged with liabilities arising out of any other business of NLACA.  NLACA may accumulate in the Variable Account the charge for mortality expense and expense risks, gains and losses, and investment results applicable to those assets that are in excess of the net assets supporting the Contracts.

The Funds

The Variable Account currently invests in Portfolios of various series-type Funds.  Each of the Funds is registered with the SEC under the 1940 Act as an open-end investment company.  The SEC does not, however, supervise the management or the investment practices and policies of the Funds.

The assets of each Portfolio are separate from the assets of the other Portfolios, and each Portfolio has separate investment objectives and policies.  Each Portfolio therefore operates as a separate investment Portfolio and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.  The investment experience of each of the Subaccounts of the Variable Account depends on the investment performance of its corresponding Portfolio.

Each of the Funds sells its shares to the Variable Account in accordance with the terms of a participation agreement between the Fund and us.  The termination provisions of these agreements vary.  A summary of the termination provisions may be found in the SAI.  If a participation agreement is terminated, the Variable Account will no longer be able to purchase additional shares of that Fund.  In that event, you will not be able to allocate Contract Account Values or premium payments to Subaccounts investing in Portfolios of that Fund.

In certain circumstances, a Fund or a Portfolio may also refuse to sell its shares to the Variable Account for other reasons.  If a Fund or a Portfolio refuses to sell its shares to the Variable Account, we will not be able to honor your request to allocate your Contract Account Value or premium payments to Subaccounts investing in shares of that Fund or Portfolio.

Certain Subaccounts invest in Portfolios that have similar investment objectives and/or policies.  Before choosing Subaccounts, you should carefully read the individual prospectuses for the Funds along with this prospectus.

Some of the Portfolios available under the Contract present greater investment risks than other Portfolios because they invest in high yield securities (commonly known as junk bonds), foreign securities, small company stocks or other types of investments that present speculative risks.  You should read the risk disclosure in the prospectuses for the Portfolios and be sure that your investment choice is appropriate in light of your investment goals.

For more detail about each Portfolio, refer to the Portfolio prospectuses and/or "Appendix A: Portfolio Information" later in this prospectus.   THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE.

Certain Portfolios have investment objectives and policies similar to other investment portfolios or mutual funds managed by the same investment adviser or manager.  The investment results of the Portfolios may be higher or lower than those of such other investment portfolios or mutual funds.  We do not guarantee or make any representation that the investment results of any Portfolio will be comparable to that of any other investment portfolio or mutual fund, even those with the same investment adviser or manager.

Some of the investment portfolios described in the prospectuses for the Funds are not available with the Contracts.  We cannot guarantee that each Portfolio will always be available for the Contracts.  In the unlikely event that a Portfolio is not available, we will do everything reasonably practicable to secure the availability of a comparable Portfolio.  Shares of each Portfolio are purchased and redeemed at net asset value, without a sales charge.

Underlying Mutual Fund Payments

Nationwide’s Relationship with the Underlying Mutual Funds

The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares.  The variable account aggregates contract owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily.   The variable account (not the contract owners) is the underlying mutual fund shareholder.  When the variable account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  Nationwide incurs these expenses instead.

Nationwide also incurs the distribution costs of selling the contract (as discussed above), which benefit the underlying mutual funds by providing contract owners with sub-account options that correspond to the underlying mutual funds.

An investment adviser or subadviser of an underlying mutual fund or its affiliates may provide Nationwide or its affiliates with wholesaling services that assist in the distribution of the contract and may pay Nationwide or its affiliates to participate in educational and/or marketing activities.  These activities may provide the adviser or subadviser (or their affiliates) with increased exposure to persons involved in the distribution of the contract.

Types of Payments Nationwide Receives

In light of the above, the underlying mutual funds and their affiliates make certain payments to Nationwide or its affiliates (the “payments”).  The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the contracts and other variable contracts Nationwide and its affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the contracts, paying expenses that Nationwide or its affiliates incur in promoting, marketing, and administering the contracts and the underlying mutual funds, and achieving a profit.

Nationwide or its affiliates receive the following types of payments:

•	Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and

•
Payments by an underlying mutual fund’s adviser or subadviser (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund charges.

Furthermore, Nationwide benefits from assets invested in Nationwide’s affiliated underlying mutual funds (i.e., Nationwide Variable Insurance Trust) because its affiliates also receive compensation from the underlying mutual funds for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, Nationwide may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.

Nationwide took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the contracts (apart from fees and expenses imposed by the underlying mutual funds).  Without these payments, Nationwide would have imposed higher charges under the contract.

Amount of Payments Nationwide Receives

For the year ended December 31, 2007, the underlying mutual fund payments Nationwide and its affiliates received from the underlying mutual funds did not exceed 0.65% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through this contract or other variable contracts that Nationwide and its affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been taken into account in this percentage.

Most underlying mutual funds or their affiliates have agreed to make payments to Nationwide or its affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all.  Because the amount of the actual payments Nationwide and its affiliates receive depends on the assets of the underlying mutual funds attributable to the contract, Nationwide and its affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).

For additional information related to amount of payments Nationwide receives, go to www.nationwide.com.

Identification of Underlying Mutual Funds

Nationwide may consider several criteria when identifying the underlying mutual funds, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor Nationwide considers during the identification process is whether the underlying mutual fund’s adviser or subadviser is one of our affiliates or whether the underlying mutual fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates.

There may be underlying mutual funds with lower fees, as well as other variable contracts that offer underlying mutual funds with lower fees.  You should consider all of the fees and charges of the contract in relation to its features and benefits when making your decision to invest.  Please note that higher contract and underlying mutual fund fees and charges have a direct effect on your investment performance.

Resolving Material Conflicts

The Funds are used as investment vehicles for variable life insurance policies and variable annuity contracts issued by NLACA and NLICA, as well as other insurance companies offering variable life and annuity contracts.  In addition, certain Funds available with the Contract may sell shares to qualified retirement plans.  As a result, there is a possibility that a material conflict may arise between the interests of owners of variable life or variable annuity contracts, generally, or certain classes of owners, and the interests of the retirement plans or participants in retirement plans.

We currently do not foresee any disadvantages to Owners resulting from the Funds selling shares in connection with products other than the Contracts or to retirement plans.  However, there is a possibility that a material conflict may arise between Owners whose Contract Account Values are allocated to the Variable Account and other investors in the Portfolios, including retirement plans and the owners of variable life insurance policies and variable annuity contracts issued by other insurance companies.  In the event of a material conflict, we will take any necessary steps, including removing the Portfolio as an investment option within the Variable Account, to resolve the matter.  The Funds' Boards of Directors are also responsible for monitoring events in order to identify any material conflicts that possibly may arise and determine what action, if any, should be taken in response to any conflicts.  You should read the Portfolios' prospectuses for more information.

Addition, Deletion, or Substitution of Investments

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Variable Account, including, among others, the right to:

1.	Remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;

2.	Substitute shares of another registered open-end management company, which may have different fees and expenses, for shares of a Subaccount at our discretion;

3.	Substitute or close Subaccounts to allocations of premiums or Contract Account Value, or both, and to existing investments or the investment of future premiums, or both, at any time in our discretion;

4.	Transfer assets supporting the Contracts from one Subaccount to another or from the Variable Account to another variable account;

5.	Combine the Variable Account with other variable accounts, and/or create new variable accounts;

6.	Deregister the Variable Account under the 1940 Act, or operate the Variable Account as a management investment company under the 1940 Act, or as any other form permitted by law; and

7.	Modify the provisions of the Contract to reflect changes to the Subaccounts and the Variable Account and to comply with applicable law.

The particular Portfolios available under the Contracts may change from time to time.  Specifically, Portfolios or Portfolio share classes that are currently available may be removed or closed off to future investment.  New Portfolios or new share classes of currently available Portfolios may be added.  Owners will receive notice of any such changes that affect their Contract.  Additionally, not all of the Portfolios are available in every state.

The Portfolios, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.  We will not make any such changes without receiving any necessary approval of the Securities and Exchange Commission and applicable state insurance departments.  We will notify you of any changes.

DESCRIPTION OF ANNUITY CONTRACT

Purchasing a Contract

To purchase a Contract, you may submit a completed Application with an initial premium payment to us at our Service Center.  You may send the Application and initial premium to us through any licensed representative who is appointed by us and who is also a registered representative of 1717 Management Company ("1717"), the principal underwriter for the Contract (as well as for other variable contracts).  You may also send the Application and initial premium to us through a broker-dealer that has a selling agreement with respect to the Contract.  Please note: If you submit your Application and/or initial premium payment to your agent or your agent's broker-dealer, we will not begin processing your Application until we receive it and the initial premium payment from the agent or the agent's broker-dealer.

We may sell a Contract in connection with retirement plans.  These retirement plans may, or may not, qualify for special tax treatment under the Code.  See "Federal Tax Status – Taxation of Qualified Contracts" for important information about purchasing a Qualified Contract.

State Variations.  Any state variations in the Contract are covered in a special contract form for use in that state.  This prospectus provides a general description of the Contract.  Your actual contract and any endorsement or riders are the controlling documents.  If you would like to review a copy of your contract and its endorsements and riders, if any, contact our Service Center.

Replacement of Existing Insurance.  It may not be in your best interest to surrender or withdraw money from existing annuity contracts to purchase a Contract.  You should compare your existing insurance and the Contract carefully.  You may have to pay a surrender charge on your existing contract, and the Contract will impose a new surrender charge period.  You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free.  If you surrender your existing contract for cash and then buy the Contract, you may have to pay a tax, including possibly a penalty tax, on the surrender.

Cancellation (Free Look) Period

The Contract provides for an initial Cancellation Period.  You have the right to return the Contract to our Service Center within 10 days (or any longer period required by the laws of your state) after you receive it.  When we receive the returned Contract at our Service Center, it will be canceled and, in most states, we will refund to the Owner an amount equal to the sum of: (1) the difference between the premiums you paid, including any Contract fees and charges, and the amounts, if any, allocated to the Variable Account under the Contract; and (2) the Variable Account Value on the date of termination (or, in Pennsylvania, if there is no Variable Account Value, the reserve for the Contract on the date the Contract is cancelled attributable to the amounts allocated to the Variable Account).  In states that require it, we will refund the premiums paid.

Premiums

We require a minimum initial premium of $2,000.  For Qualified Contracts, as an alternative to the minimum initial premium, you may commit to paying $100 per month during the first Contract Year.  You may pay subsequent premiums under the Contract at any time during the Annuitant's lifetime before the Maturity Date.  Any subsequent premium payment must be at least $100 each for Non-Qualified Contracts and $50 each for Qualified Contracts.

In your Application, you may select a planned periodic premium schedule based on a periodic billing mode of annual, semi-annual, or quarterly payment.  You will receive a premium reminder notice at the specified interval.  You may change the planned periodic premium frequency and amount.  Also, under the automatic payment plan, you may select a monthly payment schedule under which premium payments will be automatically deducted from a bank account or other source rather than being "billed."

Please note: If you submit a subsequent premium payment to your agent or your agent's broker-dealer, we will not apply the premium until we receive it from the agent or the agent's broker-dealer.

Allocation of Net Premiums

We must receive a complete Application with all relevant information and payment of the initial premium in order to process the Application.  If the Application is complete, we will allocate the initial Net Premium among the Subaccounts and Guaranteed Account in accordance with your instructions in the Application as of a date not later than two business days after we receive the completed Application at our Service Center.  (This allocation may be delayed for 15 days in some cases as discussed below.)

If we receive an incomplete Application, we may retain the initial premium payment and contact you in order to complete the Application.  If the Application is not completed within five business days of our receipt, we will explain the reason for the processing delay and the premium payment will be returned to you unless you consent to our retaining the premium payment until the Application is completed.  When the Application is complete, we will allocate the initial Net Premium within two business days.

You should designate in the Application how the initial Net Premium is to be allocated among the Subaccounts and the Guaranteed Account.  As described above, in states where you are guaranteed a refund of premiums paid for cancellation during the Cancellation Period, the portion of the initial Net Premium that is to be allocated to the Subaccounts will be allocated to the Money Market

 Subaccount for a 15-day period.  After the expiration of the 15-day period, the amount in the Money Market Subaccount will be allocated to your chosen Subaccounts based on the proportion that the allocation percentage for such Subaccount bears to the sum of the Subaccount allocation percentages.  Any subsequent Net Premium is allocated in the same manner as of the end of the Valuation Period in which we receive it, unless the allocation percentages are changed.  Premiums are allocated in accordance with the allocation schedule in effect at the time the premium payment is received.

Subaccount Values will vary with the investment experience of the Subaccounts, and you bear the entire investment risk.  You should periodically review your allocation schedule for Net Premiums in light of market conditions and your overall financial objectives.

Variable Account Value

The Variable Account Value reflects the investment experience of the Subaccounts selected by you, any Net Premium payments, any withdrawals, any surrenders, any transfers, and any charges relating to the Subaccounts.  There is no guaranteed minimum Variable Account Value, and, because the Variable Account Value on any future date depends upon a number of variables, it cannot be predicted.

Calculation of Variable Account Value. The Variable Account Value is determined on each Valuation Day.  This value is the aggregate of the values attributable to the Contract in each of the Subaccounts, determined for each Subaccount by multiplying the Subaccount's Accumulation Unit value on the relevant Valuation Day by the number of Subaccount Accumulation Units allocated to the Contract, as described below.

Accumulation Units.  For each Subaccount, Net Premiums allocated to a Subaccount and amounts transferred to a Subaccount are converted into Accumulation Units.  The number of Accumulation Units credited to a Contract is determined by dividing the dollar amount directed to each Subaccount by the value of the Accumulation Unit for that Subaccount for the Valuation Day as of which the allocation or transfer is made.  Allocations and transfers to a Subaccount increase the number of Accumulation Units of that Subaccount credited to a Contract.

Certain events reduce the number of Accumulation Units of a Subaccount credited to a Contract.  Withdrawals or transfers from a Subaccount result in the cancellation of an appropriate number of Accumulation Units of that Subaccount, as do surrender of the Contract, payment of a death benefit, the application of Variable Account Value to a Payment Option on the Maturity Date, and the deduction of the annual administration fee or other charges.  Accumulation Units are canceled as of the end of the Valuation Period in which we receive Notice regarding the event.

The Accumulation Unit value for each Subaccount was arbitrarily set when the Subaccount began operations.  Thereafter, the Accumulation Unit value at the end of every Valuation Day is the Accumulation Unit value at the end of the previous Valuation Day multiplied by the net investment factor, as described below.  The Subaccount Value for a Contract is determined on any day by multiplying the number of Accumulation Units of that Subaccount attributable to the Contract by the Accumulation Unit value for that Subaccount.

Net Investment Factor.  The net investment factor is an index that measures the investment performance of a Subaccount from one Valuation Period to the next.  Each Subaccount has its own net investment factor, which may be greater or less than one.  The net investment factor for each Subaccount for a Valuation Period equals 1 plus the fraction obtained by dividing (a) by (b) where:

(a)	is the net result of:

1.	the investment income, dividends, and capital gains, realized or unrealized, credited during the current Valuation Period; plus

2.	any amount credited or released from reserves for taxes attributable to the operation of the Subaccount; minus

3.	the capital losses, realized or unrealized, charged during the current Valuation Period; minus

4.	any amount charged for taxes or any amount we set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of the Subaccount; minus

5.	the amount charged for mortality and expense risk for that Valuation Period; minus

6.	the amount charged for administration for that Valuation Period; and

(b)
is the value of the assets in the Subaccount at the end of the preceding Valuation Period, adjusted for allocations and transfers to and withdrawals and transfers from the Subaccount occurring during that preceding Valuation Period.

Transfer Privilege

Before the Maturity Date, you may request a transfer of all or a part of the amount in a Subaccount to another Subaccount or to the Guaranteed Account, or transfer a part of an amount in the Guaranteed Account to one or more Subaccounts, subject to the restrictions below.  The minimum transfer amount must be the lesser of $500 or the entire Subaccount Value or the Guaranteed Account Value.  A transfer request that would reduce the amount in a Subaccount or the Guaranteed Account below $500 is treated as a transfer request for the entire amount in that Subaccount or the Guaranteed Account.

Transfers are made as of the day we receive Notice requesting the transfer.  There is no limit on the number of transfers that can be made between Subaccounts or from a Subaccount to the Guaranteed Account.  Only one transfer, however, may be made from the Guaranteed Account each Contract Year.  (See "Transfers from Guaranteed Account.")  The first twelve transfers during each Contract Year are free.  Any unused free transfers do not carry over to the next Contract Year.  A $25 Transfer Processing Fee will be assessed for the thirteenth and subsequent transfers during a Contract Year.  For the purpose of assessing the fee, each request is considered to be one transfer, regardless of the number of Subaccounts or the Guaranteed Account affected by the transfer.  The Transfer Processing Fee will be deducted from the amount being transferred.  We may restrict the quantity and/or the mode of communication of transfer requests to prohibit disruptive trading that is deemed potentially harmful to Owners (see "Disruptive Trading").

Automatic Asset Rebalancing. You may elect Automatic Asset Rebalancing, which authorizes periodic transfers of amounts among the Subaccounts in order to achieve a particular percentage allocation among Subaccounts.  The percentage allocations must be in whole numbers and amounts may be allocated only among the Subaccounts.  No amounts will be transferred to or from the Guaranteed Account as a part of Automatic Asset Rebalancing.  For example, if your premium allocation is 20% to the Guaranteed Account, 30% to Subaccount A, and 50% to Subaccount B, the rebalancing will allocate the values in the Subaccounts as 37.5% to Subaccount A and 62.5% to Subaccount B.  The percentage allocation of your Contract Account Value for rebalancing is based on your premium allocation instructions in effect at the time of rebalancing.  Any premium allocation instructions that you give us that differ from your then current premium allocation instructions are treated as a request to change your premium allocation instructions.  You should note, however, that a request to transfer amounts among Subaccounts by Notice, telephone, fax or e-mail is not treated as a new premium allocation instruction for these purposes, and will not affect future allocations pursuant to Automatic Asset Rebalancing.

Once elected, Automatic Asset Rebalancing begins at the beginning of the calendar quarter following the calendar quarter during which you make your election.  You may change or terminate Automatic Asset Rebalancing by written instruction to us, or by telephone, fax or e-mail if you have previously authorized us to take instructions.  Automatic Asset Rebalancing transfers are not subject to any transfer charge and do not count as one of the 12 free transfers available during any Contract Year.  Automatic Asset Rebalancing will end if you make a transfer, or change the current premium allocation instructions.  However, Automatic Asset Rebalancing transfers do count as transfers for purposes of monitoring for disruptive trading.  We reserve the right to suspend Automatic Asset Rebalancing at any time for any class of Contracts for any reason upon written notice to you.  You may not elect the Automatic Asset Rebalancing if you elect the Dollar Cost Averaging or Earnings Sweep Program.

Advance Orders of Transfers. You may elect to request transfers of amounts from a Subaccount to the Money Market Subaccount in advance of the time you want the transfers executed.  To make this election, you must submit a written Advance Order form to our Service Center specifying a percentage amount of change in Subaccount Value at which shares in the specified Subaccount should be sold and the proceeds transferred to the Money Market Subaccount.  After you have submitted the written Advance Order form, you may place or cancel an Advance Order by calling our Service Center.  We measure the percentage change in a Subaccount Value by reference to the net investment factor for the specified Subaccount, as measured using the Accumulation Unit value as of the Valuation Period next ended after receipt of the Advance Order at the Service Center.  We execute the transfer when the Accumulation Unit value for that Subaccount increases or decreases by at least the percentage specified by you.

Once received at the Service Center, an Advance Order remains in effect until cancelled or superseded by a subsequent Advance Order for a transfer out of the same Subaccount.  We do not currently assess a charge for Advance Orders, but reserve the right to charge for this service.  In addition, we may terminate the Advance Order privilege or change its terms at any time by providing written notice to you at least 15 days in advance of the termination or modification.

Disruptive Trading

Neither the Contracts described in this prospectus nor the Portfolios are designed to support active trading strategies that require frequent movement between or among sub-accounts (sometimes referred to as "market-timing," "short-term trading," or "disruptive trading").  We discourage (and will take action to deter) disruptive trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Owners.  Short-term trading can result in:

•	the dilution of the value of Owners' interests in the Portfolio;

•
Portfolio managers taking actions that negatively impact performance (keeping a larger portion of the Portfolio's assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect Owners from the negative impact of these practices, we have implemented, or we reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of disruptive trading strategies.  We make no assurance that all the risks associated with short-term trading will be completely eliminated by these processes and/or restrictions.

Redemption Fees.  Some Portfolios assess a short-term trading fee in connection with transfers from a Subaccount that occur within 60 days after the date of the allocation to that Subaccount.  The fee is assessed against the amount transferred and is paid to the Portfolio.  Redemption fees compensate the Portfolio for any negative impact on fund performance resulting from short-term trading.  For more information on Short-Term Trading Fees, please see the "Short-Term Trading Fees" provision.

U.S. Mail Restrictions. We monitor transfer activity in order to identify those who may be engaged in disruptive trading practices.  Transaction reports are produced and examined.  Generally, a Contract may appear on these reports if the Owner (or a third party acting on their behalf) engages in a certain number of transfers in a given period.  We consider each telephone, fax, e-mail, or Written Request to be a single transfer, regardless of the number of Subaccounts (or the Guaranteed Account) involved.

As a result of this monitoring process, we may restrict the method of communication by which transfer orders will be accepted.  In general, we will adhere to the following guidelines:

Trading Behavior	Our Response
6 or more transfers in one calendar quarter
We will mail a letter to the Owner notifying them that:
(1) they have been identified as engaging in harmful trading practices; and
(2) if their transfers exceed 11 in 2 consecutive calendar quarters or 20 in one calendar year, the Owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfers in 2 consecutive calendar quarters OR More than 20 transfers in one calendar year	We will automatically limit the Owner to submitting transfer requests via U.S. mail.

Each January 1st, we will start the monitoring anew, so that each Contract starts with 0 transfers each January 1.  See, however, the "Other Restrictions" provision below.

Managers of Multiple Policies. Some investment advisers/representatives manage the assets of multiple NLACA policies and/or contracts pursuant to trading authority granted or conveyed by multiple Owners.  We will automatically require these multi-contract advisers to submit all transfer requests via U.S. mail.

Other Restrictions. We reserve the right to refuse or limit transfer requests, or take any other action deemed necessary, in order to protect Owners, Annuitants, and Beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Owners (or third parties acting on their behalf).  In particular, trading strategies designed to avoid or take advantage of our monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted.

Any restrictions that we implement will be applied consistently and uniformly.  Some transfers do not count as transfers for purposes of monitoring for disruptive trading.

Underlying Mutual Fund Restrictions and Prohibitions

Pursuant to regulations adopted by the SEC, Nationwide is required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any Nationwide contract owner;

(2)	request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and

(3)
instruct Nationwide to restrict or prohibit further purchases or exchanges by contract owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than Nationwide’s policies).

Nationwide is required to provide such transaction information to the underlying mutual funds upon their request.  In addition, Nationwide is required to restrict or prohibit further purchases or exchange requests upon instruction from the underlying mutual fund.  Nationwide and any affected contract owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or exchange requests.  If an underlying mutual fund refuses to accept a purchase or exchange request submitted by Nationwide, Nationwide will keep any affected contract owner in their current underlying mutual fund allocation.

Dollar Cost Averaging

The Dollar Cost Averaging program enables you to systematically and automatically transfer, on a monthly basis, specified dollar amounts from a designated Subaccount to other Subaccounts.  By allocating specified dollar amounts periodically rather than at one time, you may be less susceptible to the impact of market fluctuations.  We, however, make no guarantee that Dollar Cost Averaging will result in a profit or protect against loss.

You may elect Dollar Cost Averaging for a period from 6 to 36 months.  To qualify for Dollar Cost Averaging, the following minimum amount must be allocated to your designated Subaccount: 6 months – $3,000; 12 months – $6,000; 18 months – $9,000; 24 months – $12,000; 30 months – $15,000; 36 months – $18,000.  At least $500 must be transferred from the designated Subaccount each month.  The amount required to be allocated to the designated Subaccount can be made as an initial or subsequent investment or by transferring amounts into the designated Subaccount from the other Subaccounts or from the Guaranteed Account (which may be subject to certain restrictions).  (See "Transfers from Guaranteed Account.")

You may participate in this program by completing the authorization on the Application or at any time after the Contract is issued by properly completing an election form and returning it to us at our Service Center by the beginning of the month.  You must also verify that the required minimum amount is in the designated Subaccount.  Dollar Cost Averaging transfers may not commence until the later of (1) 30 days after the Contract Date; or (2) five days after the end of the Cancellation Period.

After you make the election, transfers from a Subaccount will be processed monthly until the number of designated transfers has been completed, the value of the Subaccount is completely depleted, or you instruct us in writing to cancel the monthly transfers.

Dollar Cost Averaging transfers do not count as transfers for purposes of assessing the transfer fee and do not count as transfers for purposes of monitoring for disruptive trading.  We reserve the right to discontinue offering Dollar Cost Averaging upon 30 days' written notice to you.  You may not elect Dollar Cost Averaging if you elect the Automatic Asset Rebalancing or the Earnings Sweep Program.

Earnings Sweep Program

We also offer another automated transfer program called the Earnings Sweep Program.  You may not elect the Earnings Sweep Program if you elect Dollar Cost Averaging or Automatic Asset Rebalancing.

The Earnings Sweep Program enables you to systematically and automatically transfer, on a monthly basis, any "Earnings" accumulated in the Money Market Subaccount or the Guaranteed Account to other specified Subaccount(s).  On the same day of each month as the Contract Date (the "monthaversary"), we determine the amount of Earnings, if any, in the Money Market Subaccount or the Guaranteed Account from the prior month, and transfer such Earnings to the specified Subaccount(s).  Earnings for any month equal:

•	the Contract Account Value in the Money Market Subaccount or the Guaranteed Account on the monthaversary; minus

•	the Contract Account Value in the Money Market Subaccount or the Guaranteed Account on the previous monthaversary; minus

•	any Net Premiums allocated to the Money Market Subaccount or the Guaranteed Account since that date; minus

•	any transfers to the Money Market Subaccount or the Guaranteed Account since that date; plus

•	any withdrawals or transfers from the Money Market Subaccount or the Guaranteed Account since that date; plus

•	any charges and deductions imposed on the Contract Account Value in the Money Market Subaccount or the Guaranteed Account since that date.

As with Dollar Cost Averaging, by allocating earnings periodically you may be less susceptible to the impact of market fluctuations.  We, however, make no guarantee that the Earnings Sweep Program will result in a profit or protect against a loss.

To qualify for the Earnings Sweep Program, you must have a minimum Contract Account Value of $5,000 in the Money Market Subaccount or the Guaranteed Account.  You may participate in this program by completing the authorization on the Application or at any time after the Contract is issued by properly completing an election form and returning it to us by the beginning of the month.  Earnings Sweep Program transfers may not commence until the later of (1) 30 days after the Contract Date; or (2) five days after the end of the Cancellation Period.

After you make the election, Earnings Sweep Program transfers from the Money Market Subaccount or the Guaranteed Account are processed monthly until the value of the Money Market Subaccount or the Guaranteed Account is completely depleted or you instruct us in writing to cancel the monthly transfers.

Earnings Sweep Program transfers do not count as transfers for purposes of assessing the transfer fee and do not count as transfers for purposes of monitoring for disruptive trading.  We reserve the right to discontinue offering the Earnings Sweep Program upon 30 days' written notice to you.

Withdrawals and Surrender

Withdrawals.  At any time before the earlier of the death of the Annuitant or the Maturity Date, you may withdraw part of the Surrender Value.  With Qualified Contracts, the terms of the related retirement plan may impose additional withdrawal restrictions on participants.  For information regarding these additional restrictions, you should contact your plan administrator.

The minimum amount that may be withdrawn under a Contract is $500; the maximum amount is that which would leave a Surrender Value of not less than $2,000.  We will treat a withdrawal request that would reduce the amount in a Subaccount or in the Guaranteed Account below $500 as a request for full withdrawal of the amount in that Subaccount or the Guaranteed Account.  We will withdraw the amount requested by you from the Contract Account Value as of the day Notice for the withdrawal is received at our Service Center.  Any applicable Surrender Charge is deducted from the remaining Contract Account Value.  (See "Surrender Charge.")

You may specify the amount to be withdrawn from certain Subaccounts or the Guaranteed Account for the withdrawal.  If you do not so specify or if the amount in the designated Subaccounts or Guaranteed Account is inadequate to comply with the request, the withdrawal is made from each Subaccount and the Guaranteed Account based on the proportion that the value in such account bears to the Contract Account Value immediately before the withdrawal.

A withdrawal may have adverse federal income tax consequences.  (See "Federal Tax Status.")

Systematic Withdrawals. Through the Systematic Withdrawal Plan, you may pre-authorize a periodic exercise of the withdrawal right described in the Contract.  You may elect the plan at the time of your Application by completing the authorization on the Application form and making a minimum initial premium payment of $15,000.  After the Contract is issued, you may elect the plan by properly completing the election form if the Contract Account Value is at least $15,000.  Certain federal income tax consequences may apply to systematic withdrawals from the Contract.  You should, therefore, consult with your tax adviser before participating in the Systematic Withdrawal Plan.

Under the Systematic Withdrawal Plan, you can instruct us to withdraw a level dollar amount from the Contract on a monthly or quarterly basis.  Withdrawals begin on the monthly or quarterly date following our receipt of the request.  The minimum withdrawal is $100 monthly or $300 quarterly.  The maximum amount that you can withdraw under the plan in a Contract Year without a Surrender Charge is 10% of the Contract Account Value as of the beginning of the year or 10% of the premiums paid in the first Contract Year if elected at the time of Application.  We will notify you if the total amount to be withdrawn in a Contract Year exceeds 10% of the Contract Account Value as of the beginning of that year.  Unless you instruct us to reduce the withdrawal amount for that year so that it does not exceed the 10% limit, we will continue to process withdrawals for the designated amount.  Once the amount of the withdrawals exceeds the 10% limit, we will deduct the applicable Surrender Charge from the remaining Contract Account Value.  (See "Surrender Charge.")

We will pay you the amount requested each month or quarter and make withdrawals from the Subaccounts and the Guaranteed Account based on the proportion that the value in each Subaccount and Guaranteed Account bears to the Contract Account Value immediately prior to the withdrawal.

As stated, withdrawals under the Systematic Withdrawal Plan that do not exceed 10% of the Contract Account Value as of the beginning of such Contract Year are not subject to a Surrender Charge.  Notwithstanding any other Surrender Charge rules (see "Surrender Charge"), any other withdrawal in a year when the Systematic Withdrawal Plan has been utilized will be subject to the Surrender Charge.  If an additional withdrawal is made from a Contract participating in the plan, systematic withdrawals will automatically terminate and may only be reinstated on or after the beginning of the next Contract Year pursuant to a new request.

You may discontinue systematic withdrawals at any time upon Notice to us.  We reserve the right to discontinue offering systematic withdrawals upon 30 days' notice to you.  A systematic withdrawal may have adverse tax consequences.  (See "Federal Tax Status.")

Charitable Remainder Trust Rider. You may elect a Charitable Remainder Trust Rider, which combines: (1) an extended Maturity Date to the Contract Anniversary nearest the Annuitant's age 100, unless a lump sum payment of Surrender Value is elected; and (2) a revised Surrender Charge/withdrawal provision.  A Charitable Remainder Trust Rider allows income to be distributed and the payment of trustee fees and charges.  The Rider only applies the appropriate Surrender Charge to withdrawals or surrenders during a Contract Year that exceed the greater of: (1) 10% of the Contract Account Value as of the beginning of the Contract Year; or (2) any amounts in excess of the total premiums paid.  There is no limit on the number of withdrawals occurring in any Contract Year.

Surrender. At any time before the earlier of the death of the Annuitant or the Maturity Date, you may request a surrender of the Contract for its Surrender Value.  (See "Surrender Charge.")  The surrender request must be on the proper form, which you can request from our Service Center.  The proceeds paid to you will equal the Surrender Value less any withholding or premium taxes.  The Surrender Value will be determined on the date Notice of surrender and the Contract are received at our Service Center.  The Surrender Value will be paid in a lump sum unless you request payment under a Payment Option.  A surrender may have adverse federal income tax consequences.  (See "Federal Tax Status.")

Restrictions on Distributions from Certain Contracts. There are certain restrictions on surrenders of and withdrawals from Contracts used as funding vehicles for Section 403(b) retirement plans.  Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in those years on amounts held as of the last year beginning before January 1, 1989.  Distributions of those amounts may only occur upon the death of the employee, attainment of age 59½, separation from service, disability, or financial hardship.  In addition, income attributable to elective contributions described in (2) and (3) above may not be distributed in the case of hardship.

In the case of other types of Qualified Contracts, federal tax law imposes other restrictions on the form and manner in which benefits may be paid.  Likewise, the terms of retirement plans funded by Qualified Contracts also may impose restrictions on the ability of participants to take distributions from the Contracts.

Contract Termination. We may end your Contract and pay the Surrender Value to you if, before the Maturity Date, all of these events simultaneously exist;

1.	no premiums have been paid for at least two years;

2.	the Contract Account Value is less than $2,000; and

3.	the total premiums paid, less any partial withdrawals, are less than $2,000.

We will mail you a notice of our intention to end your Contract at least six months in advance.  The Contract will automatically terminate on the date specified in the notice, unless we receive an additional premium payment before the termination date specified in the notice.  This additional premium payment must be equal to at least the minimum additional amount required by us.  (Termination of the Contract under this provision is not permitted in New Jersey.)

Death Benefit Before or After Maturity Date

We will deduct any applicable premium tax from the proceeds described below, unless we have already deducted the tax from the premiums when paid.

Death of Annuitant. If the Annuitant dies before the Maturity Date, we will pay the death benefit under the Contract to the Beneficiary.  During the first six Contract Years, the death benefit is equal to the greater of:

1.	the premiums paid, less any withdrawals (including applicable Surrender Charges); or

2.	the Contract Account Value on the date we receive due proof of Annuitant's death.

After the end of the sixth Contract Year, the death benefit is equal to the greatest of:

1.	the Contract Account Value as of the end of the sixth Contract Year less subsequent amounts withdrawn; or

2.	the Contract Account Value on the date we receive due proof of the Annuitant's death; or

3.	the premiums paid, less any withdrawals (including applicable Surrender Charges).

The proceeds will be paid to the Beneficiary in a lump sum unless the Owner or Beneficiary elects a Payment Option.  If the Annuitant is the Owner, the proceeds must be distributed in accordance with the rules set forth below in "Death of Owner" for the death of an Owner before the Maturity Date.

There is no death benefit payable if the Annuitant dies after the Maturity Date.

Death of Owner. If an Owner dies before the Maturity Date, federal tax law requires (for a Non-Qualified Contract) that the Contract Account Value (or if the Owner is the Annuitant, the proceeds payable upon the Annuitant's death) be distributed to the Beneficiary within five years after the date of the Owner's death.  If an Owner dies on or after the Maturity Date, any remaining payments must be distributed at least as rapidly as under the Payment Option in effect on the date of the Owner's death.

These distribution requirements will be considered satisfied as to any portion of the proceeds payable to or for the benefit of a designated Beneficiary, and which is distributed over the life (or a period not exceeding the life expectancy) of that Beneficiary, provided that the distributions begin within one year of the Owner's death.  However, if the Owner's spouse is the designated Beneficiary, the Contract may be continued with such surviving spouse as the new Owner.  If the Contract has joint Owners, the surviving joint Owner will be the designated Beneficiary.  Joint Owners must be husband and wife as of the Contract Date.

If the Owner is not an individual, the Annuitant, as determined in accordance with section 72(s) of the Code, will be treated as Owner for purposes of these distribution requirements, and any changes in the Annuitant will be treated as the death of the Owner.

Other rules may apply to a Qualified Contract.

Step-up Rider.  The Step-up Rider is automatically included for Contracts issued in states that permit the Rider for those Contracts with an Annuitant who is age 0-70.  The Step-up Rider provides a guaranteed minimum death benefit equal to the Contract Account Value as of the six year Contract Anniversary and is reset every six years to the Contract Account Value on the next six year Contract

Anniversary, if greater.  This reset continues until the six year Contract Anniversary on or before the Annuitant's 85th birthday.  Premiums paid between the six-year Contract Anniversaries are also included in the death benefit proceeds.  A reduction in the guaranteed minimum death benefit for any withdrawal will be based on the proportion of the withdrawal to the Contract Account Value.  At no time will the death benefit proceeds be less than either the Contract Account Value on the date we receive due proof of the Annuitant's death or the sum of premiums paid, less any withdrawals, including applicable Surrender Charges.

Proceeds on Maturity Date

Subject to our approval and state law, you select the Maturity Date.

Contract Account Value is applied to purchase a Payment Option as of the Maturity Date.  If a lump sum payment is elected on the Maturity Date, the proceeds will equal the Surrender Value on the Maturity Date.  In the event that you do not select a Payment Option, Contract Account Value is applied under the Life Annuity with Ten Year Certain Payment Option.  (See "Payment Options.")

You may change the Maturity Date subject to these limitations:

1.	Notice is received at our Service Center at least 30 days before the current Maturity Date;

2.	The new Maturity Date is at least 30 days after we receive the change request; and

3.	The new Maturity Date is not later than the first day of the month after the Annuitant's 90th birthday, or any earlier date required by law.

Telephone, Fax, or E-Mail Requests

In addition to written requests, we may accept telephone, fax and e-mail instructions from you or an authorized third party at our Service Center regarding transfers, dollar cost averaging, Earnings Sweep Program transfers, automatic asset rebalancing, advance ordering and loans (excluding 403(b) Contracts), and partial and systematic withdrawals (e-mail and fax only), subject to the following conditions:

1.
You must complete and sign our telephone, fax or e-mail request form and send it to us.  You also may authorize us in the Application or by Notice to act upon instructions given by telephone, fax or e-mail.

2.	You may designate in the request form a third party to act on your behalf in making telephone, fax or e-mail requests.

We reserve the right to suspend transfer privileges at any time, for any class of Contracts, for any reason.

If you are provided a personal identification number ("PIN") in order to execute electronic transactions, you should protect your PIN, because self-service options will be available to your agent of record and to anyone who provides your PIN.  We will not be able to verify that the person providing instructions by telephone, fax, or e-mail is you or is authorized by you.  We will employ reasonable procedures to confirm that instructions communicated are genuine.  The procedures we follow include requiring some form of personal identification prior to acting on instructions, providing written confirmation of the transaction, and making a tape-recording of the telephone instructions given by you.  If we follow reasonable procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions.  We, however, may be liable for losses if we do not follow reasonable procedures.

Telephone, facsimile, and e-mail may not always be available.  Any telephone, facsimile, or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may delay or prevent our processing of your request.  Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.  If you are experiencing problems, you should make your request by writing to the Service Center.

Delays in Payments

Any withdrawal, the Surrender Value, or the death benefit will usually be paid within seven calendar days of receipt of written request or receipt and filing of due proof of death.  Payments may be postponed, however, if:

1.	the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC;

2.	the SEC permits by an order the postponement for the protection of Owners; or

3.
the SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account's net assets not reasonably practicable.

If a recent check or draft has been submitted, we have the right to defer payment until such check or draft has been honored.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a premium payment.  We also may be required to provide additional information about your account to government regulators.  In addition, we also may be required to block your account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator.

We have the right to defer payment of any withdrawal, surrender, or transfer from the Guaranteed Account for up to six months from the date of receipt of Notice for a withdrawal, surrender, or transfer.  If payment is not made within 30 days after our receipt of documentation necessary to complete the transaction, or any shorter period required by a particular jurisdiction, interest will be added to the amount paid from the date of receipt of documentation at an annual rate of 3% or such higher rate required for a particular state.

Modification

Upon notice to you, we may modify the Contract if a modification:

1.	is necessary so that the Contract, our operations, or the operations of the Variable Account comply with applicable laws or regulations; or

2.	is necessary to assure the continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

3.	is necessary to reflect a change in the operation of the Variable Account; or

4.	provides other Subaccounts and/or Guaranteed Account options.

In the event of a modification, we will make appropriate endorsement to the Contract.

Reports to Contract Owners

At least quarterly, we will mail to you, at your last known address of record, a report containing the Contract Account Value and Surrender Value of the Contract and any further information required by applicable law or regulation.

Contract Inquiries

Inquiries regarding a Contract may be made by writing to us at our Service Center.

THE GUARANTEED ACCOUNT

You may allocate some or all of the Net Premiums and transfer some or all of the amounts in the Subaccounts to the Guaranteed Account, which is part of our General Account.  The Guaranteed Account pays interest at declared rates that are guaranteed for each calendar year and must be at least 3%.  The principal, after deductions, is also guaranteed.  Our General Account supports our insurance and annuity obligations.  The Guaranteed Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Guaranteed Account nor our General Account has been registered as an investment company under the 1940 Act.  Neither our General Account, the Guaranteed Account, nor any interests therein are generally subject to regulation under these laws.  The disclosures relating to these accounts that are included in this prospectus are for your information and have not been reviewed by the SEC.  These disclosures, however, may be subject to certain generally applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The portion of the Contract Account Value allocated to the Guaranteed Account will be credited with rates of interest as described below.  Since the Guaranteed Account is part of our General Account, we assume the risk of investment gain or loss on this amount.  All assets in the General Account are subject to our general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

The Guaranteed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 3%.  We intend to credit the Guaranteed Account Value with current rates in excess of this minimum guarantee, but we are not obligated to do so.  These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates.  Since we anticipate changing the current interest rate in our discretion from time to time, different allocations to the Guaranteed Account Value will be credited with different current interest rates.  The interest rate credited to each amount allocated or transferred to the Guaranteed Account will apply to the end of the calendar year in which an amount is received or transferred.  At the end of the calendar year, we will determine a new current interest rate on the amount and any accrued interest thereon (which may be a different current interest rate from the current interest rate on new allocations to the Guaranteed Account on that date).  The rate declared on this amount and any accrued interest thereon at the end of each calendar year will be guaranteed for the following calendar year.  Any interest credited on the amounts in the Guaranteed Account in excess of the minimum guaranteed effective annual interest rate of 3% will be determined in our sole discretion.  You assume the risk that interest credited may not exceed the guaranteed minimum rate.

For purposes of crediting interest and deducting charges, the Guaranteed Account uses a last-in, first-out method (i.e., LIFO) of accounting for allocations of Net Premium and for transfers of Contract Account Value.

We reserve the right to change the method of crediting interest from time to time, provided that the changes do not have the effect of reducing the minimum guaranteed effective annual interest rate below 3% or shorten the period for which the interest rate applies to less than a calendar year (except for the year in which an amount is received or transferred).

Calculation of Guaranteed Account Value

The Guaranteed Account Value at any time is equal to amounts you allocate or transfer to the Guaranteed Account plus interest credited on these amounts, minus amounts deducted, transferred, or withdrawn from the Guaranteed Account.

Transfers from Guaranteed Account

Within 30 days before or after any Contract Anniversary, you may make one transfer from the Guaranteed Account to any or all of the Subaccounts.  The amount transferred from the Guaranteed Account may not exceed 25% of the Guaranteed Account Value on the date of transfer, unless the balance after the transfer is less than $500, in which case the entire amount will be transferred.  Subject to the next paragraph, if Notice for a transfer is received before a Contract Anniversary, the transfer will be made as of the Contract Anniversary; if Notice for a transfer is received within 30 days after the Contract Anniversary, the transfer will be made as of the date we receive Notice at our Service Center.

Payment Deferral

We may defer payment of any withdrawal, cash surrender, or transfer from the Guaranteed Account for up to six months from the date of our receipt of the Notice for withdrawal, surrender, or transfer.

CHARGES AND DEDUCTIONS

Surrender Charge (Contingent Deferred Sales Charge)

General. We do not deduct a charge for sales expense from premiums at the time they are paid.  Within certain time limits described below, however, a Surrender Charge (contingent deferred sales charge) is deducted from the Contract Account Value if a withdrawal is made or a Contract is surrendered before annuity payments begin.  If the Surrender Charge is insufficient to cover sales expenses, the loss will be borne by us; conversely, if the amount of the Surrender Charge is more than our sales expenses, the excess will be retained by us.  We do not currently believe that the Surrender Charges will cover the expected costs of distributing the Contracts.  Any shortfall will be made up from our general assets, which may include proceeds derived from mortality and expense risk charges.

Charges for Withdrawal or Surrender. If a withdrawal is made or a Contract is surrendered, the applicable Surrender Charge will be as follows:

Contract Year in Which Withdrawal or Surrender Occurs	Charges as Percentage of Amount Withdrawn or Surrendered
1	6%
2	5%
3	4%
4	3%
5	2%
6	1%
7 and after	0%

We do not deduct a Surrender Charge if the withdrawal or surrender occurs after six full Contract Years.  In addition, no Surrender Charge is deducted on the Maturity Date if the Contract proceeds are applied under a Payment Option.

In no event will the total Surrender Charges assessed under a Contract exceed 8½% of the total premiums received under that Contract.

When a Contract is surrendered, the Surrender Charge is deducted from the Contract Account Value in determining the Surrender Value.  For a withdrawal, the Surrender Charge is deducted from the Contract Account Value remaining after the amount requested is withdrawn.

Free Withdrawal Amount Charge.  Subject to certain restrictions, you may withdraw or surrender up to 10% of the Contract Account Value as of the beginning of a Contract Year within that Contract Year without a Surrender Charge.  During the first Contract Year, the full amount of all withdrawals (and any surrender) will be subject to the Surrender Charge.  After the first Contract Year, the otherwise applicable Surrender Charge will not be applied to the first and second withdrawals during a Contract Year to the extent that the amount withdrawn is not in excess of 10% of the Contract Account Value as of the beginning of that Contract Year.  This right is not cumulative from Contract Year to Contract Year.  If the Contract is surrendered and there have been no prior withdrawals during that Contract Year, no Surrender Charge will apply to the amount of the surrender up to 10% of the Contract Account Value as of the beginning of that Contract Year.

After the first Contract Year, any amounts withdrawn in excess of 10% or subsequent to the second withdrawal in a Contract Year will be assessed a Surrender Charge.  If a surrender is made during a Contract Year in which one or no withdrawals have been made, you may surrender free of charge an amount equal to 10% of the Contract Account Value as of the beginning of the Contract Year less the total amount previously withdrawn during that Contract Year without imposition of the Surrender Charge.  Only the excess amount will be subject to the Surrender Charge.

Administrative Charges

Annual Administration Fee.  On each Contract Anniversary prior to and including the Maturity Date, and upon surrender of a Contract or on the Maturity Date (other than on a Contract Anniversary), we deduct from the Contract Account Value an Annual Administration Fee of $30 for our administrative expenses relating to the Contract.  The charge is deducted from each Subaccount and the Guaranteed Account based on the proportion that the value in each account bears to the total Contract Account Value.  Some states may limit the amount of the Annual Administration Fee.  No Annual Administration Fee is payable during the annuity period.

Asset-Based Administration Charge.  To compensate us for costs associated with administration of the Contracts, prior to the Maturity Date we deduct a daily asset-based administration charge from the assets of the Variable Account equal to an annual rate of 0.15%.

The Contracts are administered by NLICA pursuant to a Service Agreement between NLICA and us.  Under the agreement, NLICA also maintains records of transactions relating to the Contracts and provides other services.

Transfer Processing Fee.  The first twelve transfers during each Contract Year are free.  A $25 Transfer Processing Fee will be assessed for each additional transfer during such Contract Year.  For the purpose of assessing the fee, each Notice of transfer is considered to be one transfer, regardless of the number of Subaccounts or accounts affected by the transfer.  The Transfer Processing Fee will be deducted from the amount being transferred.  We do not assess a transfer charge for systematic transfers, including Dollar Cost Averaging, Earnings Sweep Program, and Automatic Asset Rebalancing.  We do not expect a profit from this fee.

Mortality and Expense Risk Charge

To compensate us for assuming mortality and expense risks, prior to the Maturity Date we deduct a daily Mortality and Expense Risk Charge from the assets of the Variable Account.  We will impose a charge in an amount that is equal to an annual rate of 1.25% (daily rate of .00342466%) (approximately 0.70% for mortality risk and 0.55% for expense risk).

The mortality risk we assume is that Annuitants may live for a longer period of time than estimated when the guarantees in a Contract are established.  Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received.  The mortality risk we assume also includes a guarantee to pay a death benefit if the Annuitant dies before the Maturity Date.  The expense risk we assume is the risk that the Surrender Charges, Administration Fees, and Transfer Processing Fees may be insufficient to cover our actual expenses.  If there are any profits from fees and charges deducted under the Contract, including but not limited to mortality and expense risk charges, these profits could be used to finance the distribution of the Contracts.

Short-Term Trading Fees

Some Portfolios may assess (or reserve the right to assess) a short-term trading fee (or "redemption fee") in connection with transfers from a Subaccount that occur within 60 days after the date of allocation to the Subaccount.

Short-Term Trading Fees are intended to compensate the Portfolio (and Owners with interests allocated in the Portfolio) for the negative impact on fund performance that may result from frequent, short-term trading strategies.  Short-Term Trading Fees are not intended to affect the large majority of Owners not engaged in such strategies.

Any Short-Term Trading Fee assessed by any Portfolio available in conjunction with the Contracts will equal 1% of the amount determined to be engaged in short-term trading.  Short-Term Trading Fees will only apply to those Subaccounts corresponding to Portfolios that charge such fees (see the Portfolio prospectus).  Any Short-Term Trading fees paid are retained by the Portfolio, not by us, and are part of the Portfolio’s assets.  Owners are responsible for monitoring the length of time allocations are held in any particular Portfolio.  We will not provide advance notice of the assessment of any applicable Short-Term Trading Fee.

If a redemption fee is assessed, the Portfolio will charge the Variable Account 1% of the amount determined to be engaged in short-term trading.  The Variable Account will then pass the Short-Term Trading Fee on to the specific Owner that engaged in short-term trading by deducting an amount equal to the redemption fee from that Owner’s Subaccount value.  All such fees will be remitted to the Portfolio; none of the fee proceeds will be retained by the Variable Account or us.

When multiple premiums (or exchanges) are made to a Subaccount that is subject to Short-Term Trading Fees, transfers will be considered to be made on a first in/first out (FIFO) basis for purposes of determining Short-Term Trading Fees.  In other words, units held the longest time will be treated as being transferred first, and units held for the shortest time will be treated as being transferred last.

Some transactions are not subject to the Short-Term Trading Fees.  Transactions that are not subject to Short-Term Trading Fees include:

•	scheduled and systematic transfers, such as Dollar Cost Averaging and Automatic Asset Rebalancing;

•	Contract loans or surrenders, including CDSC-free withdrawals;

•	transfers made upon annuitization of the Contract;

•	surrenders of annuity units to make annuity payments; or

•	surrenders of accumulation units to pay a death benefit.

New share classes of certain currently available Portfolios may be added as investment options under the Contracts.  These new share classes may require the assessment of short-term trading or redemption fees.  When these new share classes are added, new premium allocations and exchange reallocations to the Portfolios in question may be limited to the new share class.

Investment Advisory Fees and Other Expenses of the Portfolios

Because the Variable Account purchases shares of the Portfolios, the performance of each Subaccount reflects the deduction of investment advisory fees and other expenses incurred by the Portfolios.  For each Portfolio, an investment adviser is paid a fee that is a percentage of a Portfolio's average daily net assets, and thus the actual fee paid depends on the size of the Portfolio.  Each Portfolio also pays most or all of its operating expenses.  See the accompanying current prospectuses for the Portfolios for further details.

Premium Taxes

Various states and other governmental entities levy a premium tax on annuity contracts issued by insurance companies.  Premium tax rates are subject to change from time to time by legislative and other governmental action and currently range from 0.0% to 4.0%.  In addition, other governmental units within a state may levy these taxes.

The timing of tax levies varies from one taxing authority to another.  If premium taxes are applicable to a Contract, they will be deducted, depending on when the taxes are paid to the taxing authority, either (1) from premiums as they are received; or (2) from the Contract proceeds upon withdrawal or surrender, application of the proceeds to a Payment Option, or payment of death benefit proceeds.

Other Taxes

Currently, we do not make a charge against the Variable Account for federal, state or local taxes.  We may, however, make such a charge in the future if income or gains within the Variable Account will result in any federal income tax liability to us.  Charges for other taxes attributable to the Variable Account, if any, may also be made.

Charge Discounts for Sales to Certain Contracts

The Contract is available for purchase by individuals, corporations, and other groups.  We may reduce or waive certain charges (Surrender Charge, Annual Administration Fee, or other charges) where the size or nature of such sales results in savings to us with respect to sales, administrative, or other costs.  We also may reduce or waive charges on Contracts sold to officers, directors, and employees of NLACA or its affiliates.  The extent and nature of the reduction or waiver may change from time to time, and the charge structure may vary.

Generally, we reduce or waive charges based on a number of factors, including:

•	the number of Contract Owners;

•	the size of the group of purchasers;

•	the total premium expected to be paid;

•	total assets under management for the Contract Owner;

•	the purpose for which the Contracts are being purchased;

•	the expected persistency of individual Contracts; and

•	any other circumstances which are rationally related to the expected reduction in expenses.

Reductions or waivers of charges will not discriminate unfairly among Contract Owners.

PAYMENT OPTIONS

The Contract ends on the Maturity Date.  At that time the Contract Account Value will be applied to purchase a Payment Option, unless you elect to receive the Surrender Value in a single sum.  If your election of a Payment Option has not been filed at our Service Center by the Maturity Date, the proceeds will be paid as a life annuity under Option B, described below.

Before the Maturity Date, you can have the Surrender Value applied under a Payment Option.  In addition, a Beneficiary can have the death benefit applied under a Payment Option, unless you have already selected a Payment Option for the Beneficiary.  Any premium tax applicable will be deducted from the Surrender Value or the Contract Account Value at the time payments commence.

Your Contract must be surrendered so that the applicable amount can be paid in a lump sum or a supplemental contract for the applicable Payment Option can be issued.  We also reserve the right to require satisfactory evidence of the identity, birth date, and sex of any Annuitant, and satisfactory evidence that any Annuitant is still alive.  Before making each annuity payment under a life-contingent Payment Option, we reserve the right to require satisfactory evidence that any Annuitant is still alive.

The available Payment Options are described below.  The Payment Options are fixed, which means that each option has a fixed and guaranteed amount to be paid during the annuity period that is not in any way dependent upon the investment experience of the Variable Account.

Election of Payment Options

A Payment Option may be elected, revoked, or changed at any time before the Maturity Date while the Annuitant is living.  If the Payee is other than the Owner, the election of a Payment Option requires our consent.  If an election is not in effect at the Annuitant's death, or if payment is to be made in one sum under an existing election, the Beneficiary may elect one of the options after the death of the Annuitant.

An election of option and any revocation or change must be made by Notice.  Notice must be filed with our Service Center.

An option may not be elected if any periodic payment under the election would be less than $50.  Subject to this condition, payments may be made annually, semi-annually, quarterly, or monthly and are made at the beginning of the period.

In addition, instead of choosing one of the Payment Options listed below, you may elect to receive payments in any other manner that is acceptable to us and permissible under applicable law.

Description of Payment Options

Option A – Life Annuity Option.  Under this Payment Option, payments are made in equal amounts each month during the Payee's lifetime with payments ceasing with the last payment prior to the death of the Payee.  No amounts are payable after the Payee dies.  Therefore, if the Payee dies immediately following the date of the first payment, the Payee will receive one monthly payment only.

Option B – Life Annuity Option with 10 Years Guaranteed.  Under this Payment Option, payments are made in equal amounts each month during the Payee's lifetime with the guarantee that payments will be made for a period of not less than ten years.  Under this option, if any Beneficiary dies while receiving payment, the present value of the current dollar amount on the date of death of any remaining guaranteed payments will be paid in one sum to the executors or administrators of the Beneficiary unless otherwise provided in writing.

Calculation of this present value will be at 3%, which is the rate of interest assumed in computing the amount of annuity payments.

The amount of each payment will be determined from the tables in the Contract which apply to either Option A or Option B based upon the Payee's age and sex.  If the Contract is sold in a group or employer-sponsored arrangement, the amount of the payments will be based on the Payee's age only.  Age is determined from the nearest birthday at the due date of the first payment.

Alternate Income Option. Instead of the above Payment Options, the Contract Account Value, Surrender Value, or death benefit, as applicable, may be settled under an alternate income option based on our single premium immediate annuity rates in effect at the time of settlement.  These rates will be adjusted so that the first payment will be made immediately (at the beginning of the first month, rather than at the end of the month) which will result in receipt of one additional payment.  These rates are 4% higher than our standard immediate annuity rates.

YIELDS AND TOTAL RETURNS

Money Market Yields

We may advertise the "yield" and "effective yield" for the Money Market Subaccount.  Yield and effective yield are annualized, which means that it is assumed that the Portfolio generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the Portfolio's Accumulation Units.  The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC.  Thus, effective yield will be slightly higher than yield, due to the compounding.

Historical Performance of the Subaccounts

We will advertise historical performance of the Subaccounts in accordance with SEC prescribed calculations.  Performance information is annualized.  However, if a Subaccount has been available in the Variable Account for less than one year, the performance information for that Subaccount is not annualized.  Performance information is based on historical earnings and is not intended to predict or project future results.

Standardized performance will reflect the Contract charges, the Annual Administration Fee, and the Surrender Charge schedule.  Non-standardized performance, which will be accompanied by standardized performance, will reflect other expense structures contemplated under the Contract.  The expense assumptions will be stated in the advertisement.

FEDERAL TAX STATUS

The following discussion is general and is not intended as tax advice.

Introduction

The following summary provides a general description of the federal income tax considerations associated with the Contract and does not purport to be complete or to cover all tax situations.  This discussion is not intended as tax advice.  You should consult your tax adviser for more complete information.  This discussion is based upon our understanding of the present federal income tax laws.  No representation is made as to the likelihood of continuation of the present federal income tax laws or how they may be interpreted by the Internal Revenue Service (the "IRS").  Furthermore, no attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract.

The Contract may be purchased on a tax-qualified basis (Qualified Contracts) or on a non-tax-qualified basis (Non-Qualified Contracts).  Qualified Contracts are designed for use by individuals whose premium payments consist solely of proceeds from and/or contributions under retirement plans that are intended to qualify as plans entitled to special income tax treatment under sections 401(a), 403(b), 408 or 408A of the Code.  The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on NLACA's tax status.  In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment.  Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures.  Owners, participants, Beneficiaries, and Payees are responsible for determining that contributions, distributions, and other transactions with respect to the Contracts comply with applicable law.  Therefore, purchasers of Qualified Contracts should seek tax advice regarding the suitability of a Contract for their situation.  The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

Tax Status of the Contracts

Diversification Requirements.  The Code requires that the investments of the Variable Account be "adequately diversified" in order for the Contract to be treated as an annuity contract for federal income tax purposes.  It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

Owner Control.  In certain circumstances, owners of variable annuity contracts have been considered for federal income tax purposes to be the owners of the assets of the variable account supporting their contracts because of their ability to exercise investment control over those assets.  When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets.  There is little guidance in this area, and some features of the Contracts, such as the flexibility of an Owner to allocate premium payments and transfer Contract Account Value, have not been explicitly addressed in published rulings.  While we believe that the Contract does not give Owners investment control over Variable Account assets, we reserve the right to modify the Contract as necessary to prevent an Owner from being treated as the owner of the Variable Account assets supporting the Contract.

Required Distributions.  In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified contract to contain certain provisions specifying how the owner's interest in the contract will be distributed in the event of the owner's death.  The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued.  We intend to review these provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts, including restrictions on the timing of distributions, and special distributions requirements during the lifetime of the participant and after the participant’s death.

The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.

Taxation of Annuities – In General

If an Owner is a natural person, the Owner generally will not be taxed on increases in the value of a Contract until a distribution occurs or until annuity payments begin.  (For these purposes, an agreement to assign or pledge any portion of the Contract Account Value and, in the case of a Qualified Contract, any portion of an interest in a retirement plan generally is treated as a distribution.)

Upon the contract owner’s death, the value of the contract may be subject to estate taxes, even if all or a portion of the value is also subject to federal income taxes.

Income Taxation of Non-Qualified Contracts

Non-Natural Person.  The Owner of a Contract who is not a natural person (such as a trust, corporation, partnership, or limited liability company) generally must include in income any increase in the excess of the Contract Account Value over the "investment in the Contract" (generally, the premiums or other consideration paid for the Contract) during the taxable year, taxable as ordinary income.  There are some exceptions to this rule and a prospective Owner who is not a natural person may wish to discuss these with a tax adviser.  The following discussion generally applies to Contracts owned by natural persons.

Withdrawals and Surrenders.  When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Account Value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time.  In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Contract.

Penalty Tax on Certain Withdrawals and Surrenders.  In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income.  In general, however, there is no penalty on distributions:

•	made on or after the taxpayer reaches age 59½;

•	made on or after the death of an Owner;

•	attributable to the taxpayer's becoming disabled; or

•	made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above.  A tax adviser should be consulted with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the Payment Option elected under a Contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income.  The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow an Owner to recover his or her investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start.  Once the investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Withholding. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability.  Recipients can generally elect, however, not to have tax withheld from distributions.

Income Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of the Owner's or Annuitant's death.  Generally, these amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, the amounts are taxed in the same manner as a surrender of the Contract; or (2) if distributed under a Payment Option, the amounts are taxed in the same way as annuity payments.

Transfers, Assignments, or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an Annuitant or Payee other than the Owner, the selection of certain Maturity Dates, or the exchange of a Contract may result in tax consequences to an Owner that are not discussed here, including current income taxation of the contract on the same basis as if the entire cash value of the contract were distributed to the owner; for transfers, assignments or exchanges prior to age 59 ½, the 10% penalty tax may also be imposed.  An Owner contemplating any transfer, assignment, designation, or exchange should consult a tax adviser as to these tax consequences.

Charitable Remainder Trust Rider. Issues arising in connection with the ownership of certain annuity contracts by charitable remainder trusts are currently under extensive review by the IRS.  You should consult a competent legal or tax adviser before arranging for the purchase of a Contract and/or Charitable Remainder Trust Rider by, or transfer of a Contract and/or Charitable Remainder Trust Rider to, a charitable remainder trust.

Multiple Contracts.  All non-qualified deferred annuity contracts that are issued by NLACA (or its affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in the Owner's income when a distribution occurs.

Income Taxation of Qualified Contracts

The Contracts are designed for use with several types of qualified retirement plans.  The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself.  Special favorable tax treatment may be available for certain types of contributions and distributions.  Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 ½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances.  Therefore, no attempt is made to provide more than general information about the use of the Contracts with qualified retirement plans.  Owners, Annuitants, Beneficiaries, and Payees are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but we are not bound by the terms and conditions of any plan to the extent these terms and conditions contradict the Contract.

The Owner may wish to consult a tax adviser regarding the use of the Contract within a qualified retirement plan or in connection with other employee benefit plans or arrangements that receive favorable tax treatment, since many plans or arrangements provide the same type of tax deferral as provided by the Contract.  The Contract provides a number of extra benefits and features not provided by employee benefit plans or arrangements alone, although there are costs and expenses under the Contract related to these benefits and features.  Owners should carefully consider these benefits and features in relation to their costs as they apply to the Owner's particular situation.  Further, Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions.  An Owner should refer to his or her retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

Distributions. Annuity payments under a Qualified Contract are generally taxed in a manner similar to a Non-Qualified Contract.  When a withdrawal from a Qualified Contract occurs, a pro rata portion of the amount received is taxable, generally based on the relationship between the Owner's investment in the Contract to the participant's total accrued benefit balance under the retirement plan.  For Qualified Contracts, however, the investment in the Contracts will generally be zero unless nondeductible or after-tax contributions have previously been made to the relevant qualified plan or employer contributions or investment earnings have been previously includible in income of the employee.

In general, required minimum distributions, in accordance with rules prescribed by the Internal Revenue Code and the IRS, must commence after the participant attains age 70 ½.  After the death of the participant, additional rules are prescribed for distributions of the account balance.  Roth IRAs are not subject to the required minimum distributions provisions during the lifetime of the participant; however, Roth IRAs are subject to the same required minimum distributions after the death of the participant as are applicable to other Qualified Contracts.

Brief descriptions follow of different types of qualified retirement plans that may be used in connection with a Contract.  We will endorse the Contract as necessary to conform it to the requirements of a plan.

Corporate and Self-Employed Pension and Profit Sharing Plans. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees.  These retirement plans may permit the purchase of Contracts to accumulate retirement savings under the plans.  Adverse tax or other legal consequences to the plan, to the participant, or to both may result if a Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all applicable legal requirements prior to transfer of the Contract.  Employers intending to use the Contract with such plans should seek competent tax advice.

Individual Retirement Annuities. Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA."  There are legal limitations on the amount of the premiums or contributions under the IRA, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence.  Also, distributions from certain other types of qualified retirement plans may be "rolled over" or transferred on a tax-deferred basis into an IRA.  Distributions, other than distributions of non-deductible contributions, are subject to income tax, and a 10% penalty tax is imposed on distributions before age 59½, unless an exception applies.  Certain small employers may establish SIMPLE IRA plans that allow employees to defer a percentage of their compensation up to a specified annual amount and employers to make matching or non-elective contributions to SIMPLE IRAs on behalf of their employees.  Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income.  Subject to certain restrictions, premature distributions prior to age 59½ are subject to a 10% penalty tax.  Distributions before age 59½ in the first two years of a SIMPLE IRA are, unless an exception applies, subject to a 25% penalty tax, and special restrictions apply to rollovers and transfers from SIMPLE IRAs.  Employers may also establish simplified employee pension (SEP) plans to make IRA contributions on behalf of their employees.  The Code may impose additional restrictions on IRAs, SIMPLE IRAs, and SEP IRAs.

Roth IRAs.  Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA.  Contributions to a Roth IRA, which are subject to certain limitations, are not deductible, and must be made in cash or as a rollover or transfer from another Roth

IRA or other IRA.  A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply.  "Qualified distributions" from a Roth IRA, as well as distributions which are the return of the owner's contributions to the Roth IRA, are generally not subject to tax.  "Qualified distributions" are distributions that satisfy a five-year holding period and are made: (1) after the owner reaches age 59½; (2) to the beneficiary of the owner after the owner's death; (3) on account of the owner's disability; or (4) to pay for first-time home-buying expenses.  Federal income tax, as well as a 10% penalty tax, will generally apply to the portion of distributions that are allocable to income in the contract which not "qualified distributions."

Tax Sheltered Annuities.  Section 403(b) of the Code allows employees of certain section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement.  These premium payments may be subject to FICA (social security) tax.

The following amounts may not be distributed from Code section 403(b) annuity contracts prior to the employee's death, attainment of age 59½, separation from service, disability, or financial hardship: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989.  In addition, earnings on amounts described in (2) or (3) above may not be distributed in the case of hardship.

Commencing in 2009, Tax Sheltered Annuities must be issued pursuant to a written plan, and the plan must satisfy various administrative requirements.  You should check with your employer to ensure that these requirements will be satisfied in a timely manner.

Death Benefits.  The Contract includes a death benefit that in some cases may exceed the greater of premiums paid or the Contract Account Value.  The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan or 403(b) plan.  Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.  In addition, the IRS has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements.

Foreign Tax Credits

To the extent that any underlying eligible Portfolio makes the appropriate election, certain foreign taxes paid by the Portfolio will be treated as being paid by us, and we may deduct or claim a tax credit for such taxes.  The benefits of any such deduction or credit will not be passed through to Contract Owners.

Withholding

Distributions from a Contract generally are subject to withholding for the Owner's federal income tax liability.  The withholding rate varies according to the type of distribution and the Owner's tax status.  The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%.  Generally, an eligible rollover distribution is a distribution from these plans, except for certain distributions such as minimum distributions required by the Code, certain after-tax contributions, distributions paid in the form of an annuity, and certain hardship withdrawals.  The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to a section 401(a), section 403(b), or governmental section 457 plan or to an IRA.

Possible Changes in Taxation

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or other means.  It is also possible that any change could be retroactive (that is, effective prior to the date of the change).  A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that Owners currently receive.  We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

Other Tax Consequences

As noted above, the foregoing comments about the federal tax consequences under the Contract are not exhaustive, and special rules are provided with respect to other tax situations not discussed in this prospectus.  Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change.  Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Owner or recipient of the distribution.  A tax adviser should be consulted for further information.

DISTRIBUTION OF CONTRACTS

The Contracts are no longer offered to the public.  Agents who are licensed by applicable state insurance authorities and authorized by us to sell the Contracts solicited applications for Contracts, and who are registered representatives of 1717 or other broker/dealers.  1717 is a wholly owned indirect subsidiary of NLICA and is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer.  1717 is also a member of the Financial Industry Regulatory Authority (“FINRA”).

1717 acts as the principal underwriter, as defined in the 1940 Act, of the Contracts pursuant to an Underwriting Agreement between 1717 and us.  1717's principal business address is Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850.  The Contracts may also have been sold through other broker-dealers registered under the Securities Exchange Act of 1934 that have a selling agreement with 1717 or have a selling agreement with another broker-dealer that has a selling agreement with 1717.  1717 received $16,493,648, $16,865,493, and $20,965,977 during 2007, 2006, and 2005, respectively, as principal underwriter of the Contracts and of other variable annuity contracts and variable life insurance policies offered by NLACA and its affiliates.  1717 did not retain any compensation as principal underwriter during the past three fiscal years.

More information about 1717 and its registered representatives is available at http://www.finra.org or by calling (800) 289-9999.  You also can obtain an investor brochure from FINRA Regulation that includes information describing its Public Disclosure Program.

The Contract in General

In general, deferred variable annuities are long-term investments; they are not intended as short-term investments.  Accordingly, NLACA has designed the contract to offer features, pricing, and investment options that encourage long-term ownership.  It is very important that contract owners understand all the costs associated with owning a contract, and if and how those costs change during the lifetime of the contract.  The various contract charges are assessed in order to compensate NLACA for administrative services, distribution and operational expenses, and assumed actuarial risks associated with the contract.

Following is a discussion of some relevant factors that may be of particular interest to prospective investors.

Distribution, Promotional and Sales Expenses.  NLACA pays commissions to the firms that sell the contracts.  The maximum gross commission that NLACA will pay on the sale of the contracts is 7% of premium.  Note that the individual registered representatives typically receive only a portion of this amount; the remainder is retained by the firm.  NLACA may also, instead of a premium-based commission, pay an asset-based commission (sometimes referred to as "trails" or "residuals"), or a combination of the two.

In addition to or partially in lieu of commission, NLACA may also pay the selling firms a marketing allowance, which is based on the firm’s ability and demonstrated willingness to promote and market NLACA's products.  How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities that may contribute to the promotion and marketing of NLACA's products.  For more information on the exact compensation arrangement associated with this contract, please consult your registered representative.

Portfolios.  The Portfolios incur expense each time they sell, administer, or redeem their shares.  The Variable Account (established and administered by NLACA or an affiliate) aggregates all Contract Owner purchase, redemption, and transfer requests and submits one net purchase/redemption request to the Portfolio each day.  Thus, from the Portfolio's standpoint, the Variable Account is a single shareholder.  When the Variable Account aggregates transactions, the Portfolio is relieved of incurring the expense of processing individual transactions.  The expense is incurred by NLACA or an affiliate.

NLACA also pays the costs of selling the contract (as discussed above), which benefits the Portfolios by providing Contract Owners with access to the Subaccounts that correspond to the Portfolios.

The Portfolios understand and acknowledge the value of these services provided by NLACA.  Accordingly, the Portfolios pay NLACA (or an affiliate) a fee for some of the distribution and operational services that NLACA provides (and related costs incurred).  These payments may be made pursuant to a Portfolio's 12b-1 plan, in which case they are deducted from Portfolio assets.  Alternatively, such payments may be made pursuant to service/administration agreements between NLACA (or a NLACA affiliate) and the Portfolio's adviser (or an affiliate), in which case payments are typically made from assets outside of the Portfolio assets.  In some cases, however, payments received may derive from sub-transfer agent fees or fees taken pursuant to administrative service plans adopted by the Portfolio.

NLACA took into consideration the anticipated payments from Portfolios when it determined the charges that would be assessed under the Contract.  Without these payments, Contract charges would be higher.  Only those Portfolios that agree to pay Nationwide a fee will be offered in the Contract.

Profitability. NLACA does consider profitability when determining the charges in the Contract.  In early Contract years, NLACA does not anticipate earning a profit, since that is a time when administrative and distribution expenses are typically higher.  NLACA does, however, anticipate earning a profit in later Contract years.  In general, NLACA's profit will be greater the higher the investment return and the longer the Contract is held.

LEGAL PROCEEDINGS

NLACA is a party to litigation and arbitration proceedings in the ordinary course of its business.  It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters, including certain of those referred to below, are in very preliminary stages, and NLACA does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  NLACA does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on NLACA’s consolidated financial position.  However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on NLACA’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices.  A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than NLACA.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years.  Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues.  NLACA has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by NLACA.  NLACA has cooperated with these investigations.  Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by NLACA and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer.  Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note medium-term note (“MTN”) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives.  Related investigations, proceedings or inquiries may be commenced in the future.  NLACA and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the Nationwide Life Insurance Company MTN program.  NLACA is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (“NMIC”) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies.  These proceedings also could affect the outcome of one or more of NLACA’s litigation matters.

On October 9, 2003, NLACA’s parent, Nationwide Life Insurance Company of America (NLICA) was named as one of twenty-six defendants in a lawsuit filed in the United States District Court for the Middle District of Pennsylvania entitled Steven L. Flood, Luzerne County Controller and the Luzerne County Retirement Board on behalf of the Luzerne County Employee Retirement System v. Thomas A. Makowski, Esq., et al.  NLICA is a defendant as the successor in interest to Provident Mutual Life Insurance Company, which is alleged to have entered into four agreements to manage assets and investments of the Luzerne County Employee Retirement System (the Plan).  In their complaint, the plaintiffs alleged that NLICA aided and abetted certain other defendants in breaching their fiduciary duties to the Plan.  The plaintiffs also alleged that NLICA violated the Federal Racketeer Influenced and Corrupt Organizations Act by engaging in and conspiring to engage in an improper scheme to mismanage funds in order to collect excessive fees and commissions and that NLICA was unjustly enriched by the allegedly excessive fees and commissions.  The complaint seeks treble compensatory damages, punitive damages, a full accounting, imposition of a constructive trust on all funds paid by the Plan to all defendants, pre- and post-judgment interest, and costs and disbursements, including attorneys’ fees.  On November 27, 2007, the court granted NLICA’s motion for summary judgment and dismissed all of the federal claims with prejudice. The court declined to exercise jurisdiction over the state claims and dismissed those without prejudice.  The plaintiffs have elected not to appeal the court’s decision.

There can be no assurance that any such litigation will not have a material adverse effect on NLACA or NLICA in the future.

The general distributor, 1717, is not engaged in any litigation of any material nature.

VOTING PORTFOLIO SHARES

Even though we are the legal owner of the Portfolio shares held in the Subaccounts, and have the right to vote on all matters submitted to shareholders of the Portfolios, we will vote the shares as Owners instruct, so long as required by law.

We will calculate the number of votes you may vote separately for each Subaccount.  This amount may include fractional votes.  The number of votes attributable to a Subaccount will be determined by applying your percentage interest, if any, in a particular Subaccount to the total number of votes attributable to that Subaccount.  You hold this voting interest in each Subaccount to which your Variable Account Value is allocated.  Your voting interest terminates on the Maturity Date or surrender of the Contract.

The number of votes of a Portfolio you may vote will be determined as of the record date.  Before a vote of a Portfolio's shareholders occurs, you will receive voting materials.  We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner.  You will have the right to instruct us on the number of Portfolio shares that corresponds to the amount of Contract Account Value you have in that Portfolio (as of a date set by the Portfolio).

If we do not receive voting instructions from you on time, we will vote your shares in the same proportion as the timely voting instructions we receive from other Owners.  Should federal securities laws, regulations, or interpretations change, we may elect to vote Portfolio shares in our own right.  If required by state insurance officials, or if permitted under federal regulation, under certain circumstances we may disregard certain Owner voting instructions.  If we disregard voting instructions, we will send you a summary in the next annual report to Owners advising you of the action and the reasons we took such action.

Portfolio shares held by us in a Subaccount as to which Owners do not have a voting interest will be voted in proportion to the voting instructions we receive from Owners with respect to the shares they do vote.  If you instruct us to abstain on any item to be voted upon, we will apply your abstention instruction on a pro rata basis to reduce the votes eligible to be cast by us.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Variable Account are contained in the SAI.  Our financial statements should be distinguished from the Variable Account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Contracts.  For a free copy of these financial statements and/or the SAI, please call or write to us at our Service Center.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
Additional Contract Provisions	2
The Contract
Incontestability
Misstatement of Age or Sex
Non-Participation
Standard & Poor's	2
Safekeeping of Account Assets	2
State Regulation	3
Records and Reports	3
Experts	3
Other Information	3
Financial Statements	4

APPENDIX A: PORTFOLIO INFORMATION

The Portfolios listed below are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each Portfolio for more detailed information.

Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares
This underlying mutual fund is only available in contracts for which good order applications were received before May 1, 2008
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Boston Company Asset Management
Investment Objective:	Capital growth with current income as a secondary goal.

Dreyfus Variable Investment Fund - Growth and Income Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Boston Company Asset Management
Investment Objective:	Long-term capital growth, current income and growth of income.

DWS Variable Series I - Bond VIP: Class A
Investment Adviser:	Deutsche Investment Management Americas Inc.
Sub-adviser:	Invesco Trimark Investment Management Inc.; Invesco Global Asset
Management (N.A.), Inc.; Invesco Insitutional (N.A.), Inc.; Invesco Senior
Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset
Management Limited;
Investment Objective:	Maximize total return by investing for both current income and capital appreciation.

DWS Variable Series I - Growth & Income VIP: Class A
Investment Adviser:	Deutsche Investment Management Americas Inc.
Investment Objective:	Long-term growth of capital, current income and growth of income.

DWS Variable Series I - International VIP: Class A
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Deutsche Investment Management Americas Inc.
Investment Objective:	Long-term growth of capital primarily through diversified holdings of marketable foreign equity investments.

Federated Insurance Series - Federated Capital Income Fund II
Investment Adviser:	Federated Equity Management Company of Pennsylvania
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income and moderate capital appreciation.

Federated Insurance Series - Federated Fund for U.S. Government Securities II
Investment Adviser:	Federated Investment Management Company
Investment Objective:	Current income.

Fidelity Variable Insurance Products Fund - VIP Asset Manager Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	High total return.

Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Initial Class
This underlying mutual fund is only available in contracts for which good order applications were received before May 1, 2008
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Long-term capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Reasonable income.

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP High Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	High level of current income.

Nationwide Variable Insurance Trust - Gartmore NVIT Emerging Markets Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - JPMorgan NVIT Balanced Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	J.P. Morgan Investment Management Inc.
Investment Objective:	High total return from a diversified portfolio of equity and fixed income securities.

Nationwide Variable Insurance Trust - Neuberger Berman NVIT Socially Responsible Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc.
Investment Objective:	The Fund seeks long-term growth of capital.

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - NVIT Growth Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Mid Cap Growth Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	NorthPointe Capital, LLC
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	High level of current income as is consistent with the preservation of capital and maintenance of liquidity.

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein Management; JP Morgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class IV
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein Management; JP Morgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	American Century Investment Management; RiverSource Investment
Management; Thompson, Siegel & Walmsley, Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.; Epoch Investment Partners, Inc.; J.P.
Morgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.: American Century Investment
Management Inc.; Gartmore Global Partners; Morgan Stanley Investment
Management; Neuberger Berman Management, Inc.; Putnam Investment
Management, LLC; Waddell & Reed Investment Management Company
Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

Nationwide Variable Insurance Trust - NVIT S&P 500 Index Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - Van Kampen NVIT Comstock Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Seeks capital growth and income through investments in equity securities, including common stocks and securities convertibles into common stocks.

Premier VIT - OpCap Equity Portfolio
Investment Adviser:	OpCap Advisors LLC
Sub-adviser:	Oppenheimer Capital LLC
Investment Objective:	Long-term capital appreciation.

Premier VIT - OpCap Managed Portfolio
Investment Adviser:	OpCap Advisors LLC
Sub-adviser:	Oppenheimer Capital LLC
Investment Objective:	Growth of capital over time.

Premier VIT - OpCap Small Cap Portfolio
Investment Adviser:	OpCap Advisors LLC
Sub-adviser:	Oppenheimer Capital LLC
Investment Objective:	Capital appreciation.

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Class R
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Class R
This underlying mutual fund is only available in contracts for which good order applications were received before May 1, 2008
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Class R
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

Van Eck Worldwide Insurance Trust - Worldwide Real Estate Fund: Class R
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	To maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Real Estate Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	To maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry.

Wells Fargo Advantage Variable Trust - Wells Fargo Advantage VT Discovery Fund
This underlying mutual fund is only available in contracts for which good order applications were received before May 1, 2008
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

Wells Fargo Advantage Variable Trust - Wells Fargo Advantage VT Opportunity Fund
This Portfolio is only available in Policies issued before May 1, 2004
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

APPENDIX B: FINANACIAL HIGHLIGHTS

The following condensed financial information is derived from the financial statements of the Variable Account as of December 31, 2007.  The data should be read in conjunction with the financial statements, related notes, and other financial information included in the SAI under the caption "Financial Statements."

As used in this appendix, the term "Period" is defined as a complete calendar year.  Those Periods with an asterisk (*) reflect accumulation unit value information for a partial year only.

The following underlying mutual funds were added to the variable account on May 1, 2008, therefore; no Condensed Financial Information is available:

Nationwide Variable Insurance Trust (“NVIT”)
•	Gartmore NVIT Emerging Markets Fund: Class III†
•	Neuberger Berman NVIT Socially Responsible Fund: Class I
•	NVIT Multi-Manager Mid Cap Value Fund: Class II

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

DWS Variable Series I - Bond VIP Portfolio: Class A	828.86	851.41	2.72%	3,698	2007
	802.66	828.86	3.26%	4,534	2006
	793.30	802.66	1.18%	6,354	2005
	763.41	793.30	3.92%	9,123	2004
	736.87	763.41	3.60%	11,691	2003
	694.12	736.87	6.16%	15,168	2002
	665.72	694.12	4.27%	19,210	2001
	610.50	665.72	9.05%	17,108	2000
	1,181.96	610.50	-48.35%	19,173	1999
	1,071.54	1,181.96	10.30%	19,824	1998
	858.13	1,071.54	24.87%	19,067	1997

DWS Variable Series I - Growth and Income VIP: Class A	1,110.42	1,024.37	-7.75%	2,497	2007
	914.74	1,110.42	21.39%	3,250	2006
	874.54	914.74	4.60%	4,386	2005
	805.07	874.54	8.63%	6,197	2004
	644.16	805.07	24.98%	8,031	2003
	849.87	644.16	-24.20%	10,894	2002
	971.53	849.87	-12.52%	15,294	2001
	1,006.14	971.53	-3.44%	18,857	2000
	724.89	1,006.14	38.80%	21,851	1999
	808.05	724.89	-10.29%	22,810	1998
	670.35	808.05	20.54%	22,411	1997

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

DWS Variable Series I - International VIP: Class A	993.92	1,122.98	12.98%	2,916	2007
	800.48	993.92	24.17%	3,939	2006
	698.76	800.48	14.56%	5,537	2005
	608.08	698.76	14.91%	7,467	2004
	482.70	608.08	25.97%	12,046	2003
	599.65	482.70	-19.50%	15,516	2002
	880.78	599.65	-31.92%	21,236	2001
	1,140.30	880.78	-22.76%	25,401	2000
	1,117.54	1,140.30	2.04%	20,743	1999
	1,057.94	1,117.54	5.63%	53,642	1998
	877.27	1,057.94	20.59%	54,119	1997

Dreyfus Socially Responsible Growth Fund, Inc: Initial Shares	1,010.69	1,074.15	6.28%	2,676	2007
	938.54	1,010.69	7.69%	3,504	2006
	918.53	938.54	2.18%	4,645	2005
	877.01	918.53	4.73%	6,227	2004
	705.82	877.01	24.25%	8,013	2003
	1,007.39	705.82	-29.94%	10,012	2002
	1,319.54	1,007.39	-23.66%	15,381	2001
	1,503.98	1,319.54	-12.26%	19,229	2000
	1,172.49	1,503.98	28.27%	15,371	1999
	918.99	1,172.49	27.58%	9,357	1998
	725.61	918.99	26.65%	5,878	1997

Dreyfus Variable Investment Fund - Growth and Income Portfolio: Initial Shares	1,110.42	1,187.37	6.93%	2,616	2007
	983.32	1,110.42	12.93%	3,564	2006
	964.81	983.32	1.92%	4,861	2005
	910.42	964.81	5.97%	6,296	2004
	729.43	910.42	24.81%	7,826	2003
	990.64	729.43	-26.37%	10,056	2002
	1,067.04	990.64	-7.16%	15,844	2001
	1,124.52	1,067.04	-5.11%	19,270	2000
	975.63	1,124.52	15.26%	20,386	1999
	884.85	975.63	10.26%	20,074	1998
	772.15	884.85	14.60%	19,203	1997

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

Federated Insurance Series - Federated Capital Income Fund II	786.27	806.58	2.58%	1,345	2007
	689.47	786.27	14.04%	1,666	2006
	657.83	689.47	4.81%	2,009	2005
	606.88	657.83	8.40%	2,942	2004
	510.01	606.88	18.99%	4,442	2003
	679.68	510.01	-24.96%	5,406	2002
	799.54	679.68	-14.99%	7,755	2001
	890.32	799.54	-10.20%	9,671	2000
	886.67	890.32	0.41%	11,493	1999
	789.26	886.67	12.34%	11,450	1998
	632.04	789.26	24.88%	6,449	1997

Federated Insurance Series - Federated Fund for U.S. Government Securities II	786.27	840.56	6.90%	2,937	2007
	781.02	802.06	2.69%	4,765	2006
	776.26	781.02	0.61%	8,004	2005
	759.78	776.26	2.17%	13,549	2004
	752.68	759.78	0.94%	20,443	2003
	700.02	752.68	7.52%	29,971	2002
	663.18	700.02	5.56%	23,448	2001
	606.11	663.18	9.42%	15,436	2000
	618.36	606.11	-1.98%	17,732	1999
	582.47	618.36	6.16%	15,015	1998
	544.01	582.47	7.07%	6,129	1997

Fidelity VIP Fund - VIP Asset Manager Portfolio: Initial Class	1,005.27	1,144.90	13.89%	6,156	2007
	949.90	1,005.27	5.83%	8,379	2006
	925.81	949.90	2.60%	12,133	2005
	890.18	925.81	4.00%	17,157	2004
	765.18	890.18	16.34%	21,836	2003
	850.18	765.18	-10.00%	25,261	2002
	898.97	850.18	-5.43%	36,139	2001
	948.86	898.97	-5.26%	44,912	2000
	866.16	948.86	9.55%	49,766	1999
	763.46	866.16	13.45%	42,507	1998
	641.70	763.46	18.97%	37,474	1997

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

Fidelity VIP Fund - VIP Contrafund Portfolio: Initial Class	1,803.97	2,091.69	15.95%	11,121	2007
	1,637.48	1,803.97	10.17%	14,471	2006
	1,419.98	1,637.48	15.32%	20,132	2005
	1,247.00	1,419.98	13.87%	25,374	2004
	984.38	1,247.00	26.68%	31,165	2003
	1,101.22	984.38	-10.61%	39,873	2002
	1,272.63	1,101.22	-13.47%	52,788	2001
	1,382.01	1,272.63	-7.91%	64,670	2000
	1,127.92	1,382.01	22.53%	63,091	1999
	879.99	1,127.92	28.17%	46,442	1998
	718.85	879.99	22.42%	38,684	1997

Fidelity VIP Fund - VIP Equity-Income Portfolio: Initial Class	1,676.46	1,678.33	0.11%	12,111	2007
	1,414.41	1,676.46	18.53%	15,522	2006
	1,354.82	1,414.41	4.40%	21,151	2005
	1,231.89	1,354.82	9.98%	27,624	2004
	958.52	1,231.89	28.52%	35,501	2003
	1,170.39	958.52	-18.10%	44,954	2002
	1,248.84	1,170.39	-6.28%	59,577	2001
	1,168.00	1,248.84	6.92%	69,141	2000
	1,113.96	1,168.00	4.85%	85,196	1999
	1,011.99	1,113.96	10.08%	78,563	1998
	801.08	1,011.99	26.33%	73,730	1997

Fidelity VIP Fund - VIP Growth Portfolio: Initial Class	1,217.97	1,524.78	25.19%	15,709	2007
	1,155.92	1,217.97	5.37%	21,021	2006
	1,107.92	1,155.92	4.33%	28,758	2005
	1,086.82	1,107.92	1.94%	37,914	2004
	829.61	1,086.82	31.00%	48,270	2003
	1,203.71	829.61	-31.08%	59,176	2002
	1,482.40	1,203.71	-18.80%	86,317	2001
	1,688.61	1,482.40	-12.21%	103,767	2000
	1,245.95	1,688.61	35.53%	95,739	1999
	905.80	1,245.95	37.55%	74,160	1998
	743.89	905.80	21.77%	67,965	1997

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

Fidelity VIP Fund - VIP High Income Portfolio: Initial Class	810.89	821.83	1.35%	4,292	2007
	739.22	810.89	9.70%	5,488	2006
	729.90	739.22	1.28%	6,947	2005
	675.40	729.90	8.07%	8,746	2004
	538.18	675.40	25.50%	12,347	2003
	527.60	538.18	2.01%	15,598	2002
	606.18	527.60	-12.96%	20,254	2001
	792.88	606.18	-23.55%	24,843	2000
	743.43	792.88	6.65%	28,780	1999
	788.02	743.43	-5.66%	26,474	1998
	679.15	788.02	16.03%	21,861	1997

NVIT JPMorgan NVIT Balanced Fund: Class IV	1,049.73	1,083.18	3.19%	10,588	2007
	947.88	1,049.73	10.75%	11,313	2006
	936.65	947.88	1.20%	14,463	2005
	875.09	936.65	7.03%	17,381	2004
	749.72	875.09	16.72%	19,971	2003
	847.34	749.72	-11.52%	23,738	2002
	924.31	847.34	-8.33%	28,544	2001
	861.32	924.31	7.31%	90,706	2000
	866.94	861.32	-0.65%	77,880	1999
	781.27	866.94	10.97%	62,328	1998
	653.55	781.27	19.54%	45,925	1997

NVIT NVIT Government Bond Fund: Class IV	804.57	850.95	5.76%	9,516	2007
	789.52	804.57	1.91%	11,527	2006
	775.98	789.52	1.74%	15,436	2005
	762.04	775.98	1.83%	19,406	2004
	748.98	762.04	1.74%	24,101	2003
	696.40	748.98	7.55%	28,470	2002
	657.46	696.40	5.92%	28,831	2001
	608.19	657.46	8.10%	12,975	2000
	637.92	608.19	-4.66%	10,251	1999
	597.74	637.92	6.72%	3,752	1998

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

NVIT NVIT Growth Fund: Class IV	480.81	566.80	17.88%	6,581	2007
	459.24	480.81	4.70%	9,244	2006
	437.26	459.24	5.03%	12,929	2005
	409.97	437.26	6.66%	16,486	2004
	315.65	409.97	29.88%	19,498	2003
	445.29	315.65	-29.11%	23,759	2002
	576.76	445.29	-22.79%	28,318	2001
	721.62	576.76	-20.07%	28,249	2000
	583.02	721.62	23.77%	15,683	1999
	500.00	583.02	16.60%	2,788	1998*

NVIT NVIT Mid Cap Growth Fund: Class IV	1,835.03	1,972.88	7.51%	6,911	2007
	1,692.69	1,835.03	8.41%	8,251	2006
	1,563.01	1,692.69	8.30%	10,451	2005
	1,374.35	1,563.01	13.73%	12,296	2004
	1,004.03	1,374.35	36.88%	15,290	2003
	1,311.73	1,004.03	-23.46%	16,792	2002
	1,384.12	1,311.73	-5.23%	21,776	2001
	1,014.50	1,384.12	36.43%	16,070	2000
	887.21	1,014.50	14.35%	8,460	1999
	833.15	887.21	6.49%	2,344	1998

NVIT NVIT Money Market Fund: Class IV	684.44	708.11	3.46%	17,261	2007
	663.15	684.44	3.21%	18,402	2006
	654.07	663.15	1.39%	27,385	2005
	657.21	654.07	-0.48%	40,191	2004
	661.63	657.21	-0.67%	55,908	2003
	661.98	661.63	-0.05%	93,229	2002
	647.63	661.98	2.22%	114,827	2001
	618.73	647.63	4.67%	89,780	2000
	598.06	618.63	3.44%	91,710	1999
	575.95	598.06	3.84%	61,689	1998
	554.47	575.95	3.87%	48,054	1997

NVIT NVIT Multi-Manager International Value Fund: Class III	769.85	781.34	1.49%	2,146	2007
	575.57	769.85	33.75%	2,458	2006
	636.01	575.57	-9.50%	2,243	2005

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

NVIT NVIT Multi-Manager International Value Fund: Class IV	1,534.07	1,556.44	1.46%	6,217	2007
	1,267.44	1,534.07	21.04%	7,693	2006
	1,147.85	1,267.44	10.42%	9,957	2005
	969.72	1,147.85	18.37%	12,282	2004
	709.93	969.72	36.59%	15,513	2003
	809.77	709.93	-12.33%	18,617	2002
	934.58	809.77	-13.35%	24,197	2001
	975.06	934.58	-4.15%	28,527	2000
	764.54	975.06	27.54%	16,595	1999
	704.02	764.54	8.60%	3,399	1998

NVIT NVIT Multi-Manager Small Cap Value Fund: Class IV	828.52	760.37	-8.23%	8,726	2007
	715.62	828.52	15.78%	11,996	2006
	704.07	715.62	1.64%	16,217	2005
	608.69	704.07	15.67%	21,106	2004
	409.44	608.69	48.66%	25,045	2003
	491.28	409.44	-16.66%	24,092	2002
	441.75	491.28	11.21%	26,967	2001
	370.54	441.75	19.22%	14,053	2000
	408.65	370.54	-9.33%	17,728	1999
	500.00	408.65	-18.27%	18,219	1998*

NVIT NVIT Multi-Manager Small Company Fund: Class IV	764.42	769.96	0.72%	7,446	2007
	691.85	764.42	10.49%	9,846	2006
	624.64	691.85	10.76%	13,409	2005
	532.20	624.64	17.37%	16,849	2004
	372.10	532.20	43.03%	21,340	2003
	593.28	372.10	-37.28%	23,983	2002
	715.66	593.28	-17.10%	29,368	2001
	919.80	715.66	-22.19%	18,085	2000
	485.44	919.80	89.48%	21,754	1999
	500.00	485.44	-2.91%	18,438	1998*

NVIT NVIT Nationwide Fund: Class IV	1,230.14	1,312.21	6.67%	15,661	2007
	1,097.81	1,230.14	12.05%	18,589	2006
	1,036.15	1,097.81	5.95%	21,858	2005
	957.39	1,036.15	8.23%	26,429	2004
	761.68	957.39	25.69%	32,580	2003
	1,005.91	761.68	-24.28%	41,087	2002
	1,170.95	1,005.91	-14.09%	53,095	2001
	1,082.22	1,170.95	8.20%	20,760	2000
	1,065.67	1,082.22	1.55%	22,407	1999
	950.55	1,065.67	12.11%	22,729	1998
	775.34	950.55	22.60%	23,496	1997

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

NVIT NVIT S&P 500 Index Fund: Class IV	1,574.59	1,631.92	3.64%	17,231	2007
	1,384.58	1,574.59	13.72%	20,799	2006
	1,340.39	1,384.58	3.30%	28	2005
	1,229.14	1,340.39	9.05%	38,358	2004
	971.28	1,229.14	26.55%	47,478	2003
	1,267.94	971.28	-23.40%	61,244	2002
	1,465.42	1,267.94	-13.48%	78,360	2001
	1,636.75	1,465.42	-10.47%	16,805	2000
	1,377.32	1,636.75	18.84%	12,580	1999
	1,088.42	1,377.32	26.54%	12,301	1998
	831.78	1,088.42	30.85%	11,389	1997

NVIT Van Kampen NVIT Comstock Value Fund: Class IV	718.21	692.69	-3.55%	7,868	2007
	628.19	718.21	14.33%	9,633	2006
	610.41	628.19	2.91%	13,694	2005
	527.19	610.41	15.79%	17,288	2004
	406.67	527.19	29.64%	22,805	2003
	482.00	406.67	-15.63%	24,458	2002
	492.50	482.00	-2.13%	24,033	2001
	490.76	492.50	0.35%	30,090	2000
	490.39	490.76	0.08%	36,535	1999
	500.00	490.39	-1.92%	34,680	1998*

Premier VIT - OpCap Equity Portfolio	1,545.67	1,586.70	2.65%	2,718	2007
	1,359.65	1,545.67	13.68%	3,310	2006
	1,288.04	1,359.65	5.56%	4,688	2005
	1,167.00	1,288.04	10.37%	6,028	2004
	920.44	1,167.00	26.79%	8,069	2003
	1,187.77	920.44	-22.51%	11,175	2002
	1,295.47	1,187.77	-8.31%	15,648	2001
	1,195.14	1,295.47	8.39%	15,027	2000
	625.13	1,195.14	91.18%	18,278	1999
	594.92	625.13	5.08%	17,333	1998
	553.18	594.92	7.55%	13,308	1997

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

Premier VIT - OpCap Managed Portfolio	1,416.79	1,439.62	1.61%	5,853	2007
	1,310.24	1,416.79	8.13%	7,121	2006
	1,262.02	1,310.24	3.82%	9,440	2005
	1,155.41	1,262.02	9.23%	12,091	2004
	962.36	1,155.41	20.06%	16,217	2003
	1,174.16	962.36	-18.04%	20,804	2002
	1,252.24	1,174.16	-6.24%	28,838	2001
	1,157.06	1,252.24	8.23%	32,560	2000
	748.08	1,157.06	54.67%	42,990	1999
	641.18	748.08	16.67%	19,336	1998
	596.09	641.18	7.56%	16,570	1997

Premier VIT - OpCap Small Cap Portfolio	1,625.95	1,612.44	-0.83%	3,553	2007
	1,328.78	1,625.95	22.36%	4,842	2006
	1,346.69	1,328.78	-1.33%	5,929	2005
	1,158.51	1,346.69	16.24%	7,505	2004
	823.55	1,158.51	40.67%	8,974	2003
	1,065.77	823.55	-22.73%	11,181	2002
	997.72	1,065.77	6.82%	18,327	2001
	701.71	997.72	42.18%	17,257	2000
	962.07	701.71	-27.06%	19,274	1999
	913.35	962.07	5.33%	22,591	1998
	709.94	913.35	28.65%	17,259	1997

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Class R	561.00	607.48	8.29%	1,518	2007
	534.69	561.00	4.92%	868	2006
	559.63	534.69	-4.46%	1,031	2005

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Initial Class	759.96	822.11	8.18%	1,988	2007
	723.74	759.96	5.00%	2,352	2006
	756.87	723.74	-4.38%	3,067	2005
	703.19	756.87	7.63%	4,056	2004
	603.49	703.19	16.52%	5,945	2003
	503.05	603.49	19.97%	6,890	2002
	537.64	503.05	-6.43%	3,301	2001
	535.14	537.64	0.47%	3,276	2000
	345.27	535.14	54.99%	3,678	1999
	500.00	345.27	-30.95%	791	1998

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Class R	1,128.23	1,530.39	35.65%	1,119	2007
	819.93	1,128.23	37.60%	1,509	2006
	630.54	819.93	30.04%	1,736	2005

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Initial Class	1,054.51	1,430.89	35.69%	4,543	2007
	766.59	1,054.51	37.56%	6,787	2006
	588.92	766.59	30.17%	9,529	2005
	474.40	588.92	24.14%	12,365	2004
	312.00	474.40	52.05%	15,086	2003
	325.87	312.00	-4.26%	16,400	2002
	336.57	325.87	-3.18%	17,790	2001
	587.10	336.57	-42.67%	20,032	2000
	297.26	587.10	97.50%	11,369	1999
	500.00	297.26	-40.55%	1,095	1998

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Class R	1,144.70	1,640.33	43.30%	883	2007
	932.09	1,144.70	22.81%	1,195	2006
	623.40	932.09	49.52%	1,314	2005

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class	1,229.65	1,762.40	43.33%	1,237	2007
	1,001.61	1,229.65	22.77%	1,784	2006
	669.66	1,001.61	49.57%	2,362	2005
	547.76	669.66	22.25%	5,086	2004
	382.88	547.76	43.06%	5,592	2003
	399.66	382.88	-4.20%	3,865	2002
	452.62	399.66	-11.70%	1,938	2001
	411.96	452.62	9.87%	2,549	2000
	588.75	411.96	-30.03%	1,882	1999
	500.00	588.75	17.75%	431	1998

Van Eck Worldwide Insurance Trust - Worldwide Real Estate Fund: Class R	988.89	984.35	-0.46%	547	2007
	766.60	988.89	29.00%	948	2006
	642.38	766.60	19.34%	1,097	2005

Van Eck Worldwide Insurance Trust - Worldwide Real Estate Fund: Initial Class	1,293.03	1,286.30	-0.52%	1,444	2007
	1,001.55	1,293.03	29.10%	2,112	2006
	839.30	1,001.55	19.33%	2,769	2005
	624.86	839.30	34.32%	3,234	2004
	471.12	624.86	32.63%	3,365	2003
	500.20	471.12	-5.81%	4,224	2002
	481.58	500.20	3.87%	2,811	2001
	411.36	481.58	17.07%	2,317	2000
	425.72	411.36	-3.37%	1,159	1999
	500.00	425.72	-14.86%	397	1998

Subaccount	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Percent Change in Accumulation Value	Number of Units Outstanding at End of Period	Period

Wells Fargo Advantage VT Discovery Fund	332.92	401.54	20.61%	7,689	2007
	294.47	332.92	13.06%	10,388	2006
	272.44	294.47	8.09%	13,075	2005
	231.87	272.44	17.50%	14,443	2004
	175.19	231.87	32.35%	18,298	2003
	284.48	175.19	-38.42%	20,330	2002
	416.75	284.48	-31.74%	22,188	2001
	500.00	416.75	-16.65%	17,121	2000

Wells Fargo Advantage VT Opportunity Fund	628.02	660.39	5.15%	3,742	2007
	567.57	628.02	10.65%	4,589	2006
	533.48	567.57	6.39%	6,796	2005
	457.62	533.48	16.58%	7,979	2004
	338.72	457.62	35.10%	8,074	2003
	467.70	338.72	-27.58%	8,994	2002
	494.33	467.70	-5.39%	9,045	2001
	500.00	494.33	-1.13%	2,627	2000

STATEMENT OF ADDITIONAL INFORMATION

January 4, 2010

Individual Flexible Premium
Deferred Variable Annuity Contracts
Issued By Nationwide Life and Annuity Insurance Company
Through Its Nationwide Provident VA Separate Account A

This Statement of Additional Information (“SAI”) contains additional information regarding the individual flexible premium deferred variable annuity contract (the “Contract”) offered by Nationwide Life and Annuity Insurance Company (“NLAIC”).

This SAI is not a prospectus.  It contains information in addition to and more detailed than set forth in the prospectus and should be read in conjunction with the prospectus dated May 1, 2008, as supplemented January 4, 2010, June 9, 2009 and September 1, 2008.  Capitalized terms in the SAI have the same meanings as in the prospectus for the Contract.

You may obtain a copy of these prospectuses by writing Nationwide Life and Annuity Insurance Company at 5100 Rings Road, RR1-04-F4, Dublin, Ohio 43017-1522, or by calling 1-800-848-6331 TDD 1-800-238-3035.

ADDITIONAL INFORMATION ABOUT NLAIC AND THE VARIABLE ACCOUNT	S-3
NLAIC	S-3
The Variable Account	S-3
Services	S-3
Distribution, Promotional, and Sales Expenses	S-4
Purchase of Securities Being Offered	S-4
Underwriters	S-4
ADDITIONAL CONTRACT PROVISIONS	S-5
The Contract	S-5
Incontestability	S-5
Misstatement of Age or Sex	S-5
Non-Participation	S-5
STANDARD & POOR’S	S-5
SAFEKEEPING OF ACCOUNT ASSETS	S-6
STATE REGULATION	S-6
RECORDS AND REPORTS	S-6
EXPERTS	S-7
OTHER INFORMATION	S-7
FINANCIAL INFORMATION	S-7
FINANCIAL STATEMENTS	F-1

ADDITIONAL INFORMATION ABOUT NLAIC AND THE VARIABLE ACCOUNT

NLAIC

Nationwide Life and Annuity Insurance Company (“NLAIC”) is a stock life insurance company organized under the laws of the State of Ohio in March 1981 with our Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.  NLAIC is a member of the Nationwide group of companies, which is comprised of Nationwide Mutual Insurance Company (“NMIC”) and all of its subsidiaries and affiliates.  All of NLAIC's common stock is owned by Nationwide Life Insurance Company (“NLIC”), which is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLAIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of NMIC.

On January 1, 2009, NFS became a private wholly owned subsidiary of NMIC.  NFS is the holding company of NLAIC and other companies that comprise the retirement savings operations of the Nationwide group of companies.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $135 billion as of December 31, 2008.

Before January 1, 2010, the Contracts were issued by Nationwide Life and Annuity Company of America (“NLACA”), at that time a wholly owned subsidiary of Nationwide Life Insurance Company of America (“NLICA”), which was chartered by the Commonwealth of Pennsylvania in 1865.  NLACA was originally incorporated under Pennsylvania law in 1958 under the name Washington Square Life Insurance Company (“WSLIC”).  WSLIC’s name was changed to Providentmutual Life and Annuity Company of America (“PLACA”) in 1991, and the company was redomiciled as a Delaware insurance company on October 28, 1992.  On October 1, 2002, as a result of a related entity sponsored demutualization (Provident Mutual Life Insurance Company converting from a mutual insurance company to a stock insurance company, and changing its name to Nationwide Life Insurance Company of America), PLACA changed its name to Nationwide Life and Annuity Company of America— or NLACA.  Effective following the close of business on December 31, 2009, NLACA merged with and into NLAIC, and NLAIC was the surviving company.

THE VARIABLE ACCOUNT

On October 1, 2002, in connection with the sponsored demutualization, the Providentmutual Variable Annuity Separate Account changed its name to the Nationwide Provident VA Separate Account A.

SERVICES

NLAIC, which has responsibility for administration of the Contracts and the Variable Account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each Contract Owner and the number and type of Contract issued to each Contract Owner and records with respect to the Contract Value.

The custodian of the assets of the Variable Account is NLAIC.  NLAIC will maintain a record of all purchases and redemptions of shares of the Funds.  NLAIC, or its affiliates may have entered into agreements with the Funds and/or their affiliates.  The agreements relate to services furnished by NLAIC or an affiliate of NLAIC.  Some of the services provided include distribution of underlying

Portfolio prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for Contract Owners to execute trades in the funds.  NLAIC also acts as a limited agent for the fund for purposes of accepting the trades.

See “The Funds” located in the prospectus.

DISTRIBUTION, PROMOTIONAL, AND SALES EXPENSES

Under our distribution agreement with NISC, we pay the following sales expenses: general agent and agency manager's compensation; agents’ training allowances; deferred compensation and insurance benefits of agents, general agents, and agency managers; advertising expenses; and all other expenses of distributing the Contracts. We also pay for NICS’s operating and other expenses.  Commissions payable for sales by registered representatives of a broker-dealer having a selling agreement with NISC, and/or to registered representatives of a broker-dealer having a selling agreement with these broker-dealers, will be paid to such broker-dealers, who in turn may pay their registered representatives; these broker-dealers may retain a portion of the commissions.  We may pay additional compensation to these broker-dealers and/or reimburse them for portions of Contract sales expenses.

Because registered representatives (of NISC or other broker-dealers) who sell the Contracts are also our life insurance agents, they may be eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes, and awards, subject to applicable regulatory requirements.  Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. In some circumstances and to the extent permitted by applicable regulatory requirements, NISC may also reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers.

PURCHASE OF SECURITIES BEING OFFERED

We are not selling any new Contracts.

The Contracts are sold by licensed insurance agents in the states where the Contracts may be lawfully sold, but we reserve the right to discontinue the offering.  Agents are registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority (“FINRA”).

UNDERWRITERS

The current distributor of the Contracts is Nationwide Investment Services Corporation (“NISC”), One Nationwide Plaza, Columbus, Ohio 43215, an affiliate of NLAIC.  Until May 1, 2009, the Contracts were distributed by Nationwide Securities, LLC (“NSLLC”) (formerly, 1717 Capital Management Company), located at One Nationwide Plaza, Columbus, Ohio 43215, at that time a wholly owned indirect subsidiary of NLICA (now NLIC).

NISC received no compensation as principal underwriter of variable life insurance policies and variable annuity contracts offered by insurance company subsidiaries of Nationwide Financial Services, Inc. during 2008, 2007, or 2006.  NSLLC received $11,699,242, $16,493,648, and $16,865,494 during 2008, 2007 and 2006, respectively, as principal underwriter of the Contracts and of other variable life insurance policies and variable annuity contracts offered by NLACA and its affiliates.  However,

NSLLC did not retain any of the compensation it received as principal underwriter during the past 3 fiscal years.

ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

The entire Contract between you and us is made up of the Contract, and your Application.  The statements made in the Application are deemed representations and not warranties.  We cannot use any statement in defense of a claim or to void a Contract unless it is contained in the Application and a copy of the Application is attached to the Contract at issue.

INCONTESTABILITY

We will not contest the Contract after it has been in force during the Annuitant’s lifetime for two years from the Contract Date.

MISSTATEMENT OF AGE OR SEX

If the age or sex of any Annuitant has been misstated, we will pay the amount which the proceeds would have purchased at the correct age and sex.

If we make an overpayment because of an error in age or sex, the overpayment plus interest at 3% compounded annually will be a debt against the Contract.  If the debt is not repaid, future payments will be reduced accordingly.

If we make an underpayment because of an error in age or sex, any annuity payments will be recalculated at the correct age and sex and future payments will be adjusted.  The underpayment with interest at 3% compounded annually will be paid in a single sum.

NON-PARTICIPATION

The Contract is not eligible for dividends and will not participate in NLAIC’s divisible surplus.

STANDARD & POOR’S

“Standard & Poor’s (R),” “S&P (R),” “Standard & Poor’s 500,” and “500” are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by NLAIC and its affiliates and subsidiaries.  The Contract is not sponsored, endorsed, sold or promoted by Standard & Poor’s, and Standard & Poor’s makes no representation regarding the advisability of investing in the Contract.

S&P makes no representation or warranty, express or implied, to the Owners of the Contracts and the S&P 500 Index Fund or any member of the public regarding the advisability of investing in securities generally, or in the Contracts and the S&P 500 Index Fund particularly, or the ability of the S&P 500 Index to track general stock market performance.  S&P’s only relationship to NLAIC and the NVIT Fund is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed, and calculated by S&P without regard to NLAIC, the NVIT Fund, the Contracts, or the S&P 500 Index Fund.  S&P has no obligation to take the needs of NLAIC, the NVIT Fund, the Owners of the Contracts, or the S&P 500 Index Fund into consideration in determining, composing, or calculating the S&P 500 Index.  S&P is not responsible for and has not participated in the determination of the prices and amount of the Contracts or the S&P 500 Index Fund or the timing of the issuance or sale of the Contracts or the S&P 500 Index Fund or in the determination or calculation of the equation by which the Contracts or the S&P 500 Index Fund are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing, or trading of the Contracts or the S&P 500 Index Fund.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY NLAIC, THE MARKET STREET FUND, OWNERS OF THE CONTRACT, AND THE EQUITY 500 INDEX PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SAFEKEEPING OF ACCOUNT ASSETS

We hold the title to the assets of the Variable Account.  The assets in the Variable Account are legally segregated from our General Account assets and from the assets in any other separate account.

Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts.

Our officers and employees are covered by a financial institution bond issued by Fidelity and Deposit Insurance Company (a division of Zurich American Insurance Company) with limits of $25 million per occurrence and $50 million in the aggregate.  The bond insures against dishonest and fraudulent acts of officers and employees.

STATE REGULATION

We are subject to regulation and supervision by the Insurance Department of the state of Ohio, which periodically examines our affairs.  We are subject to the insurance laws and regulations of all jurisdictions where we are authorized to do business.  A copy of the Contract form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Contracts are sold. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for the purposes of determining solvency and compliance with local insurance laws and regulations.

RECORDS AND REPORTS

We will maintain all records and accounts relating to the Variable Account.  NLAIC may contract with another party to maintain these records and accounts.  As presently required by the Investment Company Act of 1940, as amended (the “1940 Act”), and the regulations thereunder, reports containing information required under the 1940 Act or by any other applicable law or regulation, will be sent to Owners semi-annually at their last known address.

EXPERTS

The financial statements of Nationwide Life and Annuity Insurance Company as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of Nationwide Provident VA Separate Account A as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts.  Not all the information set forth in the registration statement, and the amendments and exhibits thereto has been included in the prospectus and this SAI.  Statements contained in this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries.  For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F. Street, N.E., Washington, D.C. 20549.

FINANCIAL INFORMATION

The financial statements of NLAIC as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Nationwide Provident VA Separate Account A as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

All financial statements included in the SAI should be considered only as bearing on our ability to meet our obligations under the Contracts.  They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Nationwide Life and Annuity Company of America and Contractholders of Nationwide Provident VA Separate Account A:

We have audited the accompanying statements of assets and liabilities of Nationwide Provident VA Separate Account A (comprised of the sub-accounts listed in note 1) (collectively, the Account) as of December 31, 2008, and the related statements of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the sub-accounts in the Account as of December 31, 2008, and the results of their operations for the year then ended, the changes in their net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, PA
April 13, 2009

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statement of Assets and Liabilities, December 31, 2008

	Shares	Cost	Fair Value

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	544,005	$6,587,247	$3,546,912
NVIT Money Market Fund Class IV	12,400,100	$12,400,100	$12,400,100
NVIT Government Bond Fund Class IV	507,635	$5,867,328	$6,091,625
JP Morgan NVIT Balanced Fund Class IV	491,020	$4,919,333	$3,437,139
NVIT Mid Cap Growth Fund Class IV	239,440	$5,030,292	$4,204,572
NVIT Multi-Manager International Value Fund Class IV	445,324	$6,437,287	$3,437,902
NVIT Growth Fund Class IV	194,400	$1,950,651	$1,720,438
Van Kampen NVIT Comstock Value Fund Class IV	364,218	$4,011,636	$2,545,881
NVIT Multi-Manager Small Company Fund Class IV	233,961	$4,915,725	$2,517,425
NVIT Multi-Manager Small Cap Value Fund Class IV	475,142	$5,502,922	$3,140,686
NVIT S&P 500 Index Fund Class IV	2,181,067	$15,064,703	$13,697,098
NVIT Multi-Manager International Value Fund Class III	90,792	$1,437,440	$699,095
Gartmore NVIT Emerging Markets Fund Class III	1,011	$17,194	$7,104
NVIT Multi-Manager Mid Cap Value Fund Class II	73	$513	$516
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class	428,457	$2,586,628	$1,696,688
Fidelity VIP Equity-Income Portfolio: Initial Class	645,058	$14,322,836	$8,501,863
Fidelity VIP Growth Portfolio: Initial Class	411,436	$13,271,338	$9,681,093
Fidelity VIP Overseas Portfolio: Initial Class	36,138	$750,608	$439,797
Fidelity VIP Growth Portfolio: Service Class 2	66,338	$1,885,033	$1,546,338
Fidelity VIP Overseas Portfolio: Service Class 2	80,679	$1,552,510	$973,792
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	378,984	$5,405,962	$3,907,323
Fidelity VIP II Contrafund Portfolio: Initial Class	647,741	$15,816,184	$9,968,734
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	68,757	$879,715	$814,082
Fidelity VIP II Contrafund Portfolio: Service Class 2	124,823	$3,502,742	$1,889,821
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2	35,735	$611,909	$354,495
Premier VIT:
Premier VIT — OpCap Equity Portfolio	111,809	$3,434,403	$1,974,552
Premier VIT — OpCap Small Cap Portfolio	190,504	$5,482,237	$2,554,659
Premier VIT — OpCap Managed Portfolio	176,331	$6,559,772	$4,260,166
DWS Variable Series I:
DWS Variable Series I — Bond VIP: Class A	376,819	$2,577,925	$2,072,504
DWS Variable Series I — Growth & Income VIP: Class A	239,115	$1,932,155	$1,224,268
DWS Variable Series I — International VIP: Class A	208,020	$1,773,077	$1,356,291
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares	108,883	$2,141,911	$1,444,875
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares	74,485	$1,789,000	$1,479,266

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

Federated Insurance Series:
Federated Fund for U.S. Government Securities II	186,501	$2,081,384	$2,135,440
Federated Capital Income Fund II	91,792	$797,303	$665,492
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	30,535	$387,146	$327,032
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	19,572	$318,191	$139,160
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund: Initial Class	121,646	$1,388,958	$1,401,362
Van Eck Worldwide Hard Assets Fund: Initial Class	63,694	$2,021,766	$1,194,254
Van Eck Worldwide Emerging Markets Fund: Initial Class	286,472	$4,876,513	$1,684,456
Van Eck Worldwide Real Estate Portfolio: Initial Class	95,020	$1,469,672	$589,123
Van Eck Worldwide Bond Fund: Class R	77,333	$912,402	$890,878
Van Eck Worldwide Hard Assets Fund: Class R	36,247	$1,358,318	$679,272
Van Eck Worldwide Emerging Markets Fund: Class R	68,651	$1,034,894	$402,980
Van Eck Worldwide Real Estate Portfolio: Class R	28,543	$411,081	$175,827
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	30,603	$657,201	$537,997
MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class	20,991	$379,969	$322,629
MFS Investors Trust Series — Service Class	22,741	$387,465	$331,109
MFS New Discovery Series — Service Class	28,844	$411,012	$231,042
MFS Research Series — Service Class	24,102	$374,173	$308,983
PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio: Administrative Class	157,939	$1,279,607	$893,935
PIMCO VIT Total Return Portfolio: Administrative Class	230,309	$2,366,733	$2,374,489
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	99,626	$1,417,530	$1,114,811
Wells Fargo VT Opportunity Fund — Investor Class	107,471	$2,143,342	$1,091,902

Total Investments			$131,079,271
Accounts Receivable			7,620

Total Assets			$131,086,891
Accounts Payable			—
Net Assets (See Note 7)			$131,086,891

Held for the benefit of contractholders			130,833,166

Attributable to Nationwide Life and Annuity Company of America			253,725

			131,086,891

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008

							NVIT Multi-		Van Kampen	NVIT Multi-	NVIT Multi-		NVIT Multi-	Gartmore
				NVIT	JP Morgan		Manager		NVIT	Manager	Manager		Manager	NVIT
		NVIT	NVIT Money	Government	NVIT	NVIT Mid	International		Comstock	Small	Small Cap	NVIT S&P 500	International	Emerging
		Nationwide	Market Fund	Bond Fund	Balanced Fund	Cap Growth	Value Fund	NVIT Growth	Value Fund	Company	Value Fund	Index Fund	Value Fund	Markets Fund
	Total	Fund Class IV	Class IV	Class IV	Class IV	Fund Class IV	Class IV	Fund Class IV	Class IV	Fund Class IV	Class IV	Class IV	Class III	Class III

Investment Income
Dividends	$3,757,465	$81,214	$260,144	$274,552	$133,980	—	$108,185	$6,716	$79,083	$31,830	$51,235	$390,395	$22,016	$100
Expenses
Mortality and expense risks	2,807,387	80,175	171,518	92,303	69,985	$96,047	85,577	37,343	55,992	59,556	69,846	296,409	17,358	—
Investment Expense	2,373	—	—	—	—	—	—	—	—	—	—	—	1	—

Total expenses	2,809,760	80,175	171,518	92,303	69,985	96,047	85,577	37,343	55,992	59,556	69,846	296,409	17,359	—

Net investment income (loss)	947,706	1,039	88,626	182,249	63,995	(96,047)	22,608	(30,626)	23,091	(27,726)	(18,611)	93,986	4,657	100

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	12,666,246	914,435	—	—	543,511	—	839,760	—	52,106	869,551	—	—	178,130	2,775
Net realized (loss) gain from redemption of investment shares	(2,815,362)	(444,541)	—	(13,937)	(44,221)	742,454	195,481	209,025	90,632	(467,345)	(766,267)	1,373,798	(175,436)	(55)

Net realized (loss) gain on investments	9,850,884	469,894	—	(13,937)	499,290	742,454	1,035,241	209,025	142,738	402,206	(766,267)	1,373,798	2,694	2,720

Net unrealized appreciation (depreciation) of investments:
Beginning of year	39,851,088	379,856	—	(2,899)	575,928	3,895,819	1,554,039	1,239,584	466,992	(63,355)	(1,309,893)	9,506,270	(1,212)	—
End of year	(55,813,701)	(3,040,335)	—	224,297	(1,482,194)	(825,720)	(2,999,385)	(230,213)	(1,465,755)	(2,398,300)	(2,362,236)	(1,367,604)	(738,345)	(10,090)

Net unrealized appreciation (depreciation) during the year	(95,664,789)	(3,420,191)	—	227,196	(2,058,122)	(4,721,539)	(4,553,424)	(1,469,797)	(1,932,747)	(2,334,945)	(1,052,343)	(10,873,874)	(737,133)	(10,090)

Net realized and unrealized gain (loss) on investments	(85,813,905)	(2,950,297)	—	213,259	(1,558,832)	(3,979,085)	(3,518,183)	(1,260,772)	(1,790,009)	(1,932,739)	(1,818,610)	(9,500,076)	(734,439)	(7,370)

Net increase (decrease) in net assets resulting from operations	$(84,866,199)	$(2,949,258)	$88,626	$395,508	$(1,494,837)	$(4,075,132)	$(3,495,575)	$(1,291,398)	$(1,766,918)	$(1,960,465)	$(1,837,221)	$(9,406,090)	$(729,782)	$(7,270)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Neuberger								Fidelity VIP II		Fidelity VIP II		Fidelity VIP
	Berman NVIT	NVIT Multi-	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Asset	Fidelity VIP II	Investment	Fidelity VIP II	III Growth
	Socially	Manager Mid	High Income	Equity-Income	Growth	Overseas	Growth	Overseas	Manager	Contrafund	Grade Bond	Contrafund	Opportunities
	Responsible	Cap Value	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio: Initial	Portfolio:	Portfolio:
	Fund Class I	Fund Class II	Initial Class	Initial Class	Initial Class	Initial Class	Service Class 2	Service Class 2	Initial Class	Initial Class	Class	Service Class 2	Service Class 2

Investment Income
Dividends	—	$4	$193,237	$315,041	$123,011	$17,156	$13,610	$34,424	$134,356	$144,965	$40,158	$21,879	$733
Expenses
Mortality and expense risks	—	—	38,343	202,459	239,272	9,749	42,154	22,355	78,432	234,041	13,086	49,502	8,852
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	—	—	38,343	202,459	239,272	9,749	42,154	22,355	78,432	234,041	13,086	49,502	8,852

Net investment income (loss)	—	4	154,894	112,582	(116,261)	7,407	(28,544)	12,069	55,924	(89,076)	27,072	(27,623)	(8,119)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	—	—	16,438	—	91,799	—	205,654	629,984	525,209	780	108,128	—
Net realized (loss) gain from redemption of investment shares	(4,821)	—	(237,432)	(557,913)	(727,522)	37,078	(12,427)	117,997	186,575	191,755	(13,880)	(120,898)	3,071

Net realized (loss) gain on investments	(4,821)	—	(237,432)	(541,475)	(727,522)	128,877	(12,427)	323,651	816,559	716,964	(13,100)	(12,770)	3,071

Net unrealized appreciation (depreciation) of investments:
Beginning of year	—	—	(267,216)	1,287,522	5,594,142	207,118	1,406,495	648,805	1,160,654	3,561,304	(8,546)	262,907	206,773
End of year	—	3	(889,940)	(5,820,974)	(3,590,245)	(310,811)	(338,696)	(578,717)	(1,498,639)	(5,847,450)	(65,633)	(1,612,921)	(257,414)

Net unrealized appreciation (depreciation) during the year	—	3	(622,724)	(7,108,496)	(9,184,387)	(517,929)	(1,745,191)	(1,227,522)	(2,659,293)	(9,408,754)	(57,087)	(1,875,828)	(464,187)

Net realized and unrealized gain (loss) on investments	(4,821)	3	(860,156)	(7,649,971)	(9,911,909)	(389,052)	(1,757,618)	(903,871)	(1,842,734)	(8,691,790)	(70,187)	(1,888,598)	(461,116)

Net increase (decrease) in net assets resulting from operations	$(4,821)	$7	$(705,262)	$(7,537,389)	$(10,028,170)	$(381,645)	$(1,786,162)	$(891,802)	$(1,786,810)	$(8,780,866)	$(43,115)	$(1,916,221)	$(469,235)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

							Dreyfus
							Variable	Dreyfus
					DWS Variable		Investment	Socially			Lehman	Neuberger
			Premier VIT -		Series I -	DWS Variable	Fund - Growth	Responsible	Federated	Federated	Brothers AMT	Berman AMT
	Premier VIT -	Premier VIT -	OpCap	DWS Variable	Growth &	Series I -	and Income	Growth Fund,	Fund for U.S.	Capital	Short Duration	Partners
	OpCap Equity	OpCap Small	Managed	Series I - Bond	Income VIP:	International	Portfolio: Initial	Inc.: Initial	Government	Income	Bond Portfolio	Portfolio I
	Portfolio	Cap Portfolio	Portfolio	VIP: Class A	Class A	VIP: Class A	Shares	Shares	Securities II	Fund II	- I Class	Class

Investment Income
Dividends	$24,301	—	$200,856	$152,611	$40,274	$34,208	$14,572	$17,266	$120,989	$53,347	$18,205	$1,403
Expenses
Mortality and expense risks	42,180	$59,530	89,698	37,505	$26,834	33,763	32,517	30,824	32,906	12,530	5,295	3,858
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	42,180	59,530	89,698	37,505	26,834	33,763	32,517	30,824	32,906	12,530	5,295	3,858

Net investment income (loss)	(17,879)	(59,530)	111,158	115,106	13,440	445	(17,945)	(13,558)	88,083	40,817	12,910	(2,455)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	644,963	982,175	561,133	—	474,671	444,869	302,909	—	—	—	—	44,264
Net realized (loss) gain from redemption of investment shares	(117,784)	(376,091)	(829,772)	(49,999)	(40,116)	129,312	(189,086)	(118,261)	(28,548)	48,863	(7,438)	(8,116)

Net realized (loss) gain on investments	527,179	606,084	(268,639)	(49,999)	434,555	574,181	113,823	(118,261)	(28,548)	48,863	(7,438)	36,148

Net unrealized appreciation (depreciation) of investments:
Beginning of year	495,272	(241,203)	(151,623)	39,685	625,088	1,591,061	554,752	454,471	55,363	164,561	4,494	27,780
End of year	(1,459,851)	(2,927,578)	(2,299,606)	(505,421)	(707,887)	(416,787)	(697,036)	(309,735)	54,056	(131,811)	(60,114)	(179,030)

Net unrealized appreciation (depreciation) during the year	(1,955,123)	(2,686,375)	(2,147,983)	(545,106)	(1,332,975)	(2,007,848)	(1,251,788)	(764,206)	(1,307)	(296,372)	(64,608)	(206,810)

Net realized and unrealized gain (loss) on investments	(1,427,944)	(2,080,291)	(2,416,622)	(595,105)	(898,420)	(1,433,667)	(1,137,965)	(882,467)	(29,855)	(247,509)	(72,046)	(170,662)

Net increase (decrease) in net assets resulting from operations	$(1,445,823)	$(2,139,821)	$(2,305,464)	$(479,999)	$(884,980)	$(1,433,222)	$(1,155,910)	$(896,025)	$58,228	$(206,692)	$(59,136)	$(173,117)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

									Alger
									American
		Van Eck	Van Eck	Van Eck			Van Eck	Van Eck	Small
	Van Eck	Worldwide	Worldwide	Worldwide	Van Eck	Van Eck	Worldwide	Worldwide	Capitalization			MFS New
	Worldwide	Hard Assets	Emerging	Real Estate	Worldwide	Worldwide	Emerging	Real Estate	Portfolio:	MFS Emerging	MFS Investors	Discovery	MFS Research
	Bond Fund:	Fund: Initial	Markets Fund:	Portfolio:	Bond Fund:	Hard Assets	Markets Fund:	Portfolio:	Class O	Growth Series —	Trust Series —	Series —	Series —
	Initial Class	Class	Initial Class	Initial Class	Class R	Fund: Class R	Class R	Class R	Shares	Service Class	Service Class	Service Class	Service Class

Investment Income
Dividends	$139,008	$5,944	—	$75,802	$77,862	$5,090	—	$20,260	—	—	$2,564	—	$1,209
Expenses
Mortality and expense risks	22,470	27,831	$57,673	16,819	13,854	19,431	$13,454	4,457	$11,450	$7,382	6,882	$4,690	6,138
Investment Expense	—	—	—	—	1,073	908	174	217	—	—	—	—	—

Total expenses	22,470	27,831	57,673	16,819	14,927	20,339	13,628	4,674	11,450	7,382	6,882	4,690	6,138

Net investment income (loss)	116,538	(21,887)	(57,673)	58,983	62,935	(15,249)	(13,628)	15,586	(11,450)	(7,382)	(4,318)	(4,690)	(4,929)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	325,508	2,250,167	244,732	—	228,059	535,788	65,410	11,392	—	34,426	69,847	—
Net realized (loss) gain from redemption of investment shares	(46,875)	86,978	(510,358)	(172,809)	3,323	70,760	(371,475)	(67,356)	63,941	84,290	25,962	(1,467)	6,101

Net realized (loss) gain on investments	(46,875)	412,486	1,739,809	71,923	3,323	298,819	164,313	(1,946)	75,333	84,290	60,388	68,380	6,101

Net unrealized appreciation (depreciation) of investments:
Beginning of year	57,335	619,027	2,229,546	54,605	33,550	300,885	384,861	(13,580)	444,171	265,600	192,493	44,727	132,389
End of year	12,405	(827,512)	(3,192,057)	(880,549)	(21,524)	(679,046)	(631,913)	(235,253)	(119,204)	(57,340)	(56,356)	(179,970)	(65,190)

Net unrealized appreciation (depreciation) during the year	(44,930)	(1,446,539)	(5,421,603)	(935,154)	(55,074)	(979,931)	(1,016,774)	(221,673)	(563,375)	(322,940)	(248,849)	(224,697)	(197,579)

Net realized and unrealized gain (loss) on investments	(91,805)	(1,034,053)	(3,681,794)	(863,231)	(51,751)	(681,112)	(852,461)	(223,619)	(488,042)	(238,650)	(188,461)	(156,317)	(191,478)

Net increase (decrease) in net assets resulting from operations	$24,733	$(1,055,940)	$(3,739,467)	$(804,248)	$11,184	$(696,361)	$(866,089)	$(208,033)	$(499,492)	$(246,032)	$(192,779)	$(161,007)	$(196,407)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	PIMCO VIT	PIMCO VIT
	High Yield	Total Return	Wells Fargo	Wells Fargo VT
	Portfolio:	Portfolio:	Advantage VT	Opportunity
	Administrative	Administrative	Discovery	Fund -
	Class	Class	Fund	Investor Class

Investment Income
Dividends	$116,713	$121,503	—	$35,454
Expenses
Mortality and expense risks	21,161	38,170	$31,188	26,543
Investment Expense	—	—	—	—

Total expenses	21,161	38,170	31,188	26,543

Net investment income (loss)	95,552	83,333	(31,188)	8,911

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	3,031	46,168	—	418,474
Net realized (loss) gain from redemption of investment shares	(129,926)	(8,227)	269,957	(92,316)

Net realized (loss) gain on investments	(126,895)	37,941	269,957	326,158

Net unrealized appreciation (depreciation) of investments:
Beginning of year	(38,764)	45,933	1,043,090	134,432
End of year	(385,672)	7,756	(302,719)	(1,051,440)

Net unrealized appreciation (depreciation) during the year	(346,908)	(38,177)	(1,345,809)	(1,185,872)

Net realized and unrealized gain (loss) on investments	(473,803)	(236)	(1,075,852)	(859,714)

Net increase (decrease) in net assets resulting from operations	$(378,251)	$83,097	$(1,107,040)	$(850,803)

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008

							NVIT			NVIT	NVIT		NVIT
							Multi-		Van Kampen	Multi-	Multi-		Multi-	Gartmore
			NVIT	NVIT	JP Morgan		Manager		NVIT	Manager	Manager		Manager	NVIT
		NVIT	Money	Government	NVIT	NVIT	International	NVIT	Comstock	Small	Small	NVIT S&P	International	Emerging
		Nationwide	Market	Bond	Balanced	Mid Cap	Value	Growth	Value	Company	Cap Value	500 Index	Value	Markets
		Fund	Fund	Fund	Fund	Growth	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Fund Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class III	Class III

From Operations
Net investment income (loss)	$947,706	$1,039	$88,626	$182,249	$63,995	$(96,047)	$22,608	$(30,626)	$23,091	$(27,726)	$(18,611)	$93,986	$4,657	$100
Net realized (loss) gain on investments	9,850,884	469,894	—	(13,937)	499,290	742,454	1,035,241	209,025	142,738	402,206	(766,267)	1,373,798	2,694	2,720
Net unrealized appreciation (depreciation) during the year	(95,664,789)	(3,420,191)	—	227,196	(2,058,122)	(4,721,539)	(4,553,424)	(1,469,797)	(1,932,747)	(2,334,945)	(1,052,343)	(10,873,874)	(737,133)	(10,090)

Net increase (decrease) in net assets from operations	(84,866,199)	(2,949,258)	88,626	395,508	(1,494,837)	(4,075,132)	(3,495,575)	(1,291,398)	(1,766,918)	(1,960,465)	(1,837,221)	(9,406,090)	(729,782)	(7,270)

From Variable Annuity Contract
Transactions
Contractholders’ net premiums	1,481,520	19,163	218,716	18,149	26,738	34,855	7,615	23,667	15,959	37,588	27,167	254,281	34,179	—
Administrative charges	(520,487)	(8,086)	(34,279)	(32,373)	(10,006)	(16,027)	(25,781)	(8,749)	(18,925)	(15,451)	(20,061)	(48,067)	(1,024)	(71)
Surrenders and forfeitures	(45,899,143)	(1,277,639)	(4,587,609)	(1,663,623)	(1,225,901)	(1,468,811)	(1,330,199)	(665,706)	(891,488)	(910,440)	(1,254,728)	(4,339,885)	(279,547)	—
Transfers between portfolios and the Guaranteed Account	(2,074,935)	(187,129)	4,553,952	513,168	(394,264)	(241,973)	(228,374)	(51,737)	(203,446)	(353,112)	(384,973)	(760,406)	21,396	14,445
Net repayments (withdrawals) due to policy loans	2,356	1,688	(4,558)	182	269	801	1,773	1,140	1,503	1,831	2,611	(13,570)	51	—
Withdrawals due to death benefits	(1,441,902)	(41,415)	(78,515)	(61,851)	(43,494)	(17,170)	(17,061)	(38,241)	(47,831)	(20,820)	(30,277)	(109,194)	—	—

Net (decrease) increase in net assets derived from contract transactions	(48,452,591)	(1,493,418)	67,707	(1,226,348)	(1,646,658)	(1,708,325)	(1,592,027)	(739,626)	(1,144,228)	(1,260,404)	(1,660,261)	(5,016,841)	(224,945)	14,374

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	7,620	700	(7,400)	(3,698)	(400)	700	200	5,700	400	500	300	(1,500)	(10,665)	—

Total (decrease) increase in net assets	(133,311,170)	(4,441,976)	148,933	(834,538)	(3,141,895)	(5,782,757)	(5,087,402)	(2,025,324)	(2,910,746)	(3,220,369)	(3,497,182)	(14,424,431)	(965,392)	7,104
Net Assets
Beginning of year	264,398,061	7,989,588	12,240,267	6,922,465	6,578,634	9,988,029	8,526,504	3,738,462	5,457,027	5,738,294	6,638,168	28,127,029	1,676,940	—

End of year	$131,086,891	$3,547,612	$12,389,200	$6,087,927	$3,436,739	$4,205,272	$3,439,102	$1,713,138	$2,546,281	$2,517,925	$3,140,986	$13,702,598	$711,548	$7,104

Changes in Units
Beginning units	259,095	15,661	17,261	9,516	10,588	6,911	6,217	6,581	7,868	7,446	8,726	17,231	2,146	—

Units purchased	22,463	56	10,320	2,046	70	185	71	241	401	265	488	561	428	32
Units sold	(77,745)	(2,249)	(10,076)	(3,583)	(2,253)	(1,550)	(1,638)	(1,831)	(2,366)	(2,353)	(3,033)	(4,218)	(853)	—

Ending units	203,813	13,468	17,505	7,979	8,405	5,546	4,650	4,991	5,903	5,358	6,181	13,574	1,721	32

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

	Neuberger	NVIT		Fidelity							Fidelity		Fidelity
	Berman	Multi-	Fidelity	VIP	Fidelity	Fidelity				Fidelity	VIP II	Fidelity	VIP III
	NVIT	Manager	VIP High	Equity-	VIP	VIP	Fidelity	Fidelity		VIP II	Investment	VIP II	Growth
	Socially	Mid Cap	Income	Income	Growth	Overseas	VIP Growth	VIP Overseas	Fidelity VIP II	Contrafund	Grade Bond	Contrafund	Opportunities
	Responsible	Value	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Asset Manager	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund	Fund	Initial	Initial	Initial	Initial	Service	Service	Portfolio: Initial	Initial	Initial	Service	Service
	Class I	Class II	Class	Class	Class	Class	Class 2	Class 2	Class	Class	Class	Class 2	Class 2

From Operations
Net investment income (loss)	$—	$4	$154,894	$112,582	$(116,261)	$7,407	$(28,544)	$12,069	$55,924	$(89,076)	$27,072	$(27,623)	$(8,119)
Net realized (loss) gain on investments	(4,821)	—	(237,432)	(541,475)	(727,522)	128,877	(12,427)	323,651	816,559	716,964	(13,100)	(12,770)	3,071
Net unrealized appreciation (depreciation) during the year	—	3	(622,724)	(7,108,496)	(9,184,387)	(517,929)	(1,745,191)	(1,227,522)	(2,659,293)	(9,408,754)	(57,087)	(1,875,828)	(464,187)

Net increase (decrease) in net assets from operations	(4,821)	7	(705,262)	(7,537,389)	(10,028,170)	(381,645)	(1,786,162)	(891,802)	(1,786,810)	(8,780,866)	(43,115)	(1,916,221)	(469,235)

From Variable Annuity Contract
Transactions
Contractholders’ net premiums	—	510	20,363	87,394	209,937	6,709	1,077	239	22,179	129,251	5,637	—	—
Administrative charges	(73)	(1)	(2,892)	(16,512)	(23,383)	(798)	(23,709)	(9,913)	(6,341)	(19,265)	(1,020)	(26,427)	(2,141)
Surrenders and forfeitures	(978)	—	(746,626)	(3,909,065)	(3,227,455)	(125,367)	(741,304)	(280,047)	(1,063,701)	(3,583,395)	(98,054)	(848,012)	(73,889)
Transfers between portfolios and the Guaranteed Account	5,872	—	(400,778)	(382,004)	(1,111,590)	(23,140)	(132,861)	(13,868)	79,917	(1,043,852)	(63,025)	(85,870)	4,515
Net repayments (withdrawals) due to policy loans	—	—	3,422	4,064	(20,902)	258	—	—	(228)	2,714	(8)	—	—
Withdrawals due to death benefits	—	—	(6,994)	(77,143)	(72,584)	(9,198)	(4,368)	(8,954)	(392,258)	(2,110)	(5,342)	(7,638)	(4,228)

Net (decrease) increase in net assets derived from contract transactions	4,821	509	(1,133,505)	(4,293,266)	(4,245,977)	(151,536)	(901,165)	(312,543)	(1,360,432)	(4,516,657)	(161,812)	(967,947)	(75,743)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	—	(500)	1,200	400	2,000	1,000	1,000	—	800	(1,200)	800	1,500

Total (decrease) increase in net assets	—	516	(1,839,267)	(11,829,455)	(14,273,747)	(531,181)	(2,686,327)	(1,203,345)	(3,147,242)	(13,296,723)	(206,127)	(2,883,368)	(543,478)
Net Assets
Beginning of year	—	—	3,535,455	20,332,518	23,957,240	969,978	4,233,665	2,178,137	7,054,565	23,267,257	1,017,009	4,773,989	899,473

End of year	$—	$516	$1,696,188	$8,503,063	$9,683,493	$438,797	$1,547,338	$974,792	$3,907,323	$9,970,534	$810,882	$1,890,621	$355,995

Changes in Units
Beginning units	—	—	4,292	12,111	15,709	874	9,760	3,573	6,156	11,121	1,171	6,425	1,802

Units purchased	120	2	76	435	480	56	401	145	248	204	7	100	148
Units sold	(120)	—	(1,587)	(3,591)	(4,003)	(219)	(3,304)	(830)	(1,554)	(2,919)	(199)	(2,027)	(346)

Ending units	—	2	2,781	8,955	12,186	711	6,857	2,888	4,850	8,406	979	4,498	1,604

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

							Dreyfus
							Variable
					DWS		Investment				Lehman
				DWS	Variable	DWS	Fund —	Dreyfus			Brothers	Neuberger
				Variable	Series I —	Variable	Growth and	Socially	Federated		AMT Short	Berman
	Premier VIT —	Premier VIT —	Premier VIT —	Series I —	Growth &	Series I —	Income	Responsible	Fund for	Federated	Duration	AMT
	OpCap	OpCap	OpCap	Bond	Income	International	Portfolio:	Growth Fund,	U.S.	Capital	Bond	Partners
	Equity	Small Cap	Managed	VIP:	VIP:	VIP:	Initial	Inc.: Initial	Government	Income	Portfolio —	Portfolio
	Portfolio	Portfolio	Portfolio	Class A	Class A	Class A	Shares	Shares	Securities II	Fund II	I Class	I Class

From Operations
Net investment income (loss)	$(17,879)	$(59,530)	$111,158	$115,106	$13,440	$445	$(17,945)	$(13,558)	$88,083	$40,817	$12,910	$(2,455)
Net realized (loss) gain on investments	527,179	606,084	(268,639)	(49,999)	434,555	574,181	113,823	(118,261)	(28,548)	48,863	(7,438)	36,148
Net unrealized appreciation (depreciation) during the year	(1,955,123)	(2,686,375)	(2,147,983)	(545,106)	(1,332,975)	(2,007,848)	(1,251,788)	(764,206)	(1,307)	(296,372)	(64,608)	(206,810)

Net increase (decrease) in net assets from operations	(1,445,823)	(2,139,821)	(2,305,464)	(479,999)	(884,980)	(1,433,222)	(1,155,910)	(896,025)	58,228	(206,692)	(59,136)	(173,117)

From Variable Annuity Contract
Transactions
Contractholders’ net premiums	10,912	19,383	23,171	13,020	19,876	—	23,373	25,855	17,042	6,192	12,999	3,297
Administrative charges	(8,006)	(4,317)	(14,948)	(2,389)	(2,450)	(2,570)	(3,189)	(3,654)	(2,056)	(887)	(411)	(458)
Surrenders and forfeitures	(751,355)	(833,234)	(1,705,190)	(552,300)	(375,981)	(447,163)	(471,636)	(333,520)	(460,827)	(225,019)	(49,331)	(76,786)
Transfers between portfolios and the Guaranteed Account	(139,421)	(220,887)	(147,754)	(17,993)	(55,548)	(48,134)	(42,322)	(153,863)	60,753	30,157	(14,758)	(16,523)
Net repayments (withdrawals) due to policy loans	1,704	673	3,702	1,595	(61)	3,131	—	288	1,014	118	123	(1)
Withdrawals due to death benefits	(14,920)	(15)	(20,305)	(46,342)	(39,665)	—	(16,889)	(39,256)	(16,640)	(31,150)	(2,781)	—

Net (decrease) increase in net assets derived from contract transactions	(901,086)	(1,038,397)	(1,861,324)	(604,409)	(453,829)	(494,736)	(510,663)	(504,150)	(400,714)	(220,589)	(54,159)	(90,471)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	500	500	—	(1,300)	300	1,700	500	500	(3,300)	(1,000)	(1,200)	1,700

Total (decrease) increase in net assets	(2,346,409)	(3,177,718)	(4,166,788)	(1,085,708)	(1,338,509)	(1,926,258)	(1,666,073)	(1,399,675)	(345,786)	(428,281)	(114,495)	(261,888)
Net Assets
Beginning of year	4,321,461	5,732,877	8,426,954	3,156,912	2,563,077	3,284,249	3,111,448	2,879,441	2,477,926	1,092,773	440,327	402,748

End of year	$1,975,052	$2,555,159	$4,260,166	$2,071,204	$1,224,568	$1,357,991	$1,445,375	$1,479,766	$2,132,140	$664,492	$325,832	$140,860

Changes in Units
Beginning units	2,718	3,553	5,853	3,698	2,497	2,916	2,616	2,676	2,937	1,345	617	519

Units purchased	51	71	54	128	48	5	166	155	489	79	43	14
Units sold	(712)	(874)	(1,640)	(870)	(585)	(565)	(716)	(706)	(966)	(383)	(124)	(154)

Ending units	2,057	2,750	4,267	2,956	1,960	2,356	2,066	2,125	2,460	1,041	536	379

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		Van Eck	Van Eck						Alger
	Van Eck	Worldwide	Worldwide	Van Eck		Van Eck	Van Eck	Van Eck	American	MFS
	Worldwide	Hard	Emerging	Worldwide	Van Eck	Worldwide	Worldwide	Worldwide	Small	Emerging	MFS	MFS New	MFS
	Bond	Assets	Markets	Real Estate	Worldwide	Hard	Emerging	Real	Capitalization	Growth	Investors Trust	Discovery	Research
	Fund:	Fund:	Fund:	Portfolio:	Bond	Assets	Markets	Estate	Portfolio:	Series —	Series —	Series —	Series —
	Initial	Initial	Initial	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	Service	Service	Service	Service
	Class	Class	Class	Class	Class R	Class R	Class R	Class R	Shares	Class	Class	Class	Class

From Operations
Net investment income (loss)	$116,538	$(21,887)	$(57,673)	$58,983	$62,935	$(15,249)	$(13,628)	$15,586	$(11,450)	$(7,382)	$(4,318)	$(4,690)	$(4,929)
Net realized (loss) gain on investments	(46,875)	412,486	1,739,809	71,923	3,323	298,819	164,313	(1,946)	75,333	84,290	60,388	68,380	6,101
Net unrealized appreciation (depreciation) during the year	(44,930)	(1,446,539)	(5,421,603)	(935,154)	(55,074)	(979,931)	(1,016,774)	(221,673)	(563,375)	(322,940)	(248,849)	(224,697)	(197,579)

Net increase (decrease) in net assets from operations	24,733	(1,055,940)	(3,739,467)	(804,248)	11,184	(696,361)	(866,089)	(208,033)	(499,492)	(246,032)	(192,779)	(161,007)	(196,407)
From Variable Annuity Contract
Transactions
Contractholders’ net premiums	1,766	3,042	12,553	1,480	8,877	10,911	23,862	10,058	15,155	600	—	143	—
Administrative charges	(7,139)	(3,800)	(15,430)	(5,079)	(560)	(847)	(905)	(272)	(1,083)	(4,699)	(4,108)	(490)	(1,152)
Surrenders and forfeitures	(277,387)	(265,873)	(877,130)	(198,940)	(163,539)	(441,623)	(156,929)	(73,748)	(77,874)	(115,915)	(137,433)	(15,397)	(31,648)
Transfers between portfolios and the Guaranteed Account	61,485	325,422	(249,961)	(248,731)	117,087	358,646	(304,603)	(91,249)	(17,001)	(30,969)	(20,360)	(8,642)	(8,431)
Net repayments (withdrawals) due to policy loans	128	157	2,920	187	46	85	638	146	703	—	—	—	—
Withdrawals due to death benefits	(46,311)	—	(5,610)	(25,614)	(4,054)	—	(5,481)	—	(1,070)	—	—	(6,698)	—
Net (decrease) increase in net assets derived from contract transactions	(267,458)	58,948	(1,132,658)	(476,697)	(42,143)	(72,828)	(443,418)	(155,065)	(81,170)	(150,983)	(161,901)	(31,084)	(41,231)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(4,300)	1,500	21,056	(49)	84	20	(24)	196	700	300	—	300	200

Total (decrease) increase in net assets	(247,025)	(995,492)	(4,851,069)	(1,280,994)	(30,875)	(769,169)	(1,309,531)	(362,902)	(579,962)	(396,715)	(354,680)	(191,791)	(237,438)
Net Assets
Beginning of year	1,646,587	2,191,246	6,546,375	1,870,117	921,892	1,448,518	1,712,569	538,591	1,118,659	719,644	685,789	423,133	546,621
End of year	$1,399,562	$1,195,754	$1,695,306	$589,123	$891,017	$679,349	$403,038	$175,689	$538,697	$322,929	$331,109	$231,342	$309,183

Changes in Units
Beginning units	1,988	1,237	4,543	1,444	1,518	883	1,119	547	1,377	2,157	1,280	896	1,175

Units purchased	261	332	215	44	748	507	255	105	84	63	14	10	47
Units sold	(592)	(300)	(1,408)	(463)	(832)	(611)	(616)	(249)	(204)	(656)	(359)	(86)	(167)

Ending units	1,657	1,269	3,350	1,025	1,434	779	758	403	1,257	1,564	935	820	1,055

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

	PIMCO VIT	PIMCO VIT
	High	Total	Wells	Wells Fargo
	Yield	Return	Fargo	VT Opportunity
	Portfolio:	Portfolio:	Advantage	Fund —
	Administrative	Administrative	VT Discovery	Investor
	Class	Class	Fund	Class

From Operations
Net investment income (loss)	$95,552	$83,333	$(31,188)	$8,911
Net realized (loss) gain on investments	(126,895)	37,941	269,957	326,158
Net unrealized appreciation (depreciation) during the year	(346,908)	(38,177)	(1,345,809)	(1,185,872)

Net increase (decrease) in net assets from operations	(378,251)	83,097	(1,107,040)	(850,803)

From Variable Annuity Contract
Transactions
Contractholders’ net premiums	26	229	9,209	7,116
Administrative charges	(17,051)	(15,498)	(19,391)	(6,273)
Surrenders and forfeitures	(514,916)	(497,377)	(783,233)	(394,370)
Transfers between portfolios and the Guaranteed Account	(145,161)	40,970	(77,667)	(140,337)
Net repayments (withdrawals) due to policy loans	—	1,967	—	52
Withdrawals due to death benefits	—	(19,768)	(2,647)	—

Net (decrease) increase in net assets derived from contract transactions	(677,102)	(489,477)	(873,729)	(533,812)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	100	(4,800)	1,100	500

Total (decrease) increase in net assets	(1,055,253)	(411,180)	(1,979,669)	(1,384,115)
Net Assets
Beginning of year	1,944,468	2,780,869	3,095,580	2,476,517

End of year	$889,215	$2,369,689	$1,115,911	$1,092,402

Changes in Units
Beginning units	2,716	3,693	7,689	3,742

Units purchased	31	395	396	67
Units sold	(1,103)	(1,039)	(3,045)	(1,018)

Ending units	1,644	3,049	5,040	2,791

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007

										Nationwide	Nationwide
										Multi-	Multi-
			Nationwide	Nationwide					Van Kampen	Manager	Manager
		Nationwide	NVIT	NVIT	JP Morgan	Nationwide	Nationwide	Nationwide	NVIT	NVIT	NVIT	Nationwide	Nationwide
		NVIT	Money	Government	NVIT	NVIT Mid	NVIT	NVIT	Comstock	Small	Small Cap	NVIT S&P	NVIT
		Nationwide	Market	Bond	Balanced	Cap Growth	International	Growth	Value Fund —	Company	Growth	500 Index	International
		Fund —	Fund —	Fund —	Fund —	Fund —	Value Fund	Fund —	Class	Fund	Fund —	Fund —	Value Fund —
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	IV	Class IV	Class IV	Class IV	Class III

From Operations
Net investment income (loss)	$1,111,900	($28,434)	$403,468	$220,381	$49,276	$(155,619)	$67,767	$(50,275)	$18,979	$(87,599)	$(25,522)	$52,646	$11,951
Net realized (loss) gain on investments	33,567,651	485,566	—	(152,386)	407,776	1,174,139	1,778,377	536,100	818,298	867,536	1,633,097	2,112,807	219,387
Net unrealized appreciation (depreciation) during the year	(10,713,268)	140,987	—	344,117	(276,683)	(140,367)	(1,668,676)	210,300	(1,014,972)	(662,323)	(2,227,281)	(944,259)	(208,042)

Net increase (decrease) in net assets from operations	23,966,283	598,119	403,468	412,112	180,369	878,153	177,468	696,125	(177,695)	117,614	(619,706)	1,221,194	23,296

From Variable Annuity Contract Transactions
Contractholders’ net premiums	2,468,821	39,831	166,453	34,982	40,071	70,560	19,724	56,757	40,856	69,553	62,691	387,783	53,678
Administrative charges	(600,424)	(16,154)	(66,884)	(22,464)	(11,403)	(25,463)	(15,431)	(14,156)	(16,761)	(16,219)	(27,081)	(61,251)	(1,303)
Surrenders and forfeitures	(66,488,984)	(1,583,541)	(5,768,785)	(1,394,239)	(1,340,204)	(2,376,902)	(1,608,568)	(1,157,515)	(1,163,418)	(1,748,785)	(1,792,040)	(5,510,118)	(415,514)
Transfers between portfolios and the Guaranteed Account	(420,969)	(99,531)	5,017,145	24,982	1,138,167	(219,306)	(340,150)	(264,942)	(119,463)	(173,503)	(866,252)	(372,560)	178,740
Net repayments (withdrawals) due to policy loans	37,662	242	1,864	549	(408)	7,992	807	806	1,070	1,422	(2,759)	4,550	(11)
Withdrawals due to death benefits	(3,491,180)	(147,080)	(122,499)	(108,941)	(86,988)	(72,936)	(31,600)	(28,075)	(32,730)	(42,275)	(58,763)	(297,347)	(54,669)

Net (decrease) increase in net assets derived from contract transactions	(68,495,074)	(1,806,233)	(772,706)	(1,465,131)	(260,765)	(2,616,055)	(1,975,218)	(1,407,125)	(1,290,446)	(1,909,807)	(2,684,204)	(5,848,943)	(239,079)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(462)	(53)	—	(18)	(31)	(27)	(12)	(7)	(110)	(145)	13	1	507

Total (decrease) increase in net assets	(44,529,253)	(1,208,167)	(369,238)	(1,053,037)	(80,427)	(1,737,929)	(1,797,762)	(711,007)	(1,468,251)	(1,792,338)	(3,303,897)	(4,627,748)	(215,276)
Net Assets
Beginning of year	308,927,311	9,197,755	12,609,505	7,975,502	6,659,061	11,725,958	10,324,266	4,449,469	6,925,278	7,530,632	9,942,065	32,754,777	1,892,216

End of year	$264,398,059	$7,989,588	$12,240,267	$6,922,465	$6,578,634	$9,988,029	$8,526,504	$3,738,462	$5,457,027	$5,738,294	$6,638,168	$28,127,029	$1,676,940

Changes in Units
Beginning units	323,489	18,589	18,402	11,527	11,313	8,251	7,693	9,244	9,633	9,846	11,996	20,799	2,458

Units purchased	25,781	103	10,105	549	1,322	216	243	324	662	415	472	576	479
Units sold	(90,175)	(3,031)	(11,246)	(2,560)	(2,047)	(1,556)	(1,719)	(2,987)	(2,427)	(2,815)	(3,742)	(4,144)	(791)

Ending units	259,095	15,661	17,261	9,516	10,588	6,911	6,217	6,581	7,868	7,446	8,726	17,231	2,146

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Fidelity					Fidelity		Fidelity		Fidelity
	Fidelity	VIP	Fidelity	Fidelity	Fidelity	Fidelity	VIP II	Fidelity	VIP II	Fidelity	VIP III
	VIP High	Equity-	VIP	VIP	VIP	VIP	Asset	VIP II	Investment	VIP II	Growth	Premier	Premier	Premier
	Income	Income	Growth	Overseas	Growth	Overseas	Manager	Contrafund	Grade Bond	Contrafund	Opportunities	VIT —	VIT —	VIT —
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	OpCap	OpCap	OpCap
	Initial	Initial	Initial	Initial	Service	Service	Initial	Initial	Initial	Service	Service	Equity	Small Cap	Managed
	Class	Class	Class	Class	Class 2	Class 2	Class	Class	Class	Class 2	Class 2	Portfolio	Portfolio	Portfolio

From Operations
Net investment income (loss)	$242,367	$51,162	$(134,151)	$22,938	$(41,593)	$32,248	$358,611	$(134,641)	$38,571	$(30,724)	$(12,958)	$(37,812)	$(100,619)	$75,561
Net realized (loss) gain on investments	100,000	2,457,455	(1,297,725)	659,590	177,187	458,927	572,985	7,538,362	(28,156)	1,511,159	136,191	897,959	1,965,588	611,641
Net unrealized appreciation (depreciation) during the year	(277,698)	(2,272,867)	7,005,371	(456,277)	798,083	(151,985)	53,635	(3,729,042)	22,003	(808,844)	57,262	(711,403)	(1,823,827)	(514,403)

Net increase (decrease) in net assets from operations	64,669	235,750	5,573,495	226,251	933,677	339,190	985,231	3,674,679	32,418	671,591	180,495	148,744	41,142	172,799

From Variable Annuity Contract Transactions
Contractholders’ net premiums	34,543	148,301	325,333	24,834	3,910	—	30,871	264,390	5,977	—	2,833	12,451	54,514	38,564
Administrative charges	(3,414)	(22,335)	(29,846)	(1,445)	(22,455)	(8,806)	(8,126)	(25,963)	(1,446)	(28,388)	(7,787)	(7,758)	(5,534)	(16,939)
Surrenders and forfeitures	(1,065,081)	(5,004,474)	(6,273,603)	(580,414)	(518,293)	(215,283)	(2,323,774)	(6,011,083)	(378,170)	(661,535)	(180,117)	(811,788)	(1,233,524)	(1,630,017)
Transfers between portfolios and the Guaranteed Account	106,242	(653,255)	(851,597)	(285,863)	(375,698)	20,890	80,244	(726,289)	(19,867)	286,666	(4,969)	(123,833)	(967,733)	(93,672)
Net repayments (withdrawals) due to policy loans	6,764	4,611	3,647	(17)	13	—	(597)	8,315	(6)	—	—	(2,701)	2	(2,112)
Withdrawals due to death benefits	(66,359)	(403,731)	(394,807)	(18,121)	—	(194,317)	(137,027)	(24,791)	(11,668)	(30,163)	(19,514)	(18,267)	(32,624)	(138,452)

Net (decrease) increase in net assets derived from contract transactions	(987,305)	(5,930,883)	(7,220,873)	(861,026)	(912,523)	(397,516)	(2,358,409)	(6,515,421)	(405,180)	(433,420)	(209,554)	(951,896)	(2,184,899)	(1,842,628)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	121	(672)	16	(35)	13	(4)	(46)	(2)	(4)	(3)	—	(20)	(100)

Total (decrease) increase in net assets	(922,636)	(5,695,012)	(1,648,050)	(634,759)	21,119	(58,313)	(1,373,182)	(2,840,788)	(372,764)	238,167	(29,062)	(803,152)	(2,143,777)	(1,669,929)
Net Assets
Beginning of year	4,458,091	26,027,530	25,605,290	1,604,737	4,212,546	2,236,450	8,427,747	26,108,045	1,389,773	4,535,822	928,535	5,124,613	7,876,654	10,096,883

End of year	$3,535,455	$20,332,518	$23,957,240	$969,978	$4,233,665	$2,178,137	$7,054,565	$23,267,257	$1,017,009	$4,773,989	$899,473	$4,321,461	$5,732,877	$8,426,954

Changes in Units
Beginning units	5,488	15,522	21,021	1,677	12,133	4,237	8,379	14,471	1,648	7,062	2,258	3,310	4,842	7,121

Units purchased	369	328	522	67	403	403	166	334	16	705	295	28	55	48
Units sold	(1,565)	(3,739)	(5,834)	(870)	(2,776)	(1,067)	(2,389)	(3,684)	(493)	(1,342)	(751)	(620)	(1,344)	(1,316)

Ending units	4,292	12,111	15,709	874	9,760	3,573	6,156	11,121	1,171	6,425	1,802	2,718	3,553	5,853

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

				Dreyfus				Lehman
				Variable	Dreyfus			Brothers
			DWS	Investment	Socially			AMT				Van Eck
	DWS	DWS Variable	Variable	Fund —	Responsible			Short	Neuberger		Van Eck	Worldwide	Van Eck
	Variable	Series I —	Series I —	Growth and	Growth	Federated Fund	Federated	Duration	Berman AMT	Van Eck	Worldwide	Emerging	Worldwide
	Series I —	Growth &	International	Income	Fund, Inc.:	for U.S.	Capital	Bond	Partners	Worldwide	Hard Assets	Markets	Real Estate
	Bond VIP:	Income VIP:	VIP:	Portfolio:	Initial	Government	Income	Portfolio —	Portfolio	Bond Fund:	Fund:	Fund:	Portfolio:
	Class A	Class A	Class A	Initial Shares	Shares	Securities II	Fund II	I Class	I Class	Initial Class	Initial Class	Initial Class	Initial Class

From Operations
Net investment income (loss)	$115,481	$(4,266)	$41,379	$(23,074)	$(27,618)	$91,342	$47,755	$4,987	$(4,048)	$85,328	$(28,056)	$(66,269)	$(5,519)
Net realized (loss) gain on investments	11,932	170,445	507,358	242,413	(141,570)	(33,848)	80,239	(5,345)	100,652	(55,564)	866,614	3,043,942	445,076
Net unrealized appreciation (depreciation) during the year	(34,965)	(155,174)	(95,567)	26,520	375,852	69,363	(95,092)	15,972	(59,281)	105,877	(62,851)	(862,116)	(393,520)

Net increase (decrease) in net assets from operations	92,448	11,005	453,170	245,859	206,664	126,857	32,902	15,614	37,323	135,641	775,707	2,115,557	46,037

From Variable Annuity Contract Transactions
Contractholders’ net premiums	22,043	38,678	—	42,549	48,442	31,271	8,471	11,860	20,986	2,040	3,714	18,601	2,531
Administrative charges	(2,817)	(3,523)	(3,151)	(3,987)	(4,681)	(2,623)	(1,069)	(565)	(633)	(5,030)	(3,579)	(20,241)	(5,825)
Surrenders and forfeitures	(792,825)	(702,958)	(934,864)	(920,337)	(846,670)	(1,493,501)	(225,216)	(167,536)	(145,372)	(300,248)	(495,337)	(1,999,557)	(493,241)
Transfers between portfolios and the Guaranteed Account	78,605	(1,828)	(73,570)	(100,679)	(30,092)	19,580	(25,087)	30,969	(4,305)	30,856	(247,324)	(677,682)	(295,668)
Net repayments (withdrawals) due to policy loans	450	(30)	(1,426)	—	47	211	(697)	(11)	(1)	(72)	88	2,223	232
Withdrawals due to death benefits	(7,163)	(114,431)	(79,464)	(114,698)	(39,236)	(34,337)	(13,855)	—	—	(14,946)	(43,109)	(80,607)	(127,372)

Net (decrease) increase in net assets derived from contract transactions	(701,707)	(784,092)	(1,092,475)	(1,097,152)	(872,190)	(1,479,399)	(257,453)	(125,283)	(129,325)	(287,400)	(785,547)	(2,757,263)	(919,343)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(30)	(1)	513	(19)	(333)	(27)	—	—	—	—	26	889	50

Total (decrease) increase in net assets	(609,289)	(773,088)	(638,792)	(851,312)	(665,859)	(1,352,569)	(224,551)	(109,669)	(92,002)	(151,759)	(9,814)	(640,817)	(873,256)
Net Assets
Beginning of year	3,766,201	3,336,165	3,923,041	3,962,760	3,545,300	3,830,495	1,317,324	549,996	494,750	1,798,346	2,201,060	7,187,192	2,743,373

End of year	$3,156,912	$2,563,077	$3,284,249	$3,111,448	$2,879,441	$2,477,926	$1,092,773	$440,327	$402,748	$1,646,587	$2,191,246	$6,546,375	$1,870,117

Changes in Units
Beginning units	4,534	3,250	3,939	3,564	3,504	4,765	1,666	799	692	2,352	1,784	6,787	2,112

Units purchased	235	72	1	55	57	227	65	63	59	428	234	455	235
Units sold	(1,071)	(825)	(1,024)	(1,003)	(885)	(2,055)	(386)	(245)	(232)	(792)	(781)	(2,699)	(903)

Ending units	3,698	2,497	2,916	2,616	2,676	2,937	1,345	617	519	1,988	1,237	4,543	1,444

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

					Alger
		Van Eck	Van Eck		American	MFS	MFS						Wells Fargo
	Van Eck	Worldwide	Worldwide	Van Eck	Small	Emerging	Investors	MFS New	MFS	PIMCO VIT	PIMCO VIT	Wells Fargo	VT
	Worldwide	Hard	Emerging	Worldwide	Capitalization	Growth	Trust	Discovery	Research	High Yield	Total Return	Advantage	Opportunity
	Bond	Assets	Markets	Real Estate	Portfolio:	Series —	Series —	Series —	Series —	Portfolio:	Portfolio:	VT	Fund —
	Fund:	Fund:	Fund:	Portfolio:	Class O	Service	Service	Service	Service	Administrative	Administrative	Discovery	Investor
	Class R	Class R	Class R	Class R	Shares	Class	Class	Class	Class	Class	Class	Fund	Class

From Operations
Net investment income (loss)	$21,601	$(15,077)	$(16,560)	$(2,436)	$(19,799)	$(10,047)	$(5,926)	$(6,653)	$(4,381)	$117,057	$89,784	$(47,050)	$(22,014)
Net realized (loss) gain on investments	(9,717)	328,541	572,228	118,175	416,544	27,550	70,598	70,072	27,529	6,466	(9,449)	412,802	662,108
Net unrealized appreciation (depreciation) during the year	31,841	90,413	(19,999)	(98,190)	(178,230)	109,720	(182)	(57,150)	29,329	(78,225)	108,397	265,107	(493,926)

Net increase (decrease) in net assets from operations	43,725	403,877	535,669	17,549	218,515	127,223	64,490	6,269	52,477	45,298	188,732	630,859	146,168

From Variable Annuity Contract Transactions
Contractholders’ net premiums	12,457	28,823	60,446	32,170	35,334	600	—	29	—	(2,972)	—	43,012	18,276
Administrative charges	(424)	(860)	(1,576)	(816)	(1,725)	(2,847)	(4,178)	(3,082)	(2,765)	(10,210)	(10,992)	(7,217)	(11,196)
Surrenders and forfeitures	(163,717)	(646,274)	(584,210)	(279,144)	(527,604)	(59,807)	(82,227)	(71,521)	(65,816)	(246,410)	(280,115)	(745,761)	(471,931)
Transfers between portfolios and the Guaranteed Account	543,469	295,150	(229)	(168,408)	(87,235)	(36,024)	(25,509)	(4,207)	93,126	(71,432)	386,743	(267,424)	(77,355)
Net repayments (withdrawals) due to policy loans	(590)	247	434	92	233	—	—	—	—	—	2,152	—	37
Withdrawals due to death benefits	—	(8)	(8)	(6)	(12,162)	—	(62,205)	—	—	(57,418)	(79,446)	(22,275)	(14,690)

Net (decrease) increase in net assets derived from contract transactions	391,195	(322,922)	(525,143)	(416,112)	(593,159)	(98,078)	(174,119)	(78,781)	24,545	(388,442)	18,342	(999,665)	(556,859)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(68)	(127)	(73)	(281)	(1)	—	—	—	—	(1)	(1)	(287)	(73)

Total (decrease) increase in net assets	434,852	80,828	10,453	(398,844)	(374,645)	29,145	(109,629)	(72,512)	77,022	(343,145)	207,073	(369,093)	(410,764)
Net Assets
Beginning of year	487,040	1,367,690	1,702,116	937,435	1,493,304	690,499	795,418	495,644	469,599	2,287,613	2,573,796	3,464,673	2,887,281

End of year	$921,892	$1,448,518	$1,712,569	$538,591	$1,118,659	$719,644	$685,789	$423,133	$546,621	$1,944,468	$2,780,869	$3,095,580	$2,476,517

Changes in Units
Beginning units	868	1,195	1,509	948	2,128	2,470	1,614	1,060	1,123	3,264	3,665	10,388	4,589

Units purchased	944	360	267	290	270	24	51	41	285	136	966	548	208
Units sold	(294)	(672)	(657)	(691)	(1,021)	(337)	(385)	(205)	(233)	(684)	(938)	(3,247)	(1,055)

Ending units	1,518	883	1,119	547	1,377	2,157	1,280	896	1,175	2,716	3,693	7,689	3,742

See accompanying notes to financial statements

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements
December 31, 2008 and 2007

1. Organization

The Nationwide Provident VA Separate Account A (Separate Account) was established by Nationwide Life and Annuity Company of America or NLACA under the provisions of Pennsylvania law and commenced operations on April 14, 1992. NLACA is a wholly-owned subsidiary of Nationwide Life Insurance Company of America. The Separate Account is an investment account to which net proceeds from individual flexible premium deferred variable annuity contracts (the Contracts) are allocated until maturity or termination of the Contracts. A contractowner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly.

As of October 1, 2002, Nationwide Life and Annuity Company of America no longer sells variable annuity contacts. The Contracts were distributed through career agents, brokers and personal producing general agents.

NLACA has structured the Separate Account as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of fifty-four subaccounts:

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV
NVIT Money Market Fund Class IV
NVIT Government Bond Fund Class IV
JP Morgan NVIT Balanced Fund Class IV
NVIT Mid Cap Growth Fund Class IV
NVIT Multi-Manager International Value Fund Class IV
(Formerly NVIT International Value Fund Class IV)
NVIT Growth Fund Class IV
Van Kampen NVIT Comstock Value Fund Class IV
NVIT Multi-Manager Small Company Fund Class IV
NVIT Multi-Manager Small Cap Value Fund Class IV
(Formerly NVIT Multi-Manager Small Cap Growth Fund Class IV)
NVIT S&P 500 Index Fund Class IV
NVIT Multi-Manager International Value Fund Class III
Gartmore NVIT Emerging Markets Fund Class III
NVIT Multi-Manager Mid Cap Value Fund Class II

Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class
Fidelity VIP Equity-Income Portfolio: Initial Class
Fidelity VIP Growth Portfolio: Initial Class
Fidelity VIP Overseas Portfolio: Initial Class
Fidelity VIP Growth Portfolio: Service Class 2
Fidelity VIP Overseas Portfolio: Service Class 2

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class
Fidelity VIP II Contrafund Portfolio: Initial Class
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class
Fidelity VIP II Contrafund Portfolio: Service Class 2

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

1. Organization, continued

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2

Premier VIT:
Premier VIT — OpCap Equity Portfolio
Premier VIT — OpCap Small Cap Portfolio
Premier VIT — OpCap Managed Portfolio

DWS Variable Series I:
DWS Variable Series I — Bond VIP: Class A
DWS Variable Series I — Growth & Income VIP: Class A
DWS Variable Series I — International VIP: Class A

Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares

Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares

Federated Insurance Series:
Federated Fund for U.S. Government Securities II
Federated Capital Income Fund II

Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class

Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund: Initial Class
Van Eck Worldwide Hard Assets Fund: Initial Class
Van Eck Worldwide Emerging Markets Fund: Initial Class
Van Eck Worldwide Real Estate Portfolio: Initial Class
Van Eck Worldwide Bond Fund: Class R
Van Eck Worldwide Hard Assets Fund: Class R
Van Eck Worldwide Emerging Markets Fund: Class R
Van Eck Worldwide Real Estate Portfolio: Class R

The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares

MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class
MFS Investors Trust Series — Service Class
MFS New Discovery Series — Service Class
MFS Research Series — Service Class

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

1. Organization, continued

PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio: Administrative Class
PIMCO VIT Total Return Portfolio: Administrative Class

Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund
Wells Fargo VT Opportunity Fund — Investor Class

The contractowner’s equity is affected by the investment results of each fund, equity transactions by contractowners and certain contract expenses (see note 5).

Net premiums from the Contracts are allocated to the subaccounts in accordance with contractowner instructions and are recorded as contractholders’ net premiums in the statements of changes in net assets. Such amounts are used to provide money to pay contract values under the Contracts. The Separate Account’s assets are the property of NLACA.

Transfers between investment portfolios include transfers between the subaccounts and the Guaranteed Account (not shown), which is part of NLACA’s general account.

A contractowner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are available through the variable annuity contracts and therefore, not available to the general public directly.

Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Separate Account in the financial statements.

 Investment Valuation:

The fair value of the underlying mutual funds is based on the closing net asset value per share at December 31, 2008. Transactions are recorded on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

 Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

2. Summary of Significant Accounting Policies, continued

 Federal Income Taxes:

The operations of the Separate Account are included in the Federal income tax return of NLACA. Under the provisions of the Contracts, NLACA has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax. NLACA does not provide for income taxes within the Separate Account. Taxes are the responsibility of the policyholder upon termination or withdrawal.

 Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts from operations and contract transactions during the reporting period. Actual results could differ from those estimates.

 Recently Issued Accounting Standard:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Account’s financial position or results of operations.

3. Death Benefits

Death benefit proceeds result in a redemption of contract value from the Separate Account and payment of those proceeds, less any outstanding policy loans (and contract charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the account value on the date of death, the excess is paid by NLACA’s general account.

4. Contract Loans

Contract provisions allow contractowners to borrow up to the contract’s non-loaned surrender value. Interest is charged on the outstanding loan and is due and payable at the end of each policy year or when the loan is repaid. Any unpaid interest is added to the loan balance and bears interest at the same loan rate.

At the time the loan is granted, the amount of the loan is transferred from the Separate Account to NLACA’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

4. Contract Loans, continued

with the stated rate of interest in effect at the time the loan is made. Interest credited is paid by NLACA’s general account to the Separate Account. Loan repayments result in a transfer of collateral including interest back to the Separate Account.

5. Expenses and Related Party Transactions

 Deductions from Premiums

Deductions for premium taxes are made from the premiums by NLACA (0 – 4% of premium payments depending on the Insured state of residence). Premiums adjusted for these deductions are recorded as net premiums in the statements of changes in net assets.

There are no sales charges deducted from premiums at the time the premiums are paid. For some contracts a surrender charge may be deducted from the proceeds upon surrender or certain withdrawals in the first 6 – 7 contract years (surrender charges ranges from 0 – 7% of the amount withdrawn or surrendered depending on the contract year, not to exceed 8.5% of total premiums received under the contract). For other contracts a surrender charge may be deducted from the proceeds upon surrender or certain withdrawals in the 8 – 9 contract years following a premium payment (surrender charges ranges from 0 – 8% of the premiums withdrawn or surrendered). However, subject to certain restrictions, up to 10% of the contract account value as of the beginning of a contract year may be surrendered or withdrawn free of surrender charges. For some contracts, the 10% is cumulative if unused. These charges totaled $302,269 and $330,149 for the years ended December 31, 2008 and 2007, respectively. These charges are included with administrative charges in the statements of changes in net assets and are assessed against each policy by liquidating units.

 Mortality and Expense Charges

In addition, to compensate for costs associated with administration of the contracts, NLACA deducts a daily asset-based administration charge from the assets of the Separate Account equal to an annual rate of .15%. This daily asset-based administration charge is reported in the mortality and expense risk charges in the statements of operations.

The Separate Account is charged a daily mortality and expense risk charge at an annual rate of 1.20% for the Market Street VIP contracts and 1.25% for the other variable annuity contracts. NLACA reserves the right to increase this charge for the Market Street VIP contracts, but in no event will it be greater than 1.25%. In some contracts, the asset based administration fee of 0.15% and the mortality and expense risk charge of 1.25% is stated as a combined annuity charge of 1.40%. These charges are assessed through the daily unit value calculation.

 Administrative Charges

An annual administrative fee of $0 – $40 (depending on the contract) is deducted from the contract account value on each contract anniversary date beginning one year from the issue date of the contract. Optional annual deductions for an additional death benefit riders may be made (0.25 – 0.4% of the contract account value). During any given contract year, the first four transfers by Market Street VIP contractowners and the first twelve transfers by other variable annuity contractowners of amounts in the subaccounts are free of

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

5. Expenses and Related Party Transactions, continued

charge. A fee of $25 is assessed for each additional transfer. These fees are assessed against each contract by liquidating units.

The Contracts provide for an initial free-look period. If a contract is cancelled within certain time constraints, the contractowner will receive a refund equal to the contract account value plus certain deductions previously made under the contract. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the contract and will not reflect investment experience.

State premium taxes, when applicable, will be deducted depending upon when such taxes are paid to the taxing authority. The premium taxes are deducted either from premiums as they are received or from the proceeds upon withdrawal from or surrender of the contract or upon application of the proceeds to a payment option. For contracts with the Bonus Credit option, the Company contributed $546 and $568 to the account in the form of bonus credits to the contractowner accounts for the year ended December 31, 2008 and 2007, respectively. These amounts are included in net premiums received from contractholders.

Upon the transfer of the subaccount value out of a subaccount within 60 days after allocation to that subaccount, certain subaccounts charge a fee of 1% of the amount transferred. These amounts are paid directly to the fund company, and are shown as an investment expense in the statements of operations. These charges totaled $2,373 and $255 for the years ended December 31, 2008 and 2007, respectively.

NLACA, or an affiliate, may receive compensation from a fund or its investment adviser or distributor (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the contracts. The amount of this compensation is based upon a percentage of the assets of the fund attributable to the contracts and other contracts issued by NLACA (or an affiliate). These percentages differ, and some funds, advisers, or distributors (or affiliates) may pay NLACA more than others. NLACA also may receive 12b-1 fees.

6. Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

In accordance with SFAS 157, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1 – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The assets utilizing Level 1 valuations represent investments in publicly-traded registered mutual funds with quoted market prices.

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

6. Fair Value Measurement, continued

Level 2 – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The assets utilizing Level 2 valuations represent investments in privately-traded registered mutual funds only offered through insurance products.

Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The Account invests only in funds with fair value measurements in the first two levels of the fair value hierarchy.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Separate Account Investments	$0	$131,079,271	$0	$131,079,271

Accounts Receivable of $7,620 and Accounts Payable of $0 are measured at settlement value which approximates the fair value due to the short-term nature of such assets.

The Account did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights

NLACA offers several variable annuity products through the Separate Account that have unique combinations of features and fees that are assessed to the contractholder. Differences in fee structures result in different contract expense rates, unit fair values and total returns. The following table is a summary of units, unit fair values and contractholders’ equity for variable annuity contracts as of the period indicated, and net investment income ratio, policy expense ratio and total return for each period in the five year period ended December 31, 2008. The information is presented as a range of minimum and maximum values based upon product grouping. The range is determined by identifying the lowest and highest contract expense rates. The unit fair values and total returns related to these identified contract expense rates are also disclosed as a range below. Accordingly, some individual policy amounts may not be within the ranges presented.

	At December 31, 2008			For the Year Ended December 31, 2008
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	13,468	$85.48 to $756.30	$3,544,347	1.41%	1.20% to 1.40%	-42.36% to -42.25%
NVIT Money Market Fund Class IV	17,505	$75.21 to $713.21	$12,375,888	2.13%	1.20% to 1.40%	0.72% to 0.92%
NVIT Government Bond Fund Class IV	7,979	$107.99 to $903.03	$6,081,259	4.22%	1.20% to 1.40%	6.12% to 6.33%
JP Morgan NVIT Balanced Fund Class IV	8,405	$98.12 to $795.11	$3,431,087	2.69%	1.20% to 1.40%	-26.59% to -26.45%
NVIT Mid Cap Growth Fund Class IV	5,546	$109.71 to $1,048.51	$4,203,364	0.00%	1.20% to 1.40%	-46.85% to -46.75%
NVIT Multi-Manager International Value Fund Class IV	4,650	$102.25 to $823.42	$3,436,950	1.81%	1.20% to 1.40%	-47.10% to -46.99%
NVIT Growth Fund Class IV	4,991	$342.14	$1,707,482	0.26%	1.40%	-39.64%
Van Kampen NVIT Comstock Value Fund Class IV	5,903	$430.56	$2,541,657	2.02%	1.40%	-37.84%
NVIT Multi-Manager Small Company Fund Class IV	5,358	$469.30	$2,514,527	0.77%	1.40%	-39.05%
NVIT Multi-Manager Small Cap Value Fund Class IV	6,181	$507.81	$3,138,560	1.05%	1.40%	-33.21%
NVIT S&P 500 Index Fund Class IV	13,574	$1,009.13	$13,697,572	1.89%	1.40%	-38.16%
NVIT Multi-Manager International Value Fund Class III	1,721	$413.48	$711,548	1.84%	1.40%	-47.08%
Gartmore NVIT Emerging Markets Fund Class III	32	$220.02	$7,104	1.03%	1.40%	-56.00%(a)
NVIT Multi-Manager Mid Cap Value Fund Class II	2	$334.74	$516	1.20%	1.40%	-33.05%(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class	2,781	$607.92	$1,690,582	7.25%	1.40%	-26.03%
Fidelity VIP Equity-Income Portfolio: Initial Class	8,955	$949.04	$8,498,504	2.23%	1.40%	-43.45%
Fidelity VIP Growth Portfolio: Initial Class	12,186	$794.35	$9,680,045	0.74%	1.40%	-47.90%
Fidelity VIP Overseas Portfolio: Initial Class	711	$611.76	$435,200	2.50%	1.40%	-44.59%

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP Growth Portfolio: Service Class 2	6,857	$225.07	$1,543,389	0.47%	1.40%	-48.04%
Fidelity VIP Overseas Portfolio: Service Class 2	2,888	$335.63	$969,256	2.19%	1.40%	-44.74%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	4,850	$804.75	$3,903,222	2.44%	1.40%	-29.71%
Fidelity VIP II Contrafund Portfolio: Initial Class	8,406	$1,185.68	$9,967,160	0.89%	1.40%	-43.31%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	979	$825.07	$807,777	4.33%	1.40%	-4.59%
Fidelity VIP II Contrafund Portfolio: Service Class 2	4,498	$419.32	$1,886,135	0.64%	1.40%	-43.49%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2	1,604	$219.21	$351,588	0.12%	1.40%	-55.76%
Premier VIT:
Premier VIT — OpCap Equity Portfolio	2,057	$957.25	$1,969,413	0.82%	1.40%	-39.67%
Premier VIT — OpCap Small Cap Portfolio	2,750	$928.00	$2,552,205	0.00%	1.40%	-42.45%
Premier VIT — OpCap Managed Portfolio	4,267	$997.05	$4,253,928	3.20%	1.40%	-30.74%
DWS Variable Series I:
DWS Variable Series I — Bond VIP: Class A	2,956	$698.78	$2,065,506	5.82%	1.40%	-17.93%
DWS Variable Series I — Growth & Income VIP: Class A	1,960	$623.12	$1,221,318	2.14%	1.40%	-39.17%
DWS Variable Series I — International VIP: Class A	2,356	$573.46	$1,351,315	1.45%	1.40%	-48.93%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares	2,066	$697.68	$1,441,679	0.64%	1.40%	-41.24%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares	2,125	$694.57	$1,476,298	0.80%	1.40%	-35.34%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	2,460	$864.35	$2,126,201	5.20%	1.40%	2.83%
Federated Capital Income Fund II	1,041	$633.26	$659,004	6.03%	1.40%	-21.49%

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	536	$600.94	$321,942	4.84%	1.40%	-14.63%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	379	$356.15	$134,996	0.51%	1.40%	-53.06%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund: Initial Class	1,657	$839.93	$1,391,464	8.68%	1.40%	2.17%
Van Eck Worldwide Hard Assets Fund: Initial Class	1,269	$936.26	$1,188,258	0.30%	1.40%	-46.88%
Van Eck Worldwide Emerging Markets Fund: Initial Class	3,350	$496.93	$1,664,745	0.00%	1.40%	-65.27%
Van Eck Worldwide Real Estate Portfolio: Initial Class	1,025	$569.28	$583,232	6.44%	1.40%	-55.74%
Van Eck Worldwide Bond Fund: Class R	1,434	$621.20	$891,017	7.97%	1.40%	2.26%
Van Eck Worldwide Hard Assets Fund: Class R	779	$871.86	$679,349	0.37%	1.40%	-46.85%
Van Eck Worldwide Emerging Markets Fund: Class R	758	$531.93	$403,038	0.00%	1.40%	-65.24%
Van Eck Worldwide Real Estate Portfolio: Class R	403	$435.76	$175,689	6.58%	1.40%	-55.73%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	1,257	$425.86	$535,318	0.00%	1.40%	-47.35%
MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class	1,564	$203.42	$318,093	0.00%	1.40%	-38.42%
MFS Investors Trust Series — Service Class	935	$349.17	$326,593	0.52%	1.40%	-34.18%
MFS New Discovery Series — Service Class	820	$278.33	$228,093	0.00%	1.40%	-40.36%
MFS Research Series — Service Class	1,055	$288.77	$304,599	0.28%	1.40%	-37.14%
PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio: Administrative Class	1,644	$537.22	$882,974	7.89%	1.40%	-24.60%
PIMCO VIT Total Return Portfolio: Administrative Class	3,049	$774.97	$2,363,050	4.49%	1.40%	3.28%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	5,040	$220.32	$1,110,393	0.00%	1.40%	-45.13%
Wells Fargo VT Opportunity Fund — Investor Class	2,791	$390.08	$1,088,737	1.91%	1.40%	-40.93%

Total Contactholders’ Equity			$130,833,166

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
Nationwide NVIT Nationwide Fund — Class IV	15,661	$148.01 to $1,312.21	$7,984,853	1.04%	1.20% to 1.40%	6.67% to 6.89%
Nationwide NVIT Money Market Fund — Class IV	17,261	$74.53 to $708.11	$12,220,288	4.83%	1.20% to 1.40%	3.46% to 3.67%
Nationwide NVIT Government Bond Fund — Class IV	9,516	$101.56 to $850.95	$6,912,321	4.38%	1.20% to 1.40%	5.77% to 5.98%
JP Morgan NVIT Balanced Fund — Class IV	10,588	$133.41 to $1,083.18	$6,570,151	2.15%	1.20% to 1.40%	3.19% to 3.39%
Nationwide NVIT Mid Cap Growth Fund — Class IV	6,911	$206.02 to $1,972.88	$9,985,290	0.00%	1.20% to 1.40%	7.51% to 7.73%
Nationwide NVIT International Value Fund Class IV	6,217	$192.89 to $1,556.44	$8,523,245	2.10%	1.20% to 1.40%	1.46% to 1.66%
Nationwide NVIT Growth Fund — Class IV	6,581	$566.80	$3,730,105	0.18%	1.40%	17.89%
Van Kampen NVIT Comstock Value Fund — Class IV	7,868	$692.69	$5,450,113	1.71%	1.40%	-3.55%
Nationwide Multi-Manager NVIT Small Company Fund — Class IV	7,446	$769.96	$5,733,319	0.10%	1.40%	0.72%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class IV	8,726	$760.37	$6,634,735	1.13%	1.40%	-8.23%
Nationwide NVIT S&P 500 Index Fund — Class IV	17,231	$1,631.92	$28,119,480	1.58%	1.40%	3.64%
Nationwide NVIT International Value Fund — Class III	2,146	$781.34	$1,676,940	2.06%	1.40%	1.49%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class	4,292	$821.83	$3,527,090	7.66%	1.40%	1.35%
Fidelity VIP Equity-Income Portfolio: Initial Class	12,111	$1,678.33	$20,325,844	1.63%	1.40%	0.11%
Fidelity VIP Growth Portfolio: Initial Class	15,709	$1,524.78	$23,952,116	0.86%	1.40%	25.19%
Fidelity VIP Overseas Portfolio: Initial Class	874	$1,104.01	$964,742	3.01%	1.40%	15.67%
Fidelity VIP Growth Portfolio: Service Class 2	9,760	$433.19	$4,227,865	0.41%	1.40%	24.89%
Fidelity VIP Overseas Portfolio: Service Class 2	3,573	$607.37	$2,169,912	2.77%	1.40%	15.42%

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	6,156	$1,144.90	$7,048,361	6.14%	1.40%	13.89%
Fidelity VIP II Contrafund Portfolio: Initial Class	11,121	$2,091.69	$23,262,395	0.86%	1.40%	15.95%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	1,171	$864.80	$1,012,416	4.77%	1.40%	2.89%
Fidelity VIP II Contrafund Portfolio: Service Class 2	6,425	$742.02	$4,767,315	0.73%	1.40%	15.66%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2	1,802	$495.52	$892,961	0.00%	1.40%	21.19%
Premier VIT:
Premier VIT — OpCap Equity Portfolio	2,718	$1,586.70	$4,312,883	0.61%	1.40%	2.65%
Premier VIT — OpCap Small Cap Portfolio	3,553	$1,612.44	$5,728,394	0.00%	1.40%	-0.83%
Premier VIT — OpCap Managed Portfolio	5,853	$1,439.62	$8,417,609	2.21%	1.40%	1.61%
DWS Variable Series I:
DWS Variable Series I — Bond VIP: Class A	3,698	$851.41	$3,148,276	4.76%	1.40%	2.72%
DWS Variable Series I — Growth & Income VIP: Class A	2,497	$1,024.37	$2,558,176	1.27%	1.40%	-0.06%
DWS Variable Series I — International VIP: Class A	2,916	$1,122.98	$3,274,432	2.54%	1.40%	12.99%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares	2,616	$1,187.37	$3,105,929	0.76%	1.40%	6.93%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares	2,676	$1,074.15	$2,874,760	0.55%	1.40%	6.28%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	2,937	$840.56	$2,468,907	4.65%	1.40%	4.80%
Federated Capital Income Fund II	1,345	$806.58	$1,084,576	5.26%	1.40%	2.58%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	617	$703.94	$434,415	2.45%	1.40%	3.31%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	519	$758.69	$393,988	0.56%	1.40%	7.81%

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund: Initial Class	1,988	$822.11	$1,634,402	6.38%	1.40%	8.18%
Van Eck Worldwide Hard Assets Fund: Initial Class	1,237	$1,762.40	$2,179,990	0.13%	1.40%	43.33%
Van Eck Worldwide Emerging Markets Fund: Initial Class	4,543	$1,430.89	$6,500,272	0.45%	1.40%	35.69%
Van Eck Worldwide Real Estate Portfolio: Initial Class	1,444	$1,286.30	$1,856,851	1.19%	1.40%	-0.52%
Van Eck Worldwide Bond Fund: Class R	1,518	$607.48	$921,892	4.96%	1.40%	8.28%
Van Eck Worldwide Hard Assets Fund: Class R	883	$1,640.33	$1,448,518	0.15%	1.40%	43.30%
Van Eck Worldwide Emerging Markets Fund: Class R	1,119	$1,530.39	$1,712,569	0.47%	1.40%	35.64%
Van Eck Worldwide Real Estate Portfolio: Class R	547	$984.35	$538,591	1.17%	1.40%	-0.46%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	1,377	$808.78	$1,113,579	0.00%	1.40%	15.60%
MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class	2,157	$330.32	$712,344	0.00%	1.40%	19.19%
MFS Investors Trust Series — Service Class	1,280	$530.51	$678,995	0.60%	1.40%	8.49%
MFS New Discovery Series — Service Class	896	$466.70	$418,241	0.00%	1.40%	0.82%
MFS Research Series — Service Class	1,175	$459.42	$539,722	0.47%	1.40%	11.35%
PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio: Administrative Class	2,716	$712.45	$1,935,037	6.99%	1.40%	2.06%
PIMCO VIT Total Return Portfolio: Administrative Class	3,693	$750.34	$2,770,947	4.78%	1.40%	7.21%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	7,689	$401.54	$3,087,487	0.00%	1.40%	20.61%
Wells Fargo VT Opportunity Fund — Investor Class	3,742	$660.39	$2,471,112	0.62%	1.40%	5.14%

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund — Class IV	18,589	$138.48 to $1,230.14	$9,193,951	1.06%	1.20% to 1.40%	12.05% to 12.28%
Gartmore GVIT Money Market Fund — Class IV	18,402	$71.89 to $684.44	$12,592,808	4.62%	1.20% to 1.40%	3.21% to 3.42%
Gartmore GVIT Government Bond Fund Class IV	11,527	$95.83 to $804.57	$7,966,565	4.00%	1.20% to 1.40%	1.91% to 2.11%
JP Morgan GVIT Balanced Fund Class IV	11,313	$129.03 to $1,049.73	$6,651,438	2.31%	1.20% to 1.40%	10.74% to 10.97%
Gartmore GVIT Mid Cap Growth Fund — Class IV	8,251	$191.24 to $1,835.03	$11,724,216	0.00%	1.20% to 1.40%	8.41% to 8.63%
Gartmore GVIT International Value Fund Class IV	7,693	$189.74 to $1,534.07	$10,321,843	2.06%	1.20% to 1.40%	21.04% to 21.28%
Gartmore GVIT Growth Fund Class IV	9,244	$480.81	$4,444,871	0.05%	1.40%	4.70%
Van Kampen GVIT Comstock Value — Class IV	9,633	$718.21	$6,918,666	1.70%	1.40%	14.33%
Gartmore GVIT Small Company Fund — Class IV	9,846	$764.42	$7,526,255	0.10%	1.40%	10.49%
Gartmore GVIT Small Cap Value Fund — Class IV	11,996	$828.52	$9,939,013	0.44%	1.40%	15.78%
Gartmore GVIT S&P 500 Index Fund Class IV	20,799	$1,574.59	$32,749,328	1.62%	1.40%	13.72%
Gartmore GVIT International Value Fund Class III	2,458	$769.85	$1,892,216	2.05%	1.40%	21.04%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio: Initial Class	5,488	$810.89	$4,450,226	7.08%	1.40%	9.69%
Fidelity VIP Equity-Income Portfolio: Initial Class	15,522	$1,676.46	$26,022,523	3.34%	1.40%	18.53%
Fidelity VIP Growth Portfolio: Initial Class	21,021	$1,217.97	$25,602,408	0.44%	1.40%	5.37%
Fidelity VIP Overseas Portfolio: Initial Class	1,677	$954.43	$1,600,790	0.83%	1.40%	16.44%
Fidelity VIP Growth Portfolio: Service Class 2	12,133	$346.85	$4,208,243	0.19%	1.40%	5.09%
Fidelity VIP Overseas Portfolio: Service Class 2	4,237	$526.24	$2,229,566	0.76%	1.40%	16.14%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	8,379	$1,005.27	$8,422,895	3.10%	1.40%	5.83%
Fidelity VIP II Contrafund Portfolio: Initial Class	14,471	$1,803.97	$26,105,375	1.27%	1.40%	10.17%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	1,648	$840.52	$1,385,546	4.27%	1.40%	2.90%
Fidelity VIP II Contrafund Portfolio: Service Class 2	7,062	$641.53	$4,530,447	0.98%	1.40%	9.89%

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Opportunities Portfolio: Service Class 2	2,258	$408.89	$923,299	0.56%	1.40%	3.66%
Premier VIT:
Premier VIT — OpCap Equity Portfolio	3,310	$1,545.67	$5,116,712	0.50%	1.40%	13.68%
Premier VIT — OpCap Small Cap Portfolio	4,842	$1,625.95	$7,872,674	0.00%	1.40%	22.36%
Premier VIT — OpCap Managed Portfolio	7,121	$1,416.79	$10,088,489	1.91%	1.40%	8.13%
DWS Variable Series I:
DWS Variable Series I — Bond VIP — Class A	4,534	$828.86	$3,758,144	4.07%	1.40%	3.26%
DWS Variable Series I — Growth & Income VIP — Class A	3,250	$1,024.98	$3,331,536	1.03%	1.40%	12.05%
DWS Variable Series I — International VIP — Class A	3,939	$993.92	$3,914,734	1.97%	1.40%	24.17%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Growth and Income Portfolio: Initial Shares	3,564	$1,110.42	$3,957,902	0.78%	1.40%	12.92%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund, Inc.: Initial Shares	3,504	$1,010.69	$3,541,176	0.11%	1.40%	7.69%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	4,765	$802.06	$3,822,232	4.83%	1.40%	2.69%
Federated Capital Income Fund II	1,666	$786.27	$1,309,531	6.28%	1.40%	14.04%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	799	$681.41	$544,392	2.95%	1.40%	2.76%
Neuberger Berman AMT Partners Portfolio Class I	692	$703.75	$486,769	0.67%	1.40%	10.68%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund — Initial Class	2,352	$759.96	$1,787,138	9.46%	1.40%	5.00%
Van Eck Worldwide Hard Assets Fund — Initial Class	1,784	$1,229.65	$2,193,476	0.08%	1.40%	22.77%
Van Eck Worldwide Emerging Markets Fund — Initial Class	6,787	$1,054.51	$7,156,733	0.68%	1.40%	37.56%
Van Eck Worldwide Real Estate Fund — Initial Class	2,112	$1,293.03	$2,730,416	1.75%	1.40%	29.10%
Van Eck Worldwide Bond Fund — Class R1	868	$561.00	$487,040	8.15%	1.40%	4.92%

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Hard Assets Fund — Class R1	1,195	$1,144.70	$1,367,690	0.06%	1.40%	22.81%
Van Eck Worldwide Emerging Markets Fund — Class R1	1,509	$1,128.23	$1,702,116	0.63%	1.40%	37.60%
Van Eck Worldwide Real Estate Fund — Class R1	948	$988.89	$937,435	1.55%	1.40%	29.00%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	2,128	$699.62	$1,488,664	0.00%	1.40%	18.35%
MFS Variable Insurance Trust:
MFS Emerging Growth Series — Service Class	2,470	$277.15	$684,511	0.00%	1.40%	6.12%
MFS Investors Trust Series — Service Class	1,614	$488.97	$789,294	0.29%	1.40%	11.13%
MFS New Discovery Series — Service Class	1,060	$462.90	$490,898	0.00%	1.40%	11.36%
MFS Research Series — Service Class	1,123	$412.59	$463,528	0.35%	1.40%	8.67%
PIMCO Variable Insurance Trust:
PIMCO VIT High Yield Portfolio — Administrative Shares	3,264	$698.06	$2,278,596	6.93%	1.40%	7.55%
PIMCO VIT Total Return Portfolio — Administrative Shares	3,665	$699.87	$2,565,043	4.44%	1.40%	2.4%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	10,388	$332.92	$3,458,271	0.00%	1.40%	13.05%
Wells Fargo VT Opportunity Fund	4,589	$628.09	$2,882,385	0.00%	1.40%	10.66%

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	21,858	$123.34 to $1,097.81	$10,515,493	0.89%	1.20% to 1.40%	5.95% to 6.16%
Gartmore GVIT Money Market Fund Class IV	27,385	$69.51 to $663.15	$18,158,136	2.78%	1.20% to 1.40%	1.39% to 1.59%
Gartmore GVIT Government Bond Fund Class IV	15,436	$93.85 to $789.52	$10,812,403	3.64%	1.20% to 1.40%	1.74% to 1.95%
JP Morgan GVIT Balanced Fund Class IV	14,463	$116.28 to $947.88	$8,047,406	2.03%	1.20% to 1.40%	1.20% to 1.40%
Gartmore GVIT Mid Cap Growth Fund Class IV	10,451	$176.06 to $1,692.69	$14,116,159	0.00%	1.20% to 1.40%	8.30% to 8.51%
Dreyfus GVIT International Value Fund Class IV	9,957	$156.45 to $1,267.44	$10,911,015	1.25%	1.20% to 1.40%	10.42% to 10.64%
Gartmore GVIT Growth Fund Class IV	12,928	$459.24	$5,937,460	0.09%	1.40%	5.03%
Van Kampen GVIT Comstock Value — Class IV	13,694	$628.19	$8,602,707	1.62%	1.40%	2.91%
Gartmore GVIT Small Company Fund Class IV	13,409	$691.85	$9,277,536	0.00%	1.40%	10.76%
Gartmore GVIT Small Cap Value Fund Class IV	16,217	$715.62	$11,605,373	0.06%	1.40%	1.64%
Gartmore GVIT Equity 500 Index Fund Class IV	28,475	$1,384.58	$39,425,872	1.57%	1.40%	3.30%
Dreyfus GVIT International Value Fund Class III	2,243	$636.01	$1,426,094	1.41%	1.40%	10.50%
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio Initial Class	6,947	$739.22	$5,135,375	14.99%	1.40%	1.28%
Fidelity VIP Equity-Income Portfolio Initial Class	21,151	$1,414.41	$29,916,678	1.80%	1.40%	4.40%
Fidelity VIP Growth Portfolio Initial Class	28,758	$1,155.92	$33,242,262	0.55%	1.40%	4.33%
Fidelity VIP Overseas Portfolio Initial Class	1,741	$819.66	$1,427,344	0.75%	1.40%	17.40%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	12,133	$949.90	$11,525,436	3.01%	1.40%	2.60%
Fidelity VIP II Contrafund Portfolio Initial Class	20,132	$1,637.48	$32,964,321	0.31%	1.40%	15.32%
Fidelity VIP II Investment Grade Bond Portfolio Initial Class	2,048	$816.81	$1,673,235	4.21%	1.40%	0.77%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Portfolio Service Class 2	15,818	$330.04	$5,220,550	0.29%	1.40%	4.04%

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP III Overseas Portfolio Service Class 2	5,117	$453.11	$2,318,398	0.51%	1.40%	17.14%
Fidelity VIP III Contrafund Portfolio Service Class 2	8,782	$583.81	$5,126,752	0.13%	1.40%	15.03%
Fidelity VIP III Growth Opportunities Portfolio Service Class 2	3,443	$394.45	$1,357,719	0.65%	1.40%	7.17%
Premier VIT:
Premier VIT OpCap Equity Portfolio	4,688	$1,359.65	$6,373,103	0.45%	1.40%	5.56%
Premier VIT OpCap Small Cap Portfolio	5,929	$1,328.78	$7,877,386	0.00%	1.40%	-1.33%
Premier VIT OpCap Managed Portfolio	9,440	$1,310.24	$12,368,455	1.26%	1.40%	3.82%
Scudder Variable Series I:
Scudder Bond Portfolio Class A	6,354	$802.66	$5,100,016	3.87%	1.40%	1.18%
Scudder Growth and Income Portfolio Class A	4,386	$914.74	$4,011,349	1.40%	1.40%	4.60%
Scudder International Portfolio Class A	5,537	$800.48	$4,431,482	1.71%	1.40%	14.56%
Dreyfus Variable Investment Fund:
Dreyfus Growth and Income Portfolio Initial Shares	4,861	$983.32	$4,780,987	1.33%	1.40%	1.92%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund Initial Shares	4,645	$938.54	$4,359,331	0.00%	1.40%	2.18%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	8,004	$781.02	$6,251,162	5.28%	1.40%	0.61%
Federated Capital Income Fund II Primary Shares	2,009	$689.47	$1,385,338	5.77%	1.40%	4.81%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	1,087	$663.13	$720,570	2.64%	1.40%	0.04%
Neuberger Berman AMT Partners Portfolio Class I	870	$635.81	$552,594	0.89%	1.40%	16.41%
Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund Initial Class	3,067	$723.74	$2,219,905	7.96%	1.40%	-4.38%
Van Eck Worldwide Hard Assets Fund Initial Class	2,362	$1,001.61	$2,365,011	0.57%	1.40%	49.57%
Van Eck Worldwide Emerging Markets Fund Initial Class	9,529	$766.59	$7,305,625	0.85%	1.40%	30.17%
Van Eck Worldwide Real Estate Fund Initial Class	2,769	$1,001.55	$2,773,479	2.18%	1.40%	19.33%
Van Eck Worldwide Bond Fund Class R	1,031	$534.69	$551,432	6.19%	1.40%	-4.46%
Van Eck Worldwide Hard Assets Fund Class R	1,314	$932.09	$1,225,454	0.14%	1.40%	49.52%

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Emerging Markets Fund Class R	1,736	$819.93	$1,423,117	0.67%	1.40%	30.04%
Van Eck Worldwide Real Estate Fund Class R	1,097	$766.60	$841,010	1.71%	1.40%	19.34%
The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	2,691	$591.13	$1,591,444	0.00%	1.40%	15.26%
MFS Variable Insurance Trust:
MFS Emerging Growth Series Service Class	3,178	$261.17	$829,961	0.00%	1.40%	7.41%
MFS Investors Trust Series Service Class	2,468	$440.00	$1,085,840	0.31%	1.40%	5.54%
MFS New Discovery Series Service Class	1,462	$415.66	$607,136	0.00%	1.40%	3.58%
MFS Research Series Service Class	1,546	$379.67	$586,975	0.30%	1.40%	6.08%
PIMCO Variable Insurance Trust:
PIMCO High Yield Bond Portfolio	4,227	$649.05	$2,743,421	6.56%	1.40%	2.66%
PIMCO Total Return Bond Portfolio	5,071	$683.48	$3,466,233	3.39%	1.40%	1.00%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	—	$256.77	—	0.00%	1.40%	-5.75%(c)
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage Discovery Fund VT	13,075	$294.47	$3,850,440	0.00%	1.40%	14.68%(c)
Wells Fargo Opportunity Fund VT	6,796	$567.57	$3,857,518	0.00%	1.40%	6.39%(d)

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	26,429	$116.18 to $1,036.15	12,943,678	1.25%	1.20% to 1.40%	8.23% to 8.44%
Gartmore GVIT Money Market Fund Class IV	40,191	$68.42 to $654.07	26,278,306	0.90%	1.20% to 1.40%	-0.48% to -0.28%
Gartmore GVIT Government Bond Fund Class IV	19,406	$92.06 to $775.98	13,106,471	5.52%	1.20% to 1.40%	1.83% to 2.03%
JP Morgan GVIT Balanced Fund Class IV	17,381	$114.67 to $936.65	10,066,236	1.98%	1.20% to 1.40%	7.03% to 7.25%
Gartmore GVIT Mid Cap Growth Fund Class IV	12,296	$162.24 to $1,563.01	15,717,989	0.00%	1.20% to 1.40%	13.73% to 13.96%
Dreyfus GVIT International Value Fund Class IV	12,282	$141.40 to $1,147.85	12,231,860	2.27%	1.20% to 1.40%	18.37% to 18.61%
Gartmore GVIT Growth Fund Class IV	16,486	$437.26	7,208,841	0.32%	1.40%	6.66%
Comstock GVIT Value Fund Class IV	17,228	$610.41	10,516,209	1.28%	1.40%	15.79%
Gartmore GVIT Small Company Fund Class IV	16,849	$624.64	10,524,514	0.00%	1.40%	17.37%
Gartmore GVIT Small Cap Value Fund Class IV	21,106	$704.07	14,860,219	0.00%	1.40%	15.67%
Gartmore GVIT Equity 500 Index Fund Class IV	38,358	$1,340.39	51,414,576	2.72%	1.40%	9.05%
Dreyfus GVIT International Value Fund Class III	1,799	$575.57	1,035,219	0.74%	1.40%	15.11%(b)
Fidelity Variable Insurance Products Fund:
Fidelity VIP High Income Portfolio Initial Class	8,746	$729.90	6,383,326	9.56%	1.40%	8.07%
Fidelity VIP Equity-Income Portfolio Initial Class	27,624	$1,354.82	37,425,133	1.68%	1.40%	9.98%
Fidelity VIP Growth Portfolio Initial Class	37,914	$1,107.92	42,005,855	0.29%	1.40%	1.94%
Fidelity VIP Overseas Portfolio Initial Class	2,287	$698.20	1,597,166	1.25%	1.40%	12.06%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	17,157	$925.81	15,884,527	2.97%	1.40%	4.00%
Fidelity VIP II Contrafund Portfolio Initial Class	25,374	$1,419.98	36,030,579	0.36%	1.40%	13.87%
Fidelity VIP II Investment Grade Bond Portfolio Initial Class	3,055	$810.53	2,476,290	4.60%	1.40%	3.00%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Growth Portfolio Service Class 2	18,494	$317.22	5,866,651	0.14%	1.40%	1.69%
Fidelity VIP III Overseas Portfolio Service Class 2	5,267	$386.82	2,037,282	1.04%	1.40%	11.74%

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP III Contrafund Portfolio Service Class 2	10,012	$507.53	5,081,165	0.21%	1.40%	13.56%
Fidelity VIP III Growth Opportunities Portfolio Service Class 2	3,048	$368.06	1,121,967	0.34%	1.40%	5.40%
PIMCO Advisors VIT:
PIMCO OpCap Equity Portfolio	6,028	$1,288.04	7,764,035	1.08%	1.40%	10.37%
PIMCO OpCap Small Cap Portfolio	7,505	$1,346.69	10,106,039	0.05%	1.40%	16.24%
PIMCO OpCap Managed Portfolio	12,091	$1,262.02	15,259,688	1.63%	1.40%	9.23%
Scudder Variable Series I:
Scudder Bond Portfolio Class A	9,123	$793.30	7,237,469	4.06%	1.40%	3.92%
Scudder Growth and Income Portfolio Class A	6,197	$874.54	5,419,066	0.80%	1.40%	8.63%
Scudder International Portfolio Class A	7,467	$698.76	5,217,759	1.45%	1.40%	14.91%
Dreyfus Variable Investment Fund:
Dreyfus Growth and Income Portfolio Initial Shares	6,296	$964.81	6,074,856	1.21%	1.40%	5.97%
Dreyfus Socially Responsible Growth Fund, Inc.:
Dreyfus Socially Responsible Growth Fund Initial Shares	6,227	$918.53	5,720,048	0.36%	1.40%	4.73%
Federated Insurance Series:
Federated Fund for U.S. Government Securities II	13,549	$776.26	10,517,779	4.96%	1.40%	2.17%
Federated Capital Income Fund II Primary Shares	2,942	$657.83	1,935,735	4.76%	1.40%	8.39%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	1,737	$662.88	1,151,447	3.49%	1.40%	-0.62%
Neuberger Berman AMT Partners Portfolio Class I	802	$546.18	437,807	0.01%	1.40%	17.32%

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004
		Unit Fair Value	Contractowners’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Insurance Trust:
Van Eck Worldwide Bond Fund Initial Class	4,056	$756.87	3,070,207	9.63%	1.40%	7.63%
Van Eck Worldwide Hard Assets Fund Initial Class	5,086	$669.66	3,405,795	0.39%	1.40%	22.50%
Van Eck Worldwide Emerging Markets Fund Initial Class	12,365	$588.92	7,282,123	0.60%	1.40%	24.14%
Van Eck Worldwide Real Estate Fund Initial Class	3,234	$839.30	2,714,316	1.42%	1.40%	34.32%
Van Eck Worldwide Bond Fund Class R	804	$559.63	449,835	0.00%	1.40%	11.93%(b)
Van Eck Worldwide Hard Assets Fund Class R	343	$623.40	213,928	0.00%	1.40%	24.68%(b)
Van Eck Worldwide Emerging Markets Fund Class R	1,432	$630.54	902,888	0.00%	1.40%	26.11%(b)
Van Eck Worldwide Real Estate Fund Class R	852	$642.38	547,338	0.00%	1.40%	28.48%(b)
The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	4,017	$512.86	2,060,198	0.00%	1.40%	14.95%
MFS Variable Insurance Trust:
MFS Emerging Growth Series Service Class	4,462	$243.14	1,084,954	0.00%	1.40%	11.15%
MFS Investors Trust Series Service Class	2,966	$416.90	1,236,727	0.43%	1.40%	9.58%
MFS New Discovery Series Service Class	1,695	$401.31	680,236	0.00%	1.40%	4.73%
MFS Research Series Service Class	1,532	$357.91	548,341	0.97%	1.40%	13.96%
PIMCO Variable Insurance Trust:
PIMCO High Yield Bond Portfolio	4,197	$632.24	2,653,337	7.18%	1.40%	7.99%
PIMCO Total Return Bond Portfolio	5,489	$676.74	3,714,521	1.89%	1.40%	3.41%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	14,443	$272.44	3,934,937	0.00%	1.40%	17.50%
Strong Opportunity Fund II, Inc.:
Strong Opportunity Fund II Investor Class	7,979	$533.48	4,256,717	0.00%	1.40%	16.58%

*	These ratios represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values on redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**	These ratios represent the range of annualized contract expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying fund are excluded.

The Nationwide Provident VA Separate Account A
of Nationwide Life and Annuity Company of America
Notes to Financial Statements — continued

7. Financial Highlights, continued

***	These ratios represent the range of minimum and maximum total return for the period indicated and includes a deduction only for expenses assessed through the daily unit value calculation (included in the expense ratio). The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)	Note that these funds were added during the year and the total returns are not annualized. Minimum and maximum ranges are not shown for underlying mutual fund options for which a single policy expense rate is representative of all units issued and outstanding at period end.

(c)	Effective the close of business on April 8, 2005, Strong Variable Insurance Funds Inc merged with Wells Fargo Advantage Variable Trust Funds. As a result of the merger at the close of business on April 8, 2005, this fund replaced the corresponding Strong Variable Insurance Fund (See Note 1). Performance for the funds are reported separately.

(d)	Effective the close of business on April 8, 2005, Strong Opportunity Fund II, Inc merged with Wells Fargo Advantage Variable Trust Funds. Subaccount performance prior to the close of business on April 8, 2005 reflects performance for the corresponding Strong Variable Insurance Fund (See Note 1).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Nationwide Life and Annuity Insurance Company:

We have audited the accompanying balance sheets of Nationwide Life and Annuity Insurance Company (the Company), a wholly-owned subsidiary of Nationwide Life Insurance Company, as of December 31, 2008 and 2007, and the related statements of (loss) income, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2008.  In connection with our audits of the financial statements, we also have audited financial statement schedules I, IV and V.  These financial statements and financial statement schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life and Annuity Insurance Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.  Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Columbus, Ohio
April 10, 2009

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Balance Sheets
(in millions, except share amounts)

	December 31,
	2008	2007

Assets:
Investments:
Securities available-for-sale, at fair value:
Fixed maturity securities (amortized cost $2,369.4 and $2,608.7)	$ 2,118.7	$ 2,598.5
Equity securities (amortized cost $4.2 and $5.6)	4.3	5.5
Mortgage loans on real estate, net	723.7	824.8
Short-term investments, including amounts managed by a related party	165.5	94.3
Other investments	3.6	4.9
Total investments	3,015.8	3,528.0

Cash	6.4	-
Deferred policy acquisition costs	449.3	284.1
Reinsurance receivable from a related party	131.6	129.1
Other assets	491.4	640.1
Separate account assets	1,005.4	1,736.4
Total assets	$ 5,099.9	$ 6,317.7

Liabilities and Shareholder’s Equity:
Liabilities:
Future policy benefits and claims	$ 3,624.2	$ 3,905.1
Other liabilities	113.6	202.2
Separate account liabilities	1,005.4	1,736.4
Total liabilities	4,743.2	5,843.7

Shareholder’s equity:
Common stock ($40 par value; authorized, issued and outstanding - 66,000 shares)	2.6	2.6
Additional paid-in capital	248.0	248.0
Retained earnings	183.4	225.7
Accumulated other comprehensive loss	(77.3)	(2.3)
Total shareholder’s equity	356.7	474.0
Total liabilities and shareholder’s equity	$ 5,099.9	$ 6,317.7

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Statements of (Loss) Income
(in millions)

		Years ended December 31,
	2008	2007	2006

Revenues:
Policy charges	$ 79.7	$ 60.4	$ 63.3
Premiums	23.4	12.0	10.5
Net investment income	51.0	45.5	42.3
Net realized investment losses	(102.5)	(24.6)	(16.9)
Other income	0.2	0.4	0.3
Total revenues	51.8	93.7	99.5

Benefits and expenses:
Interest credited to policyholder accounts	18.5	15.5	13.5
Benefits and claims	46.2	19.1	21.0
Amortization of deferred policy acquisition costs	40.3	21.7	26.0
Other operating expenses	17.5	15.9	6.5
Total benefits and expenses	122.5	72.2	67.0

(Loss) income from continuing operations before federal income tax (benefit) expense	(70.7)	21.5	32.5
Federal income tax (benefit) expense	(28.4)	5.8	7.0
Net (loss) income	$ (42.3)	$ 15.7	$ 25.5

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Statements of Changes in Shareholder’s Equity
(in millions)

	Common stock	Additional paid-in capital		Retained earnings		Accumulated other comprehensive income (loss)	Total shareholder’s equity

Balance as of December 31, 2005	$ 2.6	$ 248.0	#	$ 184.5	#	$ 1.5	$ 436.6

Comprehensive income:
Net income	-	-		25.5		-	25.5
Other comprehensive loss, net of taxes	-	-		-		(5.3)	(5.3)
Total comprehensive income							20.2
Balance as of December 31, 2006	2.6	248.0	#	210.0	#	(3.8)	456.8

Comprehensive income:
Net income	-	-		15.7		-	15.7
Other comprehensive income, net of taxes	-	-		-		1.5	1.5
Total comprehensive income							17.2
Balance as of December 31, 2007	2.6	248.0	#	225.7	#	(2.3)	474.0

Comprehensive loss:
Net loss	-	-		(42.3)		-	(42.3)
Other comprehensive loss, net of taxes	-	-		-		(75.0)	(75.0)
Total comprehensive loss							(117.3)
Balance as of December 31, 2008	$ 2.6	$ 248.0	#	$ 183.4	#	$ (77.3)	$ 356.7

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Statements of Cash Flows
(in millions)

	Years ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net (loss) income	$ (42.3)	$ 15.7	$ 25.5
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net realized investment losses	102.5	24.6	16.9
Interest credited to policyholder accounts	18.5	15.5	13.5
Capitalization of deferred policy acquisition costs	(83.8)	(58.9)	(52.2)
Amortization of deferred policy acquisition costs	40.3	21.7	26.0
Amortization and depreciation	3.2	7.6	12.6
Decrease in other assets	9.7	93.3	5.2
(Decrease) increase in policy and other liabilities	(196.5)	93.8	(3.5)
(Increase) decrease in derivative assets	(5.2)	0.4	(2.2)
(Decrease) increase in derivative liabilities	(4.9)	6.2	(4.4)
Net cash (used in) provided by operating activities	(158.5)	219.9	37.5

Cash flows from investing activities:
Proceeds from maturity of securities available-for-sale	474.7	780.4	972.3
Proceeds from sale of securities available-for-sale	287.7	700.6	806.0
Proceeds from repayments or sales of mortgage loans on real estate	111.5	225.4	277.2
Cost of securities available-for-sale aquired	(614.4)	(861.0)	(722.6)
Cost of mortgage loans on real estate originated or acquired	(15.7)	(39.4)	(105.8)
Net (increase) decrease in short-term investments	(72.0)	129.4	(47.4)
Collateral paid	(13.7)	(17.6)	(77.9)
Other, net	1.4	(4.4)	0.6
Net cash provided by investing activities	159.5	913.4	1,102.4

Cash flows from financing activities:
Investment and universal life insurance product deposits and other additions	401.7	186.6	168.4
Investment and universal life insurance product withdrawals and other deductions	(411.9)	(1,319.9)	(1,308.3)
Other, net	15.6	-	-
Net cash provided by (used in) financing activities	5.4	(1,133.3)	(1,139.9)

Net increase in cash	6.4	-	-
Cash, beginning of period	-	-	-
Cash, end of period	$ 6.4	$ -	$ -

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2008, 2007 and 2006

(1)	Nature of Operations

Nationwide Life and Annuity Insurance Company (NLAIC or the Company) provides long-term savings and retirement products in the United States of America (U.S.) and is a wholly-owned subsidiary of Nationwide Life Insurance Company (NLIC), which is a wholly-owned subsidiary of Nationwide Financial Services, Inc (NFS).  The Company is a member of the Nationwide group of companies, which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates.  The Company offers individual annuity contracts, universal life insurance, variable universal life insurance and corporate-owned life insurance (COLI) on a non-participating basis.

On August 6, 2008, NFS entered into a definitive agreement for NMIC and Nationwide Corporation to acquire all of the outstanding publicly held Class A common shares of NFS for $52.25 per share in cash.  The transaction closed on January 1, 2009 and NFS became a wholly-owned subsidiary of Nationwide Corporation.

As of December 31, 2008 and 2007, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the U.S.  Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies

The Company’s significant accounting policies that materially affect financial reporting are summarized below.  The accompanying financial statements were prepared in accordance with United States generally accepted accounting principles (GAAP).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements.  Actual results could differ significantly from those estimates.

The Company’s most significant estimates include those used to determine the following: the balance, recoverability and amortization of deferred policy acquisition costs (DAC) for investment and universal life insurance products; impairment losses on investments; valuation allowances for mortgage loans on real estate; the liability for future policy benefits and claims; and federal income tax provision.  Although some variability is inherent in these estimates, recorded amounts reflect management’s best estimates based on facts and circumstances as of the balance sheet date.  Management believes the amounts provided are appropriate.

Certain items in the 2007 and 2006 financial statements and related notes have been reclassified to conform to the current presentation.

(a)	Valuation of Investments, Investment Income and Related Gains and Losses

The Company is required to classify its fixed maturity securities and marketable equity securities as held-to-maturity, available-for-sale or trading.  All fixed maturity and marketable equity securities are classified as available-for-sale.  Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of adjustments to DAC and deferred federal income taxes, reported as a separate component of accumulated other comprehensive (loss) income (AOCI) in shareholder’s equity.  The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

For fixed maturity and marketable equity securities for which market quotations generally are available, the Company generally uses independent pricing services to assist in determining the fair value measurement.  For certain fixed maturity securities not priced by independent services (generally private placement securities without quoted market prices), an internally developed pricing model or “corporate pricing matrix” is most often used.  The corporate pricing matrix is developed by obtaining private spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings.  The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that bond.  The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security.  The Company also utilized broker quotes in pricing securities or to validate modeled prices.  As of December 31, 2008, 72% of the fair values of fixed maturity securities were valued with the assistance of independent pricing services, 18% were valued with the assistance of the Company’s pricing matrices, 6% were valued with the assistance of broker quotes, and 4% were valued from other sources (compared to 69%, 21%, 8%, and 2%, respectively, as of December 31, 2007).

For mortgage-backed securities (MBSs), the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities.  When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments.  Any resulting adjustment is included in net investment income.  All other investment income is recorded using the interest method without anticipating the impact of prepayments.

Management regularly reviews each investment in its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments.

For debt securities not subject to Emerging Issues Task Force (EITF) Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, as amended by Financial Accounting Standards Board (FASB) Staff Position (FSP) EITF 99-20-1 (EITF 99-20), as well as debt securities subject to EITF 99-20, an other-than-temporary impairment charge is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is probable that the Company will not recover all contractual amounts when due.  Furthermore, equity securities may experience other-than-temporary impairments based on prospects of recovery in a reasonable period of time.  Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.  Other-than-temporary impairment losses result in a permanent reduction to the cost basis of the underlying investment.

In addition to the above, for certain beneficial interests in securitized financial assets with contractual cash flows, including asset-backed securities (ABSs), EITF 99-20 also requires the Company to periodically update its best estimate of cash flows over the life of the security.  If the fair value of a securitized financial asset is not greater than or equal to its carrying value based on current information and events, and if there has been, or it is probable there will be, an adverse change in estimated cash flows since the last revised estimate (considering both timing and amount), then the Company recognizes an other-than-temporary impairment and writes down the investment to fair value.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers.  Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  When management determines that a loan is impaired, a provision for loss is established equal to either the difference between the carrying value and the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.  In addition to the valuation allowance on specific loans, the Company maintains an allowance not yet specifically identified by loan for probable losses inherent in the loan portfolio as of the balance sheet date.  The valuation allowance account for mortgage loans on real estate reflects management’s best estimate of probable credit losses, including losses incurred at the balance sheet date but not yet identified by specific loan.  Management’s periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.  Loans in foreclosure are placed on non-accrual status.  Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

Realized gains and losses on the sale of investments are determined on the basis of specific security identification.  Changes in the Company’s mortgage loan valuation allowances and recognition of impairment losses for other-than-temporary declines in the fair values of applicable investments are included in net realized investment gains and losses.

(b)	Derivative Instruments

Derivatives are carried at fair value.  On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); a foreign currency fair value or cash flow hedge (foreign currency hedge); or a non-hedge transaction.  The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions.  This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.  The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are expected to be and, for ongoing hedging relationships, have been highly effective in offsetting changes in fair values or cash flows of hedged items.  When it is determined that a derivative is not, or is not expected to be, highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company enters into interest rate swaps, cross-currency swaps or Euro futures to hedge the fair value of existing fixed rate assets and liabilities.  In addition, the Company uses short U.S. Treasury future positions to hedge the fair value of bond and mortgage loan commitments.  Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates.  Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in net realized investment gains and losses.  Changes in the fair value of the hedged item that are attributable to the risk being hedged are also recorded in net realized investment gains and losses.

The Company enters into interest rate swaps to hedge the variability in cash flows and investment income due to changes in the benchmark interest rates on variable rate assets and liabilities.  The Company also enters into cross-currency interest rate swaps to eliminate the currency risk on variable rate and fixed rate foreign denominated assets.  Derivative instruments classified as cash flow hedges are carried at fair value, with the effective portion of changes in fair value recorded in other comprehensive income and the ineffective portion recorded in net realized investment gains and losses.

Accrued interest receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder accounts consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as net realized investment gains and losses, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are initially recorded in AOCI to the extent the hedging relationship is effective.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company periodically may enter into a derivative transaction that will not qualify for hedge accounting.  The Company does not enter into speculative positions.  Although these transactions do not qualify for hedge accounting, or have not been designated in hedging relationships by the Company, they are part of its overall risk management strategy.  For example, the Company may sell credit default protection through a credit default swap.  Although the credit default swap is not effective in hedging specific investments, the income stream allows the Company to manage overall investment yields while exposing the Company to acceptable credit risk.  The Company may enter into a cross-currency basis swap (pay a variable U.S. rate and receive a variable foreign-denominated rate) to eliminate the foreign currency exposure of a variable rate foreign-denominated liability.  Although basis swaps may qualify for hedge accounting, the Company has chosen not to designate these derivatives as hedging instruments due to the difficulty in assessing and monitoring effectiveness for both sides of the basis swap.  Derivative instruments that do not qualify for hedge accounting or are not designated as hedging instruments are carried at fair value, with changes in fair value recorded in net realized investment gains and losses.

(c)      Revenues and Benefits

Investment and Universal Life Insurance Products:  Investment products primarily consist of individual and group variable and fixed deferred annuities.  Universal life insurance products include universal life insurance, variable universal life insurance, COLI and other interest-sensitive life insurance policies.  Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administrative fees and surrender charges that have been earned and assessed against policy account balances during the period.  The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees.  Asset fees, cost of insurance charges and administrative fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned.  Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited.  Surrender charges are recognized upon surrender of a contract in accordance with contractual terms.  Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

Traditional Life Insurance Products:  Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and primarily consist of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies.  Premiums for traditional life insurance products are recognized as revenue when due.  Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract.  This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

(d)      Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase.  The Company carries cash and cash equivalents at cost, which approximates fair value.

(e)      Deferred Policy Acquisition Costs

Investment and universal life insurance products.  The Company has deferred certain costs of acquiring investment and universal life insurance products business, principally commissions, certain expenses of the policy issue and underwriting department, and certain variable sales expenses that relate to and vary with the production of new and renewal business.  In addition, the Company defers sales inducements, such as interest credit bonuses and jumbo deposit bonuses.  Investment products primarily consist of individual and group variable and fixed deferred annuities .  Universal life insurance products include universal life insurance, variable universal life insurance and COLI.  DAC is subject to recoverability testing in the year of policy issuance and loss recognition testing at the end of each reporting period.

For investment and universal life insurance products, the Company amortizes DAC with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, asset fees, cost of insurance charges, administrative fees, surrender charges, and net realized investment gains and losses less policy benefits and policy maintenance expenses.  The Company adjusts the DAC asset related to investment and universal life insurance products to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in Note 2(a).

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The assumptions used in the estimation of future gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual process during the second quarter.  During the annual process, the Company performs a comprehensive study of assumptions, including mortality and persistency studies, maintenance expense studies, and an evaluation of projected general and separate account investment returns.  The most significant assumptions that are involved in the estimation of future gross profits include future net separate account investment performance, surrender/lapse rates, interest margins and mortality.  Currently, the Company’s long-term assumption for net separate account investment performance is approximately 7% growth per year and varies by product.  The Company reviews this assumption, like others, as part of its annual process.  If this assumption were unlocked, the date of the unlocking could become the anchor date used in the reversion to the mean process (defined below).  Variances from the long-term assumption are expected since the majority of the investments in the underlying separate accounts are in equity securities, which strongly correlate in the aggregate with the Standard & Poor’s (S&P) 500 Index.  The Company bases its reversion to the mean process on actual net separate account investment performance from the anchor date to the valuation date.  The Company then assumes different performance levels over the next three years such that the separate account mean return measured from the anchor date to the end of the life of the product equals the long-term assumption.  The assumed net separate account investment performance used in the DAC models is intended to reflect what is anticipated.  However, based on historical returns of the S&P 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits net separate account investment performance to 0-15% during the three-year reversion period.  See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and their related amortization patterns.  In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant.  In general, increases in the estimated long-term general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in long-term lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

In addition to the comprehensive annual study of assumptions, management evaluates the appropriateness of the individual variable annuity DAC balance quarterly within pre-set parameters.  These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance.  If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period, or if the recorded balance falls outside of these parameters and management determines it is not reasonably possible to get back within the parameters during a given period, assumptions are required to be unlocked, and DAC is recalculated using revised best estimate assumptions.  When DAC assumptions are unlocked and revised, the Company continues to use the reversion to the mean process.  See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

During the second quarter of 2007, the Company conducted its annual comprehensive review of model assumptions used to project DAC and other related balances, including sales inducement assets, unearned revenue reserves, and guaranteed minimum death and income benefit reserves.  This review included all assumptions, including expected separate account investment returns during the three-year reversion period, lapse rates, mortality and expenses.  The Company determined as part of this annual review that the overall separate account returns were expected to exceed previous estimates due to favorable financial market trends.  Additionally, while the Company estimated that the overall profitability of its variable products had improved, it expected the long-term net growth in separate account investment performance to moderate.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006
Accordingly, the second quarter 2007 unlocking process included changes in several assumptions, including assumptions affecting net separate account investment performance.  This unlocking resulted in a net increase in DAC and a benefit to DAC amortization and other related balances totaling $2.8 million pre-tax.  First, the Company reset the anchor date for its reversion to the mean calculations, which increased the annual net separate account growth rate to 7% during the first three years of the projection period from 0% (which was the rate of return for the three-year reversion period required from the previous anchor date).  Second, as a result of its current analysis, including its evaluation of ongoing trends and expectations regarding financial market performance, the Company unlocked and reset its long-term assumption for net separate account growth rates to 7% from 8%.  This decreased the net separate account growth rate by 1% to 7% for all years subsequent to the three-year reversion period.

At the end of the second quarter of 2008, the Company determined as part of its comprehensive annual study of assumptions that certain assumptions should be unlocked.  The unlocked assumptions primarily related to mortality and lapse assumptions related to universal life insurance products.  Therefore, in the second quarter of 2008, the Company recorded the following pre-tax adjustment:  1) a decrease in unearned revenue liability and additional administrative fees of $5.1 million; and 2) a decrease in DAC and an increase in DAC amortization totaling $5.0 million.  The net impact of this activity was a $0.1 million favorable pre-tax adjustment to net income in the second quarter of 2008.

During the third quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters for the prescribed period, which primarily was driven by unfavorable market performance compared to the assumed net separate account returns.  Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances totaling $3.2 million pre-tax.  During the fourth quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters, which primarily was driven by continued unfavorable market performance compared to assumed net separate account returns.  Management made a determination that it was not reasonably possible to get back within the preset parameters during the remaining prescribed period.  Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances of $12.6 million pre-tax.  The Company continues to use the reversion to the mean process with the anchor date that was reset during the second quarter 2007 unlocking.  The Company evaluated the assumed separate account performance level over the next three years and determined that the assumptions inherent in the reversion period were reasonable.  The annual net separate account growth rate for the mean reversion period is 15%, the maximum rate under the Company’s parameters.  Accordingly, future periods may incur additional amortization of DAC if the Company’s actual returns are less than assumed.

Traditional life insurance products. Generally, DAC related to traditional life insurance products is amortized with interest over the premium-paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue.  Such anticipated premium revenue is estimated using the same assumptions as those used for computing liabilities for future policy benefits at issuance.  Under existing accounting guidance, the concept of DAC unlocking does not apply to traditional life insurance products, although evaluations of DAC for recoverability at the time of policy issuance and loss recognition testing at each reporting period are required.

(f)      Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives.  Separate account assets are recorded at fair value primarily based on market quotations of the underlying securities.  Investment income and realized investment gains or losses of these accounts accrue directly to the contractholders.  The activity of the separate accounts is not reflected in the statements of (loss) income except for (1) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and (2) the activity related to contract guarantees, which are riders to existing variable annuity contracts.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006
(g)      Future Policy Benefits and Claims

The process of calculating reserve amounts for a life insurance organization involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life and variable universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method using interest rates varying from 2.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and maintenance costs discounted using interest rates varying generally from 3.0% to 13.0%.

(h)      Federal Income Taxes

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe.  Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits.  In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements.  Any such change could significantly affect the amounts reported in the statements of (loss) income.  Management has established reserves in accordance with FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48) based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation.  Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns.  Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company utilizes the asset and liability method of accounting for income taxes.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

(i)      Reinsurance Ceded

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts.  Assets and liabilities related to reinsurance ceded generally are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company.  The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(j)      Change in Accounting Principle

Historically, the Company accrued for legal costs associated with litigation defense and regulatory investigations by estimating the ultimate costs of such activity.  Beginning April 1, 2007, the Company’s accrual for such legal expenses includes only the amount for services that have been provided but not yet paid.  The Company believes the newly adopted accounting principle is preferable because it more accurately reflects expenses in the periods in which they are incurred.  The Company continues to estimate and accrue the ultimate amounts expected to be paid for litigation and regulatory investigation loss contingencies.  The impact of the Company’s retroactive application of the adoption of this change in accounting principle was immaterial.

(3)	Recently Issued Accounting Standards

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, (FSP FAS 115-2 and FAS 124-2).  FSP FAS 115-2 and FAS 124-2 provides guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on debt and equity securities.  FSP FAS 115-2 and FAS 124-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company currently is evaluating the impact of adopting FSP FAS 115-2 and FAS 124-2, but expects the impact is likely to be material.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4).  FSP FAS 157-4 provides guidelines for making fair value measurements more consistent with the principles presented in Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157).  FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company currently is evaluating the impact of adopting FSP FAS 157-4.

In January 2009, the FASB issued FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred.  FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted.  The Company adopted FSP EITF 99-20-1 effective December 31, 2008 and applied the standard prospectively, as is required.

In December 2008, the FASB issued FSP FAS 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132R-1).  FSP FAS 132R-1 amends FASB Statement No. 132 revised 2003, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  The portion of FSP FAS 132R-1 related to the disclosures about plan assets is effective for fiscal years ending after December 15, 2009.  FSP FAS 132R-1 will have no impact on the Company’s disclosures.

In November 2008, the FASB Board ratified the emerging Issues Task Force’s consensus EITF 08-7, Accounting for Defensive Intangible Assets (EITF 08-7).  EITF 08-7 requires defensive intangible assets acquired in a business combination or asset acquisition to be accounted for as a separate unit of accounting.  In doing so, the asset should not be included as part of the cost of an entity's existing intangible asset(s) because the defensive intangible asset is separately identifiable.  EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  EITF 08-7 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption.  The Company will adopt EITF 08-7 effective January 1, 2009 and will apply it prospectively for intangible assets acquired on or after that date.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3).  FSP FAS 157-3 clarifies the application of SFAS 157, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  FSP FAS 157-3 was effective upon issuance and was adopted by the Company effective September 30, 2008.  The adoption of FSP FAS 157-3 did not have a material impact on the Company’s financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees:  An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4).  FSP FAS 133-1 and FIN 45-4 requires additional disclosure about credit derivatives including their nature, potential amount of future payments, fair value, recourse provisions and current status of the payment/performance risk.  FSP FAS 133-1 and FIN 45-4 also requires the disclosure of the current status of the payment/performance risk of a guarantee subject to FASB Interpretation (FIN) No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.  FSP FAS 133-1 and FIN 45-4 is effective for reporting periods ending after November 15, 2008.  The Company adopted FSP FAS 133-1 and FIN 45-4. effective for the December 31, 2008 reporting period.  See Note 5 for the required disclosures.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162).  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy).  SFAS 162 will be effective 60 days following the approval by the United States Securities and Exchange Commission (SEC) of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.  The adoption of SFAS 162 will not result in a change in current practices.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161).  SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about derivative instrument fair values and related gains and losses, and disclosures about credit-risk-related contingent features in derivative agreements.  SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company currently is evaluating the new disclosures required under SFAS 161 and will provide the required disclosures beginning in 2009.

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2).  This FSP delays the effective date of SFAS 157 for nonfinancial assets and liabilities until fiscal years and interim periods beginning after November 15, 2008.  FSP FAS 157-2 applies to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), and is effective upon issuance.  The Company has not yet applied the provisions of SFAS 157 to the nonfinancial assets and liabilities within the scope of FSP FAS 157-2.  However, the Company does not expect such application to have a material impact on its financial position or results of operations.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS No. 141, Business Combinations (SFAS 141).  The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  Accordingly, SFAS 141R establishes principles and requirements for how the acquirer:  1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses and retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination.  SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control.  SFAS 141R is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  Earlier application is prohibited.  The Company will adopt SFAS 141R effective January 1, 2009 and will apply it to any business combination on or after that date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160).  The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  SFAS 160 also amends certain consolidation procedures prescribed by Accounting Research Bulletin No. 51, Consolidated Financial Statements, for consistency with the requirements of SFAS 141R.  SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.  Earlier adoption is prohibited.  The Company will adopt SFAS 160 effective January 1, 2009 and will apply it to any acquisitions or dispositions of noncontrolling interests on or after that date.

In June 2007, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1).  SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the Guide).  For those entities that are investment companies under SOP 07-1, this SOP also addresses whether the specialized industry accounting principles of the Guide (i.e., fair value accounting) should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (referred to as an equity method investor).  In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor.  The provisions of SOP 07-1 were to be effective for fiscal years beginning on or after December 15, 2007.  On February 14, 2008, the FASB issued FSP SOP 07-1-1, which delays indefinitely the effective date of SOP 07-1.  The Company will monitor the FASB and AICPA deliberations regarding this standard.

In April 2007, the FASB issued FSP FIN 39-1, An Amendment of FASB Interpretation No. 39 (FSP FIN 39-1).  FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with paragraph 10 of Interpretation 39.  FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted.  The Company adopted FSP FIN 39-1 effective January 1, 2008.  The Company elected to present the fair value of cash collateral received separate from the obligation to return the collateral.  The adoption of FSP FIN 39-1 did not impact the Company’s financial position or results of operations.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (SFAS 159).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments.  SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.  SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value.  In addition, SFAS 159 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, nor does it eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements (SFAS 157), and SFAS No. 107, Disclosures about Fair Value of Financial Instruments.  SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.  The Company adopted SFAS 159 effective January 1, 2008, which had no impact on the Company’s financial position or results of operations.  The Company will assess the fair value election for new financial assets or liabilities on a prospective basis.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158).  SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income.  SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions.  An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.  The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008.  The Company adopted SFAS 158 effective December 31, 2006.  The adoption of SFAS 158 had no impact on the Company’s financial position or results of operations.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2006, the FASB issued SFAS 157.  SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements.  SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements.  For recurring fair value measurements using significant unobservable inputs, the reporting entity shall disclose the effect of the measurements on earnings for the period.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted.  The Company adopted SFAS 157 effective January 1, 2008.  The adoption of SFAS 157 did not have a material impact on the Company’s financial position or results of operations.  See Note 4 for disclosures required by SFAS 157.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108).  SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements.  SAB 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB 108 does not change the SEC’s previous guidance in SAB No. 99 on evaluating the materiality of misstatements.  The Company adopted SAB 108 effective December 31, 2006.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes.  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company adopted FIN 48 effective January 1, 2007.  FIN 48 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS 156). SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140).  SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable.  SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value.  An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value.  Under SFAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities.  By electing that option, an entity may simplify its accounting because SFAS 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period.  SFAS 156 is effective for fiscal years beginning after September 15, 2006.  The Company adopted SFAS 156 effective January 1, 2007.  SFAS 156 did not have a material impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155).  SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140.  SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.  In summary, SFAS 155:  (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.  Provisions of SFAS 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis.  The Company adopted SFAS 155 effective January 1, 2006.  On the date of adoption, there was no impact to the Company’s financial position or results of operations.

In September 2005, AcSEC issued SOP 05-1.  SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, issued by the FASB.  SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs as a result of the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a new feature or coverage within a contract.  SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.  Retrospective application of SOP 05-1 to previously issued financial statements is not permitted.  Initial application of SOP 05-1 is required as of the beginning of an entity’s fiscal year.  The Company adopted SOP 05-1 effective January 1, 2007.  On the date of adoption, there was no impact to the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.  SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted.  The Company adopted SFAS 154 effective January 1, 2006.  SFAS 154 did not have any impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006
(4)	Fair Value Measurements

Fair Value Option

The Company adopted SFAS 159 effective January 1, 2008.  The adoption of SFAS 159 had no impact on the Company’s financial position or results of operations.  The Company will assess the fair value option election for new financial assets or liabilities on a prospective basis.

Fair Value Hierarchy

As described in Note 3, the Company adopted SFAS 157 effective January 1, 2008.  SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In determining fair value, the Company uses various methods including market, income and cost approaches.  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with SFAS 157, the Company categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets and liabilities recorded at fair value in the balance sheets as follows:

•
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date.  The types of assets and liabilities utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

•
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.  The types of assets and liabilities utilizing Level 2 valuations generally include U.S. Government securities not backed by the full faith of the government, municipal bonds, structured notes and certain MBSs and ABSs, certain corporate debt, certain private placement investments, and certain derivatives, including basis swaps and commodity total return swaps.

•
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability.  Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.  Generally, the types of assets and liabilities utilizing Level 3 valuations are certain MBSs and ABSs, certain corporate debt, certain private placement investments, certain mutual fund holdings, and certain derivatives, including embedded derivatives associated with living benefit contracts.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(in millions)	Level 1	Level 2	Level 3	Total

Assets
Investments:
Securities available-for-sale:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 39.4	$ 0.8	$ -	$ 40.2
Obligations of states and political subdivisions	-	25.0	-	25.0
Corporate securities	-	1,107.9	141.2	1,249.1
Mortgage-backed securities	78.7	142.5	267.7	488.9
Asset-backed securities	-	153.7	161.8	315.5
Total fixed maturity securities	118.1	1,429.9	570.7	2,118.7
Equity securities	-	4.3	-	4.3
Total securities available-for-sale	118.1	1,434.2	570.7	2,123.0
Short-term investments	-	165.5	-	165.5
Total investments	118.1	1,599.7	570.7	2,288.5

Cash	6.4	-	-	6.4
Derivative assets1	-	6.2	-	6.2
Separate account assets2,3	-	1,005.4	-	1,005.4
Total assets	$ 124.5	$ 2,611.3	$ 570.7	$ 3,306.5

Liabilities
Derivative liabilities1	$ -	$ 6.6	$ -	$ 6.6
Total liabilities	$ -	$ 6.6	$ -	$ 6.6

__________

1	Comprised of interest rate swaps, cross-currency interest rate swaps, credit default swaps, other non-hedging instruments and interest rate futures contracts.
2	Comprised of public, privately registered and non-registered mutual funds and investments in securities.
3	The value of separate account liabilities is set to equal the fair value of separate account assets.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following tables summarize financial instruments for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements for the twelve months ended December 31, 2008:

		Net investment						Change in
		gains (losses)						unrealized
	Balance	In earnings		Purchases,			Balance	gains (losses)
	as of	(realized		issuances,	Transfers	Transfers	as of	in earnings
	December 31,	and	In OCI	sales and	in to	out of	December 31,	due to assets
(in millions)	2007	unrealized)1	(unrealized)2	settlements	Level 3	Level 3	2008	still held

Assets
Investments:
Securities available-for-sale3:
Fixed maturity securities
Corporate securities	$ 142.0	$ (14.5)	$ (22.7)	$ (37.7)	$ 94.8	$ (20.7)	$ 141.2	$ -
Mortgage-backed securities	40.4	(31.7)	(63.1)	(34.2)	356.3	-	267.7	-
Asset-backed securities	74.5	(34.8)	(47.1)	2.8	178.8	(12.4)	161.8	-
Total securities
available-for-sale	256.9	(81.0)	(132.9)	(69.1)	629.9	(33.1)	570.7	-
Short-term investments	47.4	-	-	-	-	(47.4)	-	-
Total assets	$ 304.3	$ (81.0)	$ (132.9)	$ (69.1)	$ 629.9	$ (80.5)	$ 570.7	$ -

__________
1	Includes gains and losses on sales of financial instruments, changes in market value of certain instruments and other-than-temporary impairments.
2	Includes changes in market value of certain instruments.
3
Includes non-investment grade collateralized mortgage obligations, MBSs and ABSs, ABS trust preferred notes, certain counterparty or internally priced securities, and securities that are at or near default based on designations assigned by the National Association of Insurance Commissioners (NAIC) (see Note 6 for a discussion of NAIC Designations).

Transfers

The Company will review its fair value hierarchy classifications quarterly.  Changes in observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities.  These reclassifications will be reported as transfers in/out of Level 3 in the beginning of the period in which the change occurs.  During 2008, certain of the Company’s investments in corporate securities, MBSs and ABSs were considered to be in inactive markets, due to concerns in the securities markets and resulting lack of liquidity.  As a result, there have been significant changes in certain inputs which led to transfers into Level 3.  During 2008, additional observable inputs were obtained on assets previously considered Level 3, which led to transfers out of that category.

Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Financial Instruments Not Carried at Fair Value

SFAS No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107) requires additional disclosures of fair value information of financial instruments.  The following include disclosures for the other financial instruments not carried at fair value and not included in the above SFAS 157 disclosure.

In estimating fair value for its SFAS 107 disclosures, the Company used the following methods and assumptions:

Mortgage loans on real estate, net:  The fair values of mortgage loans on real estate are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings.  Loans with similar characteristics are aggregated for purposes of the calculations.  Estimated fair value is based on the present value of expected future cash flows discounted at the loan’s effective market interest rate.

Policy loans:  The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment contracts:  The fair values of the Company’s liabilities under investment type contracts are based on one of two methods.  For investment contracts without defined maturities, fair value is the amount payable on demand, net of certain surrender charges.  For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis.  Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

The following table summarizes the carrying values and estimated fair values of financial instruments subject to disclosure requirements as of December 31:

	2008		2007
	Carrying	Estimated	Carrying	Estimated
(in millions)	value	fair value	value	fair value

Assets
Investments:
Mortgage loans on real estate, net	$ 723.7	$ 660.3	$ 824.8	$ 830.9
Policy loans	3.6	3.6	4.9	4.9

Liabilities
Investment contracts	(2,975.0)	(3,041.5)	(3,392.2)	(3,291.7)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(5)	Derivative Financial Instruments

Qualitative Disclosure

Interest Rate Risk Management

The Company periodically purchases fixed rate investments to back variable rate liabilities.  As a result, the Company can be exposed to interest rate risk due to the mismatch between variable rate liabilities and fixed rate assets.  In an effort to mitigate the risk from this mismatch, the Company enters into various types of derivative instruments, with fluctuations in the fair values of the derivatives offsetting changes in the fair values of the investments resulting from changes in interest rates.  The Company principally uses pay fixed/receive variable interest rate swaps to manage this risk.

Under these interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments.  The fixed interest paid on the swap offsets the fixed interest received on the investment, resulting in the Company receiving the variable interest payments on the swap, generally 3-month U.S. London Interbank Offered Rate (LIBOR), and the credit spread on the investment.  The net receipt of a variable rate will then more closely match the variable rate paid on the liability.

As a result of entering into fixed rate commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of such commitments due to changes in interest rates during the commitment period prior to funding of the loans.  In an effort to manage this risk, the Company enters into short U.S. Treasury futures and/or pay fixed interest rate swaps during the commitment period.  With short U.S. Treasury futures or pay fixed interest rate swaps, if interest rates rise/fall, the gains/losses on the futures will offset the change in fair value of the commitment attributable to the change in interest rates.

The Company periodically purchases variable rate investments such as commercial mortgage loans and corporate bonds.  As a result, the Company can be exposed to variability in cash flows and investment income due to changes in interest rates.  Such variability poses risks to the Company when the assets are funded with fixed rate liabilities.  In an effort to manage this risk, the Company may enter into receive fixed/pay variable interest rate swaps.  In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments.  The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment.  The net receipt of a fixed rate will then more closely match the fixed rate paid on the liability.

In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments.  The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment.  The net receipt of a fixed rate will then more closely match the fixed rate paid on the liability.

Foreign Currency Risk Management

The Company is exposed to changes in the fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and related interest rates.  In an effort to manage this risk, the Company uses cross-currency interest rate hedges to swap these asset characteristics to variable U.S. dollar rate instruments.  Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in a foreign currency, and receive a variable U.S. dollar rate, generally 3-month U.S. LIBOR.  These derivative instruments are designated as a fair value hedge of a fixed rate foreign denominated asset.

Cross-currency interest rate swaps on variable rate investments are structured to pay a variable rate, in a foreign currency, and receive a fixed U.S. dollar rate.  The terms of the foreign currency paid on the swap will exactly match the terms of the foreign currency received on the asset, thus eliminating currency risk.  These derivative instruments are designated as a cash flow hedge.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Equity Market Risk Management

Asset fees calculated as a percentage of separate account assets are a significant source of revenue to the Company.  As of December 31, 2008, approximately 67% of separate account assets were invested in equity mutual funds (approximately 77% as of December 31, 2007).  Gains and losses in the equity markets result in corresponding increases and decreases in the Company’s separate account assets and asset fee revenue.  In addition, a decrease in separate account assets may decrease the Company’s expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in guaranteed contract claims, which also may require the Company to accelerate amortization of DAC.

Many of the Company’s individual variable annuity contracts offer guaranteed minimum death benefit (GMDB) features.  A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a specified amount, which may be based on premiums paid less amounts withdrawn or contract value on a specified anniversary date.  A decline in the stock market causing the contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the contract value.  This could result in additional GMDB claims.  As of December 31, 2008 and 2007, the Company’s net amount at risk was $182.7 million and $10.4 million, respectively.  As of December 31, 2008 and 2007, the Company’s reserve for GMDB claims was $5.9 million and $0.7 million, respectively.

Other Non-Hedging Derivatives

The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns to replicate a higher yielding bond.  These selected assets may have sufficient duration for the related liability, but do not earn a sufficient credit spread.  The combined credit default swap and investments provide cash flows with the duration and credit spread targeted by the Company.  The credit default swaps do not qualify for hedge accounting treatment.

The Company also has purchased credit default protection on selected debt instruments exposed to short-term credit concerns, or because the combination of the corporate bond and purchased default protection provides sufficient spread and duration targeted by the Company.  The purchased credit default protection is not designated for hedge accounting treatment.

Quantitative Disclosure

Fair Value Hedges

During the years ended December 31, 2008, 2007 and 2006, a net loss of $0.1 million, a net loss of $0.2 million and a net gain of $0.1 million, respectively, were recognized in net realized investment gains and losses related to the ineffective portion of fair value hedging relationships.  There were no gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.  There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

Cash Flow Hedges

For the years ended December 31, 2008, 2007 and 2006, the ineffective portion of cash flow hedges was a net gain of $0.1 million, a net loss of $0.1 million and a net gain of $0.1 million, respectively.  There were no net gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.

In general, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions, other than those relating to variable interest on existing financial instruments, is twelve months or less.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Other Derivative Instruments

Net realized investment gains and losses for the years ended December 31, 2008, 2007 and 2006 included a net gain of $8.0 million, a net loss of $4.2 million and a net gain of $0.2 million, respectively, related to other derivative instruments not designated in hedging relationships.

The following table summarizes the notional amount of derivative financial instruments outstanding as of December 31:
(in millions)	2008	2007

Interest rate swaps:
Pay fixed/receive variable rate swaps hedging investments	$ 7.0	$ 7.0
Pay variable/receive fixed rate swaps hedging investments	19.0	3.0
Cross-currency interest rate swaps:
Hedging foreign currency denominated investments	30.6	31.5
Credit default swaps	26.5	52.0
Total	$ 83.1	$ 93.5

The notional value is the amount upon which exchanges of interest are based.  Exposure to a counterparty arises if the net expected cash flows are positive, as calculated based on forward interest rate curves and notional contract values.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Credit Derivatives

The Company enters into two distinct types of credit derivative contracts (or credit default swaps) which allows the Company to either sell or buy credit protection on a specific creditor or credit index.  When the Company sells credit protection against a specific creditor or credit index to a counterparty, it receives periodic premium payments similar to the risk premium received on an equivalent maturity bond from the same creditor.  In return, the Company agrees to provide for losses if a credit event occurs during the lifetime of the contract, by buying a pre-determined cash bond from the counterparty at face value. In such a contract, a credit event will be defined in the trade settlement documentation and may include, but not be limited to, creditor bankruptcy or restructuring.  There are no recourse provisions associated with these contracts.

The Company had exposure to credit protection contracts for the years ended December 31, 2008, 2007 and 2006 and experienced losses of $9.6 million in 2008 and no losses in 2007 or 2006, on such contracts.  The following table presents the Company’s outstanding exposure to credit protection contracts, all of which are related to corporate debt instruments, as of December 31, 2008 by contract maturity and industry exposure:

	Less than or equal to one year		One to three years		Three to five years		Total
	Maximum	Estimated	Maximum	Estimated	Maximum	Estimated	Maximum	Estimated
	potential	fair	potential	fair	potential	fair	potential	fair
(in millions)	risk	value	risk	value	risk	value	risk	value

Single sector exposure:
Consumer goods	$ -	$ -	$ 3.0	$ (0.4)	$ -	$ -	$ 3.0	$ (0.4)
Financial	-	-	7.5	(1.0)	5.0	-	12.5	(1.0)
Utilities	4.5	-	-	-	-	-	4.5	-
Total	$ 4.5	$ -	$ 10.5	$ (1.4)	$ 5.0	$ -	$ 20.0	$ (1.4)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(6)	Investments

The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale as of the dates indicated:

		Gross	Gross
	Amortized	unrealized	unrealized	Estimated
(in millions)	cost	gains	losses	fair value

December 31, 2008:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations	$ 7.1	$ 0.4	$ -	$ 7.5
U.S. Government agencies1	29.6	3.1	-	32.7
Obligations of states and political subdivisions	25.1	0.1	0.2	25.0
Corporate securities
Public	805.4	10.9	88.5	727.8
Private	555.1	5.6	39.4	521.3
Mortgage-backed securities	553.5	8.3	72.9	488.9
Asset-backed securities	393.6	1.5	79.6	315.5
Total fixed maturity securities	2,369.4	29.9	280.6	2,118.7
Equity securities	4.2	0.1	-	4.3
Total securities available-for-sale	$ 2,373.6	$ 30.0	$ 280.6	$ 2,123.0

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations	$ 7.4	$ 0.3	$ -	$ 7.7
U.S. Government agencies	29.2	0.9	-	30.1
Obligations of states and political subdivisions	33.7	0.2	0.1	33.8
Corporate securities
Public	804.1	13.6	12.7	805.0
Private	693.8	14.3	6.8	701.3
Mortgage-backed securities	613.7	3.9	10.7	606.9
Asset-backed securities	426.8	2.0	15.1	413.7
Total fixed maturity securities	2,608.7	35.2	45.4	2,598.5
Equity securities	5.6	-	0.1	5.5
Total securities available-for-sale	$ 2,614.3	$ 35.2	$ 45.5	$ 2,604.0

__________
1	Includes $22.2 million of securities explicitly backed by the full faith and credit of the U.S. Government.

The market value of the Company’s general account investments may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads.  While the Company has the ability and intent to hold available-for-sale debt securities in unrealized loss positions that are not other-than-temporarily impaired until recovery, it may experience realized investment losses to the extent its liquidity needs require the disposition of general account fixed maturity securities in unfavorable interest rate, liquidity or credit spread environments.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Debt securities accounted for under EITF 99-20 may experience other-than-temporary impairment in future periods in the event an adverse change in cash flows is anticipated or probable.  Furthermore, equity securities may experience other-than-temporary impairment in the future based on the prospects for recovery in value in a reasonable period.  In addition, debt securities may experience other-than-temporary impairment in the future based on the probability that that Company may not be able to receive all contractual payments when due.

The Company held securities issued by institutions in the financial sector with equity-type features, classified as fixed maturity, with estimated fair values of $31.0 million and $32.3 million, and gross unrealized losses of $20.5 million and $1.5 million, as of December 31, 2008 and December 31, 2007, respectively.  Of these securities in an unrealized loss position as of December 31, 2008, $6.6 million, or 24%, were in an unrealized loss position for more than one year compared to none as of December 31, 2007.  As of December 31, 2008, the Company evaluates such securities for other-than-temporary impairment using the criteria of either a debt or an equity security depending on the facts and circumstances of the individual issuer.

The table below summarizes the amortized cost and estimated fair value of fixed maturity securities available-for-sale, by maturity, as of December 31, 2008.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
(in millions)	cost	fair value

Fixed maturity securities available-for-sale:
Due in one year or less	$ 115.0	$ 113.6
Due after one year through five years	858.6	808.5
Due after five years through ten years	256.7	229.5
Due after ten years	192.0	162.7
Subtotal	1,422.3	1,314.3
Mortgage-backed securities	553.5	488.9
Asset-backed securities	393.6	315.5
Total	$ 2,369.4	$ 2,118.7

The following table presents the components of net unrealized losses on securities available-for-sale as of December 31:

(in millions)	2008	2007

Net unrealized losses, before adjustments and taxes	$ (250.6)	$ (10.3)
Adjustment to DAC	136.2	14.5
Deferred federal income taxes	40.0	(2.0)
Net unrealized losses	$ (74.4)	$ 2.2

The following table presents an analysis of the net (increase) decrease in net unrealized (losses) gains on securities available-for-sale before adjustments and taxes for the years ended December 31:

(in millions)	2008	2007	2006

Fixed maturity securities	$ (240.5)	$ 3.4	$ (18.3)
Equity securities	0.2	(0.1)	(0.2)
Net (increase) decrease	$ (240.3)	$ 3.3	$ (18.5)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

For securities available-for-sale as of the dates indicated, the following table summarizes the Company’s gross unrealized losses based on the amount of time each type of security has been in an unrealized loss position:

	Less than or equal to one year		More than one year		Total
		Gross		Gross		Gross
	Estimated	unrealized	Estimated	unrealized	Estimated	unrealized
(in millions)	fair value	losses	fair value	losses	fair value	losses

December 31, 2008:
Fixed maturity securities:
Obligations of states and
political subdivisions	$ 13.4	$ 0.2	$ 1.3	$ -	$ 14.7	$ 0.2
Corporate securities
Public	364.1	54.2	148.7	34.3	512.8	88.5
Private	219.9	26.0	130.7	13.4	350.6	39.4
Mortgage-backed securities	92.9	15.7	197.6	57.2	290.5	72.9
Asset-backed securities	122.9	25.0	164.4	54.6	287.3	79.6
Total	$ 813.2	$ 121.1	$ 642.7	$ 159.5	$ 1,455.9	$ 280.6
% of gross unrealized losses		43%		57%

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and
obligations of U.S. Government
corporations	$ -	$ -	$ 0.2	$ -	$ 0.2	$ -
Obligations of states and
political subdivisions	0.1	-	22.3	0.1	22.4	0.1
Corporate securities
Public	232.1	6.9	189.3	5.8	421.4	12.7
Private	60.4	0.8	280.8	6.0	341.2	6.8
Mortgage-backed securities	155.7	3.4	236.5	7.3	392.2	10.7
Asset-backed securities	156.0	7.6	142.2	7.5	298.2	15.1
Total fixed maturity securities	604.3	18.7	871.3	26.7	1,475.6	45.4
Equity securities	5.6	0.1	-	-	5.6	0.1
Total	$ 609.9	$ 18.8	$ 871.3	$ 26.7	$ 1,481.2	$ 45.5
% of gross unrealized losses		41%		59%

The Company has fixed maturity securities that have been in an unrealized loss position for more than one year that are not other-than-temporarily impaired.  The Company reviews assets in unrealized loss positions and evaluates whether or not the losses are other-than-temporary.  Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.

As of December 31, 2008, fixed maturity securities that have been in an unrealized loss position for more than one year totaled $159.5 million, or 57% of the Company’s total unrealized losses on fixed maturity securities.  Of this total, $129.3 million, or 81%, were classified as investment grade securities, as defined by the NAIC.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008, 527, or 67%, of the Company’s investments in fixed maturity securities were in an unrealized loss position, in comparison to 455, or 55%, as of December 31, 2007.

The majority of the increases in the Company’s unrealized losses from December 31, 2007 to 2008 were attributable to corporate securities, MBSs and ABSs.  These increased unrealized loss positions primarily were driven by the combined impact of volatility in investment quality ratings and credit spreads, illiquid markets, and interest rate movements.  In particular, exposure to the financial sector, including through structured securities such as trust preferred, collateralized loan obligations and collateralized debt obligations, have been significantly affected by negative circumstances in that sector.  It is reasonably possible that further declines in estimated fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further other-than-temporary impairments in the near term, which could be significant.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

For fixed maturity securities available-for-sale, the following tables summarize, as of the dates indicated, the Company’s gross unrealized loss position categorized as investment grade vs. non-investment grade, as defined by the NAIC, for the period of time indicated, and based on the ratio of estimated fair value to amortized cost (in millions):

	Period of time for which unrealized loss has existed as of December 31, 2008
	Investment Grade			Non-Investment Grade			Total
Ratio of	Less	More		Less	More		Less	More
estimated fair	than or	than		than or	than		than or	than
value to	equal to	one		equal to	one		equal to	one
amortized cost	one year	year	Total	one year	year	Total	one year	year	Total
Corporate securities - public and private
99.9% - 95.0%	$ 5.2	$ 3.2	$ 8.4	$ 0.1	$ -	$ 0.1	$ 5.3	$ 3.2	$ 8.5
94.9% - 90.0%	10.3	4.7	15.0	1.0	0.8	1.8	11.3	5.5	16.8
89.9% - 85.0%	10.8	3.2	14.0	0.8	2.2	3.0	11.6	5.4	17.0
84.9% - 80.0%	9.7	5.7	15.4	2.0	-	2.0	11.7	5.7	17.4
Below 80.0%	31.4	14.5	45.9	8.9	13.4	22.3	40.3	27.9	68.2
Total	67.4	31.3	98.7	12.8	16.4	29.2	80.2	47.7	127.9

Mortgage-backed securities
99.9% - 95.0%	0.4	0.2	0.6	-	-	-	0.4	0.2	0.6
94.9% - 90.0%	0.4	2.8	3.2	-	-	-	0.4	2.8	3.2
89.9% - 85.0%	1.5	2.2	3.7	-	-	-	1.5	2.2	3.7
84.9% - 80.0%	4.5	4.2	8.7	2.9	3.0	5.9	7.4	7.2	14.6
Below 80.0%	4.7	35.3	40.0	1.3	9.5	10.8	6.0	44.8	50.8
Total	11.5	44.7	56.2	4.2	12.5	16.7	15.7	57.2	72.9

Asset-backed securities
99.9% - 95.0%	1.3	0.2	1.5	-	-	-	1.3	0.2	1.5
94.9% - 90.0%	1.9	3.2	5.1	-	-	-	1.9	3.2	5.1
89.9% - 85.0%	0.7	3.4	4.1	-	0.4	0.4	0.7	3.8	4.5
84.9% - 80.0%	0.2	4.5	4.7	-	0.8	0.8	0.2	5.3	5.5
Below 80.0%	19.6	42.1	61.7	1.3	-	1.3	20.9	42.1	63.0
Total	23.7	53.4	77.1	1.3	1.2	2.5	25.0	54.6	79.6

Other fixed maturity securities 1
99.9% - 95.0%	0.1	-	0.1	-	-	-	0.1	-	0.1
94.9% - 90.0%	0.1	-	0.1	-	-	-	0.1	-	0.1
89.9% - 85.0%	-	-	-	-	-	-	-	-	-
84.9% - 80.0%	-	-	-	-	-	-	-	-	-
Below 80.0%	-	-	-	-	-	-	-	-	-
Total	0.2	-	0.2	-	-	-	0.2	-	0.2

Total fixed maturity securities available-for-sale
99.9% - 95.0%	7.0	3.6	10.6	0.1	-	0.1	7.1	3.6	10.7
94.9% - 90.0%	12.7	10.7	23.4	1.0	0.8	1.8	13.7	11.5	25.2
89.9% - 85.0%	13.0	8.8	21.8	0.8	2.6	3.4	13.8	11.4	25.2
84.9% - 80.0%	14.4	14.4	28.8	4.9	3.8	8.7	19.3	18.2	37.5
Below 80.0%	55.7	91.9	147.6	11.5	22.9	34.4	67.2	114.8	182.0
Total	$ 102.8	$ 129.4	$ 232.2	$ 18.3	$ 30.1	$ 48.4	$ 121.1	$ 159.5	$ 280.6

__________
1
Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

	Period of time for which unrealized loss has existed as of December 31, 2007
	Investment Grade			Non-Investment Grade			Total
Ratio of	Less	More		Less	More		Less	More
estimated fair	than or	than		than or	than		than or	than
value to	equal to	one		equal to	one		equal to	one
amortized cost	one year	year	Total	one year	year	Total	one year	year	Total
Corporate securities - public and private
99.9% - 95.0%	$ 1.6	$ 4.3	$ 5.9	$ 1.4	$ 0.8	$ 2.2	$ 3.0	$ 5.1	$ 8.1
94.9% - 90.0%	0.8	4.0	4.8	1.3	0.4	1.7	2.1	4.4	6.5
89.9% - 85.0%	-	1.1	1.1	0.7	1.2	1.9	0.7	2.3	3.0
84.9% - 80.0%	-	-	-	0.2	-	0.2	0.2	-	0.2
Below 80.0%	-	-	-	1.7	-	1.7	1.7	-	1.7
Total	2.4	9.4	11.8	5.3	2.4	7.7	7.7	11.8	19.5

Mortgage-backed securities
99.9% - 95.0%	1.4	4.1	5.5	-	-	-	1.4	4.1	5.5
94.9% - 90.0%	2.0	3.2	5.2	-	-	-	2.0	3.2	5.2
89.9% - 85.0%	-	-	-	-	-	-	-	-	-
84.9% - 80.0%	-	-	-	-	-	-	-	-	-
Below 80.0%	-	-	-	-	-	-	-	-	-
Total	3.4	7.3	10.7	-	-	-	3.4	7.3	10.7

Asset-backed securities
99.9% - 95.0%	1.6	1.8	3.4	-	-	-	1.6	1.8	3.4
94.9% - 90.0%	2.0	2.3	4.3	-	-	-	2.0	2.3	4.3
89.9% - 85.0%	1.2	1.9	3.1	-	-	-	1.2	1.9	3.1
84.9% - 80.0%	2.8	1.1	3.9	-	-	-	2.8	1.1	3.9
Below 80.0%	-	0.4	0.4	-	-	-	-	0.4	0.4
Total	7.6	7.5	15.1	-	-	-	7.6	7.5	15.1

Other fixed maturity securities 1
99.9% - 95.0%	-	-	-	-	-	-	-	-	-
94.9% - 90.0%	-	0.1	0.1	-	-	-	-	0.1	0.1
89.9% - 85.0%	-	-	-	-	-	-	-	-	-
84.9% - 80.0%	-	-	-	-	-	-	-	-	-
Below 80.0%	-	-	-	-	-	-	-	-	-
Total	-	0.1	0.1	-	-	-	-	0.1	0.1

Total fixed maturity securities available-for-sale
99.9% - 95.0%	4.6	10.2	14.8	1.4	0.8	2.2	6.0	11.0	17.0
94.9% - 90.0%	4.8	9.6	14.4	1.3	0.4	1.7	6.1	10.0	16.1
89.9% - 85.0%	1.2	3.0	4.2	0.7	1.2	1.9	1.9	4.2	6.1
84.9% - 80.0%	2.8	1.1	3.9	0.2	-	0.2	3.0	1.1	4.1
Below 80.0%	-	0.4	0.4	1.7	-	1.7	1.7	0.4	2.1
Total	$ 13.4	$ 24.3	$ 37.7	$ 5.3	$ 2.4	$ 7.7	$ 18.7	$ 26.7	$ 45.4

__________
1
Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

As of December 31, 2008, 35% of the Company’s investments in an unrealized loss position had ratios of estimated fair value to amortized cost of at least 80%.  In addition, 83% of the Company’s investments in an unrealized loss position were classified as investment grade, as defined by the NAIC.  Of the Company’s investments in unrealized loss positions classified as non-investment grade, 38% have been in an unrealized loss position for less than one year.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The NAIC assigns securities quality ratings and uniform valuations (called NAIC Designations), which are used by insurers when preparing their annual statements.  For most securities, NAIC ratings are derived from ratings received from nationally recognized rating agencies.  The NAIC also assigns ratings to securities that do not receive public ratings.  The designations assigned by the NAIC range from class 1 (highest quality) to class 6 (lowest quality).  Of the Company’s general account fixed maturity securities, 91% and 93% were in the two highest NAIC Designations as of December 31, 2008 and 2007, respectively.

The following table shows the equivalent ratings between the NAIC and nationally recognized rating agencies and summarizes the credit quality, as determined by NAIC Designation, of the Company’s general account fixed maturity securities portfolio as of December 31:

(in millions)		2008		2007
NAIC designation1	Rating agency equivalent designation2	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value

1	Aaa/Aa/A	$ 1,444.9	$ 1,304.6	$ 1,788.0	$ 1,778.9
2	Baa	686.0	622.5	637.0	640.4
3	Ba	149.6	124.6	139.8	136.2
4	B	69.9	51.0	26.9	26.8
5	Caa and lower	15.7	12.4	14.6	13.8
6	In or near default	3.3	3.6	2.4	2.4
	Total	$ 2,369.4	$ 2,118.7	$ 2,608.7	$ 2,598.5

__________
1
NAIC Designations are assigned at least annually.  Some designations for securities shown have been assigned to securities not yet assigned an NAIC Designation in a manner approximating equivalent public rating categories.

2
Comparisons between NAIC and Moody’s Investors Service, Inc. (Moody’s) designations are published by the NAIC.  If no Moody’s rating is available, the Company assigns internal ratings corresponding to public ratings.

Subsequent to December 31, 2008, many issuers and securities have been subject to downgrades which may impact the designations of the Company’s general account fixed maturity securities portfolio, but the designations are not expected to be materially different than presented in the table above.

Recent conditions in the securities markets, including changes in investment quality ratings, liquidity, credit spreads and interest rates, have resulted in declines in the values of investment securities, including corporate debt securities, MBSs and ABSs.  When evaluating whether these securities are other-than-temporarily impaired, the Company considers characteristics of the underlying collateral, such as delinquency and default rates, the quality of the underlying borrower, the type of collateral in the pool, the vintage year of the collateral, subordination levels within the structure of the collateral pool, expected future cash flows, and the Company’s ability and intent to hold the security to recovery.  These and other factors also affect the estimated fair value of these securities.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s investments in MBSs and ABSs include securities that are supported by Alt-A and Sub-prime collateral.  The Company considers Alt-A collateral to be mortgages whose underwriting standards do not qualify the mortgage for regular conforming or jumbo loan programs.  Typical underwriting characteristics that cause a mortgage to fall into the Alt-A classification may include, but are not limited to, inadequate loan documentation of a borrower’s financial information, debt-to-income ratios above normal lending limits, loan-to-value ratios above normal lending limits that do not have primary mortgage insurance, a borrower who is a temporary resident, and loans securing non-conforming types of real estate.  Alt-A mortgages are generally issued to borrowers having higher Fair Isaac Credit Organization (FICO) scores, and the lender typically issues a slightly higher interest rate for such mortgages.  The Company considers Sub-prime collateral to be mortgages that are first-lien mortgage loans issued to Sub-prime borrowers, as demonstrated by recent delinquent rent or housing payments or substandard FICO scores.  Second-lien mortgage loans are also considered Sub-prime.  The amortized cost and estimated fair value of the Company’s investments in securities containing Alt-A collateral totaled $240.6 million and $182.9 million, respectively, and the amortized cost and estimated fair value of the Company’s investments in securities containing Sub-prime collateral totaled $110.2 million and $94.5 million, respectively.  As of December 31, 2008, 67.0% and 90.6% of securities containing Alt-A and Sub-prime collateral, respectively, were rated AA or better.  In addition, 63.0% and 76.4% of Alt-A and Sub-prime collateral, respectively, was originated in 2005 or earlier.

In addition, recent market activity has negatively impacted the Company's investments in commercial mortgage-backed securities (CMBS).  These investments in CMBS are generally characterized by securities that are collateralized by static, heterogeneous pools of mortgages on commercial real estate properties.  Deals are generally diversified across property types, geography, borrowers, tenants, loan size, coupon and vintages.  As of December 31, 2008, the amortized cost and estimated fair value of the Company’s investments in CMBS totaled $132.1 million and $100.9 million, respectively, while the December 31, 2007 amortized cost was $101.0 million and estimated fair value was $99.5 million.

Proceeds from the sale of securities available-for-sale during 2008, 2007 and 2006 were $287.7 million, $700.6 million and $806.0 million, respectively.  During 2008, gross gains of $1.7 million ($4.9 million and $10.2 million in 2007 and 2006, respectively) and gross losses of $1.3 million ($11.4 million and $21.1 million in 2007 and 2006, respectively) were realized on those sales.

The Company grants mainly commercial mortgage loans on real estate to customers throughout the U.S.  As of December 31, 2008, the Company’s largest exposure to any single borrower, region and property type was 3%, 23% and 31%, respectively, of the Company’s general account mortgage loan portfolio, compared to 3%, 22% and 30%, respectively, as of December 31, 2007.

As of December 31, 2008, the carrying value of commercial mortgage loans on real estate considered impaired was $9.0 million for which a $3.4 million valuation allowance had been established.  There were no commercial mortgage loans on real estate considered impaired and no related valuation allowance as of December 31, 2007.  No valuation allowance exists for collateral dependent commercial mortgage loans for which the fair value of the collateral is estimated to be greater than the carrying value.

The following table summarizes activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31:

(in millions)	2008	2007	2006

Allowance, beginning of period	$ 2.3	$ 2.7	$ 3.4
Net change in allowance	4.3	(0.4)	(0.7)
Allowance, end of period	$ 6.6	$ 2.3	$ 2.7

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes net realized investment losses by source for the years ended December 31:

(in millions)	2008	2007	2006

Total realized gains on sales, net of hedging losses	$ 1.9	$ 6.3	$ 5.3
Total realized losses on sales, net of hedging gains	(3.8)	(13.5)	(22.6)
Total other-than-temporary and other investment impairments	(98.6)	(13.3)	(0.7)
Credit default swaps	2.4	(4.2)	0.5
Other derivatives	(4.4)	0.1	0.6
Net realized investment losses	$ (102.5)	$ (24.6)	$ (16.9)

The following table summarizes other-than-temporary and other investment impairments by asset type for the years ended December 31:

(in millions)	2008	2007	2006

Fixed maturity securities:
Corporate securities
Public	$ 11.0	$ 1.5	$ 0.5
Private	10.8	0.7	0.1
Mortgage-backed securities	35.2	-	-
Asset-backed securities	34.8	11.1	0.1
Total fixed maturity securities	91.8	13.3	0.7

Equity securities	3.4	-	-
Other	3.4	-	-
Total other-than-temporary and other investment impairments	$ 98.6	$ 13.3	$ 0.7

The following table summarizes net investment income by investment type for the years ended December 31:

(in millions)	2008	2007	2006

Securities available-for-sale:
Fixed maturity securities	$ 141.7	$ 168.5	$ 204.6
Equity securities	0.5	0.3	0.5
Mortgage loans on real estate	47.0	57.9	69.9
Short-term investments	0.8	4.9	15.0
Other	1.0	1.0	2.4
Gross investment income	191.0	232.6	292.4
Less:
Investment expenses	6.0	7.4	8.3
Net investment income ceded (Note 11)	134.0	179.7	241.8
Net investment income	$ 51.0	$ 45.5	$ 42.3

Fixed maturity securities with an amortized cost of $4.9 million and $4.8 million as of December 31, 2008 and 2007, respectively, were on deposit with various regulatory agencies as required by law.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008 and 2007, the Company had received $33.9 million and $47.6 million, respectively, of cash collateral on securities lending.  The Company had not received any non-cash collateral on securities lending as of December 31, 2008 and 2007.  As of December 31, 2008 and 2007, the Company had loaned securities with a fair value of $33.2 million and $46.8 million, respectively.

As of December 31, 2008 and 2007, the Company had not received any cash for derivative collateral.  As December 31, 2008 the Company held $2.8 million of securities as off-balance sheet collateral on derivative transactions compared to none as of December 31, 2007.  As of December 31, 2008, the Company had pledged fixed maturity securities with a fair value of $1.6 million as collateral to various derivative counterparties compared to $0.6 million as of December 31, 2007.  The Company considers its exposure to credit risk related to uncollateralized derivative receivables and payables in measuring the fair value of its derivative assets and liabilities.  The impact of this risk was immaterial to the overall fair value measurement as of December 31, 2008.

(7)	Deferred Policy Acquisition Costs

The following table presents a reconciliation of DAC for the years ended December 31:

(in millions)	2008	2007

Balance at beginning of period	$ 284.1	$ 245.2
Capitalization of DAC	83.8	58.9
Amortization of DAC	(40.3)	(21.7)
Adjustments to unrealized gains and losses on securities available-for-sale	121.7	1.7
Balance at end of period	$ 449.3	$ 284.1

See Note 2(e) for information on the Company’s DAC policies.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(8)	Variable Annuity Contracts

The Company issues traditional variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder.  The Company also issues non-traditional variable annuity contracts in which the Company provides various forms of guarantees to benefit the related contractholders.  The Company provides two primary guarantee types under its non-traditional variable annuity contracts:  (1) GMDB and (2) guaranteed minimum income benefits (GMIB).

The GMDB provides a specified minimum return upon death.  Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse.  The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death.  The Company has offered five primary GMDB types:

•
Return of premium – provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments, which is referred to as “net premiums”.  There are two variations of this benefit.  In general, there is no lock in age for this benefit.  However, for some contracts the GMDB reverts to the account value at a specified age, typically age 75.

•
Reset – provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to lock-in age) account value adjusted for withdrawals.  For most contracts, this GMDB locks in at age 86 or 90, and for others the GMDB reverts to the account value at age 75, 85, 86 or 90.

•
Ratchet – provides the greater of a return of premium death benefit or the highest specified “anniversary” account value (prior to age 86) adjusted for withdrawals.  Currently, there are three versions of ratchet, with the difference based on the definition of anniversary:  monthaversary – evaluated monthly; annual – evaluated annually; and five-year – evaluated every fifth year.

•
Rollup – provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally 5% simple interest up to the earlier of age 86 or 200% of adjusted premiums.  There are two variations of this benefit.  For certain contracts, this GMDB locks in at age 86, and for others the GMDB reverts to the account value at age 75.

•
  Earnings enhancement – provides an enhancement to the death benefit that is a specified percentage of the adjusted earnings accumulated on the contract at the date of death.  There are two versions of this benefit:  (1) the benefit expires at age 86, and a credit of 4% of account value is deposited into the contract; and (2) the benefit does not have an end age, but has a cap on the payout and is paid upon the first death in a spousal situation.  Both benefits have age limitations.  This benefit is paid in addition to any other death benefits paid under the contract.

The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value.  The GMIB types are:

•	Ratchet – provides an annuitization value equal to the greater of account value, net premiums or the highest one-year anniversary account value (prior to age 86) adjusted for withdrawals.
•
Rollup – provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated at 5% compound interest up to the earlier of age 86 or 200% of adjusted premiums.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the account values and net amount at risk, net of reinsurance, for variable annuity contracts with guarantees invested in both general and separate accounts as of December 31:

	2008			2007
	Account	Net amount	Wtd. avg.	Account	Net amount	Wtd. avg.
(in millions)	value	at risk1	attained age	value	at risk1	attained age

GMDB:
Return of premium	$ 159.9	$ 3.2	67	$ 242.2	$ -	67
Reset	522.6	125.3	67	944.8	7.7	66
Ratchet	137.4	51.3	67	213.5	0.5	67
Rollup	27.6	2.6	66	48.2	0.3	65
Subtotal	847.5	$ 182.4	67	1,448.7	$ 8.5	66
Earnings enhancement	7.6	0.3	63	12.8	1.9	60
Total - GMDB	$ 855.1	$ 182.7	67	$ 1,461.5	$ 10.4	66

GMIB2:
Ratchet	$ 10.9	$ 0.3	N/A	$ 18.1	$ -	N/A
Rollup	28.2	-	N/A	43.6	-	N/A
Total - GMIB	$ 39.1	$ 0.3	N/A	$ 61.7	$ -	N/A

________
1
Net amount at risk is calculated on a seriatum basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit).  As it relates to GMIB, net amount at risk is calculated as if all policies were eligible to annuitize immediately, although all GMIB options have a waiting period of at least 7 years from issuance, with the earliest annuitizations beginning in 2007.

2	The weighted average period remaining until expected annuitization is not meaningful and has not been presented because currently there is no material GMIB exposure.

Net amount at risk is highly sensitive to changes in financial market movements.  The increase in net amount at risk during 2008 is primarily due to declines in the financial markets.

The following table summarizes account balances of variable annuity contracts that were invested in separate accounts as of December 31:

(in millions)	2008	2007

Mutual funds:
Bond	$ 191.2	$ 268.4
Domestic equity	461.8	1,028.0
International equity	84.3	58.5
Total mutual funds	737.3	1,354.9
Money market funds	37.6	32.1
Total	$ 774.9	$ 1,387.0

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s GMDB claim reserves are determined by estimating the expected value of death benefits on contracts that trigger a policy benefit and recognizing the excess ratably over the accumulation period based on total expected assessments.  GMIB claim reserves are determined each period by estimating the expected value of annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total assessments.  The Company regularly evaluates its GMDB and GMIB claim reserve estimates and adjusts the additional liability balances as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised.  The assumptions used in calculating GMIB claim reserves are consistent with those used for calculating GMDB claim reserves.  In addition, the calculation of GMIB claim reserves assumes benefit utilization ranges from a low of 3% when the contractholder’s annuitization value is at least 10% in the money to 100% utilization when the contractholder is 90% or more in the money.

The following assumptions and methodology were used to determine the GMDB claim reserves as of December 31, 2008 and 2007:

•	Data used was based on a combination of historical numbers and future projections involving 50 probabilistically generated economic scenarios
•	Mean gross equity performance – 8.1%
•	Equity volatility – 18.7%
•	Mortality – 100% of Annuity 2000 table
•	Asset fees – equivalent to mutual fund and product loads
•	Discount rate – approximately 7.0%

Lapse rate assumptions vary by duration as shown below:

Duration (years)	1	2	3	4	5	6	7	8	9	10+

Minimum	1.00%	2.00%	2.00%	3.00%	4.50%	6.00%	7.00%	7.00%	11.50%	11.50%
Maximum	1.50%	2.50%	4.00%	4.50%	40.00%	41.50%	21.50%	35.00%	35.00%	18.50%

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(9)	Federal Income Taxes

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax (asset) liability as of December 31:

(in millions)	2008	2007

Deferred tax assets:
Future policy benefits and claims	$ 31.1	$ 16.5
Securities available-for-sale	118.0	7.7
Other	10.1	7.4
Gross deferred tax assets	159.2	31.6

Deferred tax liabilities:
Deferred policy acquisition costs	73.6	62.0
Derivatives	8.9	6.1
Other	59.3	0.6
Gross deferred tax liabilities	141.8	68.7
Net deferred tax (asset) liability	$ (17.4)	$ 37.1

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized.  Future taxable amounts or recovery of federal income taxes paid within the statutory carryback period can offset nearly all future deductible amounts.  There was no valuation allowance as of December 31, 2008 and 2007.  No valuation allowances are required to be recognized as the Company has prudent and feasible tax planning strategies that would, if necessary, be implemented to utilize deferred tax assets.

The Company’s current federal income tax asset, due from NLIC, was $17.3 million and $10.5 million as of December 31, 2008 and 2007, respectively.

Total amounts refunded from NLIC for federal income taxes were $7.4 million, $4.1 million and $1.7 million during the years ended December 31, 2008, 2007, and 2006, respectively.

The following table summarizes federal income tax (benefit) expense attributable to (loss) income from continuing operations for the years ended December 31:

(in millions)	2008	2007	2006

Current	$ (14.3)	$ (4.5)	$ (7.0)
Deferred	(14.1)	10.3	14.0
Federal income tax (benefit) expense	$ (28.4)	$ 5.8	$ 7.0

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Total federal income tax (benefit) expense differs from the amount computed by applying the U.S. federal income tax rate to (loss) income from continuing operations before federal income tax (benefit) expense as follows for the years ended December 31:

	2008		2007		2006
(dollars in millions)	Amount	%	Amount	%	Amount	%

Computed tax (benefit) expense	$ (24.7)	35.0	$ 7.5	35.0	$ 11.4	35.0
Dividend received deduction	(0.6)	0.8	(1.7)	(8.0)	(2.3)	(7.1)
Other, net	(3.1)	4.4	-	-	(2.1)	(6.4)
Total	$ (28.4)	40.2	$ 5.8	27.0	$ 7.0	21.5

As noted previously, the Company adopted the provisions of FIN 48 on January 1, 2007.  There was no impact to the Company’s retained earnings on adoption of FIN 48.  A rollforward of the beginning and ending uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties, is as follows:

(in millions)	2008	2007

Balance at beginning of period	$ -	$ -
Additions for current year tax positions	1.3	-
Balance at end of period	$ 1.3	$ -

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate on December 31, 2008, is $1.3 million.

The Company has included tax on permanent uncertain tax positions and interest and penalties on all uncertain tax positions in determining the potential impact on the effective tax rate above.  An uncertain tax timing position may result in the acceleration of cash payments to the IRS, but will not impact the effective tax rate.

During the years ended December 31, 2008, and 2007, the interest and penalties incurred by the Company was immaterial.  Interest expense and any associated penalties are shown as income tax expense.

Management is not aware of any reasonable possibility of a significant increase or decrease to the total of the uncertain tax positions within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.  With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years through 2002. The IRS commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2007.  As of December 31, 2008, the IRS has proposed adjustments which would not result in a material change to the Company’s financial position.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(10)	Shareholder’s Equity, Regulatory Risk-Based Capital and Dividend Restrictions

Regulatory Risk-Based Capital

The State of Ohio, where the Company is domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC.  The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk.  Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC.  Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action.  The Company exceeded Ohio’s minimum risk-based capital requirements for all periods presented herein.

Statutory Results

The Company is required to prepare statutory financial statements in conformity with the NAIC’s Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable state department of insurance.  Statutory accounting practices focus on insurer solvency and differ from GAAP materially.  The principal differences include charging policy acquisition and certain sales inducement costs to expense as incurred, establishing future policy benefits and claims reserves using different actuarial assumptions, excluding certain assets from statutory admitted assets; and valuing investments and establishing deferred taxes on a different basis.  The following tables summarize the statutory net (loss) income and statutory capital and surplus for the Company for the years ended December 31:

(in millions)	2008 1	2007	2006

Statutory net (loss) income	$ (87.9)	$ (13.4)	$ (45.6)
Statutory capital and surplus	81.7	173.3	158.6

___________
1	Unaudited as of the date of this report.

Dividend Restrictions

The payment of dividends by the Company is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state.  The State of Ohio insurance laws require Ohio-domiciled life insurance companies to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer for the prior year.  During the year ended December 31, 2008, the Company did not pay any dividends to NLIC.  As of January 1, 2009, the Company could pay dividends totaling $8.2 million without obtaining prior approval.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

Comprehensive (Loss) Income

The Company’s comprehensive (loss) income includes net income and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income (other comprehensive income or loss).

The following table summarizes the Company’s other comprehensive (loss) income, before and after federal income tax benefit (expense), for the years ended December 31:

(in millions)	2008	2007	2006

Net unrealized losses on securities available-for-sale
arising during the period:
Net unrealized losses before adjustments	$ (335.1)	$ (16.5)	$ (29.7)
Net adjustment to deferred policy acquisition costs	121.7	1.7	6.6
Related federal income tax benefit	75.2	4.6	8.1
Net unrealized losses	(138.2)	(10.2)	(15.0)

Reclassification adjustment for net realized losses on securities available-for-sale realized during the period:
Net unrealized losses	94.8	19.8	11.2
Related federal income tax benefit	(33.2)	(6.9)	(3.9)
Net reclassification adjustment	61.6	12.9	7.3

Other comprehensive (loss) income on securities available-for-sale	(76.6)	2.7	(7.7)

Accumulated net holding gains (losses) on cash flow hedges:
Unrealized holding gains (losses)	2.4	(1.9)	3.7
Related federal income tax (expense) benefit	(0.8)	0.7	(1.3)
Other comprehensive income (loss) on cash flow hedges	1.6	(1.2)	2.4

Total other comprehensive (loss) income	$ (75.0)	$ 1.5	$ (5.3)

The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines.

Adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during the years ended December 31, 2008, 2007 and 2006.

(11)	Related Party Transactions

The Company has entered into significant, recurring transactions and agreements with NMIC and other affiliates as a part of its ongoing operations.  These include office space leases and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany repurchases and cash management services.  Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed.  For the years ended December 31, 2008, 2007 and 2006, the Company made payments to NMIC and NSC totaling $5.4 million, $4.0 million and $2.6 million, respectively.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company leases office space from NMIC.  For the years ended December 31, 2008, 2007 and 2006, the Company made lease payments to NMIC of $0.4 million, $0.3 million and $0.2 million, respectively.
The Company has a reinsurance agreement with NLIC whereby certain individual deferred fixed annuity contracts are ceded on a modified coinsurance basis.  Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer.  Under the terms of the Company’s agreement, the investment risk associated with changes in interest rates is borne by NLIC.  Risk of asset default is retained by the Company, although a fee is paid by NLIC to the Company for the Company’s retention of such risk.  The agreement will remain in force until all contract obligations are settled.  Amounts ceded to NLIC in 2008 include premiums of $232.6 million ($86.0 million and $101.1 million in 2007 and 2006, respectively); net investment income of $134.0 million ($179.7 million and $241.8 million in 2007 and 2006, respectively); policy reserves of $2.53 billion ($2.77 billion and $3.89 billion in 2007 and 2006, respectively); and benefits, claims and other expenses of $379.9 million ($309.6 million and $365.8 million in 2007 and 2006, respectively).

The Company also has a reinsurance agreement with NLIC whereby a certain life insurance contract is ceded on a 100% coinsurance basis.  No premium amounts were ceded to NLIC in 2008, 2007 and 2006, and benefits of $2.5 million, $1.3 million and $0.3 million were ceded to NLIC during 2008, 2007 and 2006, respectively.  Policy reserves ceded and amounts receivable from NLIC under this agreement totaled $131.6 million and $129.1 million as of December 31, 2008 and 2007, respectively.

Funds of Nationwide Funds Group (NFG), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products.  As of December 31, 2008 and 2007, customer allocations to NFG funds totaled $174.8 million and $206.3 million, respectively.  For the years ended December 31, 2008, 2007 and 2006, NFG paid the Company $0.6 million, $0.7 million and $0.9 million, respectively, for the distribution and servicing of these funds.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value.  Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest.  As of December 31, 2008 and 2007, the Company had no outstanding borrowings from affiliated entities under such agreements.  During 2008, 2007 and 2006, the most the Company had outstanding at any given time was $12.8 million, $56.4 million and $57.6 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements during these years were immaterial.

The Company and various affiliates have agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants.  Amounts on deposit with NCMC for the benefit of the Company were $153.5 million and $47.4 million as of December 31, 2008 and 2007, respectively, and are included in short-term investments on the balance sheets.

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, as discussed in more detail in Note 9.  Effective October 1, 2002, the Company began filing a consolidated federal income tax return with NLIC.  There were no payments (from) to NMIC for the years ended December 31, 2 008 and 2007, compared to $(0.6) million for the years ended December 31, 2006.  This payment related to tax years prior to deconsolidation.

As of December 31, 2008 and 2007, net intercompany receivables due from affiliates were $33.6 million and $37.8 million, respectively.

On March 30, 2009, NLAIC received an $80.0 million cash capital contribution from NLIC.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2008, 2007 and 2006

(12)	Contingencies

Legal Matters

Nationwide Financial Services, Inc., and its affiliates, including NLAIC (collectively NFS), are parties to litigation and arbitration proceedings in the ordinary course of its business.  It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters, including certain of those referred to below, are in very preliminary stages, and NFS does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  NFS does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on NFS’s financial position.  However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on  NFS’s financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices.  A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than NFS.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years.  Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues.  NFS has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by NFS.  NFS has cooperated with these investigations.  Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the NFS and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer.  Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, the use of side agreements and finite reinsurance agreements, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives.  Related investigations, proceedings or inquiries may be commenced in the future.  NFS has been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices and the use of side agreements and finite reinsurance agreements.  NFS is cooperating with regulators in connection with these inquiries and will cooperate with NMIC, NFS’s ultimate parent, in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies.  These proceedings also could affect the outcome of one or more of NFS’s litigation matters.  There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on Company’s financial position or results of operations in the future.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2008, 2007 and 2006

Schedule I                   Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2008 (in millions)

Column A	Column B	Column C	Column D
			Amount at
			which shown
		Market	in the
Type of investment	Cost	value	balance sheet

Fixed maturity securities available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government
corporations	$ 7.1	$ 7.5	$ 7.5
U.S. Government agencies	29.6	32.7	32.7
Obligations of states and political subdivisions	25.1	25.0	25.0
Public utilities	201.1	191.8	191.8
All other corporate	2,106.5	1,861.7	1,861.7
Total fixed maturity securities available-for-sale	2,369.4	2,118.7	2,118.7

Equity securities available-for-sale	4.2	4.3	4.3
Mortgage loans on real estate, net	728.7		723.7
Policy loans	3.6		3.6
Short-term investments, including amounts managed by a related party	165.5		165.5
Total investments	$ 3,271.4		$ 3,015.8

__________
1	Difference from Column B primarily is due to unamortized premiums on the principal value.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2008, 2007 and 2006

Schedule IV                           Reinsurance

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (dollars in millions)

Column A	Column B	Column C	Column D	Column E	Column F
					Percentage
		Ceded to	Assumed		of amount
	Gross	other	from other	Net	assumed
	amount	companies	companies	amount	to net

2008

Life insurance in force	$ 34,867.1	$ 19,809.8	$ -	$ 15,057.3	0.0%
Life insurance premiums 1	57.3	33.9	-	23.4	0.0%

2007

Life insurance in force	$ 26,808.0	$ 20,177.7	$ -	$ 6,630.3	0.0%
Life insurance premiums 1	43.1	31.1	-	12.0	0.0%

2006

Life insurance in force	$ 19,016.4	$ 16,234.0	$ -	$ 2,782.4	0.0%
Life insurance premiums 1	25.9	15.4	-	10.5	0.0%

__________
1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment products and universal life insurance products.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2008, 2007 and 2006

Schedule V                           Valuation and Qualifying Accounts

Years ended December 31, 2008, 2007 and 2006 (in millions)

Column A	Column B	Column C		Column D	Column E
Charged
	Balance at	(credited) to	Charged to		Balance at
	beginning	costs and	other		end of
Description	of period	expenses	accounts	Deductions1	period

2008
Valuation allowances - mortgage loans on real estate	$ 2.3	$ 4.3	$ -	$ -	$ 6.6

2007
Valuation allowances - mortgage loans on real estate	$ 2.7	$ (0.4)	$ -	$ -	$ 2.3

2006
Valuation allowances - mortgage loans on real estate	$ 3.4	$ (0.6)	$ -	$ 0.1	$ 2.7

____________
1	Amount represents transfers to real estate owned and recoveries.

PART C
OTHER INFORMATION

Item 24.              Financial Statements and Exhibits

(a)         Financial Statements

All required financial statements are included in Part A and Part B of this Registration Statement.

(b)         Exhibits

(1)	(a)
 Resolution of the Board of Directors of Provident Mutual Life and Annuity Company of America authorizing establishment of the Providentmutual Variable Annuity Separate Account dated November 20, 1991.  Incorporated herein by reference to post-effective amendment No. 8 to this Registration Statement filed on April 25, 2000, File No. 33-65512.

(2)	Not applicable.

(3)	(a)
Underwriting Agreement among Nationwide Life Insurance Company of America, Nationwide Life and Annuity Company of America, Nationwide Securities, LLC, and Nationwide Provident Variable Separate Accounts.  Incorporated herein by reference to post-effective amendment no. 18 to this Registration Statement filed on July 18, 2008, File No. 33-65512.

(b)	Distribution Agreement by and among Nationwide Life Insurance Company of America, Nationwide Life and Annuity Company of America, and 1717 Capital Management Company. Attached hereto.

(c)	Assignment and Assumption of Distributor’s Interest Under Distribution Agreement by and between Nationwide Securities, LLC and Nationwide Investment Services Corporation. Attached hereto.

(4)	Form of variable annuity contract and riders. Incorporated herein by reference to post-effective amendment No. 5, filed on May 1, 1998, File No. 33-65512.

(5)	Form of application. Incorporated herein by reference to post-effective amendment No. 5, filed on May 1, 1998, File No. 33-65512.

(6)	(a)	Amended Articles of Incorporation for Nationwide Life and Annuity Insurance Company. Attached hereto.

(b)	Amended and Restated Code of Regulations of Nationwide Life and Annuity Insurance Company. Attached hereto.

(c)	Articles of Merger of Nationwide Life and Annuity Company of America with and into Nationwide Life and Annuity Insurance Company, effective December 31, 2009. Attached hereto.

(7)	Not applicable.

(8)	Fund Participation Agreements:

(a)
Restated and Amended Fund Participation Agreement with The Dreyfus Corporation dated January 27, 2000, as amended.  Incorporated herein by reference to post-effective amendment No. 1 filed on July 17, 2007, File No. 333-140608.

(b)
Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp. dated April 1, 2006, as amended.  Incorporated herein by reference to post-effective amendment No. 1 filed on July 17, 2007, File No. 333-140608.

(c)
Fund Participation Agreement with Fidelity Variable Insurance Products Fund dated May 1, 1988, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V.  Incorporated herein by reference to post-effective amendment No. 1 filed on July 17, 2007, File No. 333-140608.

(d)

Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated February 1, 2003, as amended.  Incorporated herein by reference to post-effective amendment No. 1 filed on April 29, 2008, File No. 033-65512.

(e)	Fund Participation Agreement with OCC Accumulation Trust, dated September 16, 1994. Incorporated herein by reference to post-effective amendment No. 1 filed on July 17, 2007, File No. 333-140608.

(f)
Fund Participation Agreement Van Eck Investment Trust, Van Eck Associates Corporation, Van Eck Securities Corporation dated September 1, 1989, as amended.  Incorporated herein by reference to post-effective amendment no. 3 filed on September 27, 2007, File No. 333-137202.

(g)
Fund Participation Agreement with Wells Fargo Management, LLC, Stephens, Inc. dated November 15, 2004, as amended.  Incorporated herein by reference to post-effective amendment no. 3 filed on September 27, 2007, File No. 333-137202.

(9)	Opinion and Consent of Jamie R. Casto, Esquire. Attached hereto.

(10)	Consent of Independent Registered Public Accounting Firm. Attached hereto.

(11)	Not applicable.

(12)	Not applicable.

(13)	Power of Attorney. Attached hereto.

Item 25.              Directors and Officers of the Depositor.

President and Chief Operating Officer and Director	Kirt A. Walker
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Chief Administrative Officer	Terri L. Hill
Executive Vice President-Chief Human Resources Officer	Gale V. King
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Marketing Officer	James R. Lyski
Executive Vice President-Chief Investment Officer	Gail G. Snyder
Executive Vice President-Finance	Lawrence A. Hilsheimer
Executive Vice President	Mark A. Pizzi
Executive Vice President and Director	Mark R. Thresher
Senior Vice President and Treasurer	Harry H. Hallowell
Senior Vice President-Associate Services	Robert J. Puccio
Senior Vice President-Business Transformation Office	Gregory S. Moran
Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody
Senior Vice President-Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President-Chief Litigation Counsel	Randolph C. Wiseman
Senior Vice President-Chief Risk Officer	Michael W. Mahaffey
Senior Vice President-CIO IT Infrastructure	Robert J. Dickson
Senior Vice President-Customer Insight/Analytic	Paul D. Ballew
Senior Vice President-Customer Relationships	David R. Jahn
Senior Vice President-Division General Counsel	Roger A. Craig
Senior Vice President-Division General Counsel	Thomas W. Dietrich
Senior Vice President-Division General Counsel	Sandra L. Neely
Senior Vice President-Government Relations	Jeffrey D. Rouch
Senior Vice President-Head of Taxation	Pamela A. Biesecker
Senior Vice President-Human Resources	Kim R. Geyer
Senior Vice President-Individual Investments Business Head	Eric S. Henderson
Senior Vice President-Individual Protection Business Head and Director	Peter A. Golato
Senior Vice President-PCIO Information Technology	Srinivas Koushik
Senior Vice President-NF Marketing	Gordon E. Hecker
Senior Vice President-CIO NF Systems	Susan Gueli
Senior Vice President-NFN Retail Distribution	Michael A. Hamilton
Senior Vice President-Non-Affiliated Sales	John L. Carter
Senior Vice President-NW Retirement Plans	William S. Jackson
Senior Vice President-President – NW Retirement Plans	Anne L. Arvia
Senior Vice President-President-Nationwide Funds Group	Michael S. Spangler
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-Human Resources	Kim R. Geyer
Senior Vice President-Marketing Services	Jennifer M. Hanley
Senior Vice President-Property and Casualty Personal Lines Product Pricing	J. Lynn Greenstein
Senior Vice President-Property and Casualty/Farm Product Pricing	James R. Burke
Senior Vice President	Kai V. Monahan
Senior Vice President	Matthew Jaunchius
Director	Stephen S. Rasmussen

                       The business address of the Directors and Officers of the Depositor is:
                       One Nationwide Plaza, Columbus, Ohio 43215

Item 26.                  Persons Controlled by or Under Common Control with the Depositor or Registrant.

*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1492 Capital, LLC	Ohio		The company acts as an investment holding company.
1717 Brokerage Services, Inc.	Pennsylvania		The company is a multi-state licensed insurance agency.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands		The company is in the business of reinsurance of mortgage guaranty risks.
ALLIED General Agency Company	Iowa		The company acts as a managing general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa		The company is a property and casualty insurance holding company.
ALLIED Property and Casualty Insurance Company	Iowa		The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas		The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company for the independent agency companies.
AMCO Insurance Company	Iowa		The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida		The company is an underwriting manager for ocean cargo and hull insurance.

Atlantic Floridian Insurance Company	Ohio	The company writes personal lines residential property insurance in the State of Florida.
Atlantic Insurance Company	Texas	The company operates as a multi-line insurance company.
Audenstar Limited	England	The company is an investment holding company.
Champions of the Community, Inc.	Ohio	The company raises money to enable it to make gifts and grants to charitable organizations.
Colonial County Mutual Insurance Company*	Texas	The company underwrites non-standard automobile and motorcycle insurance and various other commercial liability coverages in Texas.
Crestbrook Insurance Company*	Ohio	The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa	The company underwrites general property and casualty insurance.
DVM Insurance Agency, Inc.	California	The company places pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
Farmland Mutual Insurance Company	Iowa	The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Better Health, Inc. (fka Future Health Holding Company)	Maryland	The company provides population health management.
Gates, McDonald & Company*	Ohio	The company provides services to employers for managing workers’ and unemployment compensation matters and employee leave administration.
Gates, McDonald & Company of New York, Inc.	New York	The company provides workers’ compensation and self-insured claims administration services to employers with exposure in New York.

GatesMcDonald Health Plus Inc.	Ohio	The company provides medical management and cost containment services to employers.
Insurance Intermediaries, Inc.	Ohio	The company is an insurance agency and provides commercial property and casualty brokerage services.
Life REO Holdings, LLC	Ohio	The company is an investment company.
Lone Star General Agency, Inc.	Texas	The company acts as general agent to market nonstandard automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
National Casualty Company	Wisconsin	The company underwrites various property and casualty coverage, as well as some individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England	This is a limited liability company organized for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds. The company is currently inactive.
Nationwide Advantage Mortgage Company*	Iowa	The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio	The company is a property and casualty insurer that writes personal lines of business.
Nationwide Agribusiness Insurance Company	Iowa	The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio	The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management Holdings	England and Wales	The company operates as an investment holding company.
Nationwide Asset Management, LLC	Ohio	The company provides investment advisory services as a registered investment advisor to affiliated and non-affiliated clients.

Nationwide Assurance Company	Wisconsin	The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank*	United States
This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

Nationwide Better Health Holding Company (fka Nationwide Better Health, Inc.)	Ohio	The company provides health management services.
Nationwide Cash Management Company	Ohio	The company buys and sells investment securities of a short-term nature as the agent for other corporations, foundations and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio	The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio	The company acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance.
Nationwide Document Solutions, Inc.	Iowa	The company provides general printing services to its affiliated companies as well as to certain unaffiliated companies.
Nationwide Emerging Managers, LLC	Delaware	The company acquires and holds interests in registered investment advisors and provides investment management services.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio	The company’s purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio	The company is an administrator of structured settlements.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware	The company is an insurance agency.

Nationwide Financial Services Capital Trust	Delaware	The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware	The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute long-term savings and retirement products.
Nationwide Financial Structured Products, LLC	Ohio	The company captures and reports the results of the structured products business unit.
Nationwide Foundation*	Ohio	The company contributes to non-profit activities and projects.
Nationwide Fund Advisors (fka Gartmore Mutual Fund Capital Trust)	Delaware	The trust acts as a registered investment advisor.
Nationwide Fund Distributors LLC (successor to Gartmore Distribution Services, Inc.)	Delaware	The company is a limited purpose broker-dealer.
Nationwide Fund Management LLC (successor to Gartmore Investors Services, Inc.)	Delaware	The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide General Insurance Company	Ohio	The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Funds	Luxembourg
The exclusive purpose of the Company is to invest the funds available to it in transferable securities and other assets permitted by law with the aim of spreading investment risks and affording its shareholders the results of the management of its assets.

Nationwide Global Holdings, Inc.	Ohio	The company is a holding company for the international operations of Nationwide.
Nationwide Global Ventures, Inc.	Delaware	The company acts as a holding company.

Nationwide Indemnity Company*	Ohio	The company is involved in the reinsurance business by assuming business from Nationwide Mutual Insurance Company and other insurers within the Nationwide insurance organization.
Nationwide Insurance Company of America	Wisconsin	The company is an independent agency personal lines underwriter of property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio	The company transacts general insurance business, except life insurance.
Nationwide International Underwriters	California	The company is a special risks, excess and surplus lines underwriting manager.
Nationwide Investment Advisors, LLC	Ohio	The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma
This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. The company also provides educational services to retirement plan sponsors and its participants.

Nationwide Life and Annuity Company of America**	Delaware	The company provides individual variable and traditional life insurance and other investment products. The company also maintains blocks of individual variable and fixed annuities products.
Nationwide Life and Annuity Insurance Company**	Ohio	The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.
Nationwide Life Insurance Company*	Ohio	The company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.

Nationwide Life Insurance Company of America*	Pennsylvania
The company is a financial services provider that sells individual traditional and variable life insurance products, group annuity products and other investment products. The Company also maintains blocks of individual variable and fixed annuities and a block of direct response-marketed life and health insurance products.

Nationwide Lloyds	Texas	The company markets commercial and property insurance in Texas.
Nationwide Mutual Capital, LLC	Ohio	The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.
Nationwide Mutual Capital I, LLC*	Delaware	The business of the company is to achieve long term capital appreciation through a portfolio of primarily domestic equity investments in financial service and related companies.
Nationwide Mutual Fire Insurance Company	Ohio	The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio	The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio	The company invests in private equity funds.
Nationwide Property and Casualty Insurance Company	Ohio	The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio	The company provides alarm systems and security guard services.
Nationwide Provident Holding Company*	Pennsylvania	The company is a holding company for non-insurance subsidiaries.
Nationwide Realty Investors, Ltd.*	Ohio	The company is engaged in the business of developing, owning and operating real estate and real estate investment.

Nationwide Retirement Solutions, Inc.*	Delaware	The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona	The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio	The company provides retirement products, marketing, education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas	The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Insurance Agency, Inc.	Massachusetts	The company markets and administers deferred compensation plans for public employees.
Nationwide SA Capital Trust	Delaware	The trust acts as a registered investment advisor.
Nationwide Sales Solutions, Inc.	Iowa	The company engages in the direct marketing of property and casualty insurance products.
Nationwide Securities, LLC	Delaware	The company is a registered broker-dealer and provides investment management and administrative services.
Nationwide Separate Accounts, LLC	Delaware	The company has deregistered as an investment advisor and acts as a holding company.
Nationwide Services Company, LLC	Ohio	The company performs shared services functions for the Nationwide organization.
Nationwide Services For You, LLC	Ohio	The Company provides consumer services that are related to the business of insurance, including services that help consumers prevent losses and mitigate risks.
Newhouse Capital Partners, LLC	Delaware	The company is an investment holding company.
Newhouse Capital Partners II, LLC	Delaware	The company is an investment holding company.

Newhouse Special Situations Fund I, LLC	Delaware	The company is currently inactive.
NF Reinsurance Ltd.*	Bermuda	The company serves as a captive reinsurer for Nationwide Life Insurance Company’s universal life, term life and annuity business.
NFS Distributors, Inc.	Delaware	The company acts primarily as a holding company for Nationwide Financial Services, Inc.’s distribution companies.
NMC CPC WT Investment, LLC	Delaware	The business of the company is to hold and exercise rights in a specific private equity investment.
NWD Asset Management Holdings, Inc.	Delaware	The company is an investment holding company.
NWD Investment Management, Inc.	Delaware	The company acts as a holding company and provides other business services for the NWD Investment group of companies.
NWD Management & Research Trust	Delaware	The company acts as a holding company for the NWD Investment group of companies and as a registered investment advisor.
NWD MGT, LLC	Delaware
The company is a passive investment holder in Newhouse Special Situations Fund I, LLC for the purpose of allocation of earnings to the NWD Investment management team as it relates to the ownership and management of Newhouse Special Situations Fund I, LLC.

NWM Merger, Sub Inc.	Delaware	This company was merged with and into Nationwide Financial Services, Inc. on January 1, 2009 as part of the acquisition of the publicly held shares of Nationwide Financial Services, Inc.
Pension Associates, Inc.	Wisconsin	The company provides pension plan administration and recordkeeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa	The company is an insurance agency.
Privilege Underwriters, Inc.	Florida	The company acts as a holding company for the PURE Group of insurance companies.
Privilege Underwriters, Reciprocal Exchange	Florida	The company acts as a reciprocal insurance company.

Pure Insurance Company	Florida	The company acts as a captive reinsurance company.
Pure Risk Management, LLC	Florida	The company acts as an attorney-in-fact for Privilege Underwriters Reciprocal Exchange.
Registered Investment Advisors Services, Inc.	Texas	The company is a technology company that facilitates third-party money management services for registered investment advisors.
Retention Alternatives, Ltd.*	Bermuda	The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview International Group, Inc.	Delaware	The company is an insurance company.
RP&C International, Inc.	Ohio	The company is an investment-banking firm that provides specialist advisory services and innovative financial solutions to public and private companies internationally.
Scottsdale Indemnity Company	Ohio	The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio	The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona	The company provides excess and surplus lines coverage on a non-admitted basis.
TBG Danco Insurance Services Corporation	California	The corporation provides life insurance and individual executive estate planning.
THI Holdings (Delaware), Inc.*	Delaware	The company acts as a holding company for subsidiaries of the Nationwide group of companies.
Titan Auto Insurance of New Mexico, Inc.	New Mexico	The company is an insurance agency that operates employee agent storefronts.
Titan Indemnity Company	Texas	The company is a multi-line insurance company and is operating primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan	The company is a property and casualty insurance company.

Titan Insurance Services, Inc.	Texas	The company is a Texas grandfathered managing general agency.
Veterinary Pet Insurance Company*	California	The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana	The company is a property and casualty insurance company.
Victoria Fire & Casualty Company	Ohio	The company is a property and casualty insurance company.
Victoria National Insurance Company	Ohio	The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio	The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio	The company is a property and casualty insurance company.
VPI Services, Inc.	California	The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Washington Square Administrative Services, Inc.	Pennsylvania	The company provides administrative services to Nationwide Life and Annuity Company of America.
Western Heritage Insurance Company	Arizona	The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas	The company acts as a holding company for the Titan group of agencies.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida	The company is an insurance agency and operates as an employee agent storefront for Titan Indemnity Company in Florida.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies

	Nationwide VL Separate Account-B	Ohio	Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio	Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio	Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio	Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio	Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-2	Ohio	Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio	Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio	Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio	Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio	Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio	Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania	Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware	Issuer of Life Insurance Policies

NATIONWIDE®

NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY) OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE) OH
FARMLAND MUTUAL INSURANCE COMPANY Guaranty Fund Certificate Casualty IA
NATIONWIDE FOUNDATION MEMBERSHIP NONPROFIT CORPORATION OH
CHAMPIONS OF THE COMMUNITY, INC. NONPROFIT CORPORATION OH
NATIONWIDE CORPORATION Common Stock: 13,642,432 Shares Casualty-95.2% Fire-4.8% (See Page 2) OH
RETENTION ALTERNATIVES, LTD. Common Stock: 120,000 Shares Fire–100% BER
ALLIED GROUP, INC. (AGI) Common Stock 850 Share Casualty-100% IA
SCOTTSDALE INSURANCE COMPANY (SIC) Common Stock: 30,136 Shares Casualty–100% OH
THI HOLDINGS DELAWARE, INC. (THI) Common Stock: 100 Shares Casualty-100% DE
ATLANTIC FLORIDIAN INSURANCE COMPANY Common Stock: 5,000 Shares Casualty–100% OH
CRESTBROOK INSURANCE COMPANY Common Stock: 52,000 Shares Casualty–100% OH
NATIONAL CASUALTY COMPANY (NC) Common Stock: 100 Shares Casualty–100% WI
NCC OF AMERICA, LTD. (INACTIVE) Common Stock: 300,000 Shares NC–100% G.B.
NATIONWIDE AFFINITY INSURANCE COMPANY OF AMERICA Common Stock: 500,000 Shares Casualty–100% OH
NATIONWIDE AGRIBUSINESS INSURANCE COMPANY Common Stock: 949,992 Shares Casualty–100% Other Capital: Casualty–Ptd. IA
NATIONWIDE ASSURANCE COMPANY (ASSURANCE) Common Stock: 1,750 Shares Casualty–100% WI
NATIONWIDE GENERAL INSURANCE COMPANY Common Stock: 20,000 Shares Casualty–100% OH
NATIONWIDE INDEMNITY COMPANY (NW INDEMNITY) Common Stock: 28,000 Shares Casualty–100% OH
NATIONWIDE INSURANCE COMPANY OF FLORIDA Common Stock: 10,000 Shares Casualty–100% OH
NATIONWIDE LLOYDS A TEXAS LLOYDS TX
NATIONWIDE PROPERTY AND CASUALTY INSURANCE COMPANY Common Stock: 60,000 Shares Casualty–100% OH
SCOTTSDALE INDEMNITY COMPANY Common Stock: 50,000 Shares Casualty–100% OH
AMERICAN MARINE UNDERWRITERS, INC. Common Stock: 20 Shares Casualty–100% FL
INSURANCE INTERMEDIARIES, INC. (III) Common Stock: 1,615 Shares Casualty–100% OH
NATIONWIDE EXCLUSIVE AGENT RISK PURCHASING GROUP, LLC III-100% OH
LONE STAR GENERAL AGENCY, INC. Common Stock: 1,000 Shares Casualty–100% TX
COLONIAL COUNTY MUTUAL INSURANCE COMPANY Surplus Debentures: Assurance Lone Star TX
NATIONWIDE INTERNATIONAL UNDERWRITERS Common Stock: 1,000 Shares Casualty–100% CA
NATIONWIDE REALTY SERVICES, LTD. Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE ARENA LLC Casualty–90% OH
NATIONWIDE MUTUAL CAPITAL, LLC (Mutual Cap) Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE MUTUAL CAPITAL 1, LLC (NMC) Class A Units Mutual Cap–99.85% DE
NMC CPC WT INVESTMENT, LLC Class A Units NMC - 100% Class B Units None Class C Units NMC 100% DE
NATIONWIDE PRIVATE EQUITY FUND, LLC Casualty–100% OH
NATIONWIDE SERVICES COMPANY, LLC (NSC) Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE PROPERTY PROTECTION SERVICES, LLC. NSC–100% OH
NATIONWIDE REALTY INVESTORS, LTD Casualty–95% NW Indemnity–5% OH
NATIONWIDE ASSET MANAGEMENT, LLC Casualty–100% OH
NATIONWIDE CASH MANAGEMENT COMPANY Common Stock: 100 Shares Casualty–100% OH
1492 CAPITAL, LLC (1492) Casualty–100% OH
PRIVILEGE UNDERWRITERS, INC. (PUI) 1492–22.7% FL
PURE RISK MANAGEMENT, LLC (PRM) PUI–100% FL
PURE INSURANCE COMPANY PUI–100% FL
PRIVILEGE UNDERWRITERS RECIPROCAL EXCHANGE FL
ALLIED PROPERTY AND CASUALTY INSURANCE COMPANY (ALLIED P & C) Common Stock: 300,000 Shares AGI–100% IA
AMCO INSURANCE COMPANY (AMCO) Common Stock: 300,000 Shares AGI–100% IA
ALLIED GENERAL AGENCY COMPANY Common Stock: 5,000 Shares AMCO–100% IA
ALLIED TEXAS AGENCY, INC. Common Stock: 1,000 Shares AMCO–100% TX
DEPOSITORS INSURANCE COMPANY (DEPOSITORS) Common Stock: 300,000 Shares AGI–100% IA
NATIONWIDE INSURANCE COMPANY OF AMERICA Common Stock: 12,500 Shares AGI–100% WI
PREMIER AGENCY, INC. Common Stock: 100,000 Shares AGI–100% IA
NATIONWIDE SALES SOLUTIONS, INC. Common Stock: 20,000 Shares AGI–100% IA
NATIONWIDE ADVANTAGE MORTGAGE COMPANY (NAMC) Common Stock: 333,837 Shares AMCO –87.3% Allied P&C –8.47% Depositors –4.23% IA
AGMC REINSURANCE, LTD. Common Stock: 11,000 Shares NAMC–100% T & C
SCOTTSDALE SURPLUS LINES INSURANCE COMPANY Common Stock: 10,000 Shares SIC–100% AZ
WESTERN HERITAGE INSURANCE COMPANY Common Stock: 4,776,076 Shares SIC–100% AZ
FREEDOM SPECIALTY INSURANCE COMPANY Common Stock: 250,000 Shares SIC–100% OH
VETERINARY PET INSURANCE CO. (VPI) Common Stock: 5,821,543 Shares SIC–100% CA
DVM INSURANCE AGENCY, INC. VPI–100% CA
V.P.I. SERVICES INC. VPI–100% CA
TITAN INDEMNITY COMPANY (TITAN) Common Stock: 4,319,951 Shares THI-100% TX
TITAN INSURANCE COMPANY (TITAN INSURANCE) Common Stock: 1,000,000 Shares Titan-100% MI
WHITEHALL HOLDINGS, INC. (WHITEHALL) Common Stock: 1,000 Shares THI-100% TX
TITAN AUTO INSURANCE OF NEW MEXICO, INC. Common Stock: 1,000 Shares Whitehall-100% NM
WI OF FLORIDA, INC. Common Stock: 100 Shares Whitehall-100% FL
TITAN INSURANCE SERVICES, INC. (TITAN SERVICES) Common Stock: 1 Share Whitehall-100% TX
VICTORIA FIRE & CASUALTY COMPANY (VICTORIA FIRE) Common Stock: 1,600 Shares THI-100% OH
VICTORIA AUTOMOBILE INSURANCE COMPANY Common Stock: 1,600 Shares Victoria Fire-100% IN
VICTORIA NATIONAL INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SELECT INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SPECIALTY INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line
September 30, 2009
Page 1

(Casualty, Fire and insurance related subsidiaries)

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
IA
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
OH
NATIONWIDE CORPORATION (NW CORP)
Common Stock: 13,642,432 Shares
Casualty-95.2%
Fire-4.8%
OH
NATIONWIDE GLOBAL HOLDINGS, INC. (NGH)
Common Stock: 1 Share
NW Corp.-100%
OH
NWD MANAGEMENT & RESEARCH TRUST (NWD Manage)
NW Corp.-100%
DE
NATIONWIDE ASSET MANAGEMENT HOLDINGS
NWD Manage - 99.99%
Corp. - .01%
G.B.
AUDENSTAR LIMITED (AL)
NWD Manage - 100%
G.B.
RIVERVIEW INTERNATIONAL GROUP, INC. (RIG)
NWD Manage - 79%
AL - 21%
DE
NATIONWIDE SA CAPITAL TRUST (NSA)
DELAWARE BUSINESS TRUST
DE
NWD INVESTMENT MANAGEMENT, INC. (NWD Invest)
Common Stock: 958,750 Shares
NWD Manage-100%
Preferred Stock: 500,000 Shares
NWD Manage-100%
DE
NEWHOUSE CAPITAL PARTNERS, LLC
NWD Invest -19%
Casualty-70%
Fire-10%
DE
NATIONWIDE SEPARATE ACCOUNTS, LLC
NSA-100%
DE
NATIONWIDE EMERGING MANAGERS, LLC (NEM)
NSA-100%
DE
NWD ASSET MANAGEMENT HOLDINGS, INC. (NAMHI)
NSA-100%
DE
NATIONWIDE GLOBAL VENTURES, INC. (NGV)
NAMHI-100%
DE
NEWHOUSE CAPITAL PARTNERS II, LLC
NGV-99%
DE
NWD MGT LLC (NWDMGT)
NAMHI - 100%
DE
NATIONWIDE GLOBAL FUNDS
LUXEMBOURG SICAV
LUX
NATIONWIDE BETTER HEALTH HOLDING COMPANY (NBHH)
Common Stock: 100 Shares
NW Corp-100%
OH
NATIONWIDE BETTER HEALTH, INC.
NBHH-100%
MD
GATES, MCDONALD & COMPANY (GATES)
Common Stock: 254 Shares
NBHH-100%
OH
GATESMCDONALD & COMPANY OF NEW YORK, INC.
Common Stock: 3 Shares
Gates-100%
NY
GATESMCDONALD HEALTH PLUS, INC.
Common Stock: 200 Shares
Gates-100%
OH
NATIONWIDE FINANCIAL SERVICES, INC. (NFS)
Common Stock: 91,778,717 Shares
NW Corp.-100%
DE
NATIONWIDE LIFE INSURANCE COMPANY (NW LIFE)
Common Stock: 3,814,779 Shares
NFS-100%
OH
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY (NLAIC)
Common Stock: 66,000 Shares
NW Life-100%
OH
NATIONWIDE INVESTMENT SERVICES CORPORATION
Common Stock: 5,000 Shares
NW Life-100%
OK
NATIONWIDE FINANCIAL ASSIGNMENT COMPANY
Common Stock: 100 Shares
NW Life-100%
OH
NATIONWIDE COMMUNITY DEVELOPMENT CORP., LLC
Units:
NW Life-67%
NW Indemnity-33%
OH
NATIONWIDE INVESTMENT ADVISORS, LLC
NW Life-100%
OH
NATIONWIDE FINANCIAL SERVICES CAPITAL TRUST
Preferred Stock:
NFS-100%
DE
NF REINSURANCE, LTD
Common Stock: 250,000 Shares
NFS-100%
BER
NATIONWIDE FUND ADVISORS
Common Stock: 250,000 Shares
DELAWARE BUSINESS TRUST
DE
REGISTERED INVESTMENT ADVISORS SERVICES, INC.
NFS-100%
TX
NATIONWIDE BANK
Common Stock: 2,800,000 Shares
NFS-100%
FED
NATIONWIDE FINANCIAL STRUCTURED PRODUCTS, LLC
NFS-100%
OH
PENSION ASSOCIATES, INC.
Common Stock: 1,000 Shares
NFS-100%
WI
TBG DANCO INSURANCE SERVICES CORPORATION
NFS-69%
CA
NATIONWIDE RETIREMENT SOLUTIONS, INC. (NRS)
Common Stock: 236,494 Shares
NFSDI-100%
DE
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF ARIZONA
Common Stock: 1,000 Shares
NRS-100%
AZ
NATIONWIDE RETIREMENT SOLUTIONS, INS. AGENCY, INC.
Common Stock: 1,000 Shares
NRS-100%
MA
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF OHIO
Common Stock: 100 Shares
OH
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF TEXAS
Common Stock: 1,000 Shares
TX
NFS DISTRIBUTORS, INC. (NFSDI)
Common Stock: 100 Shares
NFS-100%
DE
NATIONWIDE FUND MANAGEMENT LLC
Common Stock: 5 Shares
NFSDI-100%
DE
NATIONWIDE FUND DISTRIBUTORS LLC
Common Stock: 10,000 Shares
NFSDI-100%
DE
NATIONWIDE FINANCIAL INSTITUTION DISTRIBUTORS AGENCY, INC. (NFIDAI)
Common Stock: 1,000 Shares
NFSDI-100%
DE
NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA (NLICA)
NFS-100%
PA
NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
Common Stock: 250,000 Shares
NLICA - 100%
DE
NATIONWIDE PROVIDENT HOLDING COMPANY (NPHC)
Common Stock: 3,000 Shares
NLICA - 100%
PA
NATIONWIDE SECURITIES, LLC
NPHC - 100%
DE
1717 BROKERAGE SERVICES, INC. (BSI)
Common Stock: 1,000 Shares
NPHC - 100%
PA

Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line

(Nationwide Corp. subsidiaries)

September 30, 2009

Page 2

Item 27.              Number of Contractowners

The number of Contract Owners of Qualified and Non-Qualified Contracts as of November 16, 2009 was 2,201 and 1,330 respectively.

Item 28.                 Indemnification

Ohio’s General Corporation Law expressly authorizes and NLAIC’s Amended and Restated Code of Regulations provides for indemnification by NLAIC of any person who, because such person is or was a director, officer or employee of NLAIC was or is a party; or is threatened to be made a party to:

o	any threatened, pending or completed civil action, suit or proceeding;

o	any threatened, pending or completed criminal action, suit or proceeding;

o	any threatened, pending or completed administrative action or proceeding;

o	any threatened, pending or completed investigative action or proceeding; ,

The indemnification will be for actual and reasonable expenses, including attorney’s fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio’s General Corporation Law.

Although NLAIC is of the opinion that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted, NLAIC has been informed that in the opinion of the Securities and Exchange Commission the indemnification of directors, officers or persons controlling NLAIC for liabilities arising under the Securities Act of 1933 (“Act”) is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. NLAIC and the directors, officers and/or controlling persons will be governed by the final adjudication of such issue.  NLAIC will not be required to seek the court’s determination if, in the opinion of NLAIC’s counsel, the matter has been settled by controlling precedent.

Item 29.	Principal Underwriters

(a)	Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for the following separate investment accounts of NLIC or its affiliates:

MFS Variable Account	Nationwide VLI Separate Account
Multi-Flex Variable Account	Nationwide VLI Separate Account-2
Nationwide Variable Account	Nationwide VLI Separate Account-3
Nationwide Variable Account-II	Nationwide VLI Separate Account-4
Nationwide Variable Account-3	Nationwide VLI Separate Account-5
Nationwide Variable Account-4	Nationwide VLI Separate Account-6
Nationwide Variable Account-5	Nationwide VLI Separate Account-7
Nationwide Variable Account-6	Nationwide VL Separate Account-C
Nationwide Variable Account-7	Nationwide VL Separate Account-D
Nationwide Variable Account-8	Nationwide VL Separate Account-G
Nationwide Variable Account-9	Nationwide Provident VA Separate Account 1
Nationwide Variable Account-10	Nationwide Provident VA Separate Account A
Nationwide Variable Account-11	Nationwide Provident VLI Separate Account 1
Nationwide Variable Account-12	Nationwide Provident VLI Separate Account A
Nationwide Variable Account-13
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C
Nationwide VA Separate Account-D

(b)	Directors and Officers of NISC:

President	Robert O. Cline
Senior Vice President, Treasurer and Director	James D. Benson
Vice President-Chief Compliance Officer	James J. Rabenstine
Associate Vice President and Secretary	Kathy R. Richards
Associate Vice President-Financial Systems & Treasury Services and Assistant Treasurer	Terry C. Smetzer
Associate Vice President	John J. Humphries, Jr.
Assistant Secretary	Mark E. Hartman
Director	John L. Carter
Director	Eric S. Henderson

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:  One Nationwide Plaza, Columbus, Ohio 43215

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 30.	Location of Accounts and Records
Timothy G. Frommeyer
Nationwide Life and Annuity Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 31.	Management Services

Not applicable.

Item 32.	Undertakings

The Registrant hereby undertakes to:

            (a)           file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)           include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)           deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Nationwide Life and Annuity Insurance Company represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide Life and Annuity Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 31st day of December, 2009.

NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A
(Registrant)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(Depositor)

By: /s/ JAMIE R. CASTO
Jamie R. Casto

Pursuant to the requirements of the Securities Act, the registration statement has been signed below by the following persons in the capacities indicated on this 31st day of December, 2009.
KIRT A. WALKER
Kirt A. Walker, President, Chief Operating Officer, and Director
MARK R. THRESHER
Mark R. Thresher, President, Chief Operating Officer, and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
PETER A. GOLATO
Peter A. Golato, Senior Vice President-Individual Protection Business Head and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director
By: /s/JAMIE R. CASTO
Jamie R. Casto
Attorney-in-Fact